As filed with the Securities and Exchange Commission on November 18, 2011
Registration No. 333-176265

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 2
to

Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Mid-Con Energy Partners, LP
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	1311 (Primary Standard Industrial Classification Code Number)	45-2842469 (I.R.S. Employer Identification Number)

2501 North Harwood Street, Suite 2410
Dallas, Texas 75201
(918) 743-7575
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Charles R. Olmstead
Mid-Con Energy GP, LLC
2431 E. 61st Street, Suite 850
Tulsa, Oklahoma 74136
(918) 743-7575
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Richard M. Carson GableGotwals 1100 ONEOK Plaza 100 W. Fifth Street Tulsa, Oklahoma 74103 (918) 595-4800	William J. Cooper Andrews Kurth LLP 1350 I Street, NW Suite 1100 Washington, DC 20005 (202) 662-2700	J. Michael Chambers Brett E. Braden Latham & Watkins LLP 717 Texas Avenue, Suite 1600 Houston, Texas 77002 (713) 546-5400

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated November 18, 2011

PRELIMINARY PROSPECTUS

Mid-Con Energy Partners, LP
Common Units
Representing Limited Partner Interests

We are a Delaware limited partnership formed in July 2011 to own, operate, acquire, exploit and develop producing oil and natural gas properties in North America, with a focus on the Mid-Continent region of the United States. This is the initial public offering of our common units. No public market currently exists for our common units. We expect the initial public offering price to be between $      and $      per common unit.

We have applied to list our common units on the NASDAQ Global Market under the symbol “MCEP.”

Investing in our common units involves risks. See “Risk Factors” beginning on page 22.

These risks include the following:

•	We may not have sufficient cash to pay the initial quarterly distribution on our units following the establishment of cash reserves and payment of expenses, including payments to our general partner.

•	We would not have generated sufficient available cash on a pro forma basis to have paid the initial quarterly distribution on all of our units for the twelve months ended September 30, 2011.

•	Unless we replace the oil reserves we produce, our revenues and production will decline, which would adversely affect our cash flow from operations and our ability to make distributions to our unitholders at the initial quarterly distribution rate.

•	A decline in oil prices, or an increase in the differential between the NYMEX or other benchmark prices of oil and the wellhead price we receive for our production, will cause a decline in our cash flow from operations, which could cause us to reduce our distributions or cease paying distributions altogether.

•	Our general partner, who controls us, will have conflicts of interest with, and owe limited fiduciary duties to, us, which may permit them to favor their own interests to the detriment of us and our unitholders.

•	Neither we nor our general partner have any employees, and we rely solely on an affiliate of our general partner to manage and operate our business. The individuals who will manage us will also provide substantially similar services to affiliates of our general partner, and thus will not be solely focused on our business.

•	Common units held by persons who our general partner determines are not eligible holders will be subject to redemption.

•	Our unitholders have limited voting rights and are not entitled to elect our general partner or its board of directors, which could reduce the price at which our common units will trade.

•	Even if our unitholders are dissatisfied, they cannot remove our general partner without its consent.

•	Our tax treatment depends on our status as a partnership for federal income tax purposes. If the IRS were to treat us as a corporation, then our cash available for distribution to our unitholders would be substantially reduced.

•	Our unitholders will be required to pay taxes on their share of our taxable income even if they do not receive any cash distributions from us.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

PRICE $           PER COMMON UNIT

Per
Common
	Unit	Total

Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses(2)	$	$

(1)	Excludes a structuring fee equal to % of the gross proceeds of this offering payable to RBC Capital Markets, LLC.

(2)	After deducting the underwriting discount, the structuring fee and the estimated offering expenses and applying the offering proceeds as described in “Use of Proceeds” on page 46, we do not expect that any of the net proceeds of the offering will be available for investment in our business.

We have granted the underwriters a 30-day option to purchase up to an additional           common units on the same terms and conditions as set forth above if the underwriters sell more than          common units in this offering.

The underwriters expect to deliver the common units on or about          , 2011.

RBC Capital Markets

, 2011

As of and for the month ended June 30, 2011

•	Total estimated proved reserves: 7.9 MMBoe, 98% oil and 71% proved developed, on a Boe basis in each instance

•	275 gross producing oil and natural gas wells (176 net wells) and 123 gross injection wells (73 net wells), operated 99% of our properties by value (as calculated using the standardized measure), 92% of our reserves were being produced under waterflooding (as calculated using the standardized measure)

FORWARD-LOOKING STATEMENTS	201
INDEX TO FINANCIAL STATEMENTS	F-1
APPENDIX A—FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF MID-CON ENERGY PARTNERS, LP	A-1
APPENDIX B—GLOSSARY OF TERMS	B-1
APPENDIX C—CAWLEY, GILLESPIE & ASSOCIATES, INC. SUMMARY OF JUNE 30, 2011 RESERVES	C-1
EX-1.1
EX-3.6
EX-5.1
EX-8.1
EX-10.1
EX-10.2
EX-10.3
EX-10.4
EX-10.7
EX-23.1
EX-23.2
EX-99.2

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

Until          , 2011 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read “Risk Factors” and “Forward-Looking Statements.”

Industry and Market Data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications or other published independent sources. Some data is also based on our good faith estimates. Although we believe these third-party sources are reliable and that the information is accurate and complete, we have not independently verified the information.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including “Risk Factors” and the historical and unaudited pro forma financial statements and the notes to those financial statements. The information presented in this prospectus assumes that the underwriters do not exercise their option to purchase up to an additional           common units, unless otherwise indicated. As used in this prospectus, unless we indicate otherwise:

•	“Contributing Parties” collectively refers to the Founders, Yorktown, our executive officers, employees and other individuals and entities who hold membership interests in our predecessor;

•	“Founders” collectively refers to Charles R. Olmstead, S. Craig George and Jeffrey R. Olmstead;

•	“our general partner” refers to Mid-Con Energy GP, LLC;

•	“Mid-Con Affiliates” collectively refers to Mid-Con Energy III, LLC and Mid-Con Energy IV, LLC, which are affiliates of our general partner;

•	“Mid-Con Energy Partners,” the “partnership,” “we,” “our,” “us” or like terms when used in a historical context refer to our predecessor, which will be merged with and into Mid-Con Energy Properties, LLC, our wholly owned subsidiary, in connection with this offering. When used in the present tense or prospectively, those terms refer to Mid-Con Energy Partners, LP, a Delaware limited partnership, and its subsidiaries;

•	“Mid-Con Energy Operating” refers to Mid-Con Energy Operating, Inc., an affiliate of our general partner;

•	“Mid-Con Energy Properties” refers to Mid-Con Energy Properties, LLC, our wholly owned subsidiary;

•	“our predecessor” collectively refers to Mid-Con Energy Corporation, prior to June 30, 2009, and to Mid-Con Energy I, LLC and Mid-Con Energy II, LLC, on a combined basis, thereafter, our respective predecessors for accounting purposes; and

•	“Yorktown” collectively refers to Yorktown Partners LLC, Yorktown Energy Partners VI, L.P., Yorktown Energy Partners VII, L.P., Yorktown Energy Partners VIII, L.P. and/or Yorktown Energy Partners IX, L.P.

We include a glossary of some of the oil and natural gas terms used in this prospectus in Appendix B. Our estimated proved reserve information as of December 31, 2010 and June 30, 2011 is based on a report prepared by our reservoir engineering staff and audited by Cawley, Gillespie & Associates, Inc., our independent reserve engineers. A summary of our estimated proved reserve information as of June 30, 2011 prepared by our reservoir engineering staff and audited by Cawley, Gillespie & Associates, Inc. is included in this prospectus in Appendix C.

Mid-Con Energy Partners, LP

Overview

We are a Delaware limited partnership formed in July 2011 to own, operate, acquire, exploit and develop producing oil and natural gas properties in North America, with a focus on the Mid-Continent region of the United States. Our management team has significant industry experience, especially with waterflood projects and, as a result, our operations focus primarily on enhancing the development of producing oil properties through waterflooding. Through the continued development of our existing properties and through future acquisitions, we will seek to increase our reserves and production in order to maintain and, over time, increase distributions to our unitholders. Also, in order to enhance the stability of our cash flow for the benefit of our unitholders, we will seek to hedge a significant portion of our production volumes through various commodity derivative contracts.

As of June 30, 2011, our total estimated proved reserves were 7.9 MMBoe, of which approximately 98% were oil and 71% were proved developed, both on a Boe basis. As of June 30, 2011, we operated 98% of our properties through our affiliate, Mid-Con Energy Operating, and 92% of our properties were being produced under waterflood, in each instance on a Boe basis. Our average net production for the month ended June 30, 2011 was approximately 1,248 Boe per day and our total estimated proved reserves had a reserve-to-production ratio of approximately 17 years. Our average net production for the month ended September 30, 2011 increased to approximately 1,349 Boe per day. Our management team developed approximately two-thirds of our total reserves through new waterflood projects.

Our Properties

Our properties are located in the Mid-Continent region of the United States and primarily consist of mature, legacy onshore oil reservoirs with long-lived, relatively predictable production profiles and low production decline rates. Our core areas of operation are located in Southern Oklahoma, Northeastern Oklahoma and parts of Oklahoma and Colorado within the Hugoton Basin. As of June 30, 2011, approximately 91% of the properties associated with our estimated reserves, on a Boe basis, have been producing continuously since 1982 or earlier. Through the application of waterflooding, we believe these mature properties have attractive upside potential. Waterflooding, a form of secondary oil recovery, works by repressuring a reservoir through water injection and pushing or “sweeping” oil to producing wellbores. Based on the production estimates from our June 30, 2011 reserve report, the average estimated decline rate for our proved developed producing reserves is approximately 4% for 2011 and, on a compounded average decline basis, approximately 11% for the subsequent five years and approximately 10% thereafter.

The following table summarizes information by core area regarding our estimated oil and natural gas reserves as of June 30, 2011 and our average net production for the month ended June 30, 2011.

					Average
					Net
	Estimated				Production
	Net Proved Reserves				for the Month Ended
	as of June 30, 2011				June 30, 2011		Average	Gross Active Wells
							Reserve-to-	Oil and
				% Proved	Boe/d	Boe/d	Production	Natural	Injection
	(MBoe)	% Operated	% Oil	Developed	Gross	Net	Ratio(1)	Gas Wells	Wells

Southern Oklahoma	4,783	100%	99%	58%	1,892	700	19	65	42
Northeastern Oklahoma	2,043	100%	99%	91%	593	340	16	154	59
Hugoton Basin	720	100%	99%	85%	234	141	14	43	18
Other	361	77%	60%	100%	231	67	15	13	4

Total	7,907	98%	98%	71%	2,950	1,248	17	275	123

(1)	The average reserve-to-production ratio is calculated by dividing estimated net proved reserves as of June 30, 2011 by average net production for the month ended June 30, 2011.

The following chart summarizes our pro forma total average net Boe production volumes on a monthly basis, and illustrates the 100% increase in our production volumes over the twelve months ended September 30, 2011. We achieved approximately 75% of this production increase primarily through ongoing waterflood response from existing development activities and approximately 25% of this production increase from workovers and acquisitions.

Our Hedging Strategy

Our hedging strategy seeks to reduce the impact to our cash flow from commodity price volatility. We intend to enter into commodity derivative contracts at times and on terms designed to maintain, over the long-term, a portfolio covering approximately 50% to 80% of our estimated oil production from proved reserves over a three-to-five year period at any given point in time. For the years ending December 31, 2011, 2012 and 2013, we have commodity derivative contracts covering approximately 43%, 66% and 40%, respectively, of our estimated oil production from proved reserves as of June 30, 2011. All of our derivative contracts for 2012 and 2013 are either swaps with fixed settlements or collars. The weighted average minimum prices on all of our derivative contracts for 2012 and 2013 are $101.17 and $100.14, respectively. A “collar” is a combination of a put option we purchase and a call option we sell. The put option portion of a collar is also referred to as a “floor.” A floor establishes a minimum average sale price for future oil production. In 2012, we have collars with a floor of $100.00 and swaps with fixed price settlements ranging from $100.97 to $104.28 covering approximately 13% and 53%, respectively, of our total proved estimated oil production. In 2013, we have collars with a floor of $100.00 and swaps with fixed price settlements ranging from $96.00 to $105.80 covering 12% and 28%, respectively, of our total proved estimated oil production.

We intend to enter into additional commodity derivative contracts in connection with material increases in our estimated production and at times when we believe market conditions or other circumstances suggest that it is prudent to do so as opposed to entering into commodity derivative contracts at predetermined times or on prescribed terms. Additionally, we may take advantage of opportunities to modify our commodity derivative portfolio to change the percentage of our hedged production volumes or the duration of our hedge contracts when circumstances suggest that it is prudent to do so.

By removing a significant portion of price volatility associated with our estimated future oil production, we have mitigated, but not eliminated, the potential effects of changing oil prices on our cash flow from operations for those periods. For a further description of our commodity derivative contracts, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Derivative Contracts.”

Our Business Strategies

Our primary business objective is to generate stable cash flow, which will allow us to make quarterly cash distributions to our unitholders at the initial quarterly distribution rate and, over time, to increase our quarterly cash distributions. To achieve our objective, we intend to execute the following business strategies:

•	Continue exploitation of our existing properties to maximize production;

•	Pursue acquisitions of long-lived, low-risk producing properties with upside potential;

•	Capitalize on our relationship with the Mid-Con Affiliates for favorable acquisition opportunities;

•	Maintain operational control and a focus on cost-effectiveness in all our operations;

•	Reduce the impact of commodity price volatility on our cash flow through a disciplined commodity hedging strategy;

•	Maintain a balanced capital structure to allow for financial flexibility to execute our business strategies; and

•	Utilize compensation programs that align the interests of our management team with our unitholders.

For a more detailed description of our business strategies, please read “Business and Properties—Our Business Strategies.”

Our Competitive Strengths

We believe that the following competitive strengths will allow us to successfully execute our business strategies and achieve our objective of generating and growing cash available for distribution:

•	An asset portfolio largely consisting of properties with existing waterflood projects that have relatively predictable production profiles, that provide growth potential through ongoing response to waterflooding and that have modest capital requirements;

•	The ability to further exploit existing mature properties by utilizing our waterflooding expertise;

•	Acquisition opportunities that are consistent with our criteria of predictable production profiles with upside potential that may arise as a result of our relationship with the Mid-Con Affiliates;

•	Access to the collective expertise of Yorktown’s employees and their extensive network of industry relationships through our relationship with Yorktown;

•	The ability to better manage our operating costs, capital expenditures and development schedule because of our high level of operational control;

•	An enhanced ability to pursue acquisition opportunities arising from our competitive cost of capital and balanced capital structure; and

•	The range and depth of our technical and operational expertise will allow us to expand both geographically and operationally to achieve our goals.

For a more detailed discussion of our competitive strengths, please read “Business and Properties—Our Competitive Strengths.”

Our Principal Business Relationships

Our Relationship with the Mid-Con Affiliates

In June 2011, management and Yorktown formed two limited liability companies, which we refer to collectively as the Mid-Con Affiliates, to acquire and develop oil and natural gas properties that are either undeveloped or that may require significant capital investment and development efforts before they meet our criteria for ownership. As these development projects mature, we expect to have the opportunity to acquire certain of these properties from the Mid-Con Affiliates. Through this relationship with the Mid-Con Affiliates, we plan to avoid much of the capital, engineering and geological risks associated with the early development of any of these properties we may acquire. However, the Mid-Con Affiliates may not be successful in indentifying or consummating acquisitions or in successfully developing the new properties they acquire. Further, the Mid-Con Affiliates are not obligated to sell any properties to us and they are not prohibited from competing with us to acquire oil and natural gas properties. Please read “Certain Relationships and Related Party Transactions—Review, Approval or Ratification of Transactions with Related Persons.”

Our Relationship with Yorktown

We have a valuable relationship with Yorktown, a private investment firm founded in 1991 and focused on investments in the energy sector. Since 2004, Yorktown has made several equity investments in our predecessor. Immediately following the consummation of this offering, Yorktown will own an approximate     % limited partner interest in us, making it our largest unitholder, and will own a 50% interest in our affiliate Mid-Con Energy Operating. Also, Peter A. Leidel, a principal of Yorktown, will serve on our board of directors.

Yorktown currently has more than $3.0 billion in assets under management and Yorktown’s employees have extensive investment experience in the oil and natural gas industry. Yorktown’s employees review a large number of potential acquisitions and are involved in decisions relating to the acquisition and disposition of oil and natural gas assets by the various portfolio companies in which Yorktown owns interests. With their extensive investment experience in the oil and natural gas industry and their extensive network of industry relationships, we believe that Yorktown’s employees are well positioned to assist us in identifying and evaluating acquisition opportunities and in making strategic decisions. Yorktown is not obligated to sell any properties to us and they are not prohibited from competing with us to acquire oil and natural gas properties. Investment funds managed by Yorktown manage numerous other portfolio companies that are engaged in the oil and natural gas industry and, as a result, Yorktown may present acquisition opportunities to other Yorktown portfolio companies that compete with us.

Risk Factors

An investment in our common units involves risks. Below is a summary of certain key risk factors that you should consider in evaluating an investment in our common units. This list is not exhaustive. Please read the full discussion of these risks and other risks described under “Risk Factors.”

Risks Related to Our Business

•	We may not have sufficient cash to pay the initial quarterly distribution on our units following the establishment of cash reserves and payment of expenses, including payments to our general partner.

•	We would not have generated sufficient available cash on a pro forma basis to have paid the initial quarterly distribution on all of our units for the twelve months ended September 30, 2011.

•	Unless we replace the oil reserves we produce, our revenues and production will decline, which would adversely affect our cash flow from operations and our ability to make distributions to our unitholders at the initial quarterly distribution rate.

•	A decline in oil prices, or an increase in the differential between the NYMEX or other benchmark prices of oil and the wellhead price we receive for our production, will cause a decline in our cash flow from operations, which could cause us to reduce our distributions or cease paying distributions altogether.

•	We may be unable to compete effectively with larger companies, which may adversely affect our ability to generate sufficient revenue to allow us to pay distributions to our unitholders at the initial quarterly distribution rate.

Risks Inherent in an Investment in Us

•	Our general partner controls us, and the Founders and Yorktown own a % interest in us. They will have conflicts of interest with, and owe limited fiduciary duties to, us, which may permit them to favor their own interests to the detriment of us and our unitholders.

•	Neither we nor our general partner have any employees, and we rely solely on Mid-Con Energy Operating to manage and operate our business. The management team of Mid-Con Energy Operating, which includes the individuals who will manage us, will also provide substantially similar services to the Mid-Con Affiliates, and thus will not be solely focused on our business.

•	Units held by persons who our general partner determines are not eligible holders will be subject to redemption.

•	Our unitholders have limited voting rights and are not entitled to elect our general partner or its board of directors, which could reduce the price at which our common units will trade.

•	Even if our unitholders are dissatisfied, they cannot remove our general partner without its consent.

•	Control of our general partner may be transferred to a third party without unitholder consent.

•	We may issue an unlimited number of additional units, including units that are senior to the common units, without unitholder approval, which would dilute unitholders’ ownership interests.

Tax Risks to Unitholders

•	Our tax treatment depends on our status as a partnership for federal income tax purposes. If the IRS were to treat us as a corporation, then our cash available for distribution to our unitholders would be substantially reduced.

•	Our unitholders will be required to pay taxes on their share of our taxable income even if they do not receive any cash distributions from us.

Formation Transactions and Partnership Structure

The following transactions, which we refer to as the formation transactions, will occur at, or immediately prior to, the closing of this offering:

•	We will acquire working interests from J&A Oil Company and Charles R. Olmstead and interests in derivative contracts from J&A Oil Company for aggregate consideration of approximately $6.0 million immediately prior to the closing of this offering;

•	We will enter into a contribution, conveyance, assumption and merger agreement pursuant to which Mid-Con Energy I, LLC and Mid-Con Energy II, LLC will merge with and into our wholly owned subsidiary, Mid-Con Energy Properties and our general partner will make a contribution to us;

•	We will enter into a new $250.0 million credit facility under which we expect to borrow approximately $45.0 million at the closing of this offering;

•	We will issue common units to the public, representing a % limited partner interest in us;

•	We will issue common units to the Contributing Parties as additional consideration for the merger;

•	We will issue general partner units to our general partner, representing a 2.0% general partner interest in us, in consideration for its contribution to us;

•	We will repay in full the outstanding borrowings under our existing credit facility and distribute approximately $ million to the Contributing Parties as the cash portion of the consideration in respect of the merger discussed in the second bullet above; and

•	We will enter into a services agreement with Mid-Con Energy Operating, pursuant to which Mid-Con Energy Operating will provide management, administrative and operational services to us.

The number of common units that we will issue to the public and the Contributing Parties, as reflected in the third and fourth bullet points above, assume that the underwriters do not exercise their option to purchase up to an additional           common units. To the extent the underwriters exercise this option, the number of common units issued to the public (as reflected in the third bullet above) will increase by the aggregate number of common units purchased by the underwriters pursuant to such exercise, and the number of common units issued to the Contributing Parties (as reflected in the fourth bullet above) will decrease by the aggregate number of common units purchased by the underwriters pursuant to such exercise.

Ownership and Organizational Structure of Mid-Con Energy Partners, LP

The diagram below depicts our organization and ownership after giving effect to the offering and the related formation transactions and assumes that the underwriters do not exercise their option to purchase additional common units.

Common units held by the public	%
Common units held by the Contributing Parties:
Common units held by the Founders	%
Common units held by Yorktown	%
Common units held by the other Contributing Parties	%
General partner units	2.0%

Total	100.0%

(1)	The additional Contributing Parties (other than the Founders and Yorktown) are not reflected in the chart above. Certain of such additional Contributing Parties also hold membership interests in the Mid-Con Affiliates.

(2)	The Founders are S. Craig George, Charles R. Olmstead and Jeffrey R. Olmstead.

(3)	Yorktown IX Company LP is the sole general partner of Yorktown Energy Partners IX, L.P. Yorktown Associates LLC is the sole general partner of Yorktown IX Company LP. For more information on the entities that control Yorktown Energy Partners VI, L.P., Yorktown Energy Partners VII, L.P., and Yorktown Energy Partners VIII, L.P, please see “Security Ownership of Certain Beneficial Owners and Management.”

Management of Mid-Con Energy Partners, LP

We are managed and operated by the board of directors and executive officers of our general partner, Mid-Con Energy GP, LLC. Our unitholders will not be entitled to elect our general partner or its directors or otherwise participate in our management or operation. All of the executive officers of our general partner are also officers and/or directors of the Mid-Con Affiliates. For information about the executive officers and directors of our general partner, please read “Management.”

S. Craig George, the Executive Chairman of the board of directors of our general partner, Charles R. Olmstead, the Chief Executive Officer and a director of our general partner, and Jeffrey R. Olmstead, the President and Chief Financial Officer and a director of our general partner, or collectively, the “Founders,” will each own one-third of the member interests in our general partner. As the holders of all of the member interests of our general partner, the Founders will control our general partner, will be entitled to appoint its entire board of directors and will receive all of the distributions our general partner receives in respect of its 2.0% general partner interest in us. Please see “Security Ownership of Certain Beneficial Owners and Management.”

Neither we, our general partner, nor our subsidiary have any employees. Immediately prior to the closing of this offering, we and our general partner will enter into a services agreement with Mid-Con Energy Operating, pursuant to which Mid-Con Energy Operating will provide management, administrative and operating services to us. Although all of the employees that conduct our business are employed by Mid-Con Energy Operating, we sometimes refer to these individuals in this prospectus as our employees.

We will initially have one subsidiary, Mid-Con Energy Properties, that will hold title to our properties.

Principal Executive Offices and Internet Address

Our headquarters are located at 2501 North Harwood Street, Suite 2410, Dallas, Texas 75201. Our principal operating office is located at 2431 East 61st Street, Suite 850, Tulsa, Oklahoma 74136, and our telephone number is (918) 743-7575. Our website address is www.midconenergypartners.com and will be activated in connection with the closing of this offering. We expect to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission, which we refer to as the SEC, available free of charge through our website as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into, and does not constitute a part of, this prospectus.

Summary of Conflicts of Interest and Fiduciary Duties

Under our partnership agreement, our general partner has a legal duty to manage us in a manner that is in, or not opposed to, the best interests of the holders of our common units. This legal duty, as modified by our partnership agreement, originates in statutes and judicial decisions and is commonly referred to as a “fiduciary duty.” However, the officers and directors of our general partner also have a fiduciary duty to manage the business of our general partner in a manner beneficial to its owners, the Founders. All of the executive officers of our general partner are also officers and/or directors of the Mid-Con Affiliates and will have economic interests in the Mid-Con Affiliates. In addition, Peter A. Leidel, a principal of Yorktown, will serve on our board of directors. Mr. Leidel has economic interests in Yorktown and its affiliates that manage, hold and own investments in other funds and companies that may compete with us. As a result of these relationships, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our general partner and its owners and affiliates, on the other hand. For example, our general partner is entitled to make determinations that affect our ability to generate the cash flow necessary to make cash distributions to our unitholders, including determinations related to:

•	purchases and sales of oil and natural gas properties and other acquisitions and dispositions, including whether to pursue acquisitions that may also be suitable for the Mid-Con Affiliates, Yorktown or any Yorktown portfolio company;

•	the manner in which our business is operated;

•	the level of our borrowings;

•	the amount, nature and timing of our capital expenditures; and

•	the amount of cash reserves necessary or appropriate to satisfy our general, administrative and other expenses and debt service requirements and to otherwise provide for the proper conduct of our business.

For a more detailed description of the conflicts of interest and fiduciary duties of our general partner, please read “Risk Factors—Risks Inherent in an Investment in Us” and “Conflicts of Interest and Fiduciary Duties.”

Our partnership agreement can be amended with the consent of our general partner and the approval of the holders of a majority of our outstanding common units (including any common units held by affiliates of our general partner). Upon consummation of this offering, our general partner will continue to be owned by the Founders, and the Founders and Yorktown collectively will own and control the voting of an aggregate of approximately     % of our outstanding common units. Assuming that we do not issue any additional common units and the Founders and Yorktown do not transfer their units, they will have the ability to amend our partnership agreement, including our policy to distribute all of our available cash to our unitholders, without the approval of any other unitholders. Please see “Risk Factors—Risks Inherent in an Investment in Us” and “The Partnership Agreement—Amendment of the Partnership Agreement.”

Partnership Agreement Modification of Fiduciary Duties

Our partnership agreement limits the liability of our general partner and reduces the fiduciary duties it owes to our unitholders. Our partnership agreement also restricts the remedies available to our unitholders for actions that might otherwise constitute a breach of the fiduciary duties that our general partner owes to our unitholders. By purchasing a common unit, our unitholders agree to be bound by the terms of our partnership agreement and, pursuant to the terms of our partnership agreement, are treated as having consented to various actions contemplated in our partnership agreement and conflicts of interest that might otherwise be considered a breach of fiduciary or other duties under Delaware law. Please read “Conflicts of Interest and Fiduciary Duties—Fiduciary Duties” for a description of the fiduciary duties imposed on our general partner by Delaware law, the material modifications of these duties contained in our partnership agreement and certain legal rights and remedies available to our unitholders.

The Offering

Common units offered by us	common units, or common units if the underwriters exercise in full their option to purchase additional common units.

Units outstanding after this offering	common units.

If the underwriters do not exercise their option to purchase additional common units, we will issue that number of units to the Contributing Parties at the expiration of the option period as additional consideration in respect of the merger of Mid-Con Energy I, LLC and Mid-Con Energy II, LLC into Mid-Con Energy Properties at closing. To the extent the underwriters exercise their option to purchase up to an additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public, and the remainder of the common units that are subject to the option, if any, will be issued to the Contributing Parties. Accordingly, the exercise of the underwriters’ option will not affect the total number of units outstanding or the amount of cash needed to pay the initial quarterly distribution on all outstanding units.

In addition, our general partner will own general partner units representing a 2.0% general partner interest in us.

Use of proceeds	We intend to use the expected net proceeds of approximately $ million from this offering, based upon the assumed initial public offering price of $ per common unit, after deducting underwriting discounts, a structuring fee and estimated expenses, together with borrowings of approximately $45.0 million under our new revolving credit facility, to:

• distribute approximately $      million to the Contributing Parties as the cash portion of the consideration in respect of the merger of Mid-Con Energy I, LLC and Mid-Con Energy II, LLC into our subsidiary at closing;

• repay in full $ million of indebtedness outstanding under our existing revolving credit facilities; and

•	acquire, for aggregate consideration of approximately $6.0 million, certain working interests in the Cushing Field from J&A Oil Company and Charles R. Olmstead and interests in certain derivative contracts from J&A Oil Company.

After the uses described above, we do not expect that any of the net proceeds of the offering will be available for investment in our business.

If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds would be approximately $ million. The net proceeds from any exercise of such option will be used to distribute additional cash consideration in respect of the merger to the Contributing Parties. Please read “Use of Proceeds.”

Cash distributions	We intend to pay an initial quarterly distribution of $ per unit per quarter on all common and general partner units ($ per unit on an annualized basis) to the extent we have sufficient cash from operations, after the establishment of cash reserves and the payment of fees and expenses.

There is no guarantee that unitholders will receive a quarterly distribution from us. We do not have a legal obligation to pay distributions at our initial quarterly distribution rate or at any other rate except as provided in our partnership agreement. Further, our ability to pay the initial quarterly distribution is subject to various restrictions and other factors described in more detail under the caption “Our Cash Distribution Policy and Restrictions on Distributions.” We will prorate the initial quarterly distribution payable for the period from the closing of this offering through December 31, 2011, based on the actual length of that period.

Assuming our general partner maintains its 2.0% general partner interest in us, our partnership agreement requires that we distribute 98.0% of our available cash each quarter to the holders of our common units, pro rata, and 2.0% to our general partner.

Unlike many publicly traded limited partnerships, our general partner is not entitled to any incentive distributions, and we do not have any subordinated units.

Pro forma cash available for distribution generated during the year ended December 31, 2010 and the twelve months ended September 30, 2011 was approximately $5.4 million and $15.8 million, respectively. The amount of available cash we will need to pay the initial quarterly distribution for four quarters on our common units outstanding immediately after this offering and the corresponding distributions on our general partner’s 2.0% interest will be approximately $ million (or an average of approximately $ million per quarter). As a result, for the year ended December 31, 2010, we would have generated available cash sufficient to pay a cash distribution of $ per unit per quarter ($ on an annualized basis), or approximately % of the initial quarterly distribution on our common units during that period. For the twelve months ended September 30, 2011, we would have generated available cash sufficient to pay a cash distribution of $ per unit per quarter ($ on an annualized basis), or approximately % of the initial quarterly distribution on our common units during that period. For a calculation of our ability to pay distributions to our unitholders based on our pro forma results for the year ended December 31, 2010 and the twelve months ended September 30, 2011, please read “Our Cash Distribution Policy and Restrictions on

Distributions—Unaudited Pro Forma Available Cash for the Year Ended December 31, 2010 and the Twelve Months Ended September 30, 2011.”

We believe, based on our financial forecast and the related assumptions included under “Our Cash Distribution Policy and Restrictions on Distributions—Estimated Adjusted EBITDA for the Year Ending December 31, 2012,” that we will have sufficient cash available for distribution to pay the initial quarterly distribution of $ per unit on all common and general partner units for the four quarters ending December 31, 2012.

Issuance of additional units	We can issue an unlimited number of additional units, including units that are senior to the common units in right of distributions, liquidation and voting, on terms and conditions determined by our general partner, without the approval of our unitholders. Please read “Units Eligible for Future Sale” and “The Partnership Agreement—Issuance of Additional Interests.”

Limited voting rights	Our general partner will manage us and operate our business. Unlike stockholders of a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its board of directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates. Upon consummation of this offering, the Founders and Yorktown will own an aggregate of approximately % of our common units and, therefore, will be able to prevent the removal of our general partner. Please read “The Partnership Agreement—Limited Voting Rights.”

Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a purchase price not less than the then-current market price of the common units, as calculated pursuant to the terms of our partnership agreement. Upon consummation of this offering, the Founders will own an aggregate of approximately % of our common units. Please read “The Partnership Agreement—Limited Call Right.”

Eligible Holders and redemption	Units held by persons who our general partner determines are not Eligible Holders will be subject to redemption. As used herein, an Eligible Holder means any person or entity qualified to hold an interest in oil and natural gas leases on federal lands. If, following a request by our general partner, a transferee or unitholder, as the case may be, does not properly complete a recertification for any reason, we will have the right to redeem the units held by such person at the then-current market price of the units held by such person. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner. Please read “Description of the Common Units—Transfer Agent and Registrar—Transfer of Common Units” and “The Partnership Agreement—Non-Citizen Unitholders; Redemption.”

Estimated ratio of taxable income to distributions	We estimate that if our unitholders own the common units purchased in this offering through the record date for distributions for the period ending December 31, 2014, such unitholders will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 40% of the cash distributed to such unitholders with respect to that period. Please read “Material Tax Consequences—Tax Consequences of Unit Ownership—Ratio of Taxable Income to Distributions” for the basis of this estimate.

Material tax consequences	For a discussion of other material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material Tax Consequences.”

Listing and trading symbol	We have applied to list our common units on the NASDAQ Global Market, subject to official notice of issuance, under the symbol “MCEP.”

Summary Historical and Pro Forma Financial Data

We were formed in July 2011 and do not have historical financial operating results. Therefore, in this prospectus, we present the historical financial statements of our predecessor, which consist of the consolidated historical financial statements of Mid-Con Energy Corporation through June 30, 2009 and the combined historical financial statements of Mid-Con Energy I, LLC and Mid-Con Energy II, LLC, thereafter. The following table presents summary historical financial data of our predecessor and summary pro forma financial data of Mid-Con Energy Partners, LP as of the dates and for the periods indicated. The summary historical financial data as of December 31, 2009 and 2010 and for the years ended June 30, 2008 and 2009, the six months ended December 31, 2009 and the year ended December 31, 2010 are derived from the audited historical financial statements of our predecessor included elsewhere in this prospectus. The summary historical financial data as of September 30, 2011 and for the nine months ended September 30, 2010 and 2011 are derived from the unaudited historical combined financial statements of our predecessor included elsewhere in this prospectus. These historical financial statements have been restated to correct errors discovered in the calculation of depreciation, depletion, and amortization and impairment of proved properties for all periods prior to September 30, 2011, as well as the expensing of certain geological and geophysical costs by Mid-Con Energy I, LLC for the six months ended December 31, 2009.

The summary unaudited pro forma financial data as of September 30, 2011 and for the nine months ended September 30, 2011 and the year ended December 31, 2010 are derived from the unaudited pro forma condensed financial statements of our predecessor included elsewhere in this prospectus. Our unaudited pro forma condensed financial statements give pro forma effect to the following:

•	the sale by Mid-Con Energy I, LLC and Mid-Con Energy II, LLC of certain oil and natural gas properties representing approximately 1% of our proved reserves by value, as calculated using the standardized measure, as of June 30, 2011, and certain subsidiaries that do not own oil and natural gas reserves, including Mid-Con Energy Operating, to the Mid-Con Affiliates for aggregate consideration of $7.5 million;

•	the merger of Mid-Con Energy I, LLC and Mid-Con Energy II, LLC with our wholly owned subsidiary in exchange for aggregate consideration of common units and $ million in cash;
•	the issuance to our general partner of general partner units, representing a 2.0% general partner interest in us in exchange for a contribution from our general partner;

•	the issuance and sale by us to the public of common units in this offering and the application of the net proceeds as described in “Use of Proceeds;”

•	our borrowing of approximately $45.0 million under our new credit facility and the application of the proceeds as described in “Use of Proceeds;” and

•	our acquisition of additional working interests in the Cushing Field from J&A Oil Company and Charles R. Olmstead immediately prior to the closing of this offering.

The unaudited pro forma balance sheet data assume the events listed above occurred as of September 30, 2011. The unaudited pro forma statement of operations data for the nine months ended September 30, 2011 and the year ended December 31, 2010 assume the items listed above occurred as of January 1, 2010. We have not given pro forma effect to incremental general and administrative expenses of approximately $3.0 million that we expect to incur annually as a result of being a publicly traded partnership.

You should read the following table in conjunction with “—Formation Transactions and Partnership Structure,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the historical combined financial statements of our predecessor and the unaudited pro forma condensed financial statements of Mid-Con Energy Partners, LP and the notes thereto included elsewhere in this prospectus. Among other things, those historical financial statements and unaudited pro forma condensed financial statements include more detailed information regarding the basis of presentation for the following information.

The following table presents a non-GAAP financial measure, Adjusted EBITDA, which we use in evaluating the financial performance and liquidity of our business. This measure is not calculated or presented in accordance with generally accepted accounting principles, or GAAP. We explain this measure below and reconcile it to the most directly comparable financial measures calculated and presented in accordance with GAAP.

							Mid-Con Energy
							Partners, LP
			Mid-Con Energy I, LLC and Mid-Con Energy II, LLC (combined)				Pro Forma
	Mid-Con Energy Corporation		Six Months				Year	Nine Months
	(consolidated)		Ended	Year Ended	Nine Months Ended		Ended	Ended
	Year Ended June 30,		December 31,	December 31,	September 30,		December 31,	September 30,
Statement of Operations Data:	2008	2009	2009	2010	2010	2011	2010	2011
					(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)
	(restated)	(restated)	(restated)	(restated)			(restated)
Revenues:
Oil sales	$13,667	$10,246	$5,729	$16,853	$11,390	$25,068	$16,286	$25,040
Natural gas sales	618	2,172	743	1,418	1,104	974	1,397	978
Realized loss on derivatives, net	(804)	(669)	(350)	(90)	(87)	(799)	(100)	(875)
Unrealized gain (loss) on derivatives, net	(2,035)	1,679	(147)	(707)	182	9,400	(707)	9,400

Total revenues	11,446	13,428	5,975	17,474	12,589	34,643	16,876	34,543

Operating costs and expenses:
Lease operating expenses	5,005	5,369	2,431	6,237	4,654	5,951	5,041	5,600
Oil and gas production taxes	946	631	269	822	522	1,116	797	1,119
Dry holes and abandonments of unproved properties	—	—	—	1,418	1,053	772	514	772
Geological and geophysical	1,296	507	—	394	253	171	—	—
Depreciation, depletion and amortization	1,599	2,293	2,552	5,851	4,743	4,318	3,327	4,128
Accretion of discount on asset retirement obligations	56	78	58	127	95	55	63	55
General and administrative	1,871	1,767	704	982	708	552	982	552
Impairment of proved oil and gas properties	—	—	9,208	1,886	—	—	1,260	—

Total operating costs and expenses	10,773	10,645	15,222	17,717	12,028	12,935	11,984	12,226

Income (loss) from operations	673	2,783	(9,247)	(243)	561	21,708	4,892	22,317

Other income (expenses):
Interest income and other	115	119	35	218	208	160	126	102
Interest expense	(3)	(93)	(2)	(98)	(59)	(378)	(1,350)	(1,013)
Gain on sale of assets	—	—	—	354	354	1,559	—	—
Stock-based compensation	—	—	—	—	—	(1,671)	—	(1,671)
Other revenue and expenses, net	108	298	118	847	501	576	—	—
Income tax expense—current	—	(625)	—	—	—	—	—	—
Income tax (expense) benefit—deferred	(261)	502	—	—	—	—	—	—

Net income (loss)	$632	$2,984	$(9,096)	$1,078	$1,565	$21,954	$3,668	$19,735

Net income per limited partner unit (basic and diluted)							$	$

Weighted average number of limited partner units outstanding (basic and diluted)

Other Financial Data:
Adjusted EBITDA	$4,471	$3,773	$2,836	$10,593	$6,771	$18,029	$10,763	$17,872
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$4,221	$10,935	$965	$11,798	$10,269	$14,554
Investing activities	(7,646)	(12,448)	(5,018)	(22,726)	(15,922)	(24,881)
Financing activities	147	4,841	(1,164)	10,387	5,133	10,291

			Mid-Con Energy I, LLC and					Mid-Con
			Mid-Con Energy II, LLC					Energy Partners, LP
			(combined)					Pro Forma
			As of December 31,			As of September 30,		As of September 30,
Balance Sheet Data:			2009	2010		2011		2011
						(unaudited)		(unaudited)
			(in thousands)
			(restated)	(restated)
Working capital(1)			$2,420	$(1,256)		$6,819		$5,236
Total assets			40,496	56,867		88,682		92,377
Total debt			337	5,513		15,210		45,000
Partners’ capital			36,779	43,072		69,955		43,860

(1)	For 2010, excludes $5.3 million of current maturities under our predecessor’s credit facilities. The maturity date for these facilities was subsequently extended to December 2013.

Non-GAAP Financial Measures

We include in this prospectus the non-GAAP financial measure Adjusted EBITDA and provide our calculation of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income and net cash from operating activities, our most directly comparable financial measures calculated and presented in accordance with GAAP. We define Adjusted EBITDA as net income (loss):

•	Plus:

•	income tax expense (benefit), if any;

•	interest expense;

•	depreciation, depletion and amortization;

•	accretion of discount on asset retirement obligations;

•	unrealized losses on commodity derivative contracts;

•	impairment expenses;

•	dry hole costs and abandonments of unproved properties;

•	stock-based compensation; and

•	loss on sale of assets;

•	Less:

•	interest income;

•	unrealized gains on commodity derivative contracts; and

•	gain on sale of assets.

Adjusted EBITDA is used as a supplemental financial measure by our management and by external users of our financial statements, such as industry analysts, investors, lenders, rating agencies and others, to assess:

•	the cash flow generated by our assets, without regard to financing methods, capital structure or historical cost basis; and

•	our ability to incur and service debt and fund capital expenditures.

In addition, management uses Adjusted EBITDA to evaluate actual cash flow available to pay distributions to our unitholders, develop existing reserves or acquire additional oil properties.

Adjusted EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of another company because all companies may not calculate Adjusted EBITDA in the same manner. The following table presents our reconciliation of Adjusted EBITDA to Net Income. The table below further presents a reconciliation of Adjusted EBITDA to cash flow from operating activities, our most directly comparable GAAP financial measure, for each of the periods indicated.

Reconciliation of Adjusted EBITDA to Net Income

			Mid-Con Energy I, LLC and				Mid-Con Energy
			Mid-Con Energy II, LLC				Partners, LP
	Mid-Con Energy		(combined)				Pro Forma
	Corporation		Six Months	Year	Nine Months	Nine Months	Year	Nine Months
	(consolidated)		Ended	Ended	Ended	Ended	Ended	Ended
	Year Ended June 30,		December 31,	December 31,	September 30,	September 30,	December 31,	September 30,
	2008	2009	2009	2010	2010	2011	2010	2011
					(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)
	(restated)	(restated)	(restated)	(restated)			(restated)

Net income (loss)	$632	$2,984	$(9,096)	$1,078	$1,565	$21,954	$3,668	$19,735

Income tax expense (benefit)—deferred	261	(502)	—	—	—	—	—	—

Income tax expense—current	—	625	—	—	—	—	—	—

Interest expense	3	93	2	98	59	378	1,350	1,013

Depreciation, depletion and amortization	1,599	2,293	2,552	5,851	4,743	4,318	3,327	4,128

Accretion of discount on asset retirement obligations	56	78	58	127	95	55	63	55

Unrealized (gain) loss on derivatives, net	2,035	(1,679)	147	707	(182)	(9,400)	707	(9,400)

Impairment of proved oil and gas properties	—	—	9,208	1,886	—	—	1,260	—

Dry holes and abandonments of unproved properties	—	—	—	1,418	1,053	772	514	772

Gain on sales of assets	—	—	—	(354)	(354)	(1,559)	—	—

Stock-based compensation	—	—	—	—	—	1,671	—	1,671

Interest income	(115)	(119)	(35)	(218)	(208)	(160)	(126)	(102)

Adjusted EBITDA	$4,471	$3,773	$2,836	$10,593	$6,771	$18,029	$10,763	$17,872

Reconciliation of Adjusted EBITDA to Net Cash Provided by Operating Activities

			Mid-Con Energy I, LLC and
	Mid-Con		Mid-Con Energy II, LLC
	Energy		(combined)
	Corporation		Six Months	Year	Nine Months	Nine Months
	(consolidated)		Ended	Ended	Ended	Ended
	Year Ended June 30,		December 31,	December 31,	September 30,	September 30,
	2008	2009	2009	2010	2010	2011
					(unaudited)	(unaudited)
	(in thousands)
	(restated)	(restated)	(restated)	(restated)

Net cash provided by operating activities	$4,221	$10,935	$965	$11,798	$10,269	$14,554

Change in working capital	521	(7,761)	1,904	(1,085)	(3,349)	3,257

Income tax expense—current	—	625	—	—	—	—

Bad debt expense	(159)	—	—	—	—	—

Interest expense	3	93	2	98	59	378

Interest income	(115)	(119)	(35)	(218)	(208)	(160)

Adjusted EBITDA	$4,471	$3,773	$2,836	$10,593	$6,771	$18,029

Summary Pro Forma and Historical Reserve and Operating Data

The following table presents summary data with respect to the estimated net proved oil and natural gas reserves that we will own at the closing of this offering and the standardized measure amounts associated with those estimated proved reserves as of December 31, 2010 and as of June 30, 2011, both based on reserve reports prepared by our internal reserve engineers and audited by Cawley, Gillespie & Associates, Inc., our independent reserve engineers. Our estimated proved reserves as of December 31, 2010 are presented on a pro forma basis and exclude certain properties of our predecessor that were sold to the Mid-Con Affiliates on June 30, 2011. The properties we sold represented approximately 1% of our proved reserves by value, as calculated using the standardized measure, as of that date.

These reserve estimates were prepared in accordance with the SEC’s rules regarding oil and natural gas reserve reporting that are currently in effect. Our proved developed reserves increased by 51% from December 31, 2010 to June 30, 2011 as a result of production increases in our Southern Oklahoma core area, acquisition of the War Party I and II Units in the Hugoton Basin, and acquisitions and workovers in our Northeastern Oklahoma core area. We spent a total of $19.3 million and $23.3 million in capital expenditures for the year ended December 31, 2010 and the six months ended June 30, 2011, respectively, which contributed to increasing the June 30, 2011 reserves.

During the first six months of 2011, we spent approximately $12.3 million in the Southern Oklahoma core area resulting in production increases and reclassifications of 0.7 million barrels from proved undeveloped reserves to proved developed reserves. Additionally, we spent approximately $7.8 million during the first six months of 2011 to acquire new leases in the Hugoton Basin and Northeastern Oklahoma, with proved developed reserves of approximately 0.6 million barrels. Another $0.8 million in workover activities during the first six months of 2011 in Northeastern Oklahoma added 0.4 million barrels to proved developed reserves.

For a discussion of risks associated with internal reserve estimates, please read “Risk Factors—Risks Related to Our Business—Our estimated proved reserves and future production rates are based on many assumptions that may prove to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our estimated reserves.” Please also read “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business and Properties—Oil and Natural Gas Reserves and Production—Estimated Proved Reserves,” and the summary of our pro forma reserve reports dated December 31, 2010 and June 30, 2011 included in this prospectus in evaluating the material presented below.

	Pro Forma as of	Pro Forma as of
	December 31,	June 30,
	2010(1)	2011(2)

Reserve Data:
Estimated proved reserves:
Oil (MBbl)	6,938	7,733
Natural Gas (MMcf)	1,070	1,053

Total (Mboe)	7,116	7,907

Proved developed (MBoe)	3,710	5,605
Oil (MBbl)	3,531	5,430
Natural Gas (MMcf)	1,082	1,053
Proved undeveloped (MBoe)	3,406	2,302
Oil (MBbl)	3,407	2,302
Natural Gas (MMcf)	(12)	0
Proved developed reserves as a percentage of total proved reserves	52.1%	70.9%
Standardized Measure (in millions)(3)	$182.1	$233.1
Oil and Natural Gas Prices(4):
Oil — NYMEX — WTI per Bbl	$79.43	$89.96
Natural gas — NYMEX — Henry Hub per MMBtu	$4.37	$4.20

(1)	Excludes certain properties, which represented approximately 1% of our proved reserves by value, as calculated using the standardized measure, as of June 30, 2011, that were sold to the Mid-Con Affiliates on June 30, 2011.

(2)	Includes the working interests to be acquired from J&A Oil Company and Charles R. Olmstead immediately prior to the closing of this offering.

(3)	Standardized measure is calculated in accordance with Statement of Financial Accounting Standards No. 69, Disclosures About Oil and Gas Producing Activities, as codified in ASC Topic 932, Extractive Activities—Oil and Gas. Because we were not subject to federal or state income taxes for the periods presented, we make no provision for federal or state income taxes in the calculation of our standardized measure. For a description of our commodity derivative contracts, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Derivative Contracts.”

(4)	Our estimated net proved reserves and related standardized measure were determined using index prices for oil and natural gas, without giving effect to commodity derivative contracts, held constant throughout the life of the properties. The unweighted arithmetic average first-day-of-the-month prices for the prior twelve months were $79.43 per Bbl for oil and $4.37 per MMBtu for natural gas at December 31, 2010 and $89.96 per Bbl for oil and $4.20 per MMBtu for natural gas at June 30, 2011. These prices were adjusted by lease for quality, transportation fees, location differentials, marketing bonuses or deductions and other factors affecting the price received at the wellhead. For the year ended December 31, 2010, the relevant average realized prices for oil and natural gas were $74.15 per Bbl and $7.58 per Mcf, respectively, on a pro forma basis. For the six months ended June 30, 2011, the relevant average realized prices for oil and natural gas were $93.68 per Bbl and $8.48 per Mcf, respectively, on a pro forma basis. Realized natural gas sales price per Mcf includes the sale of natural gas liquids for both the year ended December 31, 2010 and the six months ended June 30, 2011.

	Pro Forma(1)
		Nine Months
	Year Ended	Ended
	December 31,	September 30,
	2010	2011
	(restated)

Production and operating data:
Net production volumes:
Oil (MBbls)	220	278
Natural gas (MMcf)	184	125
Total (MBoe)	250	298
Average net production (Boe/d)	686	1,093
Average sales price:(2)
Oil (per Bbl)	$74.15	$90.22
Natural gas (per Mcf)(3)	$7.58	$7.83
Average price per Boe	$70.64	$87.20
Average unit costs per Boe:
Oil and natural gas production expenses	$20.14	$18.77
Production taxes	$3.18	$3.75
General and administrative and other(4)	$3.92	$1.85
Depreciation, depletion and amortization	$13.29	$13.84

(1)	Excludes production from certain properties, which represent approximately 1% of our proved reserves by value, as calculated using the standardized measure, as of June 30, 2011, that were sold to the Mid-Con Affiliates on June 30, 2011.

(2)	Prices do not include the effects of derivative cash settlements.

(3)	Realized natural gas sales price per Mcf includes the sale of natural gas liquids.

(4)	Pro forma general and administrative expenses do not include the additional expenses we would have incurred as a publicly traded partnership. We estimate these additional expenses would have been $3.0 million, or $11.99 per Boe, for the year ended December 31, 2010 and $2.3 million, or $7.72 per Boe, for the nine months ended September 30, 2011 on a pro forma basis.

RISK FACTORS

Limited partner interests are inherently different from the capital stock of a corporation. Prospective unitholders should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

If any of the following risks were actually to occur, our business, financial condition or results of operations could be materially adversely affected. In that case, we might not be able to pay distributions on our common units, the trading price of our common units could decline and our unitholders could lose all or part of their investment.

Risks Related to Our Business

We may not have sufficient cash to pay the initial quarterly distribution on our units following the establishment of cash reserves and payment of expenses, including payments to our general partner.

We may not have sufficient available cash each quarter to pay the initial quarterly distribution of $      (or $      million in the aggregate), or any distribution at all, on our units. Under the terms of our partnership agreement, the amount of cash available for distribution will be reduced by our operating expenses and the amount of any cash reserves established by our general partner to provide for future operations, future capital expenditures, including development of our oil and natural gas properties, future debt service requirements and future cash distributions to our unitholders. The amount of cash that we distribute to our unitholders will depend principally on the cash we generate from operations, which will depend on, among other factors:

•	the amount of oil and natural gas we produce;

•	the prices at which we sell our oil and natural gas production;

•	the amount and timing of settlements on our commodity derivative contracts;

•	the level of our capital expenditures, including scheduled and unexpected maintenance expenditures;

•	the level of our operating costs, including payments to our general partner; and

•	the level of our interest expense, which will depend on the amount of our outstanding indebtedness and the applicable interest rate.

Further, the amount of cash we have available for distribution depends primarily on our cash flow, including cash from financial reserves and borrowings, and not solely on profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record losses for financial accounting purposes and may not make cash distributions during periods when we record net income for financial accounting purposes.

We would not have generated sufficient available cash on a pro forma basis to have paid the initial quarterly distribution on all of our units for the twelve months ended September 30, 2011.

On a pro forma historical basis, assuming we had completed our formation transactions on October 1, 2010, our unaudited pro forma available cash generated during the twelve months ended September 30, 2011 would have been approximately $15.8 million, which would have been sufficient to pay only     % of the aggregate initial quarterly distribution on our common units. For a calculation of our ability to have made distributions to our unitholders based on our pro forma results of operations for the year ended December 31, 2010 and the twelve months ended September 30, 2011, please read “Our Cash Distribution Policy and Restrictions on

Distributions—Unaudited Pro Forma Available Cash for the Year Ended December 31, 2010 and the Twelve Months Ended September 30, 2011.”

The assumptions underlying the forecast of cash available for distribution we include in “Our Cash Distribution Policy and Restrictions on Distributions” may prove inaccurate and are subject to significant risks and uncertainties that could cause actual results to differ materially from our forecasted results.

Our management’s forecast of cash available for distribution set forth in “Our Cash Distribution Policy and Restrictions on Distributions” includes our forecasted results of operations, Adjusted EBITDA and cash available for distribution for the twelve months ending December 31, 2012. The assumptions underlying the forecast may prove inaccurate and are subject to significant risks and uncertainties that could cause actual results to differ materially from those forecasted. If our actual results are significantly below forecasted results, we may not generate enough cash available for distribution to pay the initial quarterly distribution, or any distribution at all, on our common units, which may cause the market price of our common units to decline materially. For prospective financial information regarding our ability to pay the initial quarterly distribution on our common units and general partner units for the twelve months ending December 31, 2012, please read “Our Cash Distribution Policy and Restrictions on Distributions—Estimated Adjusted EBITDA for the Year Ending December 31, 2012.”

Unless we replace the oil reserves we produce, our revenues and production will decline, which would adversely affect our cash flow from operations and our ability to make distributions to our unitholders at the initial quarterly distribution rate.

We may be unable to sustain the initial quarterly distribution rate without substantial capital expenditures that maintain our asset base. Producing oil reservoirs are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Our future oil reserves and production and, therefore, our cash flow and ability to make distributions are highly dependent on our success in efficiently developing and exploiting our current reserves. Our production decline rates may be significantly higher than currently estimated if our wells do not produce as expected. Further, our decline rate may change when we make acquisitions. We may not be able to develop, find or acquire additional reserves to replace our current and future production on economically acceptable terms, which would adversely affect our business, financial condition and results of operations and reduce cash available for distribution to our unitholders.

Our operations may require substantial capital expenditures, which could reduce our cash available for distribution and could materially affect our ability to make distributions to our unitholders.

We may be required to make substantial capital expenditures from time to time in connection with the production of our oil reserves. Further, if the borrowing base under our new credit facility or our revenues decrease as a result of lower oil prices, declines in estimated reserves or production or for any other reason, we may have limited ability to obtain the capital necessary to sustain our operations at the expected levels so as to generate an amount of cash necessary to make distributions to our unitholders.

Developing and producing oil is a costly and high-risk activity with many uncertainties that could adversely affect our financial condition or results of operations and, as a result, our ability to pay distributions to our unitholders.

The cost of developing and operating oil properties, particularly under a waterflood, is often uncertain, and cost and timing factors can adversely affect the economics of a well. Our efforts may be uneconomical if our properties are productive but do not produce as much oil as we had estimated. Furthermore, our producing operations may be curtailed, delayed or canceled as a result of other factors, including:

•	high costs, shortages or delivery delays of equipment, labor or other services;

•	unexpected operational events and conditions;

•	adverse weather conditions and natural disasters;

•	injection plant or other facility or equipment malfunctions and equipment failures or accidents;

•	unitization difficulties;

•	pipe or cement failures, casing collapses or other downhole failures;

•	lost or damaged oilfield service tools;

•	unusual or unexpected geological formations and reservoir pressure;

•	loss of injection fluid circulation;

•	costs or delays imposed by or resulting from compliance with regulatory requirements;

•	fires, blowouts, surface craterings, explosions and other hazards that could also result in personal injury and loss of life, pollution and suspension of operations; and

•	uncontrollable flows of oil well fluids.

If any of these factors were to occur with respect to a particular property, we could lose all or a part of our investment in the property, or we could fail to realize the expected benefits from the property, either of which could materially and adversely affect our revenue and cash available for distribution to our unitholders.

We inject water into most of our properties to maintain and, in some instances, to increase the production of oil. We may in the future employ other secondary or tertiary recovery methods in our operations. The additional production and reserves attributable to the use of secondary recovery methods and of tertiary recovery methods are inherently difficult to predict. If our recovery methods do not result in expected production levels, we may not realize an acceptable return on the investments we make to use such methods.

Hydraulic fracturing has been a part of the completion process for the majority of the wells on our producing properties, and most of our properties are dependent on our ability to hydraulically fracture the producing formations. We engage third-party contractors to provide hydraulic fracturing services and generally enter into service orders on a job-by-job basis. Some such service orders limit the liability of these contractors. Hydraulic fracturing operations can result in surface spillage or, in rare cases, the underground migration of fracturing fluids. Any such spillage or migration could result in litigation, government fines and penalties or remediation or restoration obligations. Our current insurance policies provide some coverage for losses arising out of our hydraulic fracturing operations. However, these policies may not cover fines, penalties or costs and expenses related to government-mandated clean-up activities, and total losses related to a spill or migration could exceed our per occurrence or aggregate policy limits. Any losses due to hydraulic fracturing that are not fully covered by insurance could have a material adverse effect on our financial position, results of operations and cash flows.

A decline in oil prices, or an increase in the differential between the NYMEX or other benchmark prices of oil and the wellhead price we receive for our production, will cause a decline in our cash flow from operations, which could cause us to reduce our distributions or cease paying distributions altogether.

Lower oil prices may decrease our revenues and, therefore, our cash available for distribution to our unitholders. Historically, oil prices have been extremely volatile. For example, for the five years ended December 31, 2010, the NYMEX—WTI oil price ranged from a high of $145.29 per Bbl to a low of $33.87 per Bbl. A significant decrease in commodity prices may cause us to reduce the distributions we pay to our unitholders or to cease paying distributions altogether.

Also, the prices that we receive for our oil production often reflect a regional discount, based on the location of the production, to the relevant benchmark prices that are used for calculating hedge positions, such as NYMEX. These discounts, if significant, could similarly reduce our cash available for distribution to our unitholders and adversely affect our financial condition.

If commodity prices decline and remain depressed for a prolonged period, production from a significant portion of our oil properties may become uneconomic and cause write downs of the value of such oil properties, which may adversely affect our financial condition and our ability to make distributions to our unitholders.

Significantly lower oil prices may render many of our development projects uneconomic and result in a downward adjustment of our reserve estimates, which would negatively impact our borrowing base and ability to borrow to fund our operations or make distributions to our unitholders. As a result, we may reduce the amount of distributions paid to our unitholders or cease paying distributions. In addition, a significant or sustained decline in oil prices could hinder our ability to effectively execute our hedging strategy. For example, during a period of declining commodity prices, we may enter into commodity derivative contracts at relatively unattractive prices in order to mitigate a potential decrease in our borrowing base upon a redetermination.

Further, deteriorating commodity prices may cause us to recognize impairments in the value of our oil properties. In addition, if our estimates of drilling costs increase, production data factors change or drilling results deteriorate, accounting rules may require us to write down, as a non-cash charge to earnings, the carrying value of our oil properties as impairments. We may incur impairment charges in the future, which could have a material adverse effect on our results of operations in the period taken.

Our hedging strategy may be ineffective in removing the impact of commodity price volatility from our cash flow, which could result in financial losses or could reduce our income, which may adversely affect our ability to pay distributions to our unitholders.

We expect to enter into commodity derivative contracts at times and on terms designed to maintain, over the long-term, a portfolio covering approximately 50% to 80% of our estimated oil production from proved reserves over a three-to-five year period at any given point of time, although we may from time to time hedge more or less than this approximate range. The prices at which we are able to enter into commodity derivative contracts covering our production in the future will be dependent upon oil prices at the time we enter into these transactions, which may be substantially higher or lower than current oil prices. Accordingly, our price hedging strategy may not protect us from significant declines in oil prices received for our future production.

In addition, our new credit facility may hinder our ability to effectively execute our hedging strategy. To the extent our new credit facility limits the maximum percentage of our production that we can hedge or the duration of those hedges, we may be unable to enter into additional commodity derivative contracts during favorable market conditions and, thus, unable to lock in attractive future prices for our product sales. Conversely, while our new credit facility will not require us to hedge a minimum percentage of our production, it may cause us to enter into commodity derivative contracts at inopportune times. For example, during a period of declining commodity prices, we may enter into commodity derivative contracts at relatively unattractive prices in order to mitigate a potential decrease in our borrowing base upon a redetermination.

Our hedging activities could result in cash losses, could reduce our cash available for distribution and may limit the prices we would otherwise realize for our production.

Many of the derivative contracts that we will be a party to will require us to make cash payments to the extent the applicable index exceeds a predetermined price, thereby limiting our ability to realize the benefit of increases in oil prices. If our actual production and sales for any period are less than our hedged production and sales for that period (including reductions in production due to operational delays), we might be forced to satisfy all or a portion of our hedging obligations without the benefit of the cash flow from our sale of the underlying physical commodity, which may materially impact our liquidity and our cash available for distribution to our unitholders.

Our hedging transactions expose us to counterparty credit risk.

Our hedging transactions expose us to risk of financial loss if a counterparty fails to perform under a derivative contract. Disruptions in the financial markets could lead to sudden decreases in a counterparty’s liquidity, which could make them unable to perform under the terms of the derivative contract and we may not be able to realize the benefit of the derivative contract.

Our estimated proved reserves and future production rates are based on many assumptions that may prove to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our estimated reserves.

It is not possible to measure underground accumulations of oil in an exact way. Oil reserve engineering is complex, requiring subjective estimates of underground accumulations of oil and assumptions concerning future oil prices, future production levels and operating and development costs.

As a result, estimated quantities of proved reserves, projections of future production rates and the timing of development expenditures may prove inaccurate. For example, if the prices used in our December 31, 2010 reserve reports had been $10.00 less per barrel for oil, the standardized measure of our estimated proved reserves, without asset retirement obligations, as of that date on a pro forma basis would have decreased by $33.3 million, from $183.2 million to $149.9 million.

Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves which could affect our business, results of operations and financial condition and our ability to make distributions to our unitholders.

The standardized measure of our estimated proved reserves is not necessarily the same as the current market value of our estimated proved oil reserves.

The present value of future net cash flow from our proved reserves, or standardized measure, may not represent the current market value of our estimated proved oil reserves. In accordance with SEC requirements, we base the estimated discounted future net cash flow from our estimated proved reserves on the 12-month average oil index prices, calculated as the unweighted arithmetic average for the first-day-of-the-month price for each month and costs in effect as of the date of the estimate, holding the prices and costs constant throughout the life of the properties.

Actual future prices and costs may differ materially from those used in the net present value estimate, and future net present value estimates using then current prices and costs may be significantly less than current estimates. In addition, the 10% discount factor we use when calculating discounted future net cash flow for reporting requirements in compliance with Accounting Standards Codification 932, “Extractive Activities—Oil and Gas,” may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and natural gas industry in general.

If we do not make acquisitions on economically acceptable terms, our future growth and ability to pay or increase distributions will be limited.

Our ability to grow and to increase distributions to our unitholders depends in part on our ability to make acquisitions that result in an increase in available cash per unit. We may be unable to make such acquisitions because we are:

•	unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts with their owners;

•	unable to obtain financing for these acquisitions on economically acceptable terms; or

•	outbid by competitors.

If we are unable to acquire properties containing estimated proved reserves, our total level of estimated proved reserves will decline as a result of our production, and we will be limited in our ability to increase or possibly even to maintain our level of cash distributions to our unitholders.

Any acquisitions we complete are subject to substantial risks that could reduce our ability to make distributions to unitholders.

One of our growth strategies is to capitalize on opportunistic acquisitions of oil reserves. Even if we make acquisitions that we believe will increase available cash per unit, these acquisitions may nevertheless result in a decrease in available cash per unit. Any acquisition involves potential risks, including, among other things:

•	the validity of our assumptions about estimated proved reserves, future production, commodity prices, revenues, operating expenses and costs;

•	an inability to successfully integrate the assets we acquire;

•	a decrease in our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions;

•	a significant increase in our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	the assumption of unknown liabilities, losses or costs for which we are not indemnified or for which our indemnity is inadequate;

•	the diversion of management’s attention from other business concerns;

•	an inability to hire, train or retain qualified personnel to manage and operate our growing assets; and

•	facts and circumstances that could give rise to significant cash and certain non-cash charges, such as the impairment of oil properties, goodwill or other intangible assets, asset devaluations or restructuring charges.

Our decision to acquire a property will depend in part on the evaluation of data obtained from production reports and engineering studies, geophysical and geological analyses and seismic data and other information, the results of which are often inconclusive and subject to various interpretations.

Also, our reviews of properties acquired from third parties (as opposed to from the Mid-Con Affiliates) may be incomplete because it generally is not feasible to perform an in-depth review of such properties, given the time constraints imposed by most sellers. Even a detailed review of the records associated with properties owned by third parties may not reveal existing or potential problems, nor will such a review permit us to become sufficiently familiar with such properties to assess fully the deficiencies and potential issues associated with such properties. We may not always be able to inspect every well on properties owned by third parties, and environmental problems, such as groundwater contamination, are not necessarily observable even when an inspection is undertaken.

Adverse developments in our operating areas would reduce our ability to make distributions to our unitholders.

We only own oil and natural gas properties and related assets, all of which are currently located in Oklahoma and Colorado. An adverse development in the oil and natural gas business in these geographic areas could have an impact on our results of operations and cash available for distribution to our unitholders.

We are primarily dependent upon a small number of customers for our production sales and we may experience a temporary decline in revenues and production if we lose any of those customers.

Sales to a subsidiary of Sunoco Logistics Partners L.P., or Sunoco Logistics, accounted for approximately 76% of our total sales revenues for the year ended December 31, 2010 and approximately 87% of our total sales revenues for the nine months ended September 30, 2011. Our production is and will continue to be marketed by our affiliate, Mid-Con Energy Operating, under these crude oil purchase contracts. By selling a substantial majority of our current production to Sunoco Logistics under these contracts, we believe that we have obtained and will continue to receive more favorable pricing than would otherwise be available to us if smaller amounts had been sold to several purchasers based on posted prices. To the extent Sunoco Logistics or any other significant customer reduces the volume of oil they purchase from us, we could experience a temporary interruption in sales of, or may receive a lower price for, our oil production, and our revenues and cash available for distribution could decline which could adversely affect our ability to make cash distributions to our unitholders at the then-current distribution rate or at all.

In addition, a failure by Sunoco Logistics or any of our other significant customers, or any purchasers of our production, to perform their payment obligations to us could have a material adverse effect on our results of operations. To the extent that purchasers of our production rely on access to the credit or equity markets to fund their operations, there could be an increased risk that those purchasers could default in their contractual obligations to us. If for any reason we were to determine that it was probable that some or all of the accounts receivable from any one or more of the purchasers of our production were uncollectible, we would recognize a charge in the earnings of that period for the probable loss and could suffer a material reduction in our liquidity and ability to make distributions to our unitholders.

Unitization difficulties may prevent us from developing certain properties or greatly increase the cost of their development.

Regulation of waterflood unit formation is typically governed by state law. In Oklahoma, where most of our properties are located, 63% of the leasehold and mineral owners in a proposed unit area must consent to a unitization plan before the Oklahoma Corporation Commission (the regulatory body which oversees issues related to unitization and well spacing) will issue a unitization order. We may be required to dedicate significant amounts of time and financial resources to obtaining consents from other owners and the necessary approvals from the Oklahoma Corporation Commission and similar regulatory agencies in other states. Obtaining these consents and approvals may also delay our ability to begin developing our new waterflood projects and may prevent us from developing our properties in the way we desire.

Other owners of mineral rights may object to our waterfloods.

It is difficult to predict the movement of the injection fluids that we use in connection with waterflooding. It is possible that certain of these fluids may migrate out of our areas of operations and into neighboring properties, including properties whose mineral rights owners have not consented to participate in our operations. This may result in litigation in which the owners of these neighboring properties may allege, among other things, a trespass and may seek monetary damages and possibly injunctive relief, which could delay or even permanently halt our development of certain of our oil properties.

We may be unable to compete effectively with larger companies, which may adversely affect our ability to generate sufficient revenue to allow us to pay distributions to our unitholders at the initial quarterly distribution rate.

The oil and natural gas industry is intensely competitive, and we compete with companies that possess and employ financial, technical and personnel resources substantially greater than ours. Our ability to acquire additional properties and to discover reserves in the future will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. Many of our larger competitors not only drill for and produce oil and natural gas but also carry on refining operations and market petroleum and other products on a regional, national or worldwide basis. These companies may be able to pay more for properties and evaluate, bid for and purchase a greater number of properties than our financial, technical or personnel resources permit. In addition, there is substantial competition for investment capital in the oil and natural gas industry. These larger companies may have a greater ability to continue development activities during periods of low oil prices and to absorb the burden of present and future federal, state, local and other laws and regulations. Our inability to compete effectively with larger companies could have a material adverse impact on our business activities, financial condition and results of operations and our ability to make distributions to our unitholders.

Many of our leases are in areas that have been partially depleted or drained by offset wells.

Many of our leases are in areas that have already been partially depleted or drained by earlier offset drilling. The owners of leasehold interests adjoining our interests could take actions, such as drilling additional wells, which could adversely affect our operations. When a new well is completed and produced, the pressure differential in the vicinity of the well causes the migration of reservoir fluids towards the new wellbore (and potentially away from existing wellbores). As a result, the drilling and production of these potential locations could cause a depletion of our proved reserves, and may inhibit our ability to further exploit and develop our reserves.

We may incur additional debt to enable us to pay our quarterly distributions, which may negatively affect our ability to pay future distributions or execute our business plan.

We may be unable to pay distributions at our initial quarterly distribution rate or the then-current distribution rate without borrowing under our new credit facility. If we use borrowings under our new credit facility to pay distributions to our unitholders for an extended period of time rather than to fund capital expenditures and other activities relating to our operations, we may be unable to maintain or grow our business. Such a curtailment of our business activities, combined with our payment of principal and interest on our future indebtedness to pay these distributions, will reduce our cash available for distribution on our units and will have a material adverse effect on our business, financial condition and results of operations. If we borrow to pay distributions to our unitholders during periods of low commodity prices and commodity prices remain low, we may have to reduce our distribution to our unitholders to avoid excessive leverage.

Our new credit facility will have restrictions and financial covenants that may restrict our business and financing activities and our ability to pay distributions to our unitholders.

Our new credit facility will restrict, among other things, our ability to incur debt and pay distributions under certain circumstances, and will require us to comply with customary financial covenants and specified financial ratios. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we violate any provisions of our new credit facility that are not cured or waived within specific time periods, a significant portion of our indebtedness may become immediately due and payable, our ability to make distributions to our unitholders will be inhibited and our lenders’ commitment to make further loans to us may terminate. We might not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, our obligations under our new credit facility will be secured by substantially all of our assets, and if we are unable to repay our indebtedness under our new credit facility, the lenders could seek to foreclose on our assets.

The total amount we will be able to borrow under our new credit facility will be limited by a borrowing base, which will be primarily based on the estimated value of our oil and natural gas properties and our commodity derivative contracts, as determined by our lenders in their sole discretion. The borrowing base will be subject to redetermination on a semi-annual basis. Any substantial or sustained decline in commodity prices would likely lead to a decrease in our borrowing base upon redetermination. In the future, we may be unable to access sufficient capital under our new credit facility as a result of a decrease in our borrowing base due to a subsequent borrowing base redetermination.

In addition, our new credit facility may hinder our ability to effectively execute our hedging strategy. To the extent our new credit facility limits the maximum percentage of our production that we can hedge or the duration of those hedges, we may be unable to enter into additional commodity derivative contracts during favorable market conditions and, thus, unable to lock in attractive future prices for our product sales. Conversely, our new credit facility may cause us to enter into commodity derivative contracts at inopportune times. For example, during a period of declining commodity prices, we may enter into commodity derivative contracts at relatively unattractive prices in order to mitigate a potential decrease in our borrowing base upon a redetermination.

Our business depends in part on transportation, pipelines and refining facilities owned by others. Any limitation in the availability of those facilities could interfere with our ability to market our production and could harm our business.

The marketability of our production depends in part on the availability, proximity and capacity of pipelines, tanker trucks and other transportation methods, and refining facilities owned by third parties. The amount of oil that can be produced and sold is subject to curtailment in certain circumstances, such as pipeline interruptions due to scheduled and unscheduled maintenance, excessive pressure, physical damage or lack of available capacity on such systems, tanker truck availability and extreme weather conditions. The curtailments arising from these and similar circumstances may last from a few days to several months. In many cases, we are provided only with limited, if any, notice as to when these circumstances will arise and their duration. Any significant curtailment in gathering system or transportation or refining facility capacity could reduce our ability to market our oil production and harm our business. Our access to transportation options can also be affected by federal and state regulation of oil production and transportation, general economic conditions and changes in supply and demand. In addition, the third parties on whom we rely for transportation services are subject to complex federal, state, tribal and local laws that could adversely affect the cost, manner or feasibility of conducting our business.

Climate change legislation, regulatory initiatives and litigation could result in increased operating costs and reduced demand for the oil and natural gas that we produce.

On December 15, 2009, the EPA published its findings that emissions of carbon dioxide, methane and other greenhouse gases (“GHGs”) present an endangerment to human health and the environment because emissions of such gases are, according to the EPA, contributing to the warming of the Earth’s atmosphere and other climate changes. These findings by the EPA allow the agency to proceed with the adoption and implementation of regulations that would restrict emissions of GHGs under existing provisions of the federal Clean Air Act. The EPA adopted two sets of regulations under the existing Clean Air Act requiring a reduction in emissions of GHGs from motor vehicles that became effective on January 2, 2011. The EPA also determined that a permit review for GHG emissions from certain stationary sources was triggered under the federal air permit programs. EPA adopted a tiered approach to implementing the permitting of GHG emissions from stationary sources in May 2010. The so-called “tailoring rule” only requires the stationary sources with the largest emissions to undergo an assessment of GHG emissions under the best available control technology under the federal permitting programs. In addition, on September 22, 2009, the EPA issued a final rule requiring the reporting of GHGs emissions from specified large GHG emission sources in the United States beginning in 2011 for emissions occurring in 2010. On November 30, 2010, the EPA published mandatory reporting rules for certain oil and gas facilities requiring reporting starting in 2012 for emissions in 2011. The adoption and implementation of any regulations imposing reporting obligations on, or limiting emissions of GHGs from, our equipment and operations could require us to incur costs to reduce emissions of GHGs associated with our operations or could adversely affect demand for the oil and natural gas that we produce.

In recent years, the U.S. Congress has considered legislation to restrict or regulate emissions of GHGs, such as carbon dioxide and methane, which are understood to contribute to global warming. It presently appears unlikely that comprehensive climate legislation will be passed by Congress in the near future, although energy legislation and other initiatives are expected to be proposed that may be relevant to emissions of GHGs. In addition, almost half of the states in the United States have begun to address GHG emissions, primarily through the planned development of GHG emission inventories or regional GHG cap and trade programs.

Any future laws or implementing regulations that may be adopted to address greenhouse gas emissions could require us to incur increased operating costs or reduce emissions of and could adversely affect demand for the oil that we produce. Please read “Business and Properties—Environmental Matters and Regulation.”

Our operations are subject to environmental and operational safety laws and regulations that may expose us to significant costs and liabilities.

We may incur significant costs and liabilities as a result of environmental and safety requirements applicable to our oil development and production activities. These costs and liabilities could arise under a wide range of federal, state, tribal and local environmental and safety laws and regulations, including regulations and enforcement policies, which have tended to become increasingly strict over time. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, imposition of cleanup and site restoration costs and liens, and to a lesser extent, issuance of injunctions to limit or cease operations. In addition, we may experience delays in obtaining or be unable to obtain required permits, which may delay or interrupt our operations and limit our growth and revenue. Claims for damages to persons or property from private parties and governmental authorities may result from environmental and other impacts of our operations.

Strict, joint and several liability may be imposed under certain environmental laws, which could cause us to become liable for the conduct of others or for consequences of our own actions that were in compliance with all applicable laws at the time those actions were taken. New laws, regulations or enforcement policies could be more stringent and impose unforeseen liabilities or significantly increase compliance costs.

We may be required to incur certain capital expenditures in the next few years for air pollution control equipment or other air emissions-related issues. For example, on July 28, 2011, the EPA proposed four sets of new rules which, if adopted, will impose stringent new standards for air emissions from oil and natural gas development and production operations, including crude oil storage tanks with a throughput of at least 20 barrels per day, condensate storage tanks with a throughput of at least one barrel per day, completions of new hydraulically fractured natural gas wells, and recompletions of existing natural gas wells that are fractured or refractured. The EPA will receive public comment and hold hearings regarding the proposed rules and must take final action on them by April 3, 2012. If adopted, these rules may require us to incur additional expenses to control air emissions from current operations and during new well developments by installing emissions control technologies and adhering to a variety of work practice and other requirements. If we were not able to recover the resulting costs through insurance or increased revenues, our ability to make cash distributions to our unitholders could be adversely affected.

In addition, we may be required to establish reserves against these liabilities. Although we believe we have established appropriate reserves for known liabilities, we could be required to set aside additional reserves in the future if additional liabilities arise, which could have an adverse effect on our operating results.

Please read “Business and Properties—Environmental Matters and Regulation” for more information.

The recent adoption of derivatives legislation by the U.S. Congress could have an adverse effect on our ability to use derivative contracts to reduce the effect of commodity price, interest rate and other risks associated with our business.

The July 2010 Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”) establishes a new statutory and regulatory requirements for derivative transactions, including oil and gas hedging transactions. Certain transactions will be required to be cleared on exchanges and cash collateral will have to be posted (commonly referred to as “margin”). The Act provides for a potential exemption from these clearing and cash collateral requirements for commercial end-users and it includes a number of defined terms that will be used in determining how this exemption applies to particular derivative transactions and the parties to those transactions. Since the Act mandates the Commodities Futures Trading Commission (the “CFTC”) to promulgate rules to define these terms, we do not know the definitions the CFTC will actually adopt or how these definitions will apply to us. The CFTC has also proposed regulations to set position limits for certain futures and option contracts in the major energy markets and for swaps that are their economic equivalent. Certain bona fide hedging transactions or positions would be exempt from these position limits. It is not possible at this time to predict if and when the CFTC will finalize these regulations.

Although we currently do not, and do not anticipate that we will in the future, voluntarily enter into derivative transactions that require an initial deposit of cash collateral, depending on the rules and definitions ultimately adopted by the CFTC, we might in the future be required to post cash collateral for our commodities derivative transactions. Posting of cash collateral could cause liquidity issues for us by reducing our ability to use our cash for capital expenditures or other partnership purposes. Also, if commodity prices move in a manner adverse to us, we may be required to meet margin calls. A requirement to post cash collateral could therefore reduce our ability to execute strategic hedges to reduce commodity price uncertainty and thus protect cash flow. Although the CFTC has issued proposed rules under the Act, we are at risk unless and until the CFTC adopts rules and definitions that confirm that companies such as us are not required to post cash collateral for our derivative hedging contracts. In addition, even if we are not required to post cash collateral for our derivative contracts, the banks and other derivatives dealers who are our contractual counterparties will be required to comply with the Act’s new requirements, and the costs of their compliance will likely be passed on to customers, including us, thus decreasing the benefits to us of hedging transactions and reducing the profitability of our cash flow.

Federal and state legislative and regulatory initiatives relating to hydraulic fracturing could result in increased costs and additional operating restrictions or delays.

The U.S. Congress is considering legislation to amend the federal Safe Drinking Water Act to require the disclosure of chemicals used by the oil and natural gas industry in the hydraulic fracturing process. Hydraulic fracturing is a commonly used process in the completion of unconventional wells in shale formations, as well as tight conventional formations including many of those that we complete and produce. This process involves the injection of water, sand and chemicals under pressure into rock formations to stimulate oil and natural gas production. If adopted, this legislation could establish an additional level of regulation and permitting at the federal level, and could make it easier for third parties to initiate legal proceedings based on allegations that chemicals used in the fracturing process could adversely affect the environment, including groundwater, soil and surface water. In addition, the EPA has recently asserted regulatory authority over certain hydraulic fracturing activities involving diesel fuel under the Safe Drinking Water Act’s Underground Injection Program and has begun the process of drafting guidance documents on regulatory requirements for companies that plan to conduct hydraulic fracturing using diesel fuel. Moreover, the EPA announced on October 20, 2011 that it is also launching a study regarding wastewater resulting from hydraulic fracturing activities and currently plans to propose standards by 2014 that such wastewater must meet before being transported to a treatment plant. In addition, a number of other federal agencies are also analyzing a variety of environmental issues associated with hydraulic fracturing and could potentially take regulatory actions that impair our ability to conduct hydraulic fracturing operations. Some states, including Texas, and various local governments have adopted, and others are considering, regulations to restrict and regulate hydraulic fracturing. Any additional level of regulation could lead to operational delays or increased operating costs which could result in additional regulatory burdens that could make it more difficult to perform hydraulic fracturing and would increase our costs of compliance and doing business, resulting in a decrease of cash available for distribution to our unitholders.

Risks Inherent in an Investment in Us

In addition to the risk factors presented below, there are other risk factors related to conflicts of interests and our general partner’s fiduciary duties inherent in an investment in us. See “Conflicts of Interest and Fiduciary Duties” for a discussion of those risks.

Our general partner controls us, and the Founders and Yorktown own a     % interest in us. They will have conflicts of interest with, and owe limited fiduciary duties to, us, which may permit them to favor their own interests to the detriment of us and our unitholders.

Our general partner will have control over all decisions related to our operations. Upon consummation of this offering, our general partner will be owned by the Founders. The Founders and Yorktown will own an aggregate of approximately     % of our outstanding common units. Although our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders, the executive officers and directors of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to its owners. All of the executive officers and non-independent directors of our general partner are also officers and/or directors of the Mid-Con Affiliates and will continue to have economic interests in, as well as management and fiduciary duties to, the Mid-Con Affiliates. Additionally, one of the directors of our general partner is a principal with Yorktown. As a result of these relationships, conflicts of interest may arise in the future between the Mid-Con Affiliates and Yorktown and their respective affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts of interest, our general partner may favor its own interests and the interests of its affiliates over the interests of our common unitholders. These potential conflicts include, among others:

•	Our partnership agreement limits our general partner’s liability, reduces its fiduciary duties and also restricts the remedies available to our unitholders for actions that, without these limitations, might constitute breaches of fiduciary duty. By purchasing common units, unitholders are consenting to some actions and conflicts of interest that might otherwise constitute a breach of fiduciary or other duties under applicable law;

•	Neither our partnership agreement nor any other agreement requires the Mid-Con Affiliates and Yorktown or their respective affiliates (other than our general partner) to pursue a business strategy that favors us. The officers and directors of the Mid-Con Affiliates and Yorktown and their respective affiliates (other than our general partner) have a fiduciary duty to make these decisions in the best interests of their respective equity holders, which may be contrary to our interests;

•	The Mid-Con Affiliates and Yorktown and their affiliates are not limited in their ability to compete with us, including with respect to future acquisition opportunities, and are under no obligation to offer or sell assets to us;

•	All of the executive officers of our general partner who will provide services to us will also devote a significant amount of time to the Mid-Con Affiliates and will be compensated for those services rendered;

•	Our general partner determines the amount and timing of our development operations and related capital expenditures, asset purchases and sales, borrowings, issuance of additional partnership interests, other investments, including investment capital expenditures in other partnerships with which our general partner is or may become affiliated, and cash reserves, each of which can affect the amount of cash that is distributed to unitholders;

•	We will enter into a services agreement with Mid-Con Energy Operating pursuant to which Mid-Con Energy Operating will provide management, administrative and operational services to us, and Mid-Con Energy Operating will also provide these services to the Mid-Con Affiliates;

•	Our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

•	Our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf;

•	Our general partner intends to limit its liability regarding our contractual and other obligations and, in some circumstances, is entitled to be indemnified by us;

•	Our general partner may exercise its limited right to call and purchase common units if it and its affiliates own more than 80% of the common units;

•	Our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates; and

•	Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

Please read “Certain Relationships and Related Party Transactions” and “Conflicts of Interest and Fiduciary Duties.”

Neither we nor our general partner have any employees, and we rely solely on Mid-Con Energy Operating to manage and operate our business. The management team of Mid-Con Energy Operating, which includes the individuals who will manage us, will also provide substantially similar services to the Mid-Con Affiliates, and thus will not be solely focused on our business.

Neither we nor our general partner have any employees, and we rely solely on Mid-Con Energy Operating to manage us and operate our assets. Upon consummation of this offering, we will enter into a services agreement with Mid-Con Energy Operating pursuant to which Mid-Con Energy Operating will provide management, administrative and operational services to us.

Mid-Con Energy Operating will also continue to provide substantially similar services and personnel to the Mid-Con Affiliates and, as a result, may not have sufficient human, technical and other resources to provide those services at a level that it would be able to provide to us if it did not provide similar services to these other entities. Additionally, Mid-Con Energy Operating may make internal decisions on how to allocate its available resources and expertise that may not always be in our best interest compared to those of the Mid-Con Affiliates or other affiliates of our general partner. There is no requirement that Mid-Con Energy Operating favor us over these other entities in providing its services. If the employees of Mid-Con Energy Operating do not devote sufficient attention to the management and operation of our business, our financial results may suffer and our ability to make distributions to our unitholders may be reduced.

We have material weaknesses in our internal control over financial reporting. If one or more material weaknesses persist or if we fail to establish and maintain effective internal control over financial reporting, our ability to accurately report our financial results could be adversely affected.

Prior to the completion of this offering, we were a private entity with limited accounting personnel and other supervisory resources to adequately execute our accounting processes and address our internal control over financial reporting. Subsequent to the review of the interim combined financial information as of June 30, 2011 and for the six month period then ended, our independent registered accounting firm identified and communicated material weaknesses related to ineffective internal controls to ensure that misstatements of more than a significant magnitude were detected during the routine financial statement closing process, which resulted in errors in the calculation of depreciation, depletion and amortization and impairment of proved oil and gas properties and in the recording of certain geological and geophysical costs. These errors caused us to make several adjustments to our financial statements, resulting in a restatement of many of our financial statements for the periods presented in this registration statement. A “material weakness” is a deficiency, or combination of deficiencies, in internal controls over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented, or detected on a timely basis. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. In particular, our independent registered accounting firm informed us that our system of internal controls relied too heavily on one key individual in our accounting and financial reporting group to perform period-end calculations and to ensure the financial statements and disclosures were materially correct. Further, our independent registered accounting firm suggested that we develop a more formalized system of procedures performed by lower level accounting and reporting staff and implement controls to ensure that those procedures are operating as designed and that the data generated is accurate.

Our management recently hired additional accounting personnel and purchased new accounting software in an effort to enhance its internal controls over financial reporting.

While we have begun the process of evaluating the design and operation of our internal control over financial reporting, we are in the early phases of our review and will not complete our review until after this offering is completed. We cannot predict the outcome of our review at this time. During the course of the review, we may identify additional control deficiencies, which could give rise to significant deficiencies and other material weaknesses, in addition to the material weaknesses described above. Each of the material weaknesses described above could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our annual or interim combined financial statements that would not be prevented or detected. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to remediate the material weaknesses described above or avoid potential future material weaknesses.

We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes Oxley Act of 2002, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a publicly traded partnership, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes Oxley Act of 2002, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. Though we will be required to disclose changes made to our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. To comply with the requirements of being a publicly traded partnership, we will need to implement additional internal controls, reporting systems and procedures and hire additional accounting, finance and legal staff.

Further, our independent registered public accounting firm is not yet required to formally attest to the effectiveness of our internal controls over financial reporting until the year following our first annual report required to be filed with the SEC. If it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to remedy or avoid material weaknesses or significant deficiencies in the future. Any failure to develop or maintain effective internal controls, or difficulties encountered in implementing or improving our internal controls, could harm our operating results or cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our units.

Increases in interest rates could adversely impact our unit price and our ability to issue additional equity and incur debt.

Interest rates on future credit facilities and debt offerings could be higher than current levels, causing our financing costs to increase. In addition, as with other yield-oriented securities, our unit price is impacted by the level of our cash distributions to our unitholders and implied distribution yield. This implied distribution yield is often used by investors to compare and rank similar yield-oriented securities for investment decision-making purposes. Therefore, changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our common units, and a rising interest rate environment could have an adverse impact on our unit price and our ability to issue additional equity or incur debt.

Public unitholders do not have a priority right to receive distributions and are not entitled to receive any payments of arrearages.

Unlike many publicly traded partnerships, initially we will not have any incentive distribution rights or subordinated units. Because we will have no subordinated units after this offering, our public unitholders will not be senior in payment of distributions at the initial quarterly distribution rate, or at any rate, over the Contributing Parties. In addition, if the amount of any future distribution is less than the initial quarterly distribution rate, public unitholders will not have any right to receive any payments of arrearages in future periods.

Units held by persons who our general partner determines are not eligible holders will be subject to redemption.

To comply with U.S. laws with respect to the ownership of interests in oil and natural gas leases on federal lands, we have adopted certain requirements regarding those investors who may own our common units. As used herein, an Eligible Holder means a person or entity qualified to hold an interest in oil and natural gas leases on federal lands. As of the date hereof, Eligible Holder means:

•	a citizen of the United States;

•	a corporation organized under the laws of the United States or of any state thereof;

•	a public body, including a municipality;

•	an association of United States citizens, such as a partnership or limited liability company, organized under the laws of the United States or of any state thereof, but only if such association does not have any direct or indirect foreign ownership, other than foreign ownership of stock in a parent corporation organized under the laws of the United States or of any state thereof; or

•	a limited partner whose nationality, citizenship or other related status would not, in the determination of our general partner, create a substantial risk of cancellation or forfeiture of any property in which we or our subsidiary has an interest.

Onshore mineral leases or any direct or indirect interest therein may be acquired and held by aliens only through stock ownership, holding or control in a corporation organized under the laws of the United States or of any state thereof. Unitholders who are not persons or entities who meet the requirements to be an Eligible Holder run the risk of having their common units redeemed by us at the then-current market price. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner. Please read “Description of the Common Units —Transfer Agent and Registrar—Transfer of Common Units” and “The Partnership Agreement—Non-Citizen Unitholders; Redemption.”

Our unitholders have limited voting rights and are not entitled to elect our general partner or its board of directors, which could reduce the price at which our common units will trade.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Our unitholders will have no right on an annual or ongoing basis to elect our general partner or its board of directors. The board of directors of our general partner, including the independent directors, is chosen entirely by the Founders, as a result of their ownership of our general partner, and not by our unitholders. Please read “Management—Management of Mid-Con Energy Partners, LP” and “Certain Relationships and Related Party Transactions.” Unlike publicly traded corporations, we will not conduct annual meetings of our unitholders to elect directors or conduct other matters routinely conducted at annual meetings of stockholders of corporations. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Even if our unitholders are dissatisfied, they cannot remove our general partner without its consent.

The public unitholders will be unable initially to remove our general partner without its consent because affiliates of our general partner and Yorktown will own sufficient units upon completion of this offering to be able to prevent the removal of our general partner. The vote of the holders of at least 66 2/3% of all outstanding units is required to remove our general partner. Following consummation of this offering, the Founders and Yorktown will own approximately     % of our outstanding common units, which will enable those holders, collectively, to prevent the removal of our general partner.

Control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, our partnership agreement does not restrict the ability of the Founders from transferring all or a portion of their ownership interests in our general partner to a third party. The new owner of our general partner would then be in a position to replace the board of directors and officers of our general partner with their own choices and thereby influence the decisions made by the board of directors and officers in a manner that may not be aligned with the interests of our unitholders.

We may not make cash distributions during periods when we record net income.

The amount of cash we have available for distribution to our unitholders depends primarily on our cash flow, including cash from reserves established by our general partner and borrowings, and not solely on profitability, which will be affected by non-cash items. As a result, we may make cash distributions to our unitholders during periods when we record net losses and may not make cash distributions to our unitholders during periods when we record net income.

We may issue an unlimited number of additional units, including units that are senior to the common units, without unitholder approval, which would dilute unitholders’ ownership interests.

Our partnership agreement does not limit the number of additional common units that we may issue at any time without the approval of our unitholders. In addition, we may issue an unlimited number of units that are senior to the common units in right of distribution, liquidation and voting. The issuance by us of additional common units or other equity interests of equal or senior rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of our common units may decline.

Our partnership agreement restricts the limited voting rights of unitholders, other than our general partner and its affiliates, owning 20% or more of our common units, which may limit the ability of significant unitholders to influence the manner or direction of management.

Our partnership agreement restricts unitholders’ limited voting rights by providing that any common units held by a person, entity or group owning 20% or more of any class of common units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such common units with the prior approval of the board of directors of our general partner, cannot vote on any matter. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting unitholders’ ability to influence the manner or direction of management.

Once our common units are publicly traded, the Founders, Yorktown and the other Contributing Parties may sell common units in the public markets, which sales could have an adverse impact on the trading price of the common units.

After the sale of the common units offered hereby, the Founders, Yorktown and the other Contributing Parties will own           common units or approximately     % of our limited partner interests. The sale of these units in the public markets could have an adverse impact on the price of the common units or on any trading market that may develop.

Our unitholders’ liability may not be limited if a court finds that unitholder action constitutes control of our business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law and we conduct business in a number of other states. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some of the other states in which we do business. A unitholder could be liable for our obligations as if it was a general partner if:

•	a court or government agency determined that we were conducting business in a state but had not complied with that particular state’s partnership statute; or

•	a unitholder’s right to act with other unitholders to remove or replace the general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitute “control” of our business.

Please read “The Partnership Agreement—Limited Liability” for a discussion of the implications of the limitations of liability on a unitholder.

Our unitholders may have liability to repay distributions.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make distributions to unitholders if the distribution would cause our liabilities to exceed the fair value of our assets. Liabilities to partners on account of their partnership interests and liabilities that are non-recourse to us are not counted for purposes of determining whether a distribution is permitted. Delaware law provides that for a period of three years from the date of an impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. A purchaser of common units who becomes a limited partner is liable for the obligations of the transferring limited partner to make contributions to us that are known to such purchaser of common units at the time it became a limited partner and for unknown obligations if the liabilities could be determined from our partnership agreement.

Our unitholders may have limited liquidity for their common units, a trading market may not develop for the common units and our unitholders may not be able to resell their common units at the initial public offering price.

Prior to this offering, there has been no public market for the common units. After this offering, there will be publicly traded common units. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. Our unitholders may not be able to resell their common units at or above the initial public offering price. Additionally, a lack of liquidity would likely result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

If our common unit price declines after the initial public offering, our unitholders could lose a significant part of their investment.

The initial public offering price for the common units will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units could be subject to wide fluctuations in response to a number of factors, most of which we cannot control, including:

•	changes in commodity prices;

•	changes in securities analysts’ recommendations and their estimates of our financial performance;

•	public reaction to our press releases, announcements and filings with the SEC;

•	fluctuations in broader securities market prices and volumes, particularly among securities of oil and natural gas companies and securities of publicly traded limited partnerships and limited liability companies;

•	changes in market valuations of similar companies;

•	departures of key personnel;

•	commencement of or involvement in litigation;

•	variations in our quarterly results of operations or those of other oil and natural gas companies;

•	variations in the amount of our quarterly cash distributions to our unitholders;

•	future issuances and sales of our common units; and

•	changes in general conditions in the U.S. economy, financial markets or the oil and natural gas industry.

In recent years, the securities market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to the operating performance of these companies. Future market fluctuations may result in a lower price of our common units.

Our unitholders will experience immediate and substantial dilution of $      per unit.

The initial offering price of $      per common unit exceeds our pro forma net tangible book value after this offering of $      per common unit. Based on the initial offering price of $      per common unit, our unitholders will incur immediate and substantial dilution of $      per common unit. This dilution will occur primarily because the assets contributed by affiliates of our general partner are recorded, in accordance with GAAP, at their historical cost, and not their fair value.

Our partnership agreement requires that we distribute all of our available cash, which could limit our ability to grow our reserves and production and make acquisitions.

Our partnership agreement provides that we will distribute all of our available cash each quarter. As a result, we may be dependent on the issuance of additional common units and other partnership securities and borrowings to finance our growth. A number of factors will affect our ability to issue securities and borrow money to finance growth, as well as the costs of such financings, including:

•	general economic and market conditions, including interest rates, prevailing at the time we desire to issue securities or borrow funds;

•	conditions in the oil and gas industry;

•	the market price of, and demand for, our common units;

•	our results of operations and financial condition; and

•	prices for oil and natural gas.

In addition, because we distribute all of our available cash, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or growth capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement, and we do not anticipate limitations in our new credit facility, on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which, in turn, may impact the available cash that we have to distribute to our unitholders.

Tax Risks to Unitholders

In addition to reading the following risk factors, prospective unitholders should read “Material Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of our units.

Our tax treatment depends on our status as a partnership for federal income tax purposes. If the IRS were to treat us as a corporation, then our cash available for distribution to our unitholders would be substantially reduced.

The anticipated after-tax economic benefit of an investment in the units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other tax matter affecting us.

Despite the fact that we are a limited partnership under Delaware law, it is possible in certain circumstances for a partnership such as ours to be treated as a corporation for federal income tax purposes. Although we do not believe based on our current operations that we are so treated, a change in our business (or a change in current law) could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to taxation as an entity.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state income tax at varying rates. Distributions to unitholders would generally be taxed again as corporate distributions, and no income, gains, losses or deductions would flow through to unitholders. Because a tax would be imposed upon us as a corporation, our cash available for distribution to unitholders would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to our unitholders, likely causing a substantial reduction in the value of our units.

If we were subjected to a material amount of additional entity-level taxation by individual states, it would reduce our cash available for distribution to our unitholders.

Changes in current state law may subject us to additional entity-level taxation by individual states. Because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. Imposition of any such taxes may substantially reduce the cash available for distribution to our unitholders and, therefore, negatively impact the value of an investment in our units.

The tax treatment of publicly traded partnerships or an investment in our units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our units may be modified by administrative, legislative or judicial interpretation at any time. For example, the Obama Administration and members of Congress have considered substantive changes to the existing federal income tax laws that would affect the tax treatment of certain publicly traded partnerships. Any modification to the federal income tax laws and interpretations thereof may or may not be applied retroactively. Although we are unable to predict whether any of these changes, or other proposals, will ultimately be enacted, any such changes could negatively impact the value of an investment in our units.

Certain U.S. federal income tax deductions currently available with respect to oil and natural gas exploration and production may be eliminated as a result of future legislation.

Both the Obama Administration’s budget proposal for fiscal year 2012 and the proposed American Jobs Act of 2011 include potential legislation that would, if enacted, make significant changes to United States tax laws, including the elimination of certain key U.S. federal income tax incentives currently available to oil and natural gas exploration and production companies. These changes include, but are not limited to, (i) the repeal of the percentage depletion allowance for oil and natural gas properties, (ii) the elimination of current deductions for intangible drilling and development costs, (iii) the elimination of the deduction for certain domestic production activities, and (iv) an extension of the amortization period for certain geological and geophysical expenditures. It is unclear whether these or similar changes will be enacted and, if enacted, how soon any such changes could become effective. The passage of any legislation as a result of these proposals or any other similar changes in U.S. federal income tax laws could eliminate or postpone certain tax deductions that are currently available with respect to oil and natural gas exploration and development, and any such change could increase the taxable income allocable to our unitholders and negatively impact the value of an investment in our units.

If the IRS contests any of the federal income tax positions we take, the market for our units may be adversely affected, and the costs of any IRS contest will reduce our cash available for distribution to our unitholders.

We have not requested, and do not plan to request, a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take. A court may not agree with some or all of our counsel’s conclusions or the positions we take. Any contest with the IRS may materially and adversely impact the market for our units and the price at which they trade. In addition, the costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution.

Our unitholders will be required to pay taxes on their share of our taxable income even if they do not receive any cash distributions from us.

Because our unitholders will be treated as partners to whom we will allocate taxable income, which could be different in amount than the cash we distribute, our unitholders will be required to pay any federal income taxes and, in some cases, state and local income taxes on their share of our taxable income even if they receive no cash distributions from us. Our unitholders may not receive cash distributions from us equal to their share of our taxable income or even equal to the actual tax liability that results from that income.

Tax gain or loss on the disposition of our units could be more or less than expected.

If our unitholders sell their units, they will recognize a gain or loss equal to the difference between the amount realized and their adjusted tax basis in those units. Because prior distributions in excess of their allocable share of our total net taxable income decrease their tax basis in their units, the amount, if any, of such prior excess distributions with respect to the units they sell will, in effect, become taxable income to them if they sell such units at a price greater than their tax basis in those units, even if the price they receive is less than their original cost. Furthermore, a substantial portion of the amount realized, whether or not representing gain, may be taxed as ordinary income due to potential recapture items, including depreciation, depletion, amortization and IDC recapture. In addition, because the amount realized may include a unitholder’s share of our nonrecourse liabilities, they may incur a tax liability in excess of the amount of cash they receive from the sale. Please read “Material Tax Consequences—Disposition of Units—Recognition of Gain or Loss.”

Tax-exempt entities and non-U.S. persons face unique tax issues from owning our units that may result in adverse tax consequences to them.

Investment in our units by tax-exempt entities, such as employee benefit plans and individual retirement accounts, or IRAs, and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file U.S. federal income tax returns and pay tax on their share of our taxable income. Prospective unitholders who are tax-exempt entities or non-U.S. persons should consult their tax advisor before investing in our units.

We will treat each purchaser of units as having the same tax benefits without regard to the units purchased. The IRS may challenge this treatment, which could adversely affect the value of the units.

Because we cannot match transferors and transferees of units and because of other reasons, we will adopt depreciation, depletion and amortization positions that may not conform with all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to our unitholders. It also could affect the timing of these tax benefits or the amount of gain from the sale of units and could have a negative impact on the value of our units or result in audits of and adjustments to a unitholder’s tax returns. Please read “Material Tax Consequences—Tax Consequences of Unit Ownership—Section 754 Election” for a further discussion of the effect of the depreciation, depletion and amortization positions we will adopt.

We will prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We will prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The use of this proration method may not be permitted under existing Treasury Regulations. If the IRS were to challenge our proration method or new Treasury Regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders. Andrews Kurth LLP has not rendered an opinion with respect to whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury

Regulations. Please read “Material Tax Consequences—Disposition of Units—Allocations Between Transferors and Transferees.”

A unitholder whose units are loaned to a “short seller” to effect a short sale of units may be considered as having disposed of those units. If so, such unitholder would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition.

Because a unitholder whose units are loaned to a “short seller” to effect a short sale of units may be considered as having disposed of the loaned units, such unitholder may no longer be treated for tax purposes as a partner with respect to those units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any of our income, gain, loss or deduction with respect to those units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those units could be fully taxable as ordinary income. Andrews Kurth LLP has not rendered an opinion regarding the treatment of a unitholder where units are loaned to a short seller to effect a short sale of units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have technically terminated for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same unit will be counted only once. While we would continue our existence as a Delaware limited partnership, our technical termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns (and our unitholders could receive two Schedules K-1 if special relief from the IRS is not available) for one fiscal year and could result in a significant deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in such unitholder’s taxable income for the year of termination. A technical termination should not affect our classification as a partnership for federal income tax purposes, but instead, we would be treated as a new partnership for tax purposes. If treated as a new partnership, we must make new tax elections and could be subject to penalties if we are unable to determine that a technical termination occurred. Please read “Material Tax Consequences—Disposition of Units—Constructive Termination” for a discussion of the consequences of our termination for federal income tax purposes.

A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss being allocated to our unitholders. It also could affect the amount of taxable gain from our unitholders’ sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders’ tax returns without the benefit of additional deductions.

As a result of investing in our units, our unitholders may become subject to state and local taxes and return filing requirements in jurisdictions where we operate or own or acquire property.

In addition to federal income taxes, our unitholders will likely be subject to other taxes, including foreign, state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or own property now or in the future even if such unitholders do not live in those jurisdictions. Our unitholders likely will be required to file state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, unitholders may be subject to penalties for failure to comply with those requirements. We initially will own property and conduct business in Oklahoma and Colorado, each of which currently imposes a personal income tax on individuals. These states also impose an income tax on corporations and other entities. As we make acquisitions or expand our business, we may own assets or conduct business in additional states that impose a personal income tax. We may own property or conduct business in other states or foreign countries in the future. It is a unitholder’s responsibility to file all U.S. federal, state and local tax returns. Andrews Kurth LLP has not rendered an opinion on the state or local tax consequences of an investment in our units.

Compliance with and changes in tax laws could adversely affect our performance.

We are subject to extensive tax laws and regulations, including federal, state and foreign income taxes and transactional taxes such as excise, sales/use, payroll, franchise and ad valorem taxes. New tax laws and regulations and changes in existing tax laws and regulations are continuously being enacted that could result in increased tax expenditures in the future. Many of these tax liabilities are subject to audits by the respective taxing authority. These audits may result in additional taxes as well as interest and penalties.

USE OF PROCEEDS

We intend to use the estimated net proceeds of approximately $      million from this offering, based upon the assumed initial public offering price of $      per common unit, after deducting underwriting discounts, a structuring fee and estimated offering expenses, together with borrowings of approximately $45.0 million under our new revolving credit facility, to:

•	distribute approximately $ million to the Contributing Parties as the cash portion of the consideration in respect of the merger of Mid-Con Energy I, LLC and Mid-Con Energy II, LLC into our subsidiary at closing;

•	repay in full $ million of indebtedness outstanding under our existing credit facilities; and

•	acquire, for aggregate consideration of approximately $6.0 million, certain working interests in the Cushing Field from J&A Oil Company and Charles R. Olmstead and interests in certain derivative contracts from J&A Oil Company.

After the uses described above, we do not expect that any of the net proceeds of the offering will be available for investment in our business.

As of September 30, 2011, the interest rate on our two existing credit facilities was 4% for each facility, and the credit facilities mature on December 31, 2013. Borrowings made under these facilities within the last twelve months were used for acquisitions and development activities.

The following table illustrates our use of proceeds from this offering and our borrowings under our new credit facility:

Sources of Cash (in millions)			Uses of Cash (in millions)

Gross proceeds from this offering(1)	$		Distribution to Contributing Parties(1)	$
Borrowings under our new credit facility		$45.0	Repayment of indebtedness under our existing credit facilities	$
			Acquisition of certain working interests in Cushing Field and derivative contracts		$6.0
			Underwriting discounts, a structuring fee and estimated offering expenses payable by us	$
Total	$		Total	$

(1)	If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds would be approximately $ million, and the total distribution to the Contributing Parties would be approximately $ million.

If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public. If the underwriters exercise their option to purchase           additional common units in full, the additional net proceeds would be approximately $      million. The net proceeds from any exercise of such option will be used to distribute additional cash consideration to the Contributing Parties in respect of the merger of Mid-Con Energy I, LLC and Mid-Con Energy II, LLC into our subsidiary at closing. If the underwriters do not exercise their option to purchase           additional common units in full, we will issue the number of remaining common units to the Contributing Parties upon the expiration of the option (        common units if the option is not exercised at all) as additional consideration in respect of the merger of Mid-Con Energy I, LLC and Mid-Con Energy II, LLC into our subsidiary at closing. We will not receive any additional consideration from the Contributing Parties in connection with such issuance. The exercise of the underwriters’ option will not affect the total number of common units outstanding or the amount of cash needed to pay the initial quarterly distribution on all units. Please read “Underwriting.”

A $1.00 increase or decrease in the assumed initial public offering price of $      per common unit would cause the net proceeds from this offering, after deducting underwriting discounts, a structuring fee and estimated offering expenses payable by us, to increase or decrease, respectively, by approximately $      million. In addition, we may also increase or decrease the number of common units we are offering. Each increase of 1.0 million common units offered by us, together with a concurrent $1.00 increase in the assumed public offering price of $      per common unit, would increase net proceeds to us from this offering by approximately $      million. Similarly, each decrease of 1.0 million common units offered by us, together with a concurrent $1.00 decrease in the assumed initial offering price of $      per common unit, would decrease the net proceeds to us from this offering by approximately $      million.

CAPITALIZATION

The following table shows:

•	historical capitalization as of September 30, 2011; and

•	our as adjusted capitalization as of September 30, 2011, which gives effect to the formation transactions described under “Prospectus Summary—Formation Transactions and Partnership Structure” on and the application of the net proceeds from this offering as described under “Use of Proceeds.”

We derived this table from, and it should be read in conjunction with and is qualified in its entirety by reference to, our historical and unaudited pro forma financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” For a description of the pro forma adjustments, please read our Unaudited Pro Forma Condensed Financial Statements.

	As of September 30, 2011
		Mid-Con
	Our	Energy
	Predecessor	Partners, LP
	Historical	As Adjusted
	(in thousands)

Cash and cash equivalents	$186	$—

Long-term debt	$15,210	$45,000
Members’/partners’ capital/net equity:
Predecessor members’ capital	$69,955	$43,860
Common units held by purchasers in this offering	—
Common units held by the Contributing Parties	—
General partner interest	—

Total members’/partners’ capital/net equity	69,955

Total capitalization	$85,165	$

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the net tangible book value per unit after this offering. Net tangible book value is our total tangible assets less total liabilities. Assuming an initial offering price of $      per common unit (the midpoint of the price range set forth on the cover of this prospectus), on a pro forma basis as of September 30, 2011, after giving effect to the transactions described under “Prospectus Summary—Formation Transactions and Partnership Structure,” including this offering of common units and the application of the related net proceeds, our net tangible book value would have been $      million, or $      per unit. Purchasers of common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for accounting purposes, as illustrated in the following table:

Assumed initial public offering price per common unit		$
Pro forma net tangible book value per unit before this offering(1)	$
Decrease in net tangible book value per unit attributable to purchasers in the offering

Less: Pro forma net tangible book value per unit after this offering(2)

Immediate dilution in tangible net book value per common unit to purchasers in the offering(3)		$

(1)	Determined by dividing the pro forma net tangible book value of our net assets immediately prior to the offering by the number of units ( common units to be issued to the Contributing Parties and the issuance of general partner units) to be issued to the Contributing Parties and our general partner.

(2)	Determined by dividing our pro forma as adjusted net tangible book value, after giving effect to the application of the net proceeds of this offering, by the total number of units to be outstanding after this offering ( common units and general partner units).

(3)	Because the total number of units outstanding following the consummation of this offering will not be impacted by any exercise of the underwriters’ option to purchase additional common units and any net proceeds from such exercise will not be retained by us, there will be no change to the dilution in net tangible book value per common unit to purchasers in the offering due to any such exercise of the underwriters’ option to purchase additional common units.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by our general partner and the Contributing Parties, including the Founders and Yorktown, and by the purchasers of common units in this offering upon the closing of the transactions contemplated by this prospectus:

	Units Acquired			Total Consideration
	Number	Percent		Amount	Percent
(in thousands)

General partner and Contributing Parties(1)(2)			%	$		%
Purchasers in the offering(3)			%			%

Total		100.0%		$	100.0%

(1)	Upon the consummation of the transactions contemplated by this prospectus, and assuming the underwriters do not exercise their option to purchase additional common units, our general partner, its owners and their affiliates will own common units and general partner units.

(2)	The assets we will own as a result of the merger of our affiliates into our wholly owned subsidiary were recorded at historical cost in accordance with GAAP. Total consideration provided by affiliates of our general partner is equal to the net tangible book value of such assets as of September 30, 2011.

(3)	Total consideration is after deducting underwriting discounts, a structuring fee and estimated offering expenses.

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with the factors and assumptions upon which our cash distribution policy is based, which are included under the heading “—Assumptions and Considerations” below. In addition, you should read “Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

For additional information regarding our historical and pro forma operating results, you should refer to our audited historical financial statements for the years ended June 30, 2008 and 2009, the six months ended December 31, 2009 and the year ended December 31, 2010, our unaudited historical financial statements for the nine months ended September 30, 2011 and our unaudited pro forma financial statements for the year ended December 31, 2010 and nine months ended September 30, 2011 included elsewhere in this prospectus.

General

Rationale for Our Cash Distribution Policy

Our partnership agreement requires us to distribute all of our available cash quarterly. Our cash distribution policy reflects a basic judgment that our unitholders generally will be better served by us distributing our available cash, after expenses and reserves, rather than retaining it. Our available cash is the sum of our cash on hand at the end of a quarter after the payment of our expenses and the establishment of reserves for future capital expenditures and operational needs. We intend to fund a portion of our capital expenditures with additional borrowings or issuances of additional units. We may also borrow to make distributions to unitholders, for example, in circumstances where we believe that the distribution level is sustainable over the long-term, but short-term factors have caused available cash from operations to be insufficient to pay the distribution at the current level. Our partnership agreement will not restrict our ability to borrow to pay distributions. Because we are not subject to an entity-level federal income tax, we expect to have more cash to distribute to our unitholders than would be the case if we were subject to such federal income tax.

Restrictions and Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. We do not have a legal obligation to pay distributions at our initial quarterly distribution rate or at any other rate. As a result, there are no consequences to the Partnership (such as an obligation to pay arrearages in future periods) if it was to pay distributions in an amount less the initial quarterly distribution rate. If the Partnership has available cash in respect of any quarter in excess of an amount that would enable it to pay a distribution at the initial quarterly distribution rate to all unitholders, such excess will be distributed to the general partner and all unitholders on a pro rata basis in accordance with their respective interests in the Partnership. Our cash distribution policy may be changed at any time and is or may become subject to certain restrictions, including the following:

•	Our cash distribution policy will be subject to restrictions on distributions under our new credit facility or other debt agreements that we may enter into in the future. Specifically, we anticipate that our new credit facility will contain financial tests and covenants that we must satisfy. These financial tests and covenants are described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—New Credit Facility.” Should we be unable to satisfy these restrictions, or if a default occurs under our new credit facility, we would be prohibited from making cash distributions to our unitholders notwithstanding our stated cash distribution policy. Any future indebtedness may contain similar or more stringent restrictions.

•	Our general partner will have the authority to establish reserves for the prudent conduct of our business and for future cash distributions to our unitholders, and the establishment of or increase of those reserves could result in a reduction in cash distributions to our unitholders from the levels we currently anticipate pursuant to our stated cash distribution policy. Any determination to establish cash reserves made by our general partner in good faith will be binding on our unitholders. Our partnership agreement does not set a limit on the amount of cash reserves that our general partner may establish, other than with respect to reserves for future cash distributions. Our partnership agreement provides that in order for a determination by our general partner to be considered to have been made in good faith, our general partner must believe that the determination is in, or not opposed to, our best interests. We intend to reserve a sufficient portion of our cash generated from operations to fund our exploitation and development capital expenditures. If our general partner does not set aside sufficient cash reserves or make sufficient cash expenditures to maintain the current production levels over the long-term of our oil and natural gas properties, we will be unable to pay distributions at our initial quarterly distribution rate or the then-current distribution rate from cash generated from operations and would therefore expect to reduce our distributions. We are unlikely to be able to sustain the initial quarterly distribution rate without making accretive acquisitions or capital expenditures that maintain the current production levels of our oil and natural gas properties. Decreases in commodity prices from current levels will adversely affect our ability to pay distributions. If our asset base decreases and we do not reduce our distributions, a portion of the distributions may have the effect of, and may effectively represent, a return of part of our unitholders’ investment in us as opposed to a return on our unitholders’ investment.

•	Prior to making any distribution on our common units, we will reimburse our general partner and its affiliates for all direct and indirect expenses they incur on our behalf. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation, employment benefits, and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce the amount of cash available to pay cash distributions to our unitholders.

•	Although our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions contained therein, may be amended with the consent of our general partner and the approval of the holders of a majority of our outstanding common units (including common units held by affiliates of our general partner). At the closing of this offering, the Founders will own and control our general partner, and the Founders and Yorktown will own approximately % of our outstanding common units or % of our limited partner interests. Please read “The Partnership Agreement—Amendment of the Partnership Agreement.”

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement, our new credit facility and any other debt agreements we may enter into in the future.

•	Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets.

•	We may lack sufficient cash to pay distributions to our unitholders due to a number of factors, including decreases in commodity prices, decreases in our oil and natural gas production or increases in our general and administrative expenses, principal and interest payments on our outstanding debt, tax expenses, working capital requirements or anticipated cash needs. For a discussion of additional factors that may affect our ability to pay distributions, please read “Risk Factors.”

•	If and to the extent our cash available for distribution materially declines, we may reduce our quarterly distribution in order to service or repay our debt or fund growth capital expenditures.

•	Capital expenditures reduce cash available to pay distributions to the extent such amounts are funded from cash generated by operating activities.

•	Our ability to make distributions to our unitholders depends on the performance of our operating subsidiary and its ability to distribute cash to us. The ability of our operating subsidiary to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable state partnership and limited liability company laws and other laws and regulations.

Our Ability to Grow Depends on Our Ability to Access External Capital

Because we will distribute all of our available cash to our unitholders, we expect that we will rely primarily upon external financing sources, including borrowings under our new credit facility and the issuance of debt and equity securities, rather than operating cash flow, to fund our acquisitions and growth capital expenditures. As a result, to the extent we are unable to finance our growth externally, our cash distribution policy will significantly impair our ability to grow. In addition, because we will distribute all of our available cash, our growth may not be as fast as that of businesses that reinvest their available cash to expand their ongoing operations. To the extent we issue additional units in connection with any capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our quarterly per unit distribution level. There are no limitations in our partnership agreement, nor do we expect any limitations in our new credit facility, on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings (under our credit facility or otherwise) or other debt to finance our growth strategy will increase our interest expense, which in turn may impact the available cash that we have to distribute to our unitholders.

Our Initial Quarterly Distribution Rate

Upon completion of this offering, the board of directors of our general partner will adopt a cash distribution policy pursuant to which we will establish an initial quarterly distribution of $      per unit per quarter, or $      per unit on an annualized basis, to be paid no later than 45 days after the end of each fiscal quarter, beginning with the quarter ending December 31, 2011. This equates to an aggregate cash distribution of approximately $      million per quarter, or $      million on an annualized basis, based on the number of common units and general partner units expected to be outstanding immediately after the closing of this offering. We will prorate our first distribution for the period from the closing of this offering through December 31, 2011 based on the length of that period. The number of outstanding common units and general partner units on which we have based such belief does not include any common units that may be issued under the long-term incentive program that our general partner is expected to adopt prior to the closing of this offering.

To the extent the underwriters exercise their option to purchase additional common units in connection with this offering, the number of units purchased by the underwriters pursuant to such exercise will be issued to the public, and the remaining common units subject to the option, if any, will be issued to the Contributing Parties, at the expiration of the option period. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units outstanding or the amount of cash needed to pay the initial quarterly distribution on all units. Please read “Use of Proceeds.”

Initially, our general partner will be entitled to 2.0% of all distributions that we make prior to our liquidation. Our general partner’s initial 2.0% interest in our distributions may be reduced if we issue additional limited partner units in the future (other than the issuance of common units upon exercise by the underwriters of their option to purchase additional common units, the issuance of common units to the Contributing Parties, upon expiration of the underwriters’ option to purchase additional common units or the issuance of common units upon conversion of any outstanding partnership interests that may be converted into common units) and our general partner does not contribute a proportionate amount of capital to us in exchange for additional general partner units to maintain its initial 2.0% general partner interest. Our general partner has the right, but is not obligated, to contribute a proportionate amount of capital to us in exchange for additional general partner units to maintain its then current general partner interest.

The table below sets forth the number of common units and general partner units expected to be outstanding immediately following the closing of this offering and the aggregate distribution amounts payable on such units during the year following the closing of this offering at our initial quarterly distribution of $      per unit per quarter, or $      per unit on an annualized basis.

	Number of	Initial Quarterly Distribution
	Units	One Quarter	Four Quarters

Common units held by the public(1)(2)		$	$
Common units held by the Contributing Parties(1)(2)(3)
General partner units

Total		$	$

(1)	Assumes the underwriters do not exercise their option to purchase additional common units. If the underwriters do not exercise their option to purchase an additional common units, we will issue the additional common units to the Contributing Parties, upon the expiration of the option. To the extent the underwriters exercise their option to purchase additional common units, the number of units purchased by the underwriters pursuant to such exercise will be issued to the public, and the remainder, if any, will be issued to the Contributing Parties. Accordingly, the exercise of the underwriters’ option will not affect the total number of units outstanding or the amount of cash needed to pay the initial quarterly distribution on all units.

(2)	Does not include any common units that may be issued under the long-term incentive program that our general partner is expected to adopt prior to the closing of this offering.

(3)	Includes common units held by the Founders and common units held by Yorktown.

Our partnership agreement provides that any determination made by our general partner in its capacity as our general partner must be made in good faith and that any such determination will not be subject to any other standard imposed by our partnership agreement, the Delaware limited partnership statute or any other law, rule or regulation or imposed at equity. Holders of our common units may pursue judicial action to enforce provisions of our partnership agreement, including those related to requirements to make cash distributions as described above. However, our partnership agreement provides that our general partner is entitled to make the determinations described above without regard to any standard other than the requirement to act in good faith. Our partnership agreement provides that, in order for a determination by our general partner to be made in “good faith,” our general partner must believe that the determination is in the best interests of the Partnership. Please read “Conflicts of Interest and Fiduciary Duties.”

Our cash distribution policy, as expressed in our partnership agreement, may not be modified or repealed without amending our partnership agreement. The actual amount of our cash distributions for any quarter is subject to fluctuation based on the amount of cash we generate from our business and the amount of reserves our general partner establishes in accordance with our partnership agreement as described above. Our partnership agreement, including provisions contained therein requiring us to make cash distributions, may be amended by a vote of the holders of a majority of our common units. At the closing of this offering, the Founders will own and control our general partner, and the Founders and Yorktown will own approximately     % of our outstanding common

units, or     % of our limited partner interests. Assuming we do not issue any additional common units and the Founders and Yorktown do not transfer their common units, they will have the ability to amend our partnership agreement without the approval of any other unitholder. Please read “The Partnership Agreement—Amendment of the Partnership Agreement.”

We will pay our quarterly distributions on or about the 15th of February, May, August and November to holders of record on or about the 1st day of each such month. If the distribution date does not fall on a business day, we will make the distribution on the business day immediately preceding the indicated distribution date. For our first quarterly distribution, we will prorate the initial quarterly distribution payable for the period from the closing of this offering through December 31, 2011 based on the actual length of the period. We expect to pay this cash distribution on or before February 15, 2012.

In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our initial quarterly distribution of $      per unit for the year ending December 31, 2012. In those sections, we present two tables, consisting of:

•	“Unaudited Pro Forma Available Cash,” in which we present the amount of cash we would have had available for distribution to our unitholders and our general partner for the year ended December 31, 2010 and the twelve months ended September 30, 2011, based on our unaudited pro forma financial statements. Our calculation of unaudited pro forma available cash in this table should only be viewed as a general indication of the amount of available cash that we might have generated had the formation transactions contemplated in this prospectus occurred in an earlier period; and

•	“Estimated Cash Available for Distribution,” in which we demonstrate our ability to generate the minimum Adjusted EBITDA necessary for us to have sufficient cash available for distribution to pay the full initial quarterly distribution on all the outstanding units, including our general partner units, for the year ending December 31, 2012.

Unaudited Pro Forma Available Cash for the Year Ended December 31, 2010 and the Twelve Months Ended September 30, 2011

If we had completed the formation transactions contemplated in this prospectus on January 1, 2010, our unaudited pro forma available cash for the year ended December 31, 2010 would have been approximately $5.4 million. This amount would have been sufficient to pay a cash distribution of $      per unit per quarter ($      on an annualized basis), or approximately     % of the initial quarterly distribution on our common units during that period.

If we had completed the transactions contemplated in this prospectus on October 1, 2010, our unaudited pro forma available cash generated for the twelve months ended September 30, 2011 would have been approximately $15.8 million. This amount would have been sufficient to pay a cash distribution of $      per unit per quarter ($      on an annualized basis), or approximately     % of the initial quarterly distribution on our common units during that period.

Our unaudited pro forma cash available for distribution includes incremental general and administrative expenses that we expect we will incur as a result of being a publicly traded partnership, consisting of costs associated with SEC reporting requirements, including annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, independent auditor fees, investor relations activities, Sarbanes-Oxley Act compliance, NASDAQ Global Market listing, registrar and transfer agent fees, incremental director and officer liability insurance costs and officer and director compensation. We estimate that these incremental general and administrative expenses initially will be approximately $3.0 million per year. These incremental general and administrative expenses are not reflected in our pro forma Adjusted EBITDA or in our historical and pro forma financial statements.

The pro forma financial statements, from which pro forma cash available for distribution is derived, do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. Furthermore, cash available for distribution is a cash accounting concept, while our unaudited pro forma financial statements have been prepared on an accrual basis. We derived the amounts of pro forma cash available for distribution stated above in the manner described in the table below. As a result, the amount of pro forma cash available for distribution should only be viewed as a general indication of the amount of cash available for distribution that we might have generated had we been formed and completed the transactions contemplated in this prospectus in earlier periods.

The following table illustrates, on an unaudited pro forma basis for the year ended December 31, 2010 and the twelve months ended September 30, 2011, the amount of available cash that would have been available for distribution to our unitholders, assuming that the formation transactions had been consummated on January 1, 2010 and October 1, 2010, respectively. Each of the pro forma adjustments reflected or presented below is explained in the footnotes to such adjustments.

Mid-Con Energy Partners, LP
Unaudited Pro Forma Available Cash

	Pro Forma
	Year	Twelve Months
	Ended	Ended
	December 31,	September 30,
	2010	2011
	(in thousands, except per unit data)
	(restated)

Net income	$3,668	$18,980
Plus:
Income tax expense (benefit), if any	—	—
Interest expense	1,350	1,350
Depreciation, depletion and amortization	3,327	4,771
Accretion of discount on asset retirement obligations	63	71
Unrealized (gain) loss on derivatives, net	707	(7,280)
Impairment of proved oil and gas properties	1,260	1,234
Dry hole costs and abandonments of unproved properties	514	1,149
Interest income	(126)	(179)
Stock-based compensation	—	1,671

Adjusted EBITDA(1)	$10,763	$21,767
Less:
Incremental general and administrative expense(2)	3,000	3,000
Cash interest expense(3)	1,350	1,350
Maintenance capital expenditures(4)	1,014	1,596

Pro Forma Available cash	$5,399	$15,821
Pro Forma Annualized distributions per unit	—	—
Pro Forma Estimated annual cash distributions:
Distributions on common units held by purchasers in this offering	—	—
Distributions on common units held by the Contributing Parties
Distributions on general partner units

Total estimated annual cash distributions

Shortfall

Percent of initial quarterly distributions payable to common unitholders

(1)	Adjusted EBITDA is defined in “Prospectus Summary—Non-GAAP Financial Measures.”

(2)	Reflects the $3.0 million of estimated incremental annual general and administrative expenses associated with being a publicly traded partnership that we expect to incur.

(3)	In connection with this offering, we intend to enter into a new $250.0 million credit facility under which we expect to incur approximately $45.0 million of borrowings upon the closing of this offering. The pro forma cash interest expense is based on $45.0 million of borrowings at an assumed weighted-average rate of 3.0%.

(4)	We define maintenance capital expenditures as capital expenditures that we expect to make on an ongoing basis to maintain waterflood operations over the long-term. We define growth capital expenditures as those that we expect to make to either develop new waterfloods or add primary production through newly initiated development programs. Following this offering, we generally expect to fund maintenance capital expenditures with cash flow from operations, while we plan primarily to use external financing sources, including borrowings under our new credit facility and the issuance of debt and equity securities, to fund growth capital expenditures. Historically, we did not distinguish between maintenance capital expenditures and growth capital expenditures. As a result, the amounts included in the table above represent the approximate amounts of our total capital expenditures for the periods presented that we believe would have been maintenance capital expenditures in those periods. Excluded are approximately $18.7 million and $40.0 million of capital expenditures for the year ended December 31, 2010 and the twelve months ended September 30, 2011, respectively, which are the amounts of capital expenditures that we believe would have been growth capital expenditures in those periods.

Estimated Adjusted EBITDA for the Year Ending December 31, 2012

Set forth below is a Statement of Estimated Adjusted EBITDA that supports our belief that we will be able to generate sufficient cash available for distribution to pay the aggregate annualized initial quarterly distribution on all of our outstanding units for the twelve months ending December 31, 2012. The financial forecast presents, to the best of our knowledge and belief, our expected results of operations, Adjusted EBITDA and cash available for distribution for the forecast period. Based upon the assumptions and considerations set forth in the table below, to fund cash distributions to our unitholders at our annualized initial quarterly distribution of $      per common unit and general partner unit, or $      million in the aggregate, for the year ending December 31, 2012, our Adjusted EBITDA for the year ending December 31, 2012 must be at least $      million. The number of outstanding common units on which we have based such belief does not include any common units that may be issued under the long-term incentive program that our general partner is expected to adopt prior to the closing of this offering.

Our Statement of Estimated Adjusted EBITDA reflects our judgment, as of the date of this prospectus, of conditions we expect to exist and the course of action we expect to take in order to be able to pay the annualized initial quarterly distribution on all of our outstanding common and general partner units for the year ending December 31, 2012. The assumptions discussed below under “—Assumptions and Considerations” are those that we believe are significant to our ability to generate the minimum Adjusted EBITDA. We believe our actual results of operations and cash flow will be sufficient to generate the minimum Adjusted EBITDA necessary to pay the aggregate annualized initial quarterly distribution. We can, however, give you no assurance that we will generate this amount. There will likely be differences between our estimated Adjusted EBITDA and our actual results, and those differences could be material. If we fail to generate the estimated Adjusted EBITDA contained in our forecast, we may not be able to pay the aggregate annualized initial quarterly distribution to all of our unitholders.

While we do not as a matter of course make public projections as to future sales, earnings or other results, our management has prepared the prospective financial information that is the basis of our estimated Adjusted EBITDA below to substantiate our belief that we will have sufficient cash to pay the initial quarterly distribution on all our common units and general partner units for the year ending December 31, 2012. This forecast is a forward-looking statement and should be read together with our historical financial statements and the accompanying notes included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The accompanying prospective financial information was not prepared with a view toward complying with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, is substantially consistent with those guidelines and was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the assumptions and considerations on which we base our belief that we can generate the minimum Adjusted EBITDA necessary for us to pay the initial quarterly distribution on all of our outstanding common and general partner units for the year ending December 31, 2012. Readers of this prospectus are cautioned not to place undue reliance on this prospective financial information. Please read “—Assumptions and Considerations.”

The prospective financial information included in this prospectus has been prepared by, and is the responsibility of, our management. Grant Thornton LLP has not compiled, examined or performed any procedures with respect to the accompanying prospective financial information and, accordingly, Grant Thornton LLP does not express an opinion or any other form of assurance with respect thereto. The Grant Thornton LLP reports included in the registration statement relate to our historical financial information. It does not extend to the prospective financial information and should not be read to do so.

When considering our financial forecast, you should keep in mind the risk factors and other cautionary statements under “Risk Factors.” Any of the risks discussed in this prospectus, to the extent they are realized, could cause our actual results of operations to vary significantly from those that would enable us to generate the minimum Adjusted EBITDA necessary to pay the aggregate annualized initial quarterly distribution on all of our outstanding common and general partner units for the year ending December 31, 2012.

We are providing the Statement of Estimated Adjusted EBITDA to supplement our historical financial statements and in support of our belief that we will have sufficient available cash to pay the aggregate annualized initial quarterly distribution on all of our outstanding common and general partner units for the year ending December 31, 2012. Please read below under “—Assumptions and Considerations” for further information about the assumptions we have made for the financial forecast.

We do not undertake any obligation to release publicly the results of any future revisions we may make to this prospective financial information or to update this prospective financial information to reflect events or circumstances after the date of this prospectus. Therefore, you are cautioned not to place undue reliance on this information.

Our Estimated Adjusted EBITDA

To pay the annualized initial quarterly distribution to our unitholders of $      per unit for the year ending December 31, 2012, our aggregate cash available to pay distributions must be at least approximately $      million over that period. We have calculated that the amount of estimated Adjusted EBITDA for the year ending December 31, 2012 that will be necessary to generate cash available to pay an aggregate annualized distribution of approximately $      million over that period is approximately $      million. Adjusted EBITDA should not be considered an alternative to net income, income before income taxes, cash flow from operating activities or any other measure calculated in accordance with GAAP.

Adjusted EBITDA is a significant financial metric that will be used by our management to indicate (prior to the establishment of any reserves by the board of directors of our general partner) the cash distributions we expect to pay to our unitholders. Specifically, we intend to use this financial measure to assist us in determining whether we are generating operating cash flow at a level that can sustain or support an increase in our quarterly distribution rates. For a definition of Adjusted EBITDA, please read “Prospectus Summary—Non-GAAP Financial Measures.”

Mid-Con Energy Partners, LP
Statement of Estimated Adjusted EBITDA

Year Ending
December 31, 2012
(in thousands, except
per unit amounts)

Revenue and realized commodity derivative gains(losses)(1)	$63,832
Less:
Lease operating expenses	9,396
Oil and gas production taxes	3,043
General and administrative(2)	4,000
Depreciation, depletion and amortization	15,000
Interest expense	1,350

Net income excluding unrealized gains (losses) on derivatives	$31,043
Adjustments to reconcile net income excluding unrealized derivative gains (losses) to estimated Adjusted EBITDA:
Add:
Depreciation, depletion and amortization	$15,000
Interest expense	1,350

Estimated Adjusted EBITDA(3)	$47,393
Adjustments to reconcile estimated Adjusted EBITDA to estimated cash available for distribution:
Less:
Cash interest expense	$1,350
Maintenance capital expenditures(4)	5,000

Estimated cash available for distribution	$41,043
Annualized initial quarterly distribution per unit
Estimated annual cash distributions(5):
Distributions on common units held by purchasers in this offering
Distributions on common units held by the Contributing Parties
Distributions on general partner units
Total estimated annual cash distributions
Excess cash available for distribution

(1)	Includes the forecasted effect of cash settlements of commodity derivative instruments. This amount does not include unrealized commodity derivative gains (losses), as such amounts represent non-cash items and cannot be reasonably estimated in the forecast period.

(2)	Includes $3.0 million of estimated incremental annual general and administrative expenses associated with being a publicly traded partnership that we expect to incur.

(3)	Adjusted EBITDA is defined in “Prospectus Summary—Non-GAAP Financial Measures.”

(4)	Reflects estimated maintenance capital expenditures for the year ending December 31, 2012. We define maintenance capital expenditures as those we expect to make on an ongoing basis to maintain our waterflood operations over the long-term. Following this offering, we generally expect to fund maintenance capital expenditures with cash flow from operations.

(5)	The number of outstanding common units assumed herein does not include any common units that may be issued under the long-term incentive program that our general partner is expected to adopt prior to the closing of this offering.

Assumptions and Considerations

Based upon the specific assumptions outlined below with respect to the year ending December 31, 2012, we expect to generate estimated Adjusted EBITDA sufficient to establish reserves for capital expenditures and to pay the aggregate annualized initial quarterly distribution on all common and general partner units for the year ending December 31, 2012.

While we believe that these assumptions are reasonable in light of management’s current expectations concerning future events, the estimates underlying these assumptions are inherently uncertain and are subject to significant business, economic, regulatory, environmental and competitive risks and uncertainties that could cause actual results to differ materially from those we anticipate. If our assumptions do not materialize, the amount of actual cash available to pay distributions could be substantially less than the amount we currently estimate and could, therefore, be insufficient to permit us to pay quarterly cash distributions equal to our initial quarterly distribution (absent additional borrowings under our new revolving credit facility), or any amount, on all common and general partner units, in which event the market price of our common units may decline substantially. We are unlikely to be able to sustain our initial quarterly distribution over the long-term without making accretive acquisitions or substantial capital expenditures that maintain the current production levels of our oil and natural gas properties. We expect to rely primarily on external financing sources, including bank borrowings and the issuance of equity and debt securities, rather than operating cash flow to fund our growth capital expenditures. If we do not make sufficient cash expenditures from operating cash flow to maintain the current production levels of our oil and natural gas properties, we may be unable to pay distributions at our initial quarterly distribution rate or the then-current distribution rate from cash generated from operations and would therefore expect to reduce our distributions over time. In addition, decreases in commodity prices from current levels will adversely affect our ability to pay distributions. When reading this section, you should keep in mind the risk factors and other cautionary statements described under “Risk Factors” and “Forward-Looking Statements.” Any of the risks discussed in this prospectus could cause our actual results to vary significantly from our estimates.

Operations and Revenue

Production.  The following table sets forth information regarding net production of oil and natural gas on a pro forma basis for the year ended December 31, 2010 and the twelve months ended September 30, 2011 and on a forecasted basis for the year ending December 31, 2012:

	Pro Forma	Pro Forma	Forecasted
	Year Ended	Twelve Months	Year Ending
	December 31,	Ended September 30,	December 31,
	2010	2011	2012

Annual production:
Oil (MBbl)	220	347	659
Natural gas (MMcf)	184	158	115

Total (MBoe)	250	373	678

Average net daily production:
Oil (Bbl/d)	602	951	1,800
Natural Gas (Mcf/d)	505	434	314

Total (Boe/d)	686	1,023	1,852

We estimate that our total oil and natural gas production for the year ending December 31, 2012 will be 1,852 Boe per day as compared to 686 Boe per day on a pro forma basis for the year ended December 31, 2010 and 1,023 Boe per day on a pro forma basis for the twelve months ended September 30, 2011. For the months ended June 30, 2011, July 31, 2011, August 31, 2011 and September 30, 2011, our average net production was 1,248 Boe per day, 1,272 Boe per day, 1,327 Boe per day and 1,349 Boe per day, respectively. The 2012 forecast reflects a 503 Boe per day production increase from our September 30, 2011 production. A portion of this increase relates to our Highlands Unit. Under the unitization order governing the Highlands Unit, the working and net revenue interests of each owner in the unit depend on the classification of reserves currently produced from the unit. The unitization order divides reserves into two classifications based on agreed upon volumes—those capable of production under primary recovery techniques and those capable of production under secondary recovery techniques (e.g., waterflooding). Our working and net revenue interests in the Highlands Unit for the first reserve category were 44.5% and 36.3%, respectively, but increased to 57.5% and 46.8%, respectively, when the unit began producing from the second reserve category on November 1, 2011. During September 2011, our average net production from the Highlands Unit was 238 Boe day. Had the unit been producing from the second reserve category during that same time, our average net production would have been 307 Boe per day. We have similar arrangements in place in several of our other units, and many of these units have already begun producing from the second reserve category, resulting in an increase in our working and net revenue interests.

Since January 2010 we have drilled approximately 78 gross (47 net) infill development wells, mostly in our Southern Oklahoma core area. Approximately half of these wells are injection wells, which have allowed us to increase injection in our waterflood units, leading to higher reservoir pressures and ultimately increases in our production over time. We spent approximately $12.9 million on this drilling program in 2010 and have spent approximately $22.3 million in the first nine months of 2011. We expect to spend approximately $5.2 million on these activities during the last three months of 2011. The typical response time for waterflood projects after injection is initiated ranges from six to eighteen months, and consequently, our capital expenditures do not ordinarily result in corresponding immediate increases in our production levels or consistent increases over a period of time. However, we believe that our capital expenditures in 2010 and 2011 will enable us to achieve our forecasted production level of 1,852 Boe per day for the year ending December 31, 2012. In addition, we estimate that we will spend an average of $5.0 million per year on maintenance capital expenditures in order to maintain our forecasted production level, which we intend to fund with cash generated from operations.

Prices.  The table below illustrates the relationship between average oil and natural gas realized sales prices and average NYMEX prices on a pro forma basis for the year ended

December 31, 2010 and the twelve months ended September 30, 2011 and our forecast for the year ending December 31, 2012:

	Pro Forma	Pro Forma	Forecasted
	Year Ended	Twelve Months	Year Ending
	December 31,	Ended September 30,	December 31,
	2010	2011	2012

Average oil sales prices:
Average daily NYMEX-WTI oil price per Bbl	$79.61	$94.50	$96.00
Differential to NYMEX-WTI oil per Bbl	$(5.46)	$(6.22)	$(3.08)
Realized oil sales price per Bbl (excluding cash settlements of derivatives)	$74.15	$88.28	$92.92
Realized oil sales price per Bbl (including cash settlements of derivatives)	$73.69	$85.74	$95.75
Average natural gas sales prices:
Average daily NYMEX-Henry Hub natural gas price per MMBtu	$4.38	$4.17	$3.86
Differential to NYMEX-Henry Hub natural gas per MMBtu	$3.18	$3.71	$2.70
Realized natural gas sales price per Mcf(1)	$7.58	$7.88	$6.56

(1)	We had no natural gas derivative contracts for the pro forma periods and assume that we will not enter into any such contracts for the year ending December 31, 2012. Realized natural gas sales price per Mcf includes the sale of natural gas liquids.

Price Differentials.  Our oil production, which is predominantly “light sweet” oil, typically sells at a discount to the NYMEX-WTI price due to quality, transportation fees, location differentials, marketing bonuses or deductions and other factors affecting the price received at the wellhead. Our natural gas production has historically sold at a positive basis differential from the NYMEX-Henry Hub price primarily due to the rich Btu and liquids content of the production attributable to our operating areas. The adjustments we have made to reflect the basis differentials for our forecasted production during the year ending December 31, 2012 are presented in the following table and shown per Bbl for oil and per Mcf for natural gas, as adjusted to reflect our oil purchase contracts effective as of January 1, 2012.

	Oil	Natural Gas
Operating Area	Per Bbl	Per Mcf(1)

Southern Oklahoma	$(3.64)	$0.92
Northeastern Oklahoma	$(1.37)	$(1.61)
Hugoton Basin	$(4.21)	$(1.20)
Other	$(1.35)	$4.39
Weighted Average	$(3.08)	$2.70

(1)	Realized natural gas sales price per Mcf includes the sale of natural gas liquids.

Use of Commodity Derivative Contracts.  For purposes of our forecast, we have assumed that our commodity derivative contracts will cover 360 MBbl, or approximately 55%, of our forecasted total oil production of 659 MBbl for the year ending December 31, 2012. Our commodity derivative contracts consist of swap and collar agreements based upon NYMEX-WTI prices. The table below shows the volumes and prices covered by the commodity derivative contracts for the year ending December 31, 2012. For purposes of our forecast, we have assumed that we will not enter into natural gas derivative contracts or additional oil derivative contracts during the forecast period, although we may do so on an opportunistic basis if market conditions are favorable.

	Swaps		Collars
		Weighted		Weighted	Weighted
		Average		Average	Average
	Bbl	Price	Bbl	Floor Price	Ceiling Price

Oil:
January—December 2012	288,000	$101.47	72,000	$100.00	$117.00
% of forecasted oil production	43.72%		10.93%

Operating Revenues and Realized Commodity Derivative Gains.  The following table illustrates the primary components of operating revenues and realized commodity derivative gains on a pro forma basis for the year ended December 31, 2010 and the twelve months ended September 30, 2011 and on a forecasted basis for the year ending December 31, 2012:

	Pro Forma	Pro Forma	Forecasted
	Year Ended	Twelve Months	Year Ending
	December 31,	Ended September 30,	December 31,
	2010	2011	2012
	(in thousands)

Oil:
Oil revenues	$16,286	$30,640	$61,216
Realized oil derivative instruments gain (loss)	(100)	(879)	1,862

Total	$16,186	$29,761	$63,078

Natural gas:
Natural gas revenues(1)	$1,397	$1,248	$754

(1)	We had no natural gas derivative contracts for the pro forma periods and assume that we will not enter into any such contracts for the year ending December 31, 2012. Realized natural gas sales price per Mcf includes the sale of natural gas liquids.

	Pro Forma	Pro Forma	Forecasted
	Year Ended	Twelve Months	Year Ending
	December 31,	Ended September 30,	December 31,
	2010	2011	2012
	(in thousands)

Total:
Operating revenues	$17,683	$31,888	$61,970
Commodity derivative instruments gain (loss)	(100)	(879)	1,862

Operating revenue and realized commodity derivative instruments gains	$17,583	$31,009	$63,832

Capital Expenditures and Expenses

Capital Expenditures.  Historically, we did not distinguish between maintenance capital expenditures and growth capital expenditures, but we believe that approximately $1.0 million and $1.6 million of our total capital expenditures for the year ended December 31, 2010 and the twelve months ended September 30, 2011, respectively, would have been maintenance capital expenditures. We believe that the balance of our capital expenditures for those periods, $18.7 million and $40.0 million, respectively, would have been growth capital expenditures. Through these growth capital expenditures, we have significantly increased our production levels. As a result, we anticipate that our maintenance capital expenditures will increase significantly during the year ending December 31, 2012 as compared to the year ended December 31, 2010 and the twelve months ended September 30, 2011 in order to maintain our forecasted production level of 1,852 Boe per day. For the forecast period, we estimate that we will drill 9 gross (5 net) wells and spend additional maintenance capital on workovers at an average annual aggregate net cost of approximately $5.0 million.

Although we may make acquisitions during the year ending December 31, 2012, our forecast period does not reflect any acquisitions or other growth capital expenditures because we cannot be certain that we will be able to identify attractive properties or, if identified, that we will be able to negotiate acceptable purchase terms.

Lease Operating Expenses.  The following table summarizes lease operating expenses on an aggregate basis and on a per Boe basis for the year ended December 31, 2010, pro forma, the twelve months ended September 30, 2011, pro forma, and on a forecasted basis for the year ending December 31, 2012:

	Pro Forma	Pro Forma	Forecasted
	Year Ended	Twelve Months	Year Ending
	December 31,	Ended September 30,	December 31,
	2010	2011	2012

Lease operating expenses (in thousands)	$5,041	$7,074	$9,396
Lease operating expenses (per Boe)	$20.14	$18.94	$13.86

We estimate that our lease operating expenses for the year ending December 31, 2012 will be approximately $9.4 million. On a pro forma basis, for the year ended December 31, 2010 and the twelve months ended September 30, 2011, lease operating expenses were $5.0 million and $7.1 million, respectively. The increase in forecasted lease operating expenses is primarily a result of increased drilling activity and production. The decrease in lease operating expenses per Boe is a result of the projected increase in production. Lease operating expenses also include ad valorem taxes, which are generally tied to the valuation of the oil and natural gas properties. These valuations are generally correlated to revenues, excluding the effects of our commodity derivative contracts. As a result, we forecast our ad valorem taxes as a percent of revenues, excluding the effects of commodity derivative contracts.

Production Taxes.  The following table summarizes production taxes before the effects of our commodity derivative contracts on a pro forma basis for the year ended December 31, 2010, the twelve months ended September 30, 2011 and on a forecasted basis for the year ending December 31, 2012:

	Pro Forma	Pro Forma	Forecasted
	Year Ended	Twelve Months	Year Ending
	December 31,	Ended September 30,	December 31,
	2010	2011	2012
	(in thousands)

Oil and natural gas revenues, excluding the effect of our commodity derivative contracts	$17,683	$31,888	$61,970
Production taxes	$797	$1,415	$3,043
Production taxes as a percentage of revenue	4.51%	4.43%	4.91%

Our production taxes are calculated as a percentage of our oil and natural gas revenues, excluding the effects of our commodity derivative contracts. In general, as prices and volumes increase, our production taxes increase. As prices and volumes decrease, our production taxes decrease. Additionally, production tax rates vary by state, and as revenues by state vary, our production taxes will increase or decrease. The State of Oklahoma, where most of our properties are located, currently imposes a production tax of 7.2% for oil and natural gas properties, and an excise tax of 0.095%. A portion of our wells in the State of Oklahoma currently receive a reduced production tax rate due to the Enhanced Recovery Project Gross Production Tax Exemption. The State of Colorado currently imposes a 1.0% production tax for oil properties.

General and Administrative Expenses.  At the closing of this offering, we will enter into a services agreement with Mid-Con Energy Operating with respect to all general and administrative expenses and costs it incurs on our general partner’s and our behalf, including $3.0 million of incremental annual expenses we expect to incur as a result of becoming a publicly traded partnership. General and administrative expenses related to being a publicly traded partnership include expenses associated with annual and quarterly reporting; tax return and Schedule K-1 preparation and distribution expenses; Sarbanes-Oxley compliance expenses; expenses associated with listing on the NASDAQ Global Market; independent auditor fees; legal fees; investor relations expenses; registrar and transfer agent fees; director and officer liability insurance costs and director and officer compensation. Under the services agreement, Mid-Con Energy Operating will be reimbursed for all general and administrative expenses allocated to us under the services agreement.

Depreciation, Depletion and Amortization Expense.  Based on our reserve report as of June 30, 2011, we estimate that our depreciation, depletion and amortization expense for the year ending December 31, 2012 will be approximately $15.0 million, as compared to $3.3 million and $4.8 million on a pro forma basis for the year ending December 31, 2010 and the twelve months ended September 30, 2011, respectively. The forecasted increase in the depletion of our oil and natural gas properties is primarily based on the forecasted increase in our production. Our capitalized costs are calculated using the successful efforts method of accounting. For a detailed description of the successful efforts method of accounting, please read “Management’s

Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.”

Cash Interest Expense.  We estimate that at the closing of this offering we will borrow approximately $45.0 million in revolving debt under our new $250.0 million credit facility. We estimate that the borrowings will bear interest at a weighted average rate of approximately 3.0%. Based on these assumptions, we estimate that our cash interest expense for the year ending December 31, 2012 will be $1.4 million and on a pro forma basis for both the year ended December 31, 2010 and the twelve months ended September 30, 2011.

We expect that our new credit facility will contain financial covenants that require us to maintain a leverage ratio of not more than 4.0 to 1.0x and a current ratio of not less than 1.0 to 1.0x. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—New Credit Facility” for additional detail regarding the covenants and restrictive provisions to be included in our new credit facility. We expect that the new credit facility will not require any cash expenditures on our part that would affect our cash available for distribution other than cash interest expense.

Regulatory, Industry and Economic Factors

Our forecast for the year ending December 31, 2012 is based on the following significant assumptions related to regulatory, industry and economic factors:

•	There will not be any new federal, state or local regulation of portions of the energy industry in which we operate, or any interpretation of existing regulations, that will be materially adverse to our business;

•	There will not be any material nonperformance or credit-related defaults by suppliers, customers or vendors, or shortage of skilled labor;

•	All supplies and commodities necessary for production and sufficient transportation will be readily available;

•	There will not be any major adverse change in commodity prices or the energy industry in general;

•	There will not be any material accidents, releases, weather-related incidents, unscheduled downtime or similar unanticipated events, including any events that could lead to force majeure under any of our marketing agreements;

•	There will not be any adverse change in the markets in which we operate resulting from supply or production disruptions, reduced demand for our product or significant changes in the market prices for our product; and

•	Market, insurance, regulatory and overall economic conditions will not change substantially.

Sensitivity Analysis

Our ability to generate sufficient cash from operations to pay cash distributions to our unitholders is a function of two primary variables: (i) production volumes; and (ii) commodity prices. In the tables below, we illustrate the effect that changes in either of these variables, while holding all other variables constant, would have on our ability to generate sufficient cash from our operations to pay the initial quarterly distribution on our outstanding common units for the year ending December 31, 2012.

Production Volume Changes

The following table shows estimated Adjusted EBITDA under production levels of 90%, 100% and 110% of the production level we have forecasted for the year ending December 31, 2012. The estimated Adjusted EBITDA amounts shown below are based on the assumptions used in our forecast.

	Percentage of Forecasted
	Net Production
	90%	100%	110%
	(in thousands, except per unit amounts)

Forecasted net production:
Oil (MBbl)	593	659	725
Natural gas (MMcf)	103	115	126

Total (MBoe)	610	678	746
Oil (Bbl/d)	1,620	1,800	1,980
Natural gas (Mcf/d))	283	314	345

Total (Boe/d)	1,667	1,852	2,038
Forecasted prices:
NYMEX-WTI oil price (per Bbl)	$96.00	$96.00	$96.00
Realized oil price (per Bbl) (excluding derivatives)	$92.92	$92.92	$92.92
Realized oil price (per Bbl) (including derivatives)	$96.06	$95.75	$95.49
NYMEX-Henry Hub natural gas price (per MMBtu)	$3.86	$3.86	$3.86
Realized natural gas price (per Mcf)(1)(2)	$6.56	$6.56	$6.56

	Percentage of Forecasted
	Net Production
	90%	100%	110%
	(in thousands, except per unit amounts)

Forecasted Adjusted EBITDA projection:
Operating revenue	$55,773	$61,970	$68,166
Realized derivative gains (losses)	1,862	1,862	1,862

Total revenue including realized derivative gains (losses)	$57,635	$63,832	$70,028
Lease operating expenses(3)	8,457	9,396	10,336
Production taxes	2,738	3,043	3,347
General and administrative expenses	4,000	4,000	4,000

Estimated Adjusted EBITDA	$42,440	$47,393	$52,345
Minimum estimated Adjusted EBITDA(4)
Excess (shortfall) estimated cash available for distribution(4)

(1)	Realized natural gas sales price per Mcf includes the sale of natural gas liquids.

(2)	We assume that we will not enter into any natural gas derivative contracts for the year ending December 31, 2012.

(3)	The calculation of lease operating expenses includes ad valorem taxes.

(4)	We have calculated that the minimum amount of estimated Adjusted EBITDA for the year ending December 31, 2012 that will be necessary to generate cash available to pay an aggregate annualized distribution on all of our outstanding units over that period is approximately $ million. In the case where our production level is 90% of the production level we have forecasted for the year ending December 31, 2012, we should have had an excess of $ million over the amount of cash available for distribution necessary to pay such aggregate annualized distribution.

Commodity Price Changes

The following table shows estimated Adjusted EBITDA under various assumed NYMEX-WTI oil and NYMEX-Henry Hub natural gas prices for the year ending December 31, 2012. For the year ending December 31, 2012, we have assumed that commodity derivative contracts will cover 360 MBoe, or approximately 55% of our estimated total oil production from proved reserves for the year ending December 31, 2012, at a weighted average floor price of $101.17 per Bbl of oil. In addition, the estimated Adjusted EBITDA amounts shown below are based on forecasted realized commodity prices that take into account assumptions concerning updated differentials based on new crude oil purchase contracts that will be effective as of January 1, 2012.

	(in thousands, except per unit amounts)

NYMEX-WTI oil price (per Bbl):	$76.00	$86.00	$96.00	$106.00	$116.00
NYMEX-Henry Hub natural gas price (per MMBtu):	$2.86	$3.36	$3.86	$4.36	$4.86
Forecasted net production:
Oil (MBbl)	659	659	659	659	659
Natural gas (MMcf)	115	115	115	115	115

Total (MBoe)	678	678	678	678	678
Oil (Bbl/d)	1,800	1,800	1,800	1,800	1,800
Natural gas (Mcf/d)	314	314	314	314	314

Total (Boe/d)	1,852	1,852	1,852	1,852	1,852
Forecasted prices:
NYMEX-WTI oil price (per Bbl)	$76.00	$86.00	$96.00	$106.00	$116.00
Realized oil price (per Bbl) (excluding derivatives)	$72.92	$82.92	$92.92	$102.92	$112.92
Realized oil price (per Bbl) (including derivatives)	$86.68	$91.21	$95.75	$100.94	$106.57
NYMEX-Henry Hub natural gas price (per MMBtu)	$2.86	$3.36	$3.86	$4.36	$4.86
Realized natural gas price (per Mcf)(1)(2)	$5.56	$6.06	$6.56	$7.06	$7.56
Forecasted Adjusted EBITDA projection:
Operating revenue	$48,679	$55,324	$61,970	$68,615	$75,261
Realized derivative gains (losses)	9,062	5,462	1,862	(1,306)	(4,186)

Total revenue including realized derivative gains (losses)	57,741	60,786	63,832	67,309	71,075
Lease operating expenses(3)	9,396	9,396	9,396	9,396	9,396
Production taxes	2,390	2,716	3,043	3,369	3,695
General and administrative expenses	4,000	4,000	4,000	4,000	4,000

Estimated Adjusted EBITDA	$41,955	$44,674	$47,393	$50,544	$53,984
Minimum estimated Adjusted EBITDA
Excess (shortfall) estimated cash available for distribution

(1)	Realized natural gas sales price per Mcf includes the sale of natural gas liquids.

(2)	We assume that we will not enter into any natural gas derivative contracts for the year ending December 31, 2012.

(3)	The calculation of lease operating expenses includes ad valorem taxes.

(4)	We have calculated that the minimum amount of estimated Adjusted EBITDA for the year ending December 31, 2012 that will be necessary to generate cash available to pay an aggregate annualized distribution on all of our outstanding units over that period is approximately $ million. In the case where the average daily NYMEX-WTI price for oil for the year ending December 31, 2012 is $76.00 and the average daily NYMEX-Henry Hub price for natural gas is $2.86 per MMBtu for the same period, we would have had an excess of $ million over the amount of cash available for distribution necessary to pay such aggregate annualized distribution. In the case where the average daily NYMEX-WTI price for oil for the year ending December 31, 2012 is $86.00 and the average daily NYMEX-Henry Hub price for natural gas is $3.36 per MMBtu for the same period, we would have had an excess of $ million over the amount of cash available for distribution necessary to pay such aggregate annualized distribution.

If NYMEX oil and natural gas prices decline, our estimated Adjusted EBITDA would not decline proportionately for two reasons: (1) the effects of our commodity derivative contracts; and (2) production taxes, which are calculated as a percentage of our oil and natural gas revenues, excluding the effects of our commodity derivative contracts, and which decrease as commodity prices decline. Furthermore, we have assumed no decline in estimated production or oil and natural gas operating costs during the year ending December 31, 2012. However, over the long-term, a sustained decline in oil and natural gas prices would likely lead to a decline in production and oil and natural gas operating costs, as well as a reduction in our realized oil and natural gas prices. Therefore, the foregoing table is not illustrative of all of the potential effects of changes in commodity prices for periods subsequent to December 31, 2012.

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO
CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions. The information presented in this section assumes that our general partner will continue to make capital contributions to us in order to maintain its 2.0% general partner interest.

Distributions of Available Cash

General

Our partnership agreement requires that, within 45 days after the end of each quarter, beginning with the quarter ending December 31, 2011, we will distribute all of our available cash to unitholders of record on the applicable record date. We will prorate the initial quarterly distribution payable for the period from the closing of this offering through December 31, 2011, based on the actual length of that period. We will distribute 98.0% of our available cash to our common unitholders, pro rata, and 2.0% to our general partner. Unlike many publicly traded limited partnerships, our general partner is not entitled to any incentive distributions, and we do not have any subordinated units.

Definition of Available Cash

Available cash, for any quarter, consists of all cash and cash equivalents on hand at the end of that quarter:

•	less, the amount of cash reserves established by our general partner at the date of determination of available cash for the quarter to:

•	provide for the proper conduct of our business (including reserves) for future capital expenditures, working capital and operating expenses) subsequent to that quarter;

•	comply with applicable law, any of our loan agreements, security agreements, mortgages debt instruments or other agreements; or

•	provide funds for distributions to our unitholders (including our general partner) for any one or more of the next four quarters;

•	plus, if our general partner so determines, all or a portion of cash or cash equivalents on hand on the date of determination of available cash for the quarter.

Distributions of Cash Upon Liquidation

General

If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors and the liquidator in the order of priority provided in our partnership agreement and by law. Thereafter, we will distribute any remaining proceeds to our unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in the partnership agreement. Upon our liquidation, we will allocate any net gain (or unrealized gain attributable to assets distributed in kind to our partners) in the following manner:

•	first, to our general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances; and

•	second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner.

Manner of Adjustments for Losses

Upon our liquidation, we will generally allocate any loss to our general partner and the unitholders in the following manner:

•	first, 98.0% to the holders of common units, in proportion to the positive balances in their capital accounts and 2.0% to our general partner, until the capital accounts of our unitholders have been reduced to zero; and

•	thereafter, 100% to our general partner.

Adjustments to Capital Accounts

Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for U.S. federal income tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and our general partner in the same manner as we allocate gain or loss upon liquidation.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

We were formed in July 2011 and do not have historical financial operating results. Therefore, in this prospectus, we present the historical financial statements of our predecessor, which consist of the consolidated historical financial statements of Mid-Con Energy Corporation through June 30, 2009 and the combined historical financial statements of Mid-Con Energy I, LLC and Mid-Con Energy II, LLC, thereafter. The following table presents selected historical financial data of our predecessor and selected pro forma financial data of Mid-Con Energy Partners, LP as of the dates and for the periods indicated. The selected historical financial data as of December 31, 2009 and 2010 and for the years ended June 30, 2008 and 2009, the six months ended December 31, 2009 and the year ended December 31, 2010 are derived from the audited historical financial statements of our predecessor included elsewhere in this prospectus. The selected historical financial data for the years ended June 30, 2006 and 2007 are derived from audited historical financial statements of our predecessor not included herein. The selected historical financial data as of September 30, 2011 and for the nine months ended September 30, 2010 and 2011 are derived from the unaudited historical combined financial statements of our predecessor included elsewhere in this prospectus.

The selected unaudited pro forma financial data as of September 30, 2011 and for the nine months ended September 30, 2011 and the year ended December 31, 2010 are derived from the unaudited pro forma condensed financial statements of Mid-Con Energy Partners, LP included elsewhere in this prospectus. Our unaudited pro forma condensed financial statements give pro forma effect to the following:

•	the sale by Mid-Con Energy I, LLC and Mid-Con Energy II, LLC of certain oil and natural gas properties representing approximately 1% of our proved reserves by value, as calculated using the standardized measure, as of June 30, 2011, and certain subsidiaries that do not own oil and natural gas reserves, including Mid-Con Energy Operating, to the Mid-Con Affiliates for aggregate consideration of $7.5 million;

•	the merger of Mid-Con Energy I, LLC and Mid-Con Energy II, LLC with our wholly owned subsidiary in exchange for aggregate consideration of common units and $ million in cash;

•	the issuance to our general partner of general partner units, representing a 2.0% general partner interest in us in exchange for a contribution from our general partner;

•	the issuance and sale by us to the public of common units in this offering and the application of the net proceeds as described in “Use of Proceeds;”

•	our borrowing of approximately $45.0 million under our new credit facility and the application of the proceeds as described in “Use of Proceeds;” and

•	our acquisition of additional working interests in the Cushing Field from J&A Oil Company and Charles R. Olmstead immediately prior to the closing of this offering.

The unaudited pro forma balance sheet data assume the events listed above occurred as of September 30, 2011. The unaudited pro forma statement of operations data for the nine months ended September 30, 2011 and the year ended December 31, 2010 assume the items listed above occurred as of January 1, 2010. We have not given pro forma effect to incremental general and administrative expenses of approximately $3.0 million that we expect to incur annually as a result of being a publicly traded partnership.

You should read the following table in conjunction with “Prospectus Summary—Formation Transactions and Partnership Structure,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the historical combined financial statements of our predecessor and the unaudited pro forma condensed financial statements of Mid-Con Energy Partners, LP and the notes thereto included elsewhere in this prospectus.

Among other things, those historical financial statements and unaudited pro forma condensed financial statements include more detailed information regarding the basis of presentation for the following information.

The following table presents a non-GAAP financial measure, Adjusted EBITDA, which we use in evaluating the financial performance and liquidity of our business. This measure is not calculated or presented in accordance with GAAP. We explain this measure below and reconcile it to the most directly comparable financial measures calculated and presented in accordance with GAAP.

					Mid-Con Energy I, LLC and				Mid-Con Energy
					Mid-Con Energy II, LLC				Partners, LP
					(combined)				Pro Forma
	Mid-Con Energy Corporation				Six Months	Year	Nine Months		Year	Nine Months
	(consolidated)				Ended	Ended	Ended		Ended	Ended
	Year Ended June 30,				December 31,	December 31,	September 30,		December 31,	September 30,
Statement of Operations Data:	2006	2007	2008	2009	2009	2010	2010	2011	2010	2011
							(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)
	(restated)	(restated)	(restated)	(restated)	(restated)				(restated)
						(restated)
Revenues:
Oil sales	$5,569	$6,944	$13,667	$10,246	$5,729	$16,853	$11,390	$25,068	$16,286	$25,040
Natural gas sales	51	64	618	2,172	743	1,418	1,104	974	1,397	978
Realized loss on derivatives, net	(165)	558	(804)	(669)	(350)	(90)	(87)	(799)	(100)	(875)
Unrealized gain (loss) on derivatives, net	(294)	45	(2,035)	1,679	(147)	(707)	182	9,400	(707)	9,400

Total revenues	5,161	7,611	11,446	13,428	5,975	17,474	12,589	34,643	16,876	34,543

Operating costs and expenses:
Lease operating expenses	2,252	3,429	5,005	5,369	2,431	6,237	4,654	5,951	5,041	5,600
Oil and gas production taxes	407	478	946	631	269	822	522	1,116	797	1,119
Dry holes and abandonments of unproved properties	539	220	—	—	—	1,418	1,053	772	514	772
Geological and geophysical	146	342	1,296	507	—	394	253	171	—	—
Depreciation, depletion and amortization	931	924	1,599	2,293	2,552	5,851	4,743	4,318	3,327	4,128
Accretion of discount on asset retirement obligations	2	35	56	78	58	127	95	55	63	55
General and administrative	1,391	1,805	1,871	1,767	704	982	708	552	982	552
Impairment of proved oil and gas properties	178	—	—	—	9,208	1,886	—	—	1,260	—

Total operating costs and expenses	5,846	7,233	10,773	10,645	15,222	17,717	12,028	12,935	11,984	12,226

Income (loss) from operations	(685)	378	673	2,783	(9,247)	(243)	561	21,708	4,892	22,317

					Mid-Con Energy I, LLC and				Mid-Con Energy
					Mid-Con Energy II, LLC				Partners, LP
					(combined)				Pro Forma
	Mid-Con Energy Corporation				Six Months	Year	Nine Months		Year	Nine Months
	(consolidated)				Ended	Ended	Ended		Ended	Ended
	Year Ended June 30,				December 31,	December 31,	September 30,		December 31,	September 30,
Statement of Operations Data:	2006	2007	2008	2009	2009	2010	2010	2011	2010	2011
							(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)
	(restated)	(restated)	(restated)	(restated)	(restated)				(restated)
						(restated)
Other income (expenses):
Interest income and other	63	126	115	119	35	218	208	160	126	102
Interest expense	(24)	(11)	(3)	(93)	(2)	(98)	(59)	(378)	(1,350)	(1,013)
Gain on sale of assets	—	—	—	—	—	354	354	1,559	—	—
Stock-based compensation	—	—	—	—	—	—	—	(1,671)	—	(1,671)
Other revenue and expenses, net	138	439	108	298	118	847	501	576	—	—
Income tax expense—current	—	—	—	(625)	—	—	—	—
Income tax (expense) benefit—deferred	325	(197)	(261)	502	—	—	—	—	—	—

Net income (loss)	$(183)	$735	$632	$2,984	$(9,096)	$1,078	$1,565	$21,954	$3,668	$19,735

Net income per limited partner unit (basic and diluted)									$	$

Weighted average number of limited partner units outstanding (basic and diluted)

Other Financial Data:
Adjusted EBITDA			$4,471	$3,773	$2,836	$10,593	$6,771	$18,029	$10,763	$17,872
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$(282)	$2,052	$4,221	$10,935	$965	$11,798	$10,269	$14,554
Investing activities	(5,599)	(11,143)	(7,646)	(12,448)	(5,018)	(22,726)	(15,922)	(24,881)
Financing activities	4,918	9,980	147	4,841	(1,164)	10,387	5,133	10,291

				Mid-Con
	Mid-Con Energy I, LLC and			Energy
	Mid-Con Energy II, LLC			Partners, LP
	(combined)			Pro Forma
	As of December 31,		As of September 30,	As of September 30,
Balance Sheet Data:	2009	2010	2011	2011
			(unaudited)	(unaudited)
	(in thousands)
	(restated)	(restated)

Working capital(1)	$2,420	$(1,256)	$6,819	$5,236
Total assets	40,496	56,867	88,682	92,377
Total debt	337	5,513	15,210	45,000
Partners’ capital	36,779	43,072	69,955	43,860

(1)	For 2010, excludes $5.3 million of current maturities under our predecessor’s credit facilities. The maturity date for these facilities was subsequently extended to December 2013.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the “Selected Historical and Pro Forma Financial Data” and the accompanying financial statement and related notes included elsewhere in this prospectus. Unless otherwise indicated, all references to financial or operating data on a pro forma basis give effect to the transactions described under “Prospectus Summary—Formation Transactions and Partnership Structure” and in the unaudited pro forma condensed financial statements included elsewhere in this prospectus.

Overview

We are a Delaware limited partnership formed in July 2011 to own, operate, acquire, exploit and develop producing oil and natural gas properties in North America, with a focus on the Mid-Continent region of the United States. Our management team has significant industry experience, especially with waterflood projects and, as a result, our operations focus primarily on enhancing the development of producing oil properties through waterflooding. Through the continued development of our existing properties and through future acquisitions, we will seek to increase our reserves and production in order to maintain and, over time, increase distributions to our unitholders. Also, in order to enhance the stability of our cash flow for the benefit of our unitholders, we will seek to hedge a significant portion of our production volumes through various commodity derivative contracts.

As of June 30, 2011, our total estimated proved reserves were approximately 7.9 MMBoe, of which approximately 98% were oil and 71% were proved developed, both on a Boe basis. As of June 30, 2011, we operated 98% of our properties and 92% were being produced under waterflood, in each instance on a Boe basis. Our average net production for the month ended June 30, 2011 was approximately 1,248 Boe per day and our total estimated proved reserves had a reserve-to-production ratio of approximately 17 years. Our management team developed approximately two-thirds of our total reserves through new waterflood projects.

How We Evaluate Our Operations

We use a variety of financial and operational metrics to assess the performance of our oil properties, including:

•	Oil and natural gas production volumes;

•	Realized prices on the sale of oil and natural gas, including the effect of our commodity derivative contracts;

•	Lease operating expenses; and

•	Adjusted EBITDA.

Production Volumes

Production volumes directly impact our results of operations. For more information about our production volumes, please read “—Historical Financial and Operating Data.”

The following table presents production volumes for our properties for the years ended June 30, 2008 and 2009, for the six months ended December 31, 2009, for the year ended December 31, 2010, and for the nine months ended September 30, 2011.

			Six Months		Nine Months
			Ended	Year Ended	Ended
	Year Ended June 30,		December 31,	December 31,	September 30,
	2008	2009	2009	2010	2011

Oil (MBbls)	145	153	87	228	278
Natural Gas (MMcf)	86	341	140	191	126

Total (MBoe)	159	210	110	260	299

Average Net Production (Boe/d)	437	575	602	710	1,094

Realized Prices on the Sale of Oil

Factors Affecting the Sales Price of Oil.  The price of oil generally is determined by factors impacting global and regional supply and demand dynamics, such as economic conditions, production levels, weather cycles and other events. Oil prices are also heavily influenced by product quality and location relative to consuming and refining markets. The NYMEX-WTI futures price is a widely used benchmark in the pricing of domestic and imported oil in the United States. The actual prices realized from the sale of oil differ from the quoted NYMEX-WTI price as a result of quality and location differentials.

Quality differentials to NYMEX-WTI prices result from the fact that oil can differ in its molecular makeup, which plays an important part in its refining and subsequent sale as petroleum products. The two primary characteristics that account for quality differentials are: (1) the oil’s American Petroleum Institute, or API, gravity and (2) the oil’s percentage of sulfur content by weight. In general, lighter oil (with higher API gravity) produces a larger number of lighter products, such as gasoline, which have higher resale value, and therefore, normally sells at a higher price than heavier oil. Oil with low sulfur content or “sweet” oil is less expensive to refine and, as a result, normally sells at a higher price than high sulfur-content oil or “sour” oil. The oil produced from our properties is predominately “light sweet” oil.

Location differentials to NYMEX-WTI prices result from variances in transportation costs based on the produced oil’s proximity to the major trading, transportation and refining markets to which it is ultimately delivered. Oil that is produced close to major trading, transportation and refining markets, such as Cushing, Oklahoma, command a higher price because of lower transportation costs as compared to oil that is produced farther from such markets. Consequently, oil that is produced close to major trading, transportation and refining markets normally realizes a higher price (i.e., a lower location differential to NYMEX-WTI).

Sales Contracts.  We currently receive approximately 87% of our total sales revenues from one party, Sunoco Logistics, under two crude oil purchase agreements. We recently entered into a new crude oil purchase contract with Enterprise, which will be effective as of January 1, 2012. We anticipate that, as a result of this new contract, sales to Enterprise will account for a significant portion of our 2012 total sales revenues. We have amended our current purchase contracts with Sunoco Logistics from time to time to add new leases and to modify the pricing terms. Generally, amendments to modify the pricing terms of our agreements with Sunoco Logistics also extend the term of such agreements for six months. If new amendments to our Sunoco Logistics agreements are not entered into at the end of the term provided for in the most recent amendment, the terms of the prior amendment continue on a month-to-month basis until either party terminates on thirty days’ notice. We expect to make similar pricing and term amendments from time-to-time under our new agreement with Enterprise.

The current purchase agreements with Sunoco Logistics and our new agreement with Enterprise all provide a fixed NYMEX-WTI differential for all production from an individual producing lease. Settlement under all of these purchase agreements will occur monthly, with payment being made on or about the 15th of each month for oil delivered during the previous month. The ultimate price per barrel paid to us by Sunoco Logistics and Enterprise will be based on a daily average settling price of the near month NYMEX-WTI light sweet crude oil contract during the month in which the oil is actually delivered, minus the applicable differential.

We will continue to compare the pricing under our crude oil purchase contracts to offers from other purchasers to determine the best price in the relevant market.

Commodity Derivative Contracts.  To better manage oil price fluctuations and achieve more predictable cash flow, we intend to maintain a portfolio covering approximately 50% to 80% of our estimated oil production from proved reserves over a three-to-five year period on a rolling basis. We may from time to time hedge more or less than this approximate range. These instruments limit our exposure to declines in prices, but also limit our upside if prices increase. Because the prices at which we sell a substantial majority of our oil production are determined by the NYMEX-WTI futures price, our derivatives contract pricing strategy is intended to manage and reduce our exposure to NYMEX-WTI price fluctuations, and is not dependent upon or influenced by the portion of our production we sell to any of our customers.

For the years ending December 31, 2011, 2012 and 2013, we have commodity derivative contracts covering approximately 43%, 66% and 40%, respectively, of our estimated oil production from proved reserves as of June 30, 2011. All of our derivative contracts for 2012 and 2013 are either swaps with fixed settlements or collars. The weighted average minimum prices on all of our derivative contracts for 2012 and 2013 are $101.17 and $100.14, respectively. A “collar” is a combination of a put option we purchase and a call option we sell. The put option portion of a collar is also referred to as a “floor.” A floor establishes a minimum average sale price for future oil production. In 2012, we have collars with a floor of $100.00 and swaps with fixed price settlements ranging from $100.97 to $104.28 covering approximately 13% and 53%, respectively, of our total proved estimated oil production. In 2013, we have collars with a floor of $100.00 and swaps with fixed price settlements ranging from $96.00 to $105.80 covering 12% and 28%, respectively, of our total proved estimated oil production. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Derivative Contracts.”

The following table reflects, with respect to our existing commodity derivative contracts, the volumes our production covered by commodity derivative contracts and the average prices at which the production will be hedged:

	Year Ended December 31,
	2011	2012	2013

Oil Derivative Contracts:
Swap Contracts:
Volume (Bbls/d)	554	789	460
Weighted Average NYMEX-WTI price per Bbl	$91.22	$101.47	$100.20

Put/Call Option Contracts (Collars):
Volume (Bbls/d)		197	197
Weighted Average NYMEX-WTI price per Bbl		$100 – $117	$100 – $111

Lease Operating Expenses

Lease operating expenses are the costs incurred in the operation of producing properties and workover costs. Expenses for utilities, direct labor, water injection and disposal, and materials and supplies comprise the most significant portion of our lease operating expenses. Lease operating expenses do not include general and administrative costs, but do include ad valorem taxes. Certain items, such as direct labor and materials and supplies, generally remain relatively fixed across broad production volume ranges, but can fluctuate depending on activities performed during a specific period. For instance, repairs to our pumping equipment or surface facilities result in increased lease operating expenses during the time which they are performed.

A majority of our operating cost components are variable and increase or decrease as the level of produced hydrocarbons and water increases or decreases. For example, we incur power costs in connection with various production related activities such as pumping to recover oil, separation and treatment of water produced in connection with our oil production, and re-injection of water into the oil producing formation to maintain reservoir pressure. As these costs are driven not only by volumes of oil produced but also volumes of water produced, fields that have a high percentage of water production relative to oil production, also known as a high water cut, will experience higher power costs for each barrel of oil produced. Since a majority of our oil is produced from waterflooding, the amount of water produced will increase for a given volume of oil production over the life of these fields. In newly implemented waterflood projects, per unit lifting costs increase early in the life of the project due to production losses associated with the conversion of producing wells to water injection and the additional cost of injecting water. Once production response to injection occurs, the per unit lease operating expenses will begin to decrease as absolute costs remain relatively stable and production rates increase.

An example of decreasing per unit lease operating expenses is our Highlands Unit, where operating costs increased on an absolute basis during the twelve months ended September 30, 2011. During the same twelve month period, per unit lease operating expenses for our Highlands Unit decreased from approximately $30.02 per Boe to $7.88 per Boe as production increased due to ongoing response to waterflooding and development drilling. After a waterflood project has reached peak production, the water cut will usually increase, resulting in the production of each barrel of oil becoming more expensive until, at some point, additional production becomes uneconomic.

We typically evaluate our lease operating expenses on a per Boe basis. This allows us to monitor these costs in certain fields and geographic areas to identify trends and to benchmark against other producers. For mature waterflood projects, total lease operating expenses may remain relatively stable, but due to production declines, lease operating expenses will generally increase on a per Boe basis. We believe that one of our areas of core expertise lies in reducing per unit lease operating expenses for mature high water cut waterfloods. We monitor our operations to ensure that we are incurring operating costs at the optimal level relative to our production. Accordingly, we monitor our lease operating expenses and operating costs per well to determine if any wells or properties should be shut in, recompleted or sold.

Adjusted EBITDA

We define Adjusted EBITDA as net income (loss):

•	Plus

•	income tax expense (benefit), if any;

•	interest expense;

•	depreciation, depletion and amortization;

•	accretion of discount on asset retirement obligations;

•	unrealized losses on commodity derivative contracts;

•	impairment expenses;

•	dry hole costs and abandonment of unproved properties;

•	stock-based compensation; and

•	loss on sale of assets;

•	Less

•	interest income;

•	unrealized gains on commodity derivative contracts; and

•	gain on sale of assets.

Adjusted EBITDA is used as a supplemental financial measure by our management and by external users of our financial statements, such as industry analysts, investors, lenders, rating agencies and others, to assess:

•	the cash flow generated by our assets, without regard to financing methods, capital structure or historical cost basis; and

•	our ability to incur and service debt and fund capital expenditures.

Adjusted EBITDA should not be considered an alternative to net income, operating income, net cash provided by operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of another company because all companies may not calculate Adjusted EBITDA in the same manner. For further discussion of the non-GAAP financial measure Adjusted EBITDA, please read “Prospectus Summary—Non-GAAP Financial Measures.”

Outlook

Beginning in the second half of 2008, the United States and other industrialized countries experienced a significant economic slowdown, which led to a substantial decline in worldwide energy demand. While oil prices have steadily increased since the second quarter of 2009, the outlook and timing for a worldwide economic recovery remains uncertain for the foreseeable future. As a result, it is likely that commodity prices will continue to be volatile. Sustained periods of low prices for oil could materially and adversely affect our financial position, our results of operations, the quantities of oil reserves that we can economically produce and our access to capital.

Our business faces the challenge of natural production declines. As initial reservoir pressures are depleted, oil production from a given well or formation decreases. Although our waterflood operations tend to restore reservoir pressure and production, once a waterflood is fully effected, production, once again, begins to decline. Our future growth will depend on our ability to continue to add reserves in excess of our production. We plan to maintain our focus primarily on adding reserves through improving the economics of producing oil from our existing fields and, secondarily, through acquisitions of additional proved reserves. We expect that acquisition opportunities may come from the Mid-Con Affiliates and also from unrelated third parties. Our ability to add reserves through exploitation projects and acquisitions is dependent upon many factors, including our ability to raise capital, obtain regulatory approvals, procure contract drilling rigs and personnel, and successfully identify and close acquisitions.

Historical Financial and Operating Data

The following table sets forth selected historical combined financial and operating data of our predecessor and unaudited pro forma financial and operating data for the periods presented. The following table should be read in conjunction with “Selected Historical and Pro Forma Financial Data.”

			Mid-Con Energy I, LLC and Mid-Con Energy II, LLC (combined)
	Mid-Con Energy Corporation		Six Months	Year	Nine Months
	(consolidated)		Ended	Ended	Ended
	Year Ended June 30,		December 31,	December 31,	September 30,
	2008	2009	2009	2010	2010	2011
					(unaudited)
	(restated)	(restated)	(restated)	(restated)
Revenues (in thousands):
Oil sales	$13,667	$10,246	$5,729	$16,853	$11,390	$25,068
Natural gas sales	618	2,172	743	1,418	1,104	974
Realized gain (loss) on derivatives, net	(804)	(669)	(350)	(90)	(87)	(799)
Unrealized gain (loss) on derivatives, net	(2,035)	1,679	(147)	(707)	182	9,400

Total Revenues	$11,446	$13,428	$5,975	$17,474	$12,589	$34,643

Expenses (in thousands):
Lease operating expense	$5,005	$5,369	$2,431	$6,237	$4,654	$5,951
Oil and gas production taxes	946	631	269	822	522	1,116
Dry holes and abandonments of unproved properties	—	—	—	1,418	1,053	772
Depreciation, depletion and amortization(1)	1,465	2,103	2,357	5,204	4,076	3,979
General and administrative	1,871	1,767	704	982	708	552
Impairment of proved oil and gas properties	—	—	9,208	1,886	—	—
Interest expense	3	93	2	98	59	378
Production:
Oil (MBbls)	145	153	87	228	159	278
Natural gas (MMcf)	86	341	140	191	148	126
Total (MBoe)	159	210	110	260	184	299
Average net production (Boe/d)	437	575	602	710	674	1,094
Average sales price:
Oil (per Bbl):
Sales price	$94.20	$66.87	$66.11	$74.07	$71.53	$90.31
Effect of realized commodity derivative instruments	$(5.54)	$(4.37)	$(4.04)	$0.40	$(0.55)	$(2.88)
Realized price	$88.66	$62.50	$62.06	$73.67	$70.99	$87.44
Natural gas (per Mcf):
Sales price(2)	$7.17	$6.37	$5.33	$7.44	$7.44	$7.72
Average unit costs per Boe:
Lease operating expenses	$31.39	$25.56	$22.11	$24.05	$25.30	$19.93
Oil and gas production taxes	$5.93	$3.00	$2.45	$3.17	$2.84	$3.74
General and administrative expenses	$11.73	$8.41	$6.40	$3.79	$3.85	$1.85
Depreciation, depletion and amortization	$9.21	$10.01	$21.43	$20.07	$22.16	$13.33

(1)	Depreciation, depletion, and amortization expenses for this table only represent the depletion expenses for the producing properties.

(2)	Natural gas sales price per Mcf includes the sale of natural gas liquids.

Results of Operations

The historical financial statements have been restated to correct errors discovered in the calculation of depreciation, depletion, and amortization and impairment of proved properties for all periods prior to September 30, 2011, as well as the expensing of certain geological and geophysical costs by Mid-Con Energy I, LLC for the six months ended December 31, 2009.

Factors Impacting the Comparability of Our Financial Results

The comparability of our future results of operations to our historical results of operations and the comparability of our historical results of operations among the periods presented may be impacted by:

•	The drilling of 35 wells in 2010 and 43 wells in 2011 on our properties in Oklahoma;

•	Our sale to the Mid-Con Affiliates on June 30, 2011 of certain properties representing approximately 1% of our proved reserves by value, as calculated using the standardized measure, as of June 30, 2011, and certain subsidiaries that do not own oil and natural gas reserves, including Mid-Con Energy Operating, to the Mid-Con Affiliates for aggregate consideration of $7.5 million;

•	Our acquisition of the War Party I and II Units for a purchase price of $7.2 million on June 30, 2011, which together represented approximately 7.2% of our total estimated proved reserves on a Boe basis as of that date;

•	The acquisition of interests in various properties located in Oklahoma for an aggregate purchase price of approximately $6.5 million throughout the year in 2010;

•	The unitization of the Ardmore and Twin Forks Units in January 2009 and the Highlands Unit in June 2008; and

•	The reorganization of Mid-Con Energy Corporation into two limited liability companies in June 2009, which eliminated our corporate tax expense, and in connection therewith, the change in our fiscal year end from June 30 to December 31.

Nine Months Ended September 30, 2011 Compared to Nine Months Ended September 30, 2010

Sales Revenues.  Revenues from oil and natural gas sales for the nine months ended September 30, 2011 were approximately $25.1 million as compared to $11.4 million for the nine months ended September 30, 2010. The increase in revenues was primarily due to an increase in daily oil production and higher sales prices during the nine months ended September 30, 2011.

Our production volumes for the nine months ended September 30, 2011 were 299 MBoe, or 1,094 Boe per day. In comparison, our production volumes for the nine months ended September 30, 2010 were 184 MBoe, or 674 Boe per day. The increase in production volumes was primarily due to ongoing waterflood response and the drilling programs in our Oklahoma waterflood units. Our average sales price per barrel for oil, excluding commodity derivative contracts, for the nine months ended September 30, 2011 was $90.31, compared with $71.53 for the nine months ended September 30, 2010.

Effects of Commodity Derivative Contracts.  Due to changes in commodity prices, we recorded a net gain from our commodity hedging program for the nine months ended September 30, 2011 of approximately $8.6 million, which was composed of a realized loss of $0.8 million and an unrealized gain of $9.4 million. For the nine months ended September 30, 2010, we recorded a net gain from our commodity hedging program of approximately $0.1 million, which was composed of a realized loss of $0.1 million and an unrealized gain of $0.2 million.

Lease Operating Expenses.  Our lease operating expenses were $6.0 million for the nine months ended September 30, 2011, or $19.93 per Boe, compared to $4.7 million for the nine months ended September 30, 2010, or $25.30 per Boe. The increase in total lease operating expenses during the nine months ended September 30, 2011 was primarily due to the increase in production and the increase in the number of wells producing. The decrease in lease operating expenses per Boe was due to the increased production for the nine months ended September 30, 2011. Ad valorem taxes are also reflected in lease operating expenses. Ad valorem taxes are levied on our properties in Colorado and are calculated as a percentage of our oil and natural gas revenues, excluding the effects of our commodity derivative contracts, and a percentage of production equipment value.

Production Taxes.  Our production taxes were $1.1 million for the nine months ended September 30, 2011, or $3.74 per Boe for an effective tax rate of 4.3%, compared to $0.5 million for the nine months ended September 30, 2010, or $2.84 per Boe for an effective tax rate of 4.2%. The increase in production taxes during the nine months ended September 30, 2011 was primarily due to the increase in the realized average oil sales price. Production taxes are calculated as a percentage of our oil and natural gas revenues, excluding the effects of our commodity derivative contracts. Although the State of Oklahoma, where most of our properties are located, currently imposes a production tax of 7.2% for oil and natural gas properties and an excise tax of 0.095%, a portion of our wells in Oklahoma currently receive a reduced rate due to the Enhanced Recovery Project Gross Production Tax Exemption.

Depreciation, Depletion and Amortization Expenses.  Our depreciation, depletion and amortization expenses for the nine months ended September 30, 2011 were $4.0 million, or $13.33 per Boe produced, compared to $4.1 million, or $22.16 per Boe produced, for the nine months ended September 30, 2010. The decrease in the depreciation, depletion and amortization expenses on an overall and on a per Boe produced basis was primarily due to the substantial increase in proved developed reserves estimated at September 30, 2011.

Impairment of Oil and Natural Gas Properties.  There was no impairment charge for both the nine months ended September 30, 2011 and 2010.

General and Administrative Expenses.  Our general and administrative expenses were approximately $0.6 million for the nine months ended September 30, 2011, or $1.85 per Boe produced compared to $0.7 million for the nine months ended September 30, 2010 or $3.85 per Boe produced. The decrease in general and administrative expenses for the nine months ended September 30, 2011 was primarily due to increased affiliate subsidiary activity resulting in the subsidiaries receiving a greater portion of the general and administrative expenses.

Interest Expense.  Our interest expense for the nine months ended September 30, 2011 was $0.4 million, compared to $59,000 for the nine months ended September 30, 2010. The increase was due to increased borrowings on our credit facilities for capital expenditures and acquisitions.

Year Ended December 31, 2010 Compared to Six Months Ended December 31, 2009

Sales Revenues.  Revenues from oil and natural gas sales for the year ended December 31, 2010 were approximately $18.3 million as compared to $6.5 million for the six months ended December 31, 2009. The increase in revenues was primarily due to an increase in oil production and an increase in the average oil and natural gas price during the twelve months ended December 31, 2010.

Our production volumes for the twelve months ended December 31, 2010 were 260 MBoe, or 710 Boe per day. In comparison, our production volumes for the six months ended December 31, 2009 were 110 MBoe, or 602 Boe per day. The increase in production volumes was primarily due to the drilling programs in our waterflood units and the acquisitions of interests in various properties located in Oklahoma. Our average sales price per barrel for oil, excluding commodity derivative contracts, for the year ended December 31, 2010 was $74.07, compared with $66.11 for the six months ended December 31, 2009.

Effects of Commodity Derivative Contracts.  Due to changes in commodity prices, we recorded a net loss from our commodity hedging program for the year ended December 31, 2010 of approximately $0.8 million, which is composed of a realized loss of $0.1 million and an unrealized loss of $0.7 million. For the six months ended December 31, 2009, we recorded a net loss from the commodity hedging program of approximately $0.5 million, which is composed of a realized loss of $0.4 million and an unrealized loss of $0.1 million.

Lease Operating Expenses.  Our lease operating expenses were $6.2 million for the year ended December 31, 2010, or $24.05 per Boe, compared to $2.4 million for the six months ended December 31, 2009, or $22.11 per Boe. The increase in lease operating expenses, on both a total and per Boe basis, was primarily due to the increase in production and the increase in the number of wells drilled and used for injection during the twelve months ended December 31, 2010. Ad valorem taxes are also reflected in lease operating expenses.

Production Taxes.  Our production taxes were $0.8 million for the year ended December 31, 2010, or $3.17 per Boe for an effective tax rate of 4.5%, compared to $0.3 million for the six months ended December 31, 2009, or $2.45 per Boe for an effective tax rate of 4.2%. The increase in production taxes during the year ended December 31, 2010 was primarily due to the increase in the realized average oil sales price. The increase in the effective tax rate was due to increased production from certain of our Oklahoma properties that do not qualify for reduced tax rates.

Depreciation, Depletion and Amortization Expenses.  Our depreciation, depletion and amortization expenses for the year ended December 31, 2010 were $5.2 million, or $20.07 per Boe produced, compared to $2.4 million, or $21.43 per Boe produced, for the six months ended December 31, 2009. The decrease per Boe produced was primarily due to an increase in proved developed reserves during the year ended December 31, 2010.

Impairment of Oil and Natural Gas Properties.  An impairment of $1.9 million was required during the year ended December 31, 2010 due to a decline in reserve estimates for certain producing properties. An impairment expense of $9.2 million was also recorded for the six months ended December 31, 2009 due to a decline in reserve estimates for certain producing properties.

General and Administrative Expenses.  Our general and administrative expenses were approximately $1.0 million for the year ended December 31, 2010, or $3.79 per Boe produced, compared to $0.7 million of general and administrative expenses for the six months ended December 31, 2009, or $6.40 per Boe produced. The decrease in general and administrative expenses per Boe in the year ended December 31, 2010 was primarily due to increased affiliate subsidiary activity resulting in the subsidiaries receiving a greater allocation of the overall general and administrative expenses.

Interest Expense.  Our interest expense for the year ended December 31, 2010 was $98,000 compared to $2,000 for the six months ended December 31, 2009. The increase is attributable to an increase in borrowings from our credit facilities due to capital expenditures and acquisitions.

Six Months Ended December 31, 2009 Compared to Year Ended June 30, 2009

Sales Revenues.  Revenues from oil and natural gas sales for the six months ended December 31, 2009 were approximately $6.5 million as compared to $12.4 million for the twelve months ended June 30, 2009.

Our production volumes for the six months ended December 31, 2009 were 110 MBoe, or 602 Boe per day. In comparison, our production volumes for the year ended June 30, 2009 were 210 MBoe, or 575 Boe per day. The increase in production in Boe per day was due to an increase in oil production partially offset by a decline in natural gas production. Our average sales price per barrel for oil, excluding commodity derivative contracts, for the six months ended December 31, 2009 was $66.11 compared with $66.87 for the year ended June 30, 2009.

Effects of Commodity Derivative Contracts.  Due to changes in commodity prices, we recorded a net loss from the commodity hedging program for the six months ended December 31, 2009 of approximately $0.5 million, which was composed of a realized loss of $0.4 million and an unrealized loss of $0.1 million. For the year ended June 30, 2009, we recorded realized net gain from the commodity hedging program of approximately $1.0 million, which was composed of $0.7 million of realized loss and an unrealized gain of $1.7 million.

Lease Operating Expenses.  Our lease operating expenses were $2.4 million, or $22.11 per Boe produced for the six months ended December 31, 2009 compared to approximately $5.4 million, or $25.56 per Boe produced for the year ended June 30, 2009. The decrease in lease operating expenses per Boe was attributable to an increase in production.

Production Taxes.  Our production taxes were $0.3 million for the six months ended December 31, 2009, or $2.45 per Boe for an effective tax rate of 4.2%, compared to $0.6 million for the year ended June 30, 2009, or $3.00 per Boe for an effective tax rate of 5.1%. The decrease in production taxes on a per unit basis during the year ended December 31, 2009 was primarily due to a decrease in the effective tax rate. The decrease in the effective tax rate was due to increased production from certain of our Oklahoma properties that qualify for reduced tax rates.

Depreciation, Depletion and Amortization Expenses.  Our depreciation, depletion and amortization expenses for the six months ended December 31, 2009 were $2.4 million, or $21.43 per Boe produced, as compared to $2.1 million, or $10.01 per Boe produced, for the year ended, June 30, 2009. The increase per Boe produced for the six months ended December 31, 2009 was primarily due to a decrease in reserve estimates on a total basis for some of our non-performing properties.

Impairment of Oil and Natural Gas Properties.  An impairment of $9.2 million was required during the six months ended December 31, 2009 due to a decline in reserve estimates for certain producing properties. There were no impairment charges for the year ended June 30, 2009.

General and Administrative Expenses.  Our general and administrative expenses were approximately $0.7 million for the six months ended December 31, 2009, or $6.40 per Boe produced, compared to $1.8 million of general and administrative expenses for the year ended June 30, 2009 or $8.41 per Boe produced. The decrease in general and administrative expenses per Boe produced was primarily due to an increase in production.

Interest Expense.  Our interest expense for the six months ended December 31, 2009 was $2,000 compared to $93,000 for the year ended June 30, 2009. The decrease is attributable to reduced debt resulting from a capital contribution during the six months ended December 31, 2009.

Year Ended June 30, 2009 Compared to Year Ended June 30, 2008

Sales Revenues.  Revenues from oil and natural gas sales for the year ended June 30, 2009 were approximately $12.4 million compared to $14.3 million for the year ended June 30, 2008. The decrease in revenue was attributable to the sharp decline in oil prices beginning October 2008, offset by an increase in natural gas sales of approximately $1.6 million for the year ended June 30, 2009.

Our production volumes for the year ended June 30, 2009 were 210 MBoe, or 575 Boe per day. In comparison, the production volumes for the year ended June 30, 2008 were 159 MBoe, or 437 Boe per day. The increase in overall volumes was primarily due to the response from our Battle Springs waterflood unit in Southern Oklahoma and the increase of gas production due to the drilling of gas wells in Oklahoma. Our average sales price per barrel of oil, excluding commodity derivative contracts, for the year ended June 30, 2009 was $66.87, compared with $94.20 for the year ended June 30, 2008.

Effects of Commodity Derivative Contracts.  Due to changes in commodity prices, we recorded a net gain from the commodity hedging program for the year ended June 30, 2009 of approximately $1.0 million, which was composed of a realized loss of $0.7 million and an unrealized gain of $1.7 million. For the year ended June 30, 2008, we recorded a net loss from the commodity hedging program of approximately $2.8 million, which was composed of a realized loss of approximately $0.8 million and an unrealized loss of approximately $2.0 million.

Lease Operating Expenses.  Our lease operating expenses were $5.4 million for the year ended June 30, 2009, or $25.56 per Boe, compared to $5.0 million for the year ended June 30, 2008, or $31.39 per Boe. The decrease in lease operating expenses per Boe during the year ended June 30, 2009 was primarily due to an increase in production.

Production Taxes.  Our production taxes were $0.6 million for the year ended June 30, 2009, or $3.00 per Boe for an effective tax rate of 5.1%, compared to $0.9 million for the year ended June 30, 2008, or $5.93 per Boe for an effective tax rate of 6.6%. The decrease in production taxes on a per unit basis during the year ended June 30, 2009 was due to a decrease in the realized average oil sales price and a decrease in the effective tax rate. The decrease in the effective tax rate was due to increased production from certain of our Oklahoma properties that qualify for reduced tax rates.

Depreciation, Depletion and Amortization Expenses.  Our depreciation, depletion and amortization expenses increased to approximately $2.1 million, or $10.01 per Boe produced for the year ended June 30, 2009 compared to approximately $1.5 million, or $9.21 per Boe produced for the year ended June 30, 2008. The increase is due to an increase in production.

Impairment of Oil and Natural Gas Properties.  There were no impairment charges in the years ended June 30, 2009 and 2008, respectively.

General and Administrative Expenses.  Our general and administrative expenses decreased to approximately $1.8 million, or $8.41 per Boe produced, in the year ended June 30, 2009 from approximately $1.9 million, or $11.73 per Boe produced, in the year ended June 30, 2008.

Interest Expense.  Our interest expense for the year ended June 30, 2009 was approximately $93,000 compared to approximately $3,000 for the year ended June 30, 2008. The increase was due to increased borrowings on our credit facilities for capital expenditures and acquisitions.

Liquidity and Capital Resources

Historically, our primary sources of liquidity and capital resources have been proceeds from capital contributions from Yorktown, bank borrowings, and cash flow from operations. Our primary uses of capital have been for the acquisition, development and drilling of waterflood units.

After the consummation of this offering, as a publicly traded partnership, we expect that our primary sources of liquidity and capital resources will be cash flow generated by operating activities and borrowings under our new credit facility that we will enter into concurrently with the closing of this offering. We also expect to be able to issue additional equity and debt securities from time to time as market conditions allow. Our partnership agreement requires that we distribute all of our available cash (as defined in the partnership agreement) to our unitholders and the general partner. In making cash distributions, our general partner will attempt to avoid large variations in the amount we distribute from quarter to quarter. In order to facilitate this, our partnership agreement will permit our general partner to establish cash reserves to be used to pay distributions for any one or more of the next four quarters.

In addition, our partnership agreement permits us to borrow funds to make distributions to our unitholders. We may borrow to make distributions to our unitholders, for example, in circumstances where we believe that the distribution level is sustainable over the long-term, but short-term factors have caused available cash from operations to be insufficient to sustain our level of distributions. For example, we plan to hedge a significant portion of our production. We generally will be required to settle our commodity hedge derivatives within five days of the end of the month. As is typical in the oil and gas industry, we do not generally receive the proceeds from the sale of our hedged production until 20 to 60 days following the end of the month. As a result, when commodity prices increase above the fixed price in the derivative contracts, we will be required to pay the derivative counterparty the difference between the fixed price in the derivative contract and the market price before we receive the proceeds from the sale of the hedged production. If this occurs, we may borrow to fund our distributions.

Cash Flow

Net cash provided by operating activities was approximately $11.8 million, $10.9 million, $4.2 million, $14.6 million, $10.3 million and $0.1 million for the twelve months ended December 31, 2010, June 30, 2009 and June 30, 2008 and for the nine months ended September 30, 2011 and September 30, 2010 and for the six months ended December 31, 2009, respectively. Our revenues increased significantly for the year ended December 31, 2010 and for the nine month period ended September 30, 2011 compared to prior periods, primarily due to increased production, favorable commodity pricing, our successful exploitation of our proved reserves, our ability to reduce our per unit operating expenses and our successful acquisition activity and, therefore, our net cash provided by operating activities increased during the same period. Cash provided by operating activities is impacted by the prices received for oil and natural gas and levels of production volumes. Our production volumes in the future will in large part be dependent upon the results of past waterflood development activities and results of future capital expenditures. Our future levels of capital expenditures may vary due to many factors, including development and drilling results, oil and natural gas prices, industry conditions, prices and availability of goods and services and the extent to which proved properties are acquired.

Net cash used in investing activities was approximately $22.7 million, $12.4 million, $7.6 million, $24.9 million, $15.9 million and $5.0 million for the twelve months ended December 31, 2010, June 30, 2009, June 30, 2008 and for the nine months ended September 30, 2011 and September 30, 2010 and for the six months ended December 31, 2009, respectively. The increased amount of cash used in investing activities for the year ended December 31, 2010 and nine months ended September 30, 2011 compared to corresponding twelve and nine month prior periods was primarily due to the increased waterflood development activities in Southern Oklahoma, including the in-field drilling in these units and acquisition of interest in oil properties.

Net cash provided by (used in) financing activities was approximately $10.4 million, $4.8 million, $0.1 million, $10.3 million, $5.1 million and ($1.2 million) for the twelve months ended December 31, 2010, June 30, 2009 and June 30, 2008 and for the nine months ended September 30, 2011 and September 30, 2010 and for the six months ended December 31, 2009, respectively. For the year ended December 31, 2010 and the nine months ended September 30, 2011, cash flow from financing activities was provided from borrowings under our credit facilities. For the year ended December 31, 2010, the cash provided by financing activities primarily related to $10.0 million of capital contributions, $5.3 million from borrowings and was used to fund a $4.7 million distribution to certain members. For the six months ended December 31, 2009, net cash provided by financing activities was used to fund a $1.5 million distribution to our members. For the twelve months ended June 30, 2009 the cash provided by financing activities primarily related to $5.0 million of capital contributions.

Working Capital

Our working capital totaled $6.8 million, ($1.3 million), and $2.4 million at September 30, 2011, December 31, 2010, and December 31, 2009, respectively. Our cash balances at September 30, 2011, December 31, 2010, and December 31, 2009 were $0.2 million, $0.2 million, and $0.8 million, respectively. The negative working capital at December 31, 2010 was directly related to accrued expenses for our drilling program and the accrued unrealized loss on our commodity derivative contracts. In addition, the working capital amount at December 31, 2010 excludes $5.3 million of current maturities under our existing credit facilities. The maturity date for these facilities was subsequently extended to December 2013; they will be repaid in full with proceeds from this offering.

Capital Expenditures

Maintenance capital expenditures are capital expenditures that we expect to make on an ongoing basis to maintain our waterflood operations over the long-term. Our maintenance capital expenditures are intended to maintain the appropriate injection, reservoir pressure and resulting production response. While our maintenance capital expenditures will be focused on maintaining our existing production, they could also create production increases as well. We estimate that maintenance capital expenditures will average approximately $5.0 million per year through the next five years.

Growth capital expenditures are capital expenditures that we expect to make to either develop new waterfloods or add primary production through newly initiated development programs. The primary purpose of growth capital expenditures is to acquire, develop and produce assets that will allow us to increase our production levels and asset base in a manner that is expected to be accretive to our unitholders and, as a result, increase our distributions per unit. Growth capital expenditures on existing properties may include projects such as drilling new injection wells or producing wells on our existing waterflood projects which are at an early stage of development. Growth capital expenditures may also include acquisitions of additional oil and gas properties, including new producing wells that are either in the primary stage of production or in the secondary stage of production but which we believe have upside potential. Although we intend to make acquisitions in the future, including potential acquisitions of producing properties from the Mid-Con Affiliates, we currently have no budgeted growth capital expenditures related to acquisitions, as we cannot be certain that we will be able to identify attractive properties or, if identified, that we will be able to negotiate acceptable purchase contracts.

We generally plan to use cash flow from operations to fund our maintenance capital expenditures. We plan primarily to use external financing sources, including borrowings under our new credit facility and the issuance of debt and equity securities, to make growth capital expenditures. Because our proved reserves and production are expected to decline over time, we will need to continue the development of our existing reserves and/or make acquisitions to maintain and grow our distributions to unitholders over time.

If cash flow from operations does not meet our expectations, we may reduce our level of capital expenditures, reduce distributions to our unitholders, and/or fund a portion of our capital expenditures using borrowings under our credit facility, issuances of debt and equity securities or from other sources, such as asset sales. We cannot be certain that budgeted capital will be available on acceptable terms or at all. The covenants in our credit facility could limit our ability to incur additional indebtedness. If we are unable to obtain funds when needed or on acceptable terms, we may not be able to make growth capital expenditures or even fund the capital expenditures necessary to maintain our production or proved reserves.

The amount and timing of our capital expenditures are largely discretionary and within our control. If oil and natural gas prices decline below levels we deem acceptable, we may defer a portion of our planned capital expenditures until later periods. Accordingly, we routinely monitor and adjust our capital expenditures in response to changes in oil and natural gas prices, drilling and acquisition costs, industry conditions and internally generated cash flow. Matters outside of our control that could affect the timing of our expenditures include obtaining required permits and approvals in a timely manner and the availability of rigs and labor crews. Based on our current oil and natural gas price expectations, we anticipate that our cash flow from operations and available borrowing capacity under our new credit facility will exceed our planned capital expenditures and other cash requirements for the twelve months ending December 31, 2012. However, future cash flow is subject to a number of variables, including the level of our oil and natural gas production and the prices we receive for our oil and natural gas production. We cannot be certain that our operations and other capital resources will provide cash in amounts that are sufficient to maintain our planned levels of capital expenditures.

New Credit Facility

Concurrently with the closing of this offering, we, as guarantor, our wholly owned subsidiary, Mid-Con Energy Properties, as borrower, and any other future subsidiaries of Mid-Con Energy Properties, as guarantors, will enter into a new senior secured revolving credit facility. The new credit facility will be a five-year, $250.0 million revolving credit facility with an expected initial borrowing base of $75.0 million.

Our new credit facility will be reserve-based, and thus we will be permitted to borrow under our new credit facility in an amount up to the borrowing base, which is primarily based on the estimated value of our oil and and natural gas properties and our commodity derivative contracts as determined semi-annually by our lenders in their sole discretion. Our borrowing base will be subject to redetermination on a semi-annual basis based on an engineering report with respect to our estimated oil and natural gas reserves, which will take into account the prevailing oil and natural gas prices at such time, as adjusted for the impact of our commodity derivative contracts, and other factors. Unanimous approval by the lenders will be required for any increase to the borrowing base. In the future, we may be unable to access sufficient capital under our new credit facility as a result of (i) a decrease in our borrowing base due to a subsequent borrowing base redetermination or (ii) an unwillingness or inability on the part of our lenders to meet their funding obligations.

A future decline in commodity prices could result in a redetermination that lowers our borrowing base in the future and, in such case, we could be required to repay any indebtedness in excess of the borrowing base, or we could be required to pledge other oil and natural gas properties as additional collateral. We do not anticipate having any substantial unpledged properties, and we may not have the financial resources in the future to make any mandatory principal prepayments required under our new credit facility. Additionally, we will not be able to pay distributions to our unitholders in any such quarter in the event there exists a borrowing base deficiency or an event of default either before or after giving effect to such distribution or we are not in pro forma compliance with the credit facility after giving effect to such distribution.

Borrowings under the new credit facility will be secured by liens on not less than 80% of the value of our oil and natural gas properties, as calculated using the standardized measure, and all of our equity interests in Mid-Con Energy Properties and any future guarantor subsidiaries and all of our other assets including personal property. Additionally, borrowings under the new credit facility will bear interest, at our option, at either (i) the greater of the prime rate of the administrative agent, the federal funds effective rate plus 0.50%, and the one month adjusted LIBOR plus 1.0%, all of which would be subject to a margin that varies from 0.75% to 1.75% per annum according to the borrowing base usage (which is the ratio of outstanding borrowings and letters of credit to the borrowing base then in effect), or (ii) the applicable LIBOR plus a margin that varies from 1.75% to 2.75% per annum according to the borrowing base usage. The unused portion of the borrowing base will be subject to a commitment fee that varies from 0.375% to 0.50% per annum according to the borrowing base usage.

Our new credit facility will require maintenance of a ratio of Consolidated Funded Indebtedness to Consolidated EBITDAX (as each term is defined in the new credit facility), which we refer to as the leverage ratio, of not more than 4.0 to 1.0x, and a ratio of consolidated current assets to consolidated current liabilities, which we refer to as the current ratio, of not less than 1.0 to 1.0x.

Additionally, the new credit facility will contain various covenants and restrictive provisions which limit our ability to incur additional debt, guarantees or liens; consolidate, merge or transfer or dispose of any of our material assets; make certain investments, acquisitions or other restricted payments; modify certain material agreements; engage in certain types of transactions with affiliates; incur commodity hedges exceeding a certain percentage of our production; and prepay certain indebtedness.

Events of default under the credit facility shall include, but not be limited to, failure to make payments when due; breach of covenants (some after applicable cure periods); default under any other material debt instrument; our general partner ceases to be our general partner; change of control; bankruptcy or other insolvency event; and certain material adverse effects on our business.

If we fail to perform our obligations under these and other covenants, the revolving credit commitments could be terminated and any outstanding indebtedness under the new credit facility, together with accrued interest, could be declared immediately due and payable.

Derivative Contracts

For the years ending December 31, 2011, 2012 and 2013, we have commodity derivative contracts covering approximately 43%, 66% and 40%, respectively, of our estimated oil production from proved reserves as of June 30, 2011.

The following table summarizes, for the periods indicated, our oil swaps and put/call options, or “collars,” through December 31, 2013. These transactions are settled based upon the NYMEX-WTI price of oil.

		Weighted
Term	Type of Derivative	Average ($/Bbl)	Bbls/d

2011	Swaps	$91.22	554
2012	Swaps	$101.47	789
2012	Put/Call (Collars)	$100 – $117	197
2013	Swaps	$100.20	460
2013	Put/Call (Collars)	$100 – $111	197

We intend to enter into commodity derivative contracts at times and on terms designed to maintain, over the long-term, a portfolio covering approximately 50% to 80% of our estimated oil production from proved reserves over a three-to-five year period at any given point in time. We intend to enter into additional commodity derivative contracts in connection with material increases in our estimated production and at times when we believe market conditions or other circumstances suggest that it is prudent to do so as opposed to entering into commodity derivative contracts at predetermined times or on prescribed terms. Additionally, we may take advantage of opportunities to modify our commodity derivative portfolio to change the percentage of our hedged production volumes or the duration of our hedge contracts when circumstances suggest that it is prudent to do so. These instruments limit our exposure to declines in prices, but also limit the benefits if prices increase. We do not specifically designate commodity derivative contracts as cash flow hedges; therefore, the mark-to-market adjustment reflecting the change in the unrealized gains or losses on these contracts is recorded in current period earnings. When prices for oil are volatile, a significant portion of the effect of our hedging activities consists of non-cash income or expenses due to changes in the fair value of our commodity derivative contracts. Realized gains or losses only arise from payments made or received on monthly settlements or if a commodity derivative contract is terminated prior to its expiration.

Contractual Obligations

A summary of our contractual obligations as of September 30, 2011 is provided in the following table.

	Obligations Due in Period
	(in thousands)
Contractual Obligation	2011	2012	2013	2014	2015	Thereafter	Total

Long-term debt	$—	$—	$15,210	$—	$—	$—	$15,210
Interest on long-term debt(1)	$152	$608	$608	—	—	—	$1,368
Office lease	$45	$89	—	—	—	—	$134

Total contractual obligations	$197	$697	$15,818	$—	$—	$—	$16,712

(1)	Based upon an interest rate of 4.0% under the credit facilities at September 30, 2011.

Quantitative and Qualitative Disclosure about Market Risk

We are exposed to market risk, including the effects of adverse changes in commodity prices and interest rates as described below. The primary objective of the following information is to provide quantitative and qualitative information about our potential exposure to market risks. The term “market risk” refers to the risk of loss arising from adverse changes in oil and natural gas prices and interest rates. The disclosures are not meant to be precise indicators of expected future losses, but rather indicators of reasonably possible losses. All of our market risk sensitive instruments were entered into for purposes other than speculative trading.

Commodity Price Risk

Our major market risk exposure is in the pricing that we receive for our oil production. Realized pricing is primarily driven by the spot market prices applicable to the prevailing price for oil. Pricing for oil has been volatile and unpredictable for several years, and this volatility is expected to continue in the future. The prices we receive for our oil production depend on many factors outside of our control, such as the strength of the global economy.

To reduce the impact of fluctuations in oil prices on our revenues, or to protect the economics of property acquisitions, we periodically enter into commodity derivative contracts with respect to a significant portion of our projected oil production through various transactions that fix the future prices received. These hedging activities are intended to manage our exposure to oil price fluctuations. We do not enter into derivative contracts for speculative trading purposes.

Swaps

In a typical commodity swap agreement we receive the difference between a fixed price per unit of production and a price based on an agreed upon published third-party index, if the index price is lower than the fixed price. If the index price is higher than the fixed price, we pay the difference. By entering into swap agreements, we effectively fix the price that we will receive in the future for the hedged production. Our swaps are settled in cash on a monthly basis.

For a summary of the oil swaps and swap prices, related basis swap prices and resulting adjusted swap prices in place as of September 30, 2011, please read “—Liquidity and Capital Resources —Derivative Contracts.”

Put/Call Options

A combination of a put option we purchase and a call option we sell is often referred to as a “put/call” or a “collar.” In a typical collar transaction, if the reference price, based on NYMEX quoted prices, is below the floor price, we receive an amount equal to this difference multiplied by the specified volume. If the reference price exceeds the floor price and is less than the ceiling price, no payment is required by either party. If the reference price exceeds the ceiling price, we must pay an amount equal to this difference multiplied by the specified volume.

For a summary of the oil collars in place as of September 30, 2011, please read “—Liquidity and Capital Resources—Derivative Contracts.”

Interest Rate Risk

At September 30, 2011 we had $15.2 million of debt outstanding under our existing credit facilities, with an effective interest rate of 4.0%. Assuming no change in the amount outstanding, the impact on interest expense of a 10% increase or decrease in the average interest rate would be approximately $60,000 on an annual basis. At the closing of this offering, we intend to enter into a new revolving credit facility, which will allow us to borrow up to $75.0 million, at an interest rate ranging from LIBOR plus 1.75% to LIBOR plus 2.75% or the prime rate plus 0.75% to the prime rate plus 1.75% depending on the amount borrowed. The prime rate will be the United States prime rate as announced from time-to-time by the Royal Bank of Canada. We plan to initially borrow $45.0 million at a rate of LIBOR plus 2.25%, or approximately 2.5%, based on the current one-month LIBOR rate.

Counterparty and Customer Credit Risk

Our oil derivative contracts expose us to credit risk in the event of nonperformance by counterparties. While we do not require our counterparties to our derivative contracts to post collateral, it is our policy to enter into derivative contracts only with counterparties that are major, creditworthy financial institutions deemed by management as competent and competitive market makers. We evaluate the credit standing of such counterparties by reviewing their credit rating. The counterparties to our derivative contracts currently in place are lenders under our credit facility and have investment grade ratings. We expect to enter into future derivative contracts with these or other lenders under our new credit facility whom we expect will also carry investment grade ratings.

We are also subject to credit risk due to the concentration of our revenues attributable to one significant customer, Sunoco Logistics for our 2011 production and a small number of significant customers for our 2012 production. The inability or failure of Sunoco Logistics, Enterprise or any other significant customer to meet its obligations to us or its insolvency or liquidation may adversely affect our financial results. However, Sunoco Logistics has a positive payment history, and Sunoco Logistics and Enterprise each have investment grade credit ratings. Accordingly, we believe that the credit quality of both Sunoco Logistics and Enterprise is high.

Critical Accounting Policies and Estimates

Oil and Natural Gas Quantities

Our estimates of proved reserves are based on the quantities of oil and natural gas that engineering and geological analyses demonstrated, with reasonable certainty, to be recoverable from established reservoirs in the future under current operating and economic parameters. The estimates of our proved reserves as of December 31, 2010 and June 30, 2011 included in this prospectus are based on reserve reports prepared by our reservoir engineering staff and audited by Cawley, Gillespie & Associates, Inc. The accuracy of our reserve estimates is a function of many factors, including the quality and quantity of available data, the interpretation of that data, the accuracy of various economic assumptions, and the judgments of the individuals preparing the estimates.

Our proved reserve estimates are also a function of many assumptions, all of which could deviate significantly from actual results. For example, when the price of oil and natural gas increases, the economic life of our properties is extended, thus increasing estimated proved reserve quantities and making certain projects economically viable. Likewise, if oil and natural gas prices decrease, the properties economic life is reduced and certain projects may become uneconomic, reducing estimated proved reserved quantities. Oil and natural gas price volatility adds to the uncertainty of our reserve quantity estimates. As such, reserve estimates may materially vary from the ultimate quantities of oil, natural gas and natural gas liquids eventually recovered.

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-03 to align the oil and natural gas reserve estimation and disclosure requirements of Extractive Industries—Oil and Gas Topic of the Accounting Standards Codification with the requirements in the SEC’s final rule, Modernization of the Oil and Gas Reporting Requirements. We implemented ASU 2010-03 as of December 31, 2010. Key items in the new rules include changes to the pricing used to estimate reserves whereby an unweighted average of the first-day-of-the-month price for each month within the applicable twelve-month period is used rather than a single day spot price, the use of new technology for determining reserves, the ability to include nontraditional resources in reserves and permitting disclosure of probable and possible reserves.

Successful Efforts Method of Accounting

We account for oil and natural gas properties in accordance with the successful efforts method. In accordance with this method, all leasehold and development costs of proved properties are capitalized and amortized on a unit-of-production basis over the remaining life of the proved reserves and proved developed reserves, respectively.

We evaluate the impairment of our proved oil and natural gas properties on a field-by-field basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The carrying values of proved properties are reduced to fair value when the expected undiscounted future cash flow is less than net book value. The fair values of proved properties are measured using valuation techniques consistent with the income approach, converting future cash flow to a single discounted amount. Significant inputs used to determine the fair values of proved properties include estimates of: (i) reserves; (ii) future operating and developmental costs; (iii) future commodity prices; and (iv) a market-based weighted average cost of capital rate. The underlying commodity prices embedded in our estimated cash flow is the product of a process that begins with NYMEX forward curve pricing, adjusted for estimated location and quality differentials, as well as other factors that management believes will impact realizable prices. Costs of retired, sold or abandoned properties that constitute a part of an amortization base are charged or credited, net of proceeds, to accumulated depreciation and depletion unless doing so significantly affects the unit-of-production amortization rate, in which case a gain or loss is recognized currently. Gains or losses from the disposal of other properties are recognized currently. Expenditures for maintenance and repairs necessary to maintain properties in operating condition are expensed as incurred. Estimated dismantlement and abandonment costs are capitalized, net of salvage, at their estimated net present value and amortized on a unit-of-production basis over the remaining life of the related proved developed reserves.

Costs related to unproved properties include costs incurred to acquire unproved reserves. Because these reserves do not meet the definition of proved reserves, the related costs are not classified as proved properties. Unproved leasehold costs are capitalized and amortized on a composite basis if individually insignificant, based on past success, experience and average lease-term lives. Individually significant leases are reclassified to proved properties if successful and expensed on a lease by lease basis if unsuccessful or the lease term expires. Unamortized leasehold costs related to successful exploratory drilling are reclassified to proved properties and depleted on a unit-of-production basis. We will assess unproved properties for impairment quarterly on the basis of our experience in similar situations and other factors such as the primary lease terms of the properties, the average holding period of unproved properties are measured using valuation techniques consistent with the income approach, converting future cash flow to a single discounted amount. Significant inputs used to determine the fair values of unproved properties include estimates of: (i) reserves; (ii) future operating and development costs; (iii) future commodity prices; and (iv) a market-based weighted average cost of capital rate. The market-based weighted average cost of capital rate is subjected to additional project-specific risking factors.

Impairment of Oil and Natural Gas Properties

For the year ended December 31, 2010 and the six months ended December 31, 2009 we recorded a non-cash impairment charge of approximately $1.9 million and $9.2 million, respectively, primarily associated with proved oil and natural gas properties related to unfavorable market conditions. For the year ended December 31, 2010, approximately $0.6 million of the impairment charge was associated with properties that were sold to the Mid-Con Affiliates. For the year ended December 31, 2009, approximately $4.1 million and $3.3 million of the impairment charge was associated with properties that were sold to the Mid-Con Affiliates and to an unaffiliated third party, respectively. The carrying values of the impaired proved properties were reduced to fair value, estimated using inputs characteristic of a Level 3 fair-value measurement. The charges are included in impairment of oil and natural gas properties in our combined statement of operations. We recorded no impairment charge for proved oil and natural gas properties for the years ended June 30, 2009 and June 30, 2008.

Asset Retirement Obligations

The initial estimated asset retirement obligation associated with oil and natural gas properties is recognized as a liability, with a corresponding increase in the carrying value of oil and natural gas properties. Amortization expense is recognized over the estimated productive life of the related assets. If the fair value of the estimated asset retirement obligation changes, an adjustment is recorded to both the liability and the carrying value of the property. Revisions in estimated liabilities can result from revisions of estimated inflation rates, escalating retirement costs and changes in the estimated timing of settling asset retirement obligations.

Revenue Recognition

Oil and natural gas revenues are recorded when title passes to the customer, net of royalties, discounts and allowances, as applicable.

Derivative Contracts and Hedging Activities

Current accounting rules require that all derivative contracts, other than those that meet specific exclusions, be recorded at fair value. Quoted market prices are the best evidence of fair value. If quotations are not available, management’s best estimate of fair value is based on the quoted market price of derivatives with similar characteristics or on other valuation techniques.

Our derivative contracts are exchange-traded transactions. Valuation is determined by reference to readily available public data.

We recognize all of our derivative contracts as either assets or liabilities at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative contract depends on whether it has been designated and qualifies as part of a hedging relationship, and further, on the type of hedging relationship. For those derivative contracts that are designated and qualify as hedging instruments, we designated the hedging instrument, based on the exposure being hedged, as either a fair value hedge or a cash flow hedge. For derivative contracts not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change. None of our derivatives was designated as a hedging instrument during the nine months ended September 30, 2011, the year ended December 31, 2010, the six months ended December 31, 2009, or the year ended June 30, 2009 and 2008, respectively.

Recently Issued Accounting Pronouncements

In December 2010, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (ASU) 2010-29, “Business Combinations” (Topic 805): “Disclosure of Supplementary Pro Forma Information for Business Combinations”, which updates the amended guidance in Accounting Standards Codification (ASC) Topic 805-10-50. This update was issued in order to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations.

The update requires a public entity to disclose pro forma information for business combinations that occurred in the current reporting period. The disclosures include pro forma revenue and earnings of the combined entity for the current reporting period as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the annual reporting period. If comparative financial statements are presented, the pro forma revenue and earnings of the combined entity for the comparable prior reporting period should be reported as though the acquisition date for all business combinations that occurred during the current year had been as of the beginning of the comparable prior annual reporting period.

In practice, some preparers have presented the pro forma information in their comparative financial statements as if the business combination that occurred in the current reporting period had occurred as of the beginning of each of the current and prior annual reporting periods. Other preparers have disclosed the pro forma information as if the business combination occurred at the beginning of the prior annual reporting period only, and carried forward the related adjustments, if applicable, through the current reporting period. We plan to adopt the updated rules in relation to all future business combinations.

Internal Controls and Procedures

Prior to the completion of this offering, we were a private company with limited accounting personnel and other supervisory resources to adequately execute our accounting processes and address our internal control over financial reporting. Subsequent to completion of the review of our interim combined financial information as of September 30, 2011 and for the nine month period then ended, our independent registered public accountants identified and communicated material weaknesses related to ineffective internal controls to ensure that misstatements of more than a significant magnitude were detected during the routine financial statement closing process which resulted in errors in the calculation of depreciation, depletion and amortization and impairment of proved oil and gas properties and in the recording of certain geological and geophysical costs. These errors caused us to make several adjustments to our financial statements, resulting in a restatement of many of our financial statements for the periods presented in this registration statement. A material weakness is a control deficiency, or a combination of control deficiencies, in internal control over financial reporting, such that there is reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

We have taken steps, including hiring additional accounting personnel and purchasing new accounting software, that we believe will assist us in resolving these deficiencies. Upon the completion of this offering, we will not have completed all of these steps and fully remediated these material weaknesses, and we will have had only limited operating experience with the improvements we have made to date. We will continue our efforts to ensure that the new accounting and control procedures that we have put in place to address the issues set forth above are functioning properly. However, we will not complete this process until after this offering is completed. We cannot predict the outcome of this process at this time.

We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes-Oxley Act of 2002, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a publicly traded partnership, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act of 2002, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal controls over financial reporting. Though we will be required to disclose changes made to our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal controls over financial reporting pursuant to Section 404 until the year following our first annual report. To comply with the requirements of being a publicly traded partnership, we will need to implement additional internal controls, reporting systems and procedures and hire additional accounting, finance and legal staff.

Inflation

Inflation in the United States has been relatively low in recent years and did not have a material impact on our results of operations for the years ended December 31, 2008, 2009 and 2010. Although the impact of inflation has been insignificant in recent years, it is still a factor in the U.S. economy, and we tend to experience inflationary pressure on the cost of oilfield services and equipment, as increasing oil prices increase drilling activity in our areas of operations.

Off-Balance Sheet Arrangements

Currently, we do not have any off-balance sheet arrangements.

BUSINESS AND PROPERTIES

Overview

We are a Delaware limited partnership formed in July 2011 to own, operate, acquire, exploit and develop producing oil and natural gas properties in North America, with a focus on the Mid-Continent region of the United States. Our management team has significant industry experience, especially with waterflood projects and, as a result, our operations focus primarily on enhancing the development of producing oil properties through waterflooding. Through the continued development of our existing properties and through future acquisitions, we will seek to increase our reserves and production in order to maintain and, over time, increase distributions to our unitholders. Also, in order to enhance the stability of our cash flow for the benefit of our unitholders, we will seek to hedge a significant portion of our production volumes through various commodity derivative contracts.

As of June 30, 2011, our total estimated proved reserves were 7.9 MMBoe, of which approximately 98% were oil and approximately 71% were proved developed, both on a Boe basis. As of June 30, 2011, we operated 98% of our properties and 92% were being produced under waterflood, in each instance on a Boe basis. Our average net production for the month ended June 30, 2011 was approximately 1,248 Boe per day and our total estimated proved reserves had a reserve-to-production ratio of approximately 17 years. Our average net production for the month ended September 30, 2011 increased to approximately 1,349 Boe per day. Our management team developed approximately two-thirds of our total reserves through new waterflood projects.

Our properties are located in the Mid-Continent region of the United States and primarily consist of mature, legacy onshore oil reservoirs with long-lived, relatively predictable production profiles and low production decline rates. Our core areas of operation are located in Southern Oklahoma, Northeastern Oklahoma and parts of Oklahoma and Colorado within the Hugoton Basin. As of June 30, 2011, approximately 91% of the properties associated with our estimated reserves, on a Boe basis, have been producing continuously since 1982 or earlier. Through the application of waterflooding, we believe these mature properties have attractive upside potential. Waterflooding, a form of secondary oil recovery, works by repressuring a reservoir through water injection and pushing or “sweeping” oil to producing wellbores. Based on the production estimates from our June 30, 2011 reserve report, the average estimated decline rate for our proved developed producing reserves is approximately 4% for 2011 and, on a compounded average decline basis, approximately 11% for the subsequent five years and approximately 10% thereafter.

The following table summarizes information by core area regarding our pro forma estimated oil and natural gas reserves as of June 30, 2011 and our average net production for the month ended June 30, 2011.

					Average
					Net
	Pro Forma				Production
	Estimated				for the Month Ended
	Net Proved Reserves				June 30,
	as of June 30, 2011				2011		Average	Gross Active Wells
							Reserve-to-	Oil and
				% Proved	Boe/d	Boe/d	Production	Natural	Injection
	(MBoe)	% Operated	% Oil	Developed	Gross	Net	Ratio(1)	Gas Wells	Wells

Southern Oklahoma	4,783	100%	99%	58%	1,892	700	19	65	42
Northeastern Oklahoma	2,043	100%	99%	91%	593	340	16	154	59
Hugoton Basin	720	100%	99%	85%	234	141	14	43	18
Other	361	77%	60%	100%	231	67	15	13	4

Total	7,907	98%	98%	71%	2,950	1,248	17	275	123

(1)	The average reserve-to-production ratio is calculated by dividing estimated net proved reserves as of June 30, 2011 by average net production for the month ended June 30, 2011.

The following chart summarizes our pro forma total average net Boe production volumes on a monthly basis, and illustrates the 100% increase in our production volumes over the twelve months ended September 30, 2011. We achieved approximately 75% of this production increase primarily through ongoing waterflood response from existing development activities and approximately 25% of this production increase from workovers and acquisitions.

Our Hedging Strategy

Our hedging strategy seeks to reduce the impact to our cash flow from commodity price volatility. We intend to enter into commodity derivative contracts at times and on terms designed to maintain, over the long-term, a portfolio covering approximately 50% to 80% of our estimated oil production from proved reserves over a three-to-five year period at any given point in time. For the years ending December 31, 2011, 2012 and 2013, we have commodity derivative contracts covering approximately 43%, 66% and 40%, respectively, of our estimated oil production from proved reserves as of June 30, 2011. All of our derivative contracts for 2012 and 2013 are either swaps with fixed settlements or collars. The weighted average minimum prices on all of our derivative contracts for 2012 and 2013 are $101.17 and $100.14, respectively. A “collar” is a combination of a put option we purchase and a call option we sell. The put option portion of a collar is also referred to as a “floor.” A floor establishes a minimum average sale price for future oil production. In 2012, we have collars with a floor of $100.00 and swaps with fixed price settlements ranging from $100.97 to $104.28 covering approximately 13% and 53%, respectively, of our total proved estimated oil production. In 2013, we have collars with a floor of $100.00 and swaps with fixed price settlements ranging from $96.00 to $105.80 covering 12% and 28%, respectively, of our total proved estimated oil production.

We intend to enter into additional commodity derivative contracts in connection with material increases in our estimated production and at times when we believe market conditions or other circumstances suggest that it is prudent to do so as opposed to entering into commodity derivative contracts at predetermined times or on prescribed terms. Additionally, we may take advantage of opportunities to modify our commodity derivative portfolio to change the percentage of our hedged production volumes or the duration of our hedge contracts when circumstances suggest that it is prudent to do so.

By removing a significant portion of price volatility associated with our estimated future oil production, we have mitigated, but not eliminated, the potential effects of changing oil prices on our cash flow from operations for those periods. For a further description of our commodity derivative contracts, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Derivative Contracts.”

Our Business Strategies

Our primary business objective is to generate stable cash flow, which will allow us to make quarterly cash distributions to our unitholders at the initial quarterly distribution rate and, over time, to increase our quarterly cash distributions. To achieve our objective, we intend to execute the following business strategies:

•	Continue exploitation of our existing properties to maximize production. We plan to continue exploiting our proved reserves to maximize production, primarily through waterflood projects and through various oil recovery methods, including workovers, conventional hydraulic fracturing, re-stimulations, recompletions, infill drilling and other optimization activities. Using these techniques, we significantly increased our average net pro forma production over the twelve months ended September 30, 2011. We expect to continue these activities in order to maximize our production.

•	Pursue acquisitions of long-lived, low-risk producing properties with upside potential. We will seek to acquire onshore properties with long-lived reserves, low production decline rates and low-risk development potential. We also will seek to acquire properties within mature oil fields with opportunities for incremental improvements in oil recovery through waterfloods and other recovery techniques, which we believe will offer us additional potential to increase reserves, production and cash flow.

•	Capitalize on our relationship with the Mid-Con Affiliates for favorable acquisition opportunities. We expect that the Mid-Con Affiliates will invest capital and technical staff resources to acquire and develop properties with existing waterfloods and to identify, acquire, form and develop new waterflood projects on those properties. Through this relationship with the Mid-Con Affiliates, we plan to avoid much of the capital, engineering and geological risks associated with the early development of any of these properties we may acquire. While they are not obligated to sell any properties to us and may have difficulties acquiring and developing them, we expect that the Mid-Con Affiliates will offer to sell properties to us from time to time. We believe that the opportunity to acquire properties from the Mid-Con Affiliates provides us with a strategic advantage over those of our competitors who must bear a greater share of development risks themselves.

•	Maintain operational control and a focus on cost-effectiveness in all our operations. As of June 30, 2011, we operated 98% of our properties, as calculated on a Boe basis, through our affiliate, Mid-Con Energy Operating. We plan to continue exercising this level of operational control over our existing properties and favor acquisitions of operated properties in order to manage the timing and levels of our capital expenditures, development activities and operating costs.

•	Reduce the impact of commodity price volatility on our cash flow through a disciplined commodity hedging strategy. We will seek to reduce the impact of commodity price volatility on our cash flow by maintaining a portfolio covering approximately 50% to 80% of our estimated oil production from proved reserves over a three-to-five year period. As opposed to entering into commodity derivative contracts at predetermined times or on prescribed terms, we intend to enter into commodity derivative contracts in connection with material increases in our estimated production and at times when we believe market conditions or other circumstances suggest that it is prudent to do so. Additionally, we may take advantage of opportunities to modify our commodity derivative portfolio to change the percentage of our hedged production volumes or the duration of our hedge contracts when circumstances suggest that it is prudent to do so.

•	Maintain a balanced capital structure to allow for financial flexibility to execute our business strategies. We intend to maintain a balanced capital structure that will afford us the financial flexibility to execute our business strategies. We believe our borrowing capacity under our new credit facility, our access to capital markets and internally generated cash flow will provide us with the liquidity and financial flexibility to exploit organic growth opportunities and allow us to pursue additional acquisitions of producing properties.

•	Utilize compensation programs that align the interests of our management team with our unitholders. We will tie the compensation of our executives and directors directly to achieving our strategic, operating and financial goals and to adopt compensation programs that place a significant part of the pay of each of our executives “at risk” in the form of an annual short-term incentive award and long-term, equity-based incentive grants. The amount of the annual short-term incentive award paid will depend on our performance against financial and operating objectives as well as the executive meeting key leadership and development standards. A portion of the compensation of the executives will also be in the form of equity awards that tie their compensation directly to creating unitholder value over the long-term. We believe this combination of annual short-term incentive awards and long-term equity awards aligns the incentives of our management with our unitholders.

Our Competitive Strengths

We believe that the following competitive strengths will allow us to successfully execute our business strategies and achieve our objective of generating and growing cash available for distribution:

•	An asset portfolio largely consisting of properties with existing waterflood projects that have relatively predictable production profiles, that provide growth potential through ongoing response to waterflooding and that have modest capital requirements. Our properties consist of interests in mature fields located in Oklahoma and Colorado that have well-understood geologic features, relatively predictable production profiles and modest capital requirements, which we believe make them well-suited for waterflood development and for our objective of generating stable cash flow. Over 90% of our properties are being waterflooded and over 90% have been producing continuously since 1982 or earlier. Based on production estimates from our June 30, 2011 reserve report, the average estimated decline rate for our existing proved developed producing reserves is approximately 4% for 2011 and, on a compounded average decline basis, approximately 11% for the subsequent five years and approximately 10% thereafter. Further, we believe that a substantial majority of the capital required for growth from our existing properties has been spent prior to this offering. As a result, these properties have relatively predictable production profiles and production growth potential with modest capital requirements.

•	The ability to further exploit existing mature properties by utilizing our waterflood expertise. Our management team has actively operated most of our properties since 2005, and has a history of exploiting proved reserves to maximize production, primarily through waterflood projects. Over the last six years, we identified, initiated, acquired, formed and developed over 24% of all new waterflood projects in the State of Oklahoma, while the next most active competitor formed only 6% of all new waterfloods. Furthermore, our experience in the Mid-Continent allows us to exploit synergies developed by applying knowledge of field, reservoir and play characteristics across the region. We believe that our expertise in secondary recovery techniques will increase the level of production from certain of our properties, particularly from existing waterflood projects, which, over time, may increase our cash flow.

•	Acquisition opportunities that are consistent with our criteria of predictable production profiles with upside potential that may arise as a result of our relationship with the Mid-Con Affiliates. We expect the Mid-Con Affiliates to invest capital and technical staff resources to acquire and develop properties with existing projects and to identify, acquire, form and develop new waterflood projects on their properties. While they are not obligated to sell any properties to us and may have difficulties acquiring and developing them, we expect that the Mid-Con Affiliates will offer to sell properties to us from time to time. Through this relationship with the Mid-Con Affiliates, we plan to avoid much of the capital, engineering and geological risks associated with the early development of any of these properties we may acquire.

•	Access to the collective expertise of Yorktown’s employees and their extensive network of industry relationships through our relationship with Yorktown. Yorktown is a private investment firm focused on investments in the energy sector with more than $3.0 billion in assets under management. Following the consummation of this offering, Yorktown will own an approximate % limited partner interest in us, making it our largest unitholder, and will own a 50% interest in our affiliate Mid-Con Energy Operating. With their extensive investment experience in the oil and natural gas industry and their extensive network of industry relationships, we believe that Yorktown’s employees are well positioned to assist us in identifying and evaluating acquisition opportunities and in making strategic decisions.

•	The ability to better manage our operating costs, capital expenditures and development schedule because of our high level of operational control. As of June 30, 2011, we operated 98% of our properties, as calculated on a Boe basis. Following this offering, we expect to continue exercising this level of operational control over our properties, including any properties we acquire through future acquisitions, which will allow us to better manage our operating costs and capital expenditures. We believe that this substantial operational control of our producing properties will also allow us to maximize the value of our properties, help us to stabilize cash flow and better control the timing and costs of our operations.

•	An enhanced ability to pursue acquisition opportunities arising from our competitive cost of capital and balanced capital structure. Unlike our corporate competitors, we are not subject to federal income taxation at the entity level. This attribute should provide us with a lower cost of capital compared to those competitors, thereby enhancing our ability to compete for future acquisitions of oil and, when advantageous, natural gas properties. We also believe our low level of indebtedness and our ability to issue additional common units and other partnership interests in connection with these acquisitions will improve our financial flexibility. Further, we expect to have an available borrowing capacity of approximately $30.0 million under our new credit facility after giving effect to approximately $45.0 million borrowed thereunder in connection with this offering, which will provide us with another potential means of financing acquisition opportunities.

•	The range and depth of our technical and operational expertise will allow us to expand both geographically and operationally to achieve our goals. During the past eight years, we have assembled a senior team of geologists, engineers, landmen, accountants and operational personnel that have been successful in developing a significant number of new waterflood projects. Collectively, our management and employees have prior waterflood experience in over 150 waterflood projects located in more than ten states. We have a team of more than 60 employees, with senior leadership in all production disciplines, and we have recruited a select group of younger professionals that are being trained in our waterflood specialty. With this expertise and depth, we believe this team has the ability to generate new waterflood projects that may become future acquisition opportunities for us. Beyond our core strength of waterflood development, we believe that our range and depth of expertise will allow us to expand both geographically and operationally. Although our projects to date have been focused on waterfloods in the Mid-Continent region, we believe our management and operational employees have significant oil and gas experience in many other regions of the United States. We believe that our wealth of experience may enable us to pursue other types of exploitation opportunities, such as infill drilling projects, that could significantly contribute to our strategy of generating stable cash flow and, over time, increasing our quarterly cash distributions.

Our Principal Business Relationships

Our Relationship with the Mid-Con Affiliates

In June 2011, management and Yorktown formed two limited liability companies, which we refer to as the Mid-Con Affiliates, to acquire and develop oil and natural gas properties that are either undeveloped or that may require significant capital investment and development efforts before they meet our criteria for ownership. As these development projects mature, we expect to have the opportunity to acquire certain of these properties from the Mid-Con Affiliates. Through this relationship with the Mid-Con Affiliates, we plan to avoid much of the capital, engineering and geological risks associated with the early development of any of these properties we may acquire. However, the Mid-Con Affiliates may not be successful in indentifying or consummating acquisitions or in successfully developing the new properties they acquire. Further, the Mid-Con Affiliates are not obligated to sell any properties to us and they are not prohibited from competing with us to acquire oil and natural gas properties. For a summary of the process by which such mutually agreeable prices will be determined, please see “Certain Relationships and Related Party Transactions—Review, Approval or Ratification of Transactions with Related Persons.”

Our Relationship with Yorktown

We have a valuable relationship with Yorktown, a private investment firm founded in 1991 and focused on investments in the energy sector. Since 2004, Yorktown has made several equity investments in our predecessor. Immediately following the consummation of this offering, Yorktown will own an approximate     % limited partner interest in us, making it our largest unitholder, and will own a 50% interest in our affiliate Mid-Con Energy Operating. Also, Peter A. Leidel, a principal of Yorktown, will serve on our board of directors.

Yorktown currently has more than $3.0 billion in assets under management and Yorktown’s employees have extensive investment experience in the oil and natural gas industry. Yorktown’s employees review a large number of potential acquisitions and are involved in decisions relating to the acquisition and disposition of oil and natural gas assets by the various portfolio companies in which Yorktown owns interests. With their extensive investment experience in the oil and natural gas industry and their extensive network of industry relationships, we believe that Yorktown’s employees are well positioned to assist us in identifying and evaluating acquisition opportunities and in making strategic decisions. Yorktown is not obligated to sell any properties to us and they are not prohibited from competing with us to acquire oil and natural gas properties. Investment funds managed by Yorktown manage numerous other portfolio companies that are engaged in the oil and natural gas industry and, as a result, Yorktown may present acquisition opportunities to other Yorktown portfolio companies that compete with us.

Oil Recovery Overview

When an oil field is first produced, the oil typically is recovered as a result of expansion of reservoir fluids which are naturally pressured within the producing formation. The only natural force present to move the oil through the reservoir rock to the wellbore is the pressure differential between the higher pressure in the rock formation and the lower pressure in the producing wellbore. Various types of pumps are often used to reduce pressure in the wellbore, thereby increasing the pressure differential. At the same time, there are many factors that act to impede the flow of oil, depending on the nature of the formation and fluid properties, such as pressure, permeability, viscosity and water saturation. This stage of production, referred to as “primary recovery,” recovers only a small fraction of the oil originally in place in a producing formation, typically ranging from 10% to 25%.

After the primary recovery phase many, but not all, oil fields respond positively to “secondary recovery” techniques in which external fluids are injected into a reservoir to increase reservoir pressure and to displace oil towards the wellbore. Secondary recovery techniques often result in increases in production and reserves above primary recovery. Waterflooding, a form of secondary recovery, works by repressuring a reservoir through water injection and “sweeping” or pushing oil to producing wellbores. Conventional hydraulic fracturing techniques are often employed to increase a well’s productivity in waterflooding. Through waterflooding, water injection replaces the loss of reservoir pressure caused by the primary production of oil and gas, which is often referred to as “pressure depletion” or “reservoir voidage.” The degree to which reservoir voidage has been replaced through water injection is known as “reservoir fill up” or, simply as “fill up.” A reservoir which has had all of the produced fluids replaced by injection is at 100% fill up. In general, peak oil production from a waterflood typically occurs at 100% fill up. Estimating the percentage of fill up which has occurred, or when a reservoir is 100% filled up, is subject to a wide variety of engineering and geologic uncertainties. As a result of the water used in a waterflood, produced fluids contain both water and oil, with the relative amount of water increasing over time. Surface equipment is used to separate the oil from the water, with the oil going to pipelines or holding tanks for sale and the water being recycled to the injection facilities. In general, in the Mid-Continent region, a secondary recovery project may produce an additional 10% to 20% of the oil originally in place in a reservoir.

A third stage of oil recovery is called “tertiary recovery.” In addition to maintaining reservoir pressure, this type of recovery seeks to alter the properties of the oil in ways that facilitate additional production. The three major types of tertiary recovery are chemical flooding, thermal recovery (such as a steamflood) and miscible displacement involving carbon dioxide (CO2), hydrocarbon or nitrogen injection. We are currently field testing new technologies in chemical flooding on some of our properties. If successful, this testing may lead to reserve and production increases in the future. Any future tertiary development programs and subsequent capital expenditures would be contingent upon commercial viability established by successful pilot testing. At this time there are no estimated reserves or production associated with tertiary recovery projects assigned to our properties. We will continue to review future opportunities for growth through the use of various tertiary recovery techniques.

Our Properties

Our properties are located in the Mid-Continent region of the United States in three core areas: Southern Oklahoma, Northeastern Oklahoma and parts of Oklahoma and Colorado within the Hugoton Basin. These core areas are each composed of multiple units that are in close proximity to one another, produce from the same or geologically similar reservoirs and use similar waterflood methods. Focusing on these core areas allow us to apply our cumulative technical and operational knowledge to ongoing property development and to better predict future rates of recovery. For a discussion of the properties in our core areas, please see “—Summary of Oil Properties and Projects.”

Our properties consist of mature, legacy onshore oil reservoirs, approximately 92% of the reserves of which are being produced under waterflooding, as calculated using the standardized measure. Our properties include multiple waterflood projects with varying degrees of maturity. We have staggered the waterflooding of these properties so that production increases from more recently developed waterfloods offsets declines from mature waterflood areas, leading to more stable cash flow and production.

We use words such as “mature” or “legacy” to describe our properties as having established operating, reservoir and production characteristics. The production and corresponding decline rates attributable to properties of this type—in contrast with more recently drilled properties—can generally be forecasted with a greater degree of accuracy. Our ability to predict future performance is further enhanced by the familiarity that we have with most of our properties. We have observed the performance of many of our properties over many years, in many cases from the inception of waterflooding. This long-term observation allows for greater understanding of production and reservoir characteristics, making future performance more predictable.

We own a 62% average working interest across 275 gross producing (176 net) wells, 123 gross injection (73 net) wells and operate 99% of our properties by value, as calculated using the standardized measure. Approximately 98% of our revenue is derived from the proceeds of oil production. Based on the standardized measure, our value-weighted average working interest on these properties was approximately 65% based on our June 30, 2011 reserve report. Our estimated proved reserves as of June 30, 2011 were 7.9 MMBoe, of which approximately 98% were oil and approximately 71% were proved developed, both on a Boe basis. For the month ended June 30, 2011, we produced an average of 1,248 Boe per day. Based on production estimates from our June 30, 2011 reserve report, the average estimated decline rate for our existing proved developed producing reserves is approximately 4% for 2011, approximately 11% for the subsequent five years and, on a compounded average decline basis, approximately 10% thereafter.

The following table shows the pro forma estimated net proved oil reserves or principal fields, based on a reserve report prepared by our internal reserve engineers and audited by Cawley, Gillespie & Associates, Inc., our independent petroleum engineers, as of June 30, 2011, and certain unaudited information regarding production and sales of oil and natural gas with respect to such properties.

			Pro Forma
	Pro Forma Average Net		Estimated Net Proved Reserves
	Production		as of June 30,
	for the Month Ended		2011(2)
	June 30,			% of		%
	2011(1)			Total		Proved
	Net	% of		Proved		Developed	%		Undiscounted	Standardized	% of
	(Boe/d)	Total	MBoe	Reserves	% Oil	Reserves	Depletion(3)		Cap. Ex.	Measure(4)(5)	Total
									(in millions)	(in millions)

Southern Oklahoma Fields/Units:
Highlands(6)	206	17%	2,393	30%	99%	62%	36%		$11	$85	37%
Battle Springs(6)	348	28%	1,122	14%	100%	81%	48%		4	45	19%
Ardmore West(6)	49	4%	649	8%	99%	5%	44%		2	17	7%
Twin Forks(6)	30	2%	455	6%	100%	42%	55%		3	13	6%
Southeast Hewitt	55	4%	126	2%	100%	100%	69%		—	5	2%
Other Southern Oklahoma Fields/Units	12	1%	38	< 1%	100%	100%			—	1	< 1%

Total Southern Oklahoma Fields / Units	700	56%	4,783	60%	99%	58%			$20	$166	71%

Northeastern Oklahoma Fields / Units:
Cleveland	209	17%	1,036	13%	99%	100%	88	%(7)	$2	$25	11%
Cushing	91	7%	596	8%	99%	100%	82	%(7)		12	5%
Skiatook(6)	25	2%	363	5%	100%	50%	73%		1	6	3%
Other Northeastern Oklahoma Fields/Units	15	1%	48	< 1%	100%	100%			—	1	—

Total Northeastern Oklahoma Fields / Units	340	27%	2,043	26%	99%	91%			$3	$44	19%

Hugoton Fields / Units:
War Party I	61	5%	350	4%	99%	100%	92%		—	$7	3%
War Party II	59	5%	217	3%	100%	100%	74%		—	3	1%
Harker Ranch(6)	21	2%	153	2%	100%	27%	83%		1	3	1%

Total Hugoton Fields / Unit	141	12%	720	9%	99%	85			$1	$13	5%

Other Fields / Units:
Decker(6)	18	1%	216	3%	100%	100%	67%		—	$8	3%
Miscellaneous	49	4%	145	2%	< 1%	100%			—	2	1%

Total Other Fields / Units	67	5%	361	5%	60%	100%			—	$10	5%

All Fields	1,248	100%	7,907	100%	98%	71%			$24	$233	100%

(1)	Excludes production from certain properties, which represent approximately 1% of our proved reserves by value, as calculated using the standardized measure, as of June 30, 2011, that were sold to the Mid-Con Affiliates on June 30, 2011.

(2)	Includes the working interests to be acquired from J&A Oil Company and Charles R. Olmstead immediately prior to the closing of this offering.

(3)	Depletion is defined as cumulative production divided by the sum of total proved reserves plus cumulative production, all on a Boe basis. Future increases in proved reserves for the properties listed above could result from upward performance revisions, additional drilling, recompletions, workovers or the formation of one or more waterflood units. Any increase in proved reserves for a particular property could result in a decrease in the depletion percentage shown. Also, in the case of a new waterflood unit, we cannot include those properties as proved reserves until we have acquired sufficient leases to undertake a project, successfully unitized the project area and met SEC guidelines for booking proved secondary reserves. As a result of both of these factors, we believe that the depletion percentages shown above may not accurately reflect the remaining quantity of oil or natural gas that we expect to extract from a particular property or the value of that property.

(4)	Standardized measure is calculated in accordance with Statement of Financial Accounting Standards No. 69 —Disclosures About Oil and Gas Producing Activities, as codified in ASC Topic 932, Extractive Activities—Oil and Gas. Because we are a limited partnership, we are generally not subject to federal or state income taxes and thus make no provision for federal or state income taxes in the calculation of our standardized measure. For a description of our commodity derivative contracts, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Derivative Contracts.”

(5)	Our estimated net proved reserves and standardized measure were computed by applying average trailing 12-month index prices (calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the applicable 12-month period), held constant throughout the life of the properties. These prices were adjusted by lease for quality, transportation fees, location differentials, marketing bonuses or deductions and other factors affecting the price received at the wellhead. The average trailing 12-month index prices were $89.96 per Bbl for oil and $4.20 per MMBtu for natural gas for the 12 months ended June 30, 2011.

(6)	Denotes a waterflood project or unit that we identified, acquired, formed and developed.

(7)	Cumulative production for these properties has been estimated due to lack of complete historical production information.

Summary of Oil Properties and Projects

Our principal fields detailed below represent approximately 97% of our total estimated net proved reserves as of June 30, 2011, 94% of our average daily net production for the month ended June 30, 2011 and 98% of our standardized measure as of June 30, 2011. Please read “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in evaluating the material presented below. The following is a summary of each of our properties within our core areas. All of the following descriptions are based on our June 30, 2011 reserve report.

Southern Oklahoma

Highlands Unit.  The Highlands Unit is in the SE Joiner City Field, an oil-weighted field located in Love County, Oklahoma. Since its discovery in 1980, the Highlands Unit has produced approximately 2,941 MBoe. Production from the Highlands Unit is from the Deese formation at an average depth of approximately 8,000 feet. The Highlands Unit was formed and is operated by our affiliate, Mid-Con Energy Operating, and is being produced under waterflood. Injection began during October 2008, and production response to injection started in April 2009. We own 23 gross (13 net) producing and 18 gross injection (10 net) wells in this unit with an average working interest of 57%. As of June 30, 2011, our properties in this unit were producing 569 Boe per day gross, 206 Boe per day net, and contained 2,393 MBoe of estimated net proved reserves. The current rate of 569 Boe per day gross is approximately 41% of the future peak rate as estimated in our June 30, 2011 reserve report, and has increased from 91 Boe per day gross for the month of January 2010. As a result of ongoing response to waterflooding, proved producing and proved developed reserves represent 24% and 62%, respectively, as of June 30, 2011, of the total proved reserves, compared to 5% and 49%, respectively, as of January 1, 2010. Reservoir fill-up is estimated to be 25%.

Battle Springs Unit.  The Battle Springs Unit is in the SE Joiner City Field, an oil-weighted field located in Love County, Oklahoma. Since its discovery in 1982, the Battle Springs Unit has produced approximately 2,588 MBoe. Production from the Battle Springs Unit is from the Deese formation at an average depth of approximately 8,850 feet. The Battle Springs Unit was formed and is operated by our affiliate, Mid-Con Energy Operating, and is being produced under waterflood. Injection began during September 2006, and production response to injection started in December 2006. We own 18 gross (9 net) producing and 14 gross injection (7 net) wells in this unit with an average working interest of 51%. As of June 30, 2011, our properties in this unit were producing 861 Boe per day gross, 348 Boe per day net, and contained 1,122 MBoe of estimated net proved reserves. The current rate of 861 Boe per day gross is approximately 92% of the future peak rate as estimated in our June 30, 2011 reserve report, and has increased from 354 Boe per day gross for the month of January 2010. As a result of ongoing response to waterflooding, proved producing and proved developed reserves represent 72% and 81%, respectively, as of June 30, 2011, of the total proved reserves, compared to 42% and 58%, respectively, as of January 1, 2010. Reservoir fill-up is estimated to be 26%.

Ardmore West Unit.  The Ardmore West Unit is in the Ardmore West Field, an oil-weighted field located in Carter County, Oklahoma. Since its discovery in 1969, the Ardmore West Unit has produced approximately 680 MBoe. Production from the Ardmore West Unit is from the Deese formation at an average depth of approximately 7,200 feet. The Ardmore West Unit is a waterflood currently being developed which was formed in July 2010 and is operated by our affiliate, Mid-Con Energy Operating. We own 4 gross (4 net) producing and 1 gross (1 net) injection wells in this unit with an average working interest of 96%. As of June 30, 2011, our properties in this unit were producing 63 Boe per day gross, 49 Boe per day net, and contained 649 MBoe of estimated net proved reserves. The current rate of 63 Boe per day gross is approximately 29% of the future peak rate as estimated in our June 30, 2011 reserve report, and has increased from 2 Boe per day gross for the month of January 2010. Proved producing and proved developed reserves represent 5% and 5%, respectively, as of June 30, 2011, of the total proved reserves. Reservoir fill-up is 0% as injection commenced during September 2011.

Twin Forks Unit.  The Twin Forks Unit is in the SE Joiner City Field, an oil-weighted field located in Carter County, Oklahoma. Since its discovery in 1979, the Twin Forks Unit has produced approximately 1,115 MBoe. Production from the Twin Forks Unit is from the Deese formation at an average depth of approximately 7,000 feet. The Twin Forks Unit was formed and is operated by our affiliate, Mid-Con Energy Operating, and is being produced under waterflood. Injection began during September 2009, and production response to injection started in October 2010. We own 6 gross (4 net) producing and 3 gross (2 net) injection wells in this unit with an average working interest of 64%. As of June 30, 2011, our properties in this unit were producing 73 Boe per day gross, 30 Boe per day net, and contained 455 MBoe of estimated net proved reserves. The current rate of 73 Boe per day gross is approximately 34% of the future peak rate as estimated in our June 30, 2011 reserve report, and has increased from 36 Boe per day gross for the month of January 2010. As a result of ongoing response to waterflooding, proved producing and proved developed reserves represent 42% and 42%, respectively, as of June 30, 2011, of the total proved reserves, compared to 14% and 14%, respectively, as of January 1, 2010. Reservoir fill-up is estimated to be 14%.

Southeast Hewitt Unit.  The Southeast Hewitt Unit is in the SE Wilson Field, an oil-weighted field located in Carter County, Oklahoma. Since its discovery in 1979, the Southeast Hewitt Unit has produced approximately 1,571 MBoe. Production from the Southeast Hewitt Unit is from the Deese formation at an average depth of approximately 6,000 feet. The Southeast Hewitt Unit is operated by our affiliate, Mid-Con Energy Operating, and is being produced under waterflood. Injection began during June 1997, and production response to injection started in November 1997. Mid-Con Energy I, LLC acquired a working interest in the SE Hewitt Unit in November 2004, and Mid-Con Energy Operating became the operator of the unit in May 2010. We own 9 gross (2 net) producing and 6 gross (1 net) injection wells in this unit with an average working interest of 22%. As of June 30, 2011, our properties in this unit were producing 296 Boe per day gross, 55 Boe per day net, and contained 126 MBoe of estimated net proved reserves. The Southeast Hewitt Unit is a mature waterflood which reached its peak production rate during 2010. We will continue our efforts to maximize production and reserves from the Southeast Hewitt Unit. Reservoir fill-up is estimated to be 94%.

Northeastern Oklahoma

Cleveland Field.  The Cleveland Field is an oil-weighted field located in Pawnee County, Oklahoma. Since its discovery in 1904, the entire Cleveland Field has produced approximately 47 MMBoe, with our leases having produced approximately 9,509 MBoe. Production from the Cleveland Field is primarily from the multiple Pennsylvanian age sands at depths from 1,000 to 2,400 feet. Approximately 1,720 gross acres in the Cleveland Field is being operated by our affiliate, Mid-Con Energy Operating. Approximately 840 of the total 1,720 gross acres have been acquired in the last eighteen months. We have been actively developing our Cleveland Field leases through drilling, recompletions and workovers, resulting in an approximate doubling of net production within the last twelve months. The majority of Mid-Con Energy Operating operated leases are produced under waterflood. We operate 63 gross (60 net) producing wells and 19 gross (18 net) injection wells in this field with an average working interest of 97%. As of June 30, 2011, our properties in this field were producing 250 Boe per day gross, 209 Boe per day net, and contained 1,036 MBoe of estimated net proved reserves. Waterflooding in the Cleveland Field was initiated in most areas by about 1960, although waterflood pilot testing began on some leases prior to 1960. We believe that reservoir fill up probably has occurred within the Bartlesville reservoir on these properties. However, the historical injection and production records necessary to determine fill up status are not available. The Cleveland Field is flooded on a lease basis and not as a unit, with the date of production response to injection varying from lease to lease. The Cleveland Field is a mature waterflood area which has already reached its peak production rate. We will continue our efforts to maximize production and reserves from the Cleveland Field through workovers, recompletions and infill drilling.

Cushing Field.  The Cushing Field, one of the largest oil fields (by total historical production volume) in the United States is an oil-weighted field located in Creek County, Oklahoma. Since its discovery in 1912, the entire Cushing Field has produced in excess of 500 MMBoe, with our leases having produced approximately 8,800 MBoe. Production from the Cushing Field is primarily from multiple Pennsylvanian age sands at depths from 1,200 to 2,500 feet. Our affiliate, Mid-Con Energy Operating, operates approximately 3,360 acres in the Cushing Field, the majority of which are being produced under waterflood. We are currently engaged in a workover program on this property to develop additional zones in existing wellbores and to return wells to production. We operate 72 gross (26 net) producing wells and 35 gross (13 net) injection wells in this field with an average working interest of 38%. As of June 30, 2011, our properties in this field were producing 286 Boe per day gross, 91 Boe per day net, and contained 596 MBoe of estimated net proved reserves. Waterflooding in the Cushing field was initiated in some areas by about 1955, although waterflood pilot testing began on some leases as early as 1949. We believe that reservoir fill up probably has occurred within the main reservoir(s) on these properties. However, the historical injection and production records necessary to determine fill up status are not available. The Cushing field is flooded on a lease basis and not as units, with waterflood responses varying from lease to lease. The Cushing Field is a mature waterflood area which has already reached its peak production rate. We will continue our efforts to maximize production and reserves from the Cushing Field through workovers and recompletions.

Skiatook Project.  The Skiatook Waterflood Project is in the Skiatook Field, an oil-weighted field located in Osage County, Oklahoma. Since its discovery in 1919, the Skiatook Field has produced approximately 1,172 MBoe. Production from the Skiatook Project is primarily from the Bartlesville and Burgess formations at an average depth of approximately 1,600 feet. The Skiatook Project was developed by and is operated by our affiliate, Mid-Con Energy Operating, and is being produced under waterflood. Injection began during December 2006, and production response to injection started in January 2008. We own 14 gross (14 net) producing and 5 gross (5 net) injection wells in this field with a working interest of 100%. As of June 30, 2011, our properties in this field were producing 30 Boe per day gross, 25 Boe per day net, and contained 363 MBoe of estimated net proved reserves. The current rate of 30 Boe per day gross is approximately 57% of the future peak rate as estimated in our June 30, 2011 reserve report, and has increased from 27 Boe per day gross for the month of January 2010. As a result of ongoing response to waterflooding, proved producing and proved developed reserves represent 50% and 50%, respectively, as of June 30, 2011, of the total proved reserves, compared to 16% and 16%, respectively, as of January 1, 2010. Reservoir fill-up is estimated to be 8%.

Hugoton Basin

War Party I and II Units.  The War Party I and II Units are in the SE Guymon Field, an oil-weighted field located in Texas County, Oklahoma. The War Party I and II Units were formed as waterflood units in 2001 and 2002, respectively. War Party I and II Units have collectively produced approximately 5,379 MBoe since discovery. Production from the War Party I and II Units is from the Cherokee formation at an average depth of approximately 5,800 feet. The War Party I and II Units are operated by our affiliate, Mid-Con Energy Operating, and both are being produced under waterflood. Injection began during November 2001 and July 2002 for War Party Unit I and War Party Unit II, respectively, and production response to injection started in February 2002 and March 2003 for War Party Unit I and War Party Unit II, respectively. We own 39 gross (26 net) producing wells and 15 gross (10 net) injection wells in both units with an average working interest in War Party I of 86% and in War Party II of 54%. As of June 30, 2011, our properties in these units were producing 209 Boe per day gross, 120 Boe per day net, and contained 567 MBoe of estimated net proved reserves. These are mature waterflood properties which have already reached peak production rates and where injection commenced several years prior to our acquisition. We believe that reservoir fill up probably has occurred within the main reservoir(s) on these properties. However, the historical injection and production records necessary to determine fill up status are not available. We are currently working to maximize production and reserves from these units through workovers and by returning idle wells to production.

Harker Ranch Unit.  The Harker Ranch Unit is in the Harker Ranch Field, an oil-weighted field located in Cheyenne County, Colorado. Since its discovery in 1989, the Harker Ranch Unit has produced over 905 MBoe. Production from the Harker Ranch Field is from the Morrow formation at an average depth of approximately 5,200 feet. The Harker Ranch Unit was formed and is operated by our affiliate, Mid-Con Energy Operating, and is being produced under waterflood. Injection began during September 2006, and production response to injection started in May 2008. We own 4 gross (4 net) producing and 2 gross (2 net) injection wells in this unit with a working interest of 100%. As of June 30, 2011, our properties in this unit were producing 26 Boe per day gross, 21 Boe per day net, and contained 153 MBoe of estimated net proved reserves. The current rate of 26 Boe per day gross is approximately 44% of the future peak rate as estimated in our June 30, 2011 reserve report, and is relatively unchanged from 27 Boe per day gross for the month of January 2010. As a result of ongoing response to waterflooding, proved producing and proved developed reserves represent 27% and 27%, respectively, as of June 30, 2011, of the total proved reserves, compared to 9% and 9%, respectively, as of January 1, 2010. Reservoir fill-up is estimated to be 59%.

Other Properties

Decker Unit.  The Decker Unit is in the NW Little Field, an oil-weighted field located in Seminole County, Oklahoma. Since its discovery in 1954, the Decker Unit has produced approximately 566 MBoe. Production from the Decker Unit is from the Earlsboro formation at an average depth of approximately 3,600 feet. The Decker Unit was formed and is operated by our affiliate, Mid-Con Energy Operating, and is being produced under waterflood. Injection began during December 2008, and production response to injection started in September 2009. We own 8 gross (8 net) producing and 4 gross (4 net) injection wells in this unit with an average working interest of 98%. As of June 30, 2011, our properties in this unit were producing 23 Boe per day gross, 18 Boe per day net, and contained 216 MBoe of estimated net proved reserves. The current rate of 23 Boe per day gross is approximately 30% of the future peak rate as estimated in our June 30, 2011 reserve report, and has increased from 18 Boe per day gross for the month of January 2010. As a result of ongoing response to waterflooding, proved producing and proved developed reserves represent 23% and 100%, respectively, as of June 30, 2011, of the total proved reserves, compared to 4% and 4%, respectively, as of January 1, 2010. Reservoir fill-up is estimated to be 56%.

The balance of the Company’s properties, located throughout the State of Oklahoma, consist of a mix of operated and non-operated properties, none of which are under waterflood. As of June 30, 2011, our other properties contained 231 MBoe of estimated net proved reserves and generated average net production of 75 Boe per day for the month ended June 30, 2011.

Oil and Natural Gas Reserves and Production

Internal Controls Relating to Reserve Estimates

Our proved reserves are estimated at the well or unit level and compiled for reporting purposes by our reservoir engineering staff. Reserves are reviewed internally by our senior management on a quarterly basis. Following the consummation of this offering, we anticipate that the audit committee of our board of directors will conduct a similar review on a quarterly basis. We expect to have our reserve estimates audited by our independent third-party reserve engineers, Cawley, Gillespie & Associates, Inc., at least annually.

Our staff works closely with Cawley, Gillespie & Associates, Inc., our independent petroleum engineers, to ensure the integrity, accuracy and timeliness of data that is furnished to them for their reserve audit process. To facilitate their audit of our reserves, we provide Cawley, Gillespie & Associates, Inc. with any information they may request, including all of our reserve information as well as geologic maps, well logs, production tests, material balance calculations, well performance data, operating procedures, lease operating expenses, product pricing, production taxes and relevant economic criteria. We also make all of our pertinent personnel available to Cawley, Gillespie & Associates, Inc. to respond to any questions they may have.

Technology Used to Establish Proved Reserves

Under the SEC rules, proved reserves are those quantities of oil and natural gas that by analysis of geoscience and engineering data can be estimated with reasonable certainty to be economically producible from a given date forward from known reservoirs, and under existing economic conditions, operating methods and government regulations. The term “reasonable certainty” implies a high degree of confidence that the quantities of oil and natural gas actually recovered will equal or exceed the estimate. Reasonable certainty can be established using techniques that have been proven effective by actual production from projects in the same reservoir or an analogous reservoir or by other evidence using reliable technology that establishes reasonable certainty. Reliable technology is a grouping of one or more technologies (including computational methods) that have been field tested and have been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

To establish reasonable certainty with respect to our estimated proved reserves, our internal reserve engineers and Cawley, Gillespie & Associates, Inc. employed technologies that have been demonstrated to yield results with consistency and repeatability. The technologies and economic data used in the estimation of our proved reserves include, but are not limited to, electrical logs, radioactivity logs, core analyses, geologic maps and available downhole and production data, injection data, seismic data and well test data. Reserves attributable to producing properties with sufficient production history were estimated using appropriate decline curves or other performance relationships. Reserves attributable to producing properties with limited production history and for undeveloped locations were estimated using performance from analogous properties in the surrounding area and geologic data to assess the reservoir continuity. These properties were considered to be analogous based on production performance from the same formation and similar completion techniques.

Qualifications of Responsible Technical Persons

Internal Mid-Con Energy Operating Person.  Robbin W. Jones, P.E., Vice President and Chief Engineer of our general partner, is the technical person primarily responsible for overseeing the preparation of our reserves estimates. Mr. Jones has over 30 years of industry experience with positions of increasing responsibility in management, production, reservoir engineering and reserve evaluations with companies such as Enserch Exploration, Caruthers Producing, Diamond Energy Operating Company, Equinox Oil Company and Schlumberger Data & Consulting Services. In 1981, he received a Bachelor of Science degree in Petroleum Engineering from the

University of Tulsa. He is a Registered Professional Engineer in the States of Louisiana and Texas and a member of the Society of Petroleum Engineers.

Cawley, Gillespie & Associates, Inc.  Cawley, Gillespie & Associates, Inc. is an independent oil and natural gas consulting firm. No director, officer, or key employee of Cawley, Gillespie & Associates, Inc. has any financial ownership in our predecessor, the Mid-Con Affiliates, Mid-Con Energy Operating, Yorktown or any of their respective affiliates. Cawley, Gillespie & Associates, Inc.’s compensation for the required investigations and preparation of its report is not contingent upon the results obtained and reported. Cawley, Gillespie & Associates, Inc. has not performed other work for our predecessor, the Mid-Con Affiliates or Mid-Con Energy Operating. Cawley, Gillespie & Associates, Inc. has performed services for certain of Yorktown’s portfolio companies. The engineering audit presented in the Cawley, Gillespie & Associates, Inc. report was overseen by Bob Ravnaas, P.E., Executive Vice President. Mr. Ravnaas is an experienced reservoir engineer having been a practicing petroleum engineer since of 1981. He has more than 28 years of experience in reserves evaluation. Mr. Ravnaas received a BS with special honors in Chemical Engineering from the University of Colorado at Boulder in 1979, and a M.S. in Petroleum Engineering from the University of Texas at Austin in 1981. He is a Registered Professional Engineer in the State of Texas, a member of the Society of Petroleum Engineers, the Society of Petroleum Evaluation Engineers, the American Association of Petroleum Geologists and the Society of Petrophysicists and Well Log Analysts.

Estimated Proved Reserves

The following table presents our estimated net proved oil and natural gas reserves and the standardized measure amounts associated with our estimated proved reserves attributable to our properties as of December 31, 2010, and as of June 30, 2011, in each case, based on reserve reports prepared by our reservoir engineering staff and audited by Cawley, Gillespie & Associates, Inc.

	Pro Forma as of	Pro Forma as of
	December 31,	June 30,
	2010(2)	2011(3)

Reserve Data(1):
Estimated proved reserves (MBoe)	7,116	7,907
Estimated proved developed reserves (MBoe)	3,710	5,605
Estimated proved undeveloped reserves (MBoe)	3,406	2,302
Standardized Measure (in millions)(4)	$182.1	$233.1

(1)	Our estimated net proved reserves and related standardized measure were determined using index prices for oil and natural gas, without giving effect to commodity derivative contracts, held constant throughout the life of the properties. The unweighted arithmetic average first-day-of-the-month prices for the prior twelve months were $79.43 per Bbl for oil and $4.37 per MMBtu for natural gas at December 31, 2010 and $89.96 per Bbl for oil and $4.20 per MMBtu for natural gas at June 30, 2011. These prices were adjusted by lease for quality, transportation fees, location differentials, marketing bonuses or deductions and other factors affecting the price received at the wellhead. For the year ended December 31, 2010, the relevant average realized prices for oil and natural gas were $74.15 per Bbl and $7.58 per Mcf, respectively, on a pro forma basis. For the six months ended June 30, 2011, the relevant average realized prices for oil and natural gas were $93.68 per Bbl and $8.48 per Mcf, respectively, on a pro forma basis. Realized natural gas sales price per Mcf includes the sale of natural gas liquids for both the years ended December 31, 2010 and the six months ended June 30, 2011.

(2)	Excludes certain properties which represented approximately 1% of our proved reserves by value, as calculated using the standardized measure, as of June 30, 2011 that were sold to the Mid-Con Affiliates on June 30, 2011.

(3)	Includes the working interests to be acquired from J&A Oil Company and Charles R. Olmstead immediately prior to the closing of this offering.

(4)	Standardized measure is calculated in accordance with Statement of Financial Accounting Standards No. 69 Disclosures About Oil and Gas Producing Activities, as codified in ASC Topic 932, Extractive Activities—Oil and Gas. Because we are a limited partnership, we are generally not subject to federal or state income taxes and thus make no provision for federal or state income taxes in the calculation of our standardized measure. For a description of our commodity derivative contracts, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Derivative Contracts.”

The data in the table above represent estimates only. Oil and gas reserve engineering is inherently a subjective process of estimating underground accumulations of oil that cannot be measured exactly. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Accordingly, reserve estimates may vary from the quantities of oil that are ultimately recovered. For a discussion of risks associated with internal reserve estimates, please read “Risk Factors—Risks Related to Our Business—Our estimated proved reserves and future production rates are based on many assumptions that may prove to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our estimated reserves.”

Future prices received for production and costs may vary, perhaps significantly, from the prices and costs assumed for purposes of these estimates. The standardized measure amounts shown above should not be construed as the current market value of our estimated oil reserves. The 10% discount factor used to calculate standardized measure, which is required by Financial Accounting Standard Board pronouncements, is not necessarily the most appropriate discount rate. The present value, no matter what discount rate is used, is materially affected by assumptions as to timing of future production, which may prove to be inaccurate.

Development of Proved Undeveloped Reserves

The following table represents a summary of activity within our proved undeveloped reserve category for the year ended December 31, 2010:

	Oil	Gas	Total
	(MBbl)	(MMcf)	(MBoe)

Proved undeveloped reserves-beginning of year	3,686	—	3,686
Transferred to proved developed through drilling	(333)	—	(333)
Increase (decrease) due to evaluation reassessments and drilling results, net	(234)	—	(234)
Acquisition of reserves	287	—	287
Reduction of proved developed reserves aged five or more years	—	—	—
Proved undeveloped reserves-end of year	3,406	—	3,406

None of our proved undeveloped reserves at June 30, 2011 are scheduled to be developed on a date more than five years from the date the reserves were initially booked as proved undeveloped. Historically, our capital expenditures were substantially funded from investment capital, bank debt and cash flow from operations. Consistent with the typical waterflood response time range of six to eighteen months from initial development, the transfer of proved undeveloped reserves to the proved developed category through drilling is attributable to development costs incurred in prior years. During 2010, our capital expenditures for development drilling were approximately $12.9 million. Based on our current expectations of our cash flow, we believe that we can fund the development of our proved undeveloped reserves associated with our waterflood operations from our cash flow from operations and, if needed, borrowings from our new credit facility. For a more detailed discussion of our pro forma liquidity position, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” For more information about our predecessor’s historical costs associated with the development of proved undeveloped reserves, please read Note 11 to the Historical Consolidated Financial Statements of our predecessor as of and for the year ended December 31, 2010.

Production, Revenues and Price History

The following table sets forth information regarding combined net production of oil and certain price and cost information based on historical information for each of the periods presented:

			Mid-Con Energy I, LLC and
	Mid-Con Energy		Mid-Con Energy II, LLC
	Corporation		(combined)
	(consolidated)		Six
	Year	Year	Months	Year	Nine Months
	Ended	Ended	Ended	Ended	Ended
	June 30,	June 30,	December 31,	December 31,	September 30,
	2008	2009	2009	2010	2010	2011

Production and operating data:
Net production volumes:
Oil (MBbls)	145	153	87	228	159	278
Natural gas (MMcf)	86	341	140	191	148	126
Total (MBoe)	159	210	110	260	184	299
Average net production (Boe/d)	437	575	602	710	674	1,094
Average sales price:(1)
Oil (per Bbl)	$94.20	$66.87	$66.11	$74.07	$71.53	$90.31
Natural gas (per Mcf)	$7.17	$6.37	$5.33	$7.44	$7.44	$7.72
Average price per Boe	$89.59	$59.13	$58.84	$70.46	$67.92	$87.21
Average unit costs per Boe:
Oil and natural gas production expenses	$31.39	$25.56	$22.11	$24.05	$25.30	$19.93
Production taxes	$5.93	$3.00	$2.45	$3.17	$2.84	$3.74
General and administrative and other	$11.73	$8.41	$6.40	$3.79	$3.85	$1.85
Depreciation, depletion and amortization	$9.21	$10.01	$21.43	$20.07	$22.16	$13.33

(1)	Prices do not include the effects of derivative cash settlements.

Development Activities

Since January 2010, we have undertaken an extensive program, consisting of drilling approximately 78 gross (47 net) development wells, mostly in our Southern Oklahoma core area. Approximately half of these development wells are injection wells, and the remainder are producing wells. The program has successfully increased injection and production. We expect that this program will be substantially completed by December 31, 2011, and should result in modest future capital expenditure requirements.

In our Northeastern Oklahoma core area, since early 2010, we have been engaged in an active acquisition and corresponding exploitation program in our Cleveland Field. We have acquired a number of leases adjacent to our legacy properties that have been operated since 1985. These acquisitions have resulted in an approximately 70% increase in our acreage position in the field. Our exploitation program has consisted of returning wells to production on acquired leases, recompleting shallower horizons and expanding waterflood operations to include previously unflooded reservoirs.

Effective June 1, 2011, we acquired two waterflood units, War Party I and II Units, in our Hugoton Basin core area. We recently engaged in a workover program to return a number of inactive wells in these units to production, to optimize producing well rates and to increase injection. This program was substantially completed on October 31, 2011.

The following table sets forth information with respect to development activities during the periods indicated. The information should not be considered indicative of future performance, nor should a correlation be assumed between the number of productive wells drilled, quantities of reserves found or economic value.

	Year Ended December 31,
	2008		2009		2010
	Gross	Net	Gross	Net	Gross	Net

Development wells:
Productive	4	2	7	2	21	13
Injection	2	2	1	1	10	5
Dry	—	—	—	—	4	2
Exploratory wells:
Productive	—	—	—	—	—	—
Dry	—	—	—	—	—	—
Total wells:

Productive	4	2	7	2	21	13
Injection	2	2	1	1	10	5
Dry	—	—	—	—	4	2

Total	6	4	8	3	35	20

We are currently conducting multiple development activities, including the drilling of 1 gross (1 net) production wells. Because we focus primarily on secondary recovery, our drilling activity is not indicative of our development activity as is typical with oil and gas exploration and primary production companies. Additionally, in our Southern Oklahoma core area, we are in the process of drilling approximately 80 gross (43 net) wells, with 64 gross (34 net) gross drilled as of the date of this offering, with a focus on improving the infrastructure of the waterfloods in Carter and Love Counties, Oklahoma. Also, we are in the process of completing approximately 50 gross (34 net) workovers in the Northeastern Oklahoma core area, consisting of approximately 25 gross (24 net) workovers in the Cleveland Field and approximately 25 gross (10 net) workovers in the Cushing Field.

Productive Wells

The following table sets forth information at June 30, 2011 relating to the productive wells in which we, on a pro forma basis, owned a working interest as of that date. Productive wells consist of producing wells and wells capable of production, including natural gas wells awaiting pipeline connections to commence deliveries and oil wells awaiting connection to production facilities. Gross wells are the total number of producing wells in which we own an interest, and net wells are the sum of our fractional working interests owned in gross wells.

	Oil		Natural Gas		Injection
	Gross	Net	Gross	Net	Gross	Net

Operated	269	174	1	1	123	73
Non-operated	1	—	4	1	—	—

Total	270	174	5	2	123	73

Developed Acreage

The following table sets forth information as of June 30, 2011 relating to our pro forma leasehold acreage. Acreage related to royalty, overriding royalty and other similar interests is excluded from this table. As of June 30, 2011 substantially all of our leasehold acreage was held by production.

	Developed Acreage
	Gross	Net

Southern Oklahoma	8,664	4,889
Northeastern Oklahoma	6,119	3,776
Hugoton Basin	5,952	4,373
Other	1,281	763

Total	22,016	13,800

Delivery Commitments

We will have no delivery commitments with respect to our production upon the closing of this offering.

Operations

General

We operated approximately 98% of our properties, as calculated on a Boe basis as of June 30, 2011, through our affiliate, Mid-Con Energy Operating. All of our non-operated wells are managed by third-party operators who are typically independent oil and natural gas companies. We design and manage the development, recompletion or workover for all of the wells we operate and supervise operation and maintenance activities. We do not own the drilling rigs or other oil field services equipment used for drilling or maintaining wells on the properties we operate.

We engage numerous independent contractors in each of our core areas to provide all of the equipment and personnel associated with our drilling and maintenance activities, including well servicing, trucking and water hauling, bulldozing, and various downhole services (e.g., logging, cementing, perforating and acidizing). These services are short-term in duration (often being completed in less than a day) and are typically governed by a one-page service order that states only the parties’ names, a brief description of the services and the price.

We also engage several independent contractors to provide hydraulic fracturing services. These services are usually completed in four to six hours utilizing lower pressures and volumes of fluid than are typically employed in connection with multi-stage hydraulic fracturing jobs performed in connection with unconventional oil and gas shale plays. These services are not normally governed by long-term services contracts, but instead are generally performed under one-time service orders, which state the parties’ names and the price. These service orders sometimes contain additional terms addressing, for example, taxes, payment due dates, warranties and limitations of the contractor’s liability to damages arising from the contractor’s gross negligence or willful misconduct.

Pursuant to a services agreement to be entered into in connection with the closing of this offering, our affiliate, Mid-Con Energy Operating, will provide certain services to us, including management, administrative and operating services, which include marketing, geological and engineering services.

Geological and Engineering Services

Mid-Con Energy Operating employs production and reservoir engineers, geologists and land specialists, as well as field production supervisors. Through the services agreement, we have the direct operational support of a staff of 23 petroleum professionals with significant technical expertise. We believe that this technical expertise, which includes extensive experience utilizing secondary recovery methods, particularly waterfloods, differentiates us from, and provides us with a competitive advantage over, many of our competitors. Please read “Certain Relationships and Related Party Transactions—Agreements with Affiliates in Connection with the Transactions—Services Agreement.”

Administrative Services

Mid-Con Energy Operating will also provide us with management, administrative and operational services under the services agreement. We will reimburse Mid-Con Energy Operating, on a cost basis, for the allocable expenses it incurs in performing these services. Mid-Con Energy Operating will have substantial discretion to determine in good faith which expenses to incur on our behalf and what portion to allocate to us. For a detailed description of the administrative services provided by Mid-Con Energy Operating pursuant to the services agreement, please read “Certain Relationships and Related Party Transactions—Agreements with Affiliates in Connection with the Transactions—Services Agreement.”

Oil and Natural Gas Leases

The typical oil lease agreement covering our properties provides for the payment of royalties to the mineral owner for all hydrocarbons produced from any well drilled on the lease premises. The lessor royalties and other leasehold burdens on our properties range from less than 10% to 33%, resulting in a net revenue interest to us ranging from 67% to 87.5%, or 83.8% on average, on a 100% working interest basis. Based on the standardized measure, our value-weighted average net revenue interest on our properties was approximately 81.8%, on a 100% working interest basis, based on our June 30, 2011 reserve report. Most of our leases are held by production and do not require lease rental payments.

Marketing and Major Customers

For the year ended December 31, 2010, and for the nine months ended September 30, 2011, purchases by Sunoco Logistics accounted for approximately 76% and 87%, respectively, of our total sales revenues. We recently entered into a new crude oil purchase contract with Enterprise, which will be effective as of January 1, 2012. We anticipate that, as a result of this new contract, sales to Enterprise will account for a significant portion of our 2012 sales revenues. Our production is and will continue to be marketed by our affiliate, Mid-Con Energy Operating, under these crude oil purchase contracts. By selling a substantial majority of our current production to Sunoco Logistics and our future production to Sunoco Logistics and Enterprise under these contracts, we believe that we have obtained and will continue to receive more favorable pricing than would otherwise be available to us if smaller amounts had been sold to several purchasers based on posted prices.

The loss of Sunoco Logistics, Enterprise or any of our other customers could temporarily delay production and sale of our oil and natural gas. If we were to lose any of our significant customers, we believe that under current market conditions, we could identify substitute customers to purchase the impacted production volumes. However, if Sunoco Logistics or Enterprise dramatically decreased or ceased purchasing oil from us, we may have difficulty finding substitute customers to purchase our production volumes at comparable rates. For a discussion of risks associated with our relationship with our significant customers, please read “Risk Factors—Risks Related to our Business—We are primarily dependent upon a small number of customers for our production sales and we may experience a temporary decline in revenues and production if we lose any of those customers.”

Hedging Activities

We intend to enter into commodity derivative contracts with unaffiliated third parties to achieve more predictable cash flow and to reduce our exposure to short-term fluctuations in oil and natural gas prices. Our current commodity derivative contracts are primarily fixed price swaps (with collars) with NYMEX prices and option agreements. For a more detailed discussion of our hedging activities, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosure About Market Risk.”

Competition

We operate in a highly competitive environment for acquiring properties and securing trained personnel. Many of our competitors possess and employ financial resources substantially greater than ours, which can be particularly important in the areas in which we operate. Some of our competitors may also possess greater technical and personnel resources than us. As a result, our competitors may be able to pay more for productive oil properties and exploratory prospects, as well as evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit. Our ability to acquire additional properties and to acquire and develop reserves will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. In addition, there is substantial competition for capital available for investment in the oil and natural gas industry.

We are also affected by competition for drilling rigs, completion rigs and the availability of related equipment and services. In recent years, the United States onshore oil and natural gas industry has experienced shortages of drilling and completion rigs, equipment, pipe and personnel, which have delayed development drilling and other exploitation activities and caused significant increases in the prices for this equipment and personnel. We are unable to predict when, or if, such shortages may occur or how they would affect our development and exploitation programs.

Title to Properties

Prior to completing an acquisition of producing oil properties, we perform title reviews on significant leases, and depending on the materiality of properties, we may obtain a title opinion or review previously obtained title opinions. As a result, title examinations have been obtained on a significant portion of our properties. After an acquisition, we review the assignments from the seller for scrivener’s and other errors and execute and record corrective assignments as necessary.

We initially conduct only a review of the titles to our properties on which we do not have proved reserves. Prior to the commencement of drilling operations on those properties, we conduct a thorough title examination and perform curative work with respect to significant defects. To the extent title opinions or other investigations reflect title defects on those properties, we are typically responsible for curing any title defects at our expense. We generally will not commence drilling operations on a property until we have cured any material title defects on such property.

We believe that we have satisfactory title to all of our material properties. Although title to these properties is subject to encumbrances in some cases, such as customary interests generally retained in connection with the acquisition of real property, customary royalty interests and contract terms and restrictions, liens under operating agreements, liens related to environmental liabilities associated with historical operations, liens for current taxes and other burdens, easements, restrictions and minor encumbrances customary in the oil and natural gas industry, we believe that none of these liens, restrictions, easements, burdens and encumbrances will materially detract from the value of these properties or from our interest in these properties or materially interfere with our use of these properties in the operation of our business. In addition, we believe that we have obtained sufficient rights-of-way grants and permits from public authorities and private parties for us to operate our business in all material respects as described in this prospectus.

Hydraulic Fracturing

Hydraulic fracturing has been a routine part of the completion process for the majority of the wells on our producing properties in Oklahoma and Colorado for several decades. Most of our properties are dependent on our ability to hydraulically fracture the producing formations. We are currently conducting hydraulic fracturing activities in our Northeastern Oklahoma and Southern Oklahoma core areas. All of our leasehold acreage is currently held by production from existing wells. Therefore, fracturing is not currently required to maintain this acreage but it will be required in the future to develop the majority of our proved behind pipe and proved undeveloped reserves associated with this acreage. Nearly all of our proved behind pipe and proved undeveloped reserves associated with future drilling and recompletion projects, or 32% of our total estimated proved reserves as of June 30, 2011, will be subject to hydraulic fracturing. Although the cost of each well will vary, on average approximately 12.5% of the total cost of drilling and completing a well is associated with hydraulic fracturing activities. These costs are treated in the same way that all other costs of drilling and completing our wells are treated and are built into and funded through our normal capital expenditure budget. Of our $5.0 million of estimated maintenance capital expenditures for the year ended December 31, 2012, approximately $0.7 million is expected to be attributable to hydraulic fracturing.

Almost all of our hydraulic fracturing operations are conducted on vertical wells. The fracture treatments on these wells are much smaller and utilize much less water than what is typically used on most of the shale gas wells that are being drilled throughout the United States. For example, a “typical” hydraulic fracture stimulation on a Marcellus shale well is pumped in five or more stages, utilizing a total of 4 million gallons of water and 1.5 million pounds of sand. In comparison, for our wells, a large hydraulic fracture stimulation on one of our new wells would be pumped in three stages utilizing a total of 50,000 gallons of water and 60,000 pounds of sand. Typical hydraulic fracture stimulation for a recompletion of one of our existing wells would be pumped in one stage, utilizing about 20,000 gallons of water and 15,000 pounds of sand.

We follow applicable industry standard practices and legal requirements for groundwater protection in our operations, subject to close supervision by state and federal regulators, which conduct many inspections during operations that include hydraulic fracturing. These protective measures include setting surface casing below the deepest known depth of all subsurface potable water, a depth sufficient to protect fresh water zones as determined by regulatory agencies, and cementing the well casing to create a permanent isolating barrier between the casing pipe and surrounding geological formations. This aspect of well design essentially eliminates a pathway for underground migration of the fracturing fluid to contact any fresh or potable water aquifers during the hydraulic fracturing operations. For recompletions of existing wells, the production casing is pressure tested prior to perforating the new completion interval. Chemical additives used in hydraulic fracturing are described in our hydraulic fracturing contractor’s material safety data sheets which describe their proper use and safe handling procedures. Fracturing contractor employees are trained in the safe handling of all fracturing fluids, chemical additives and materials and are required to wear appropriate protective clothing, eye and foot wear. Other protective measures include extensive safety briefings prior to conducting fracturing operations, testing of pumping equipment and surface lines to pressures exceeding expected maximum fracture treating pressures prior to conducting fracturing operations, detailed fracture treating process checklists used by our fracturing contractors, and guidelines for the disposal of excess fracturing fluids.

Fracture treating rates and pressures are monitored instantaneously and in real time at the surface during our hydraulic fracturing operations. Pressure is monitored on surface pumping equipment and associated treating lines, the treating string and, where applicable, the immediate annulus to the treating string. Hydraulic fracturing operations would be shut down if an abrupt change occurred in the treating pressure or annular pressure.

Regulations applicable to our operating areas do not currently require, and we do not currently evaluate, the environmental impact of typical additives used in fracturing fluid. We note, however, that approximately 98% of the hydraulic fracturing fluids we use are made up of water and sand.

We minimize the use of water and dispose of it in a way that essentially eliminates the impact to nearby surface water by disposing excess water and water that is produced back from the wells into approved disposal or injection wells. We currently do not intentionally discharge water to the surface.

To our knowledge, there have not been any incidents, citations or suits related to environmental concerns from our fracturing operations.

If a surface spill or a leak were to occur, it would be controlled, contained and remediated in accordance with the applicable requirements of state oil and gas commissions, as well as any Spill Prevention, Control and Countermeasures (SPCC) plans we maintain in accordance with EPA requirements. This would include any action up to and including total abandonment of the wellbore.

Since hydraulic fracturing activities are part of our operations, they are covered by our insurance against claims made for bodily injury, property damage and clean up costs stemming from a sudden and accidental pollution event. We may not have coverage if we are unaware of the pollution event and unable to report the “occurrence” to our insurance company within the time frame required under our insurance policy. We have no coverage for gradual, long-term pollution events.

For information regarding existing and proposed governmental regulations regarding hydraulic fracturing and related environmental matters, please read “—Environmental Matters and Regulation—Water Discharges.” For related risks to our unitholders, please read “Risk Factors—Risks Related to Our Business—Federal and State legislative and regulatory initiatives relating to hydraulic fracturing could result in increased costs and additional operating restrictions or delays.”

We maintain insurance coverage against potential losses that we believe is customary in the industry. We currently maintain general liability insurance and commercial umbrella liability insurance with limits of $1 million and $5 million per occurrence, respectively, and $2 million and $5 million in the aggregate, respectively. There is a $1,000 per claim deductible for only our property damage liability and our containment and pollution coverage included as part of our general liability insurance and a $10,000 retention for our commercial umbrella liability insurance. Our general liability insurance covers us for, among other things, legal and contractual liabilities arising out of property damage and bodily injury, for sudden or accidental pollution liability. Our commercial umbrella liability insurance is in addition to and triggered if the general liability insurance policy limits are exceeded. In addition, we maintain control of well insurance with per occurrence limits of $5 million and retentions of $50,000. Our control of well policy insures us for blowout risks associated with drilling, completing and operating our wells, including above ground pollution.

Our current insurance policies provide coverage for losses arising out of our hydraulic fracturing operations. These policies may not cover fines, penalties or costs and expenses related to government mandated clean-up of pollution. In addition, these policies do not provide coverage for all liabilities, and we cannot assure you that the insurance coverage will be adequate to cover claims that may arise, or that we will be able to maintain adequate insurance at rates we consider reasonable. A loss not fully covered by insurance could have a material adverse effect on our financial position, results of operations and cash flows.

Environmental Matters and Regulation

General

Our operations are subject to stringent and complex federal, tribal, state and local laws and regulations governing environmental protection as well as the discharge of materials into the environment. These laws and regulations may, among other things (i) require the acquisition of permits to conduct exploration, drilling and production operations; (ii) restrict the types, quantities and concentration of various substances that can be released into the environment or injected into formations in connection with oil drilling and production activities; (iii) limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas; (iv) require remedial measures to mitigate pollution from former and ongoing operations, such as requirements to close pits and plug abandoned wells; and (v) impose substantial liabilities for pollution resulting from drilling and production operations. Any failure to comply with these laws and regulations may result in the assessment of administrative, civil, and criminal penalties, the imposition of corrective or remedial obligations, and the issuance of orders enjoining performance of some or all of our operations.

These laws and regulations may also restrict the rate of production below the rate that would otherwise be possible. The regulatory burden on the oil and natural gas industry increases the cost of doing business in the industry and consequently affects profitability. Additionally, the U.S. Congress and federal and state agencies frequently revise environmental laws and regulations, and any changes that result in more stringent and costly waste handling, disposal and cleanup requirements for the oil and natural gas industry could have a significant impact on our operating costs.

The clear trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment, and thus any changes in environmental laws and regulations or re-interpretation of enforcement policies that result in more stringent and costly waste handling, storage transport, disposal, or remediation requirements could have a material adverse effect on our financial position and results of operations. We may be unable to pass on such increased compliance costs to our customers. Moreover, accidental releases or spills may occur in the course of our operations, and we cannot assure you that we will not incur significant costs and liabilities as a result of such releases or spills, including any third-party claims for damage to property, natural resources or persons. While we believe that we are in substantial compliance with existing environmental laws and regulations and that continued compliance with existing requirements will not materially affect us, we can provide no assurance that we will not incur substantial costs in the future related to revised or additional environmental regulations that could have a material adverse effect on our business, financial condition and results of operations.

The following is a summary of the more significant existing environmental, health and safety laws and regulations to which our business operations are subject and for which compliance may have a material adverse impact on our capital expenditures, results of operations or financial position.

Hazardous Substances and Waste

The federal Resource Conservation and Recovery Act, as amended, or RCRA, and comparable state statutes and their respective implementing regulations, regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes. Under the auspices of the U.S. Environmental Protection Agency, or the EPA, most states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. Federal and state regulatory agencies can seek to impose administrative, civil and criminal penalties for alleged non-compliance with RCRA and analogous state requirements. Drilling fluids, produced waters, and most of the other wastes associated with the exploration, development, and production of oil, if properly handled, are exempt from regulation as hazardous waste under Subtitle C of RCRA. These wastes, instead, are regulated under RCRA’s less stringent solid waste provisions, state laws or other federal laws. However, it is possible that certain oil exploration, development and production wastes now classified as non-hazardous could be classified as hazardous wastes in the future. Any such change could result in an increase in our costs to manage and dispose of wastes, which could have a material adverse effect on our results of operations and financial position.

The Comprehensive Environmental Response, Compensation and Liability Act, as amended, or CERCLA, also known as the Superfund law, and comparable state laws impose liability, without regard to fault or legality of conduct, on classes of persons considered to be responsible for the release of a “hazardous substance” into the environment. These persons include the current and past owner or operator of the site where the release occurred, and anyone who disposed or arranged for the disposal of a hazardous substance released at the site. Under CERCLA, such persons may be subject to joint and several, strict liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. In addition, neighboring landowners and other third-parties may file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. We generate materials in the course of our operations that may be regulated as hazardous substances.

We currently own, lease, or operate numerous properties that have been used for oil and/or natural gas exploration, production and processing for many years. Although we believe that we have utilized operating and waste disposal practices that were standard in the industry at the time, hazardous substances, wastes, or hydrocarbons may have been released on, under or from the properties owned or leased by us, or on, under or from other locations, including off-site locations, where such substances have been taken for disposal. In addition, some of our properties have been operated by third parties or by previous owners or operators whose treatment and disposal of hazardous substances, wastes, or hydrocarbons was not under our control. These properties and the substances disposed or released on, under or from them may be subject to CERCLA, RCRA, and analogous state laws. Under such laws, we could be required to undertake response or corrective measures, which could include removal of previously disposed substances and wastes, cleanup of contaminated property or performance of remedial plugging or pit closure operations to prevent future contamination.

Water Discharges

The federal Water Pollution Control Act, as amended, also known as the Clean Water Act, and analogous state laws, impose restrictions and strict controls with respect to the discharge of pollutants, including oil and hazardous substances, into waters in the United States. The discharge of pollutants into federal or state waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state or tribal agency that has been delegated authority for the program by the EPA. Federal, state and tribal regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the Clean Water Act and analogous state laws and regulations. Spill prevention, control and countermeasure, or SPCC, plan requirements imposed under the Clean Water Act require appropriate containment berms and similar structures to help prevent the contamination of navigable waters in the event of a hydrocarbon tank spill, rupture or leak. In addition, the Clean Water Act and analogous state laws required individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. The Oil Pollution Act of 1990, as amended (the “OPA”), amends the Clean Water Act and establishes strict liability and natural resource damages liability for unauthorized discharges of oil into waters of the United States. OPA requires owners or operators of certain onshore facilities to prepare facility response plans for responding to a worst case discharge of oil into waters of the United States.

The Safe Drinking Water Act (the “SDWA”) and analogous state laws impose requirements relating to our underground injection activities. Under these laws, the EPA and state environmental agencies have adopted regulations relating to permitting, testing, monitoring, record-keeping and reporting of injection well activities, as well as prohibitions against the migration of injected fluids into underground sources of drinking water. We currently own and operate a number of injection wells, used primarily for reinjection of produced waters that are subject to SDWA requirements.

We employ conventional hydraulic fracturing techniques to increase the productivity of certain of our properties. This commonly used process involves the injection of water, sand and chemicals under pressure into rock formations to stimulate oil and natural gas production. The

U.S. Congress is considering legislation to amend the federal SDWA to require the disclosure of chemicals used by the oil and natural gas industry in connection with conventional hydraulic fracturing. If adopted, this legislation could establish an additional level of regulation and permitting at the federal level, and could make it easier for third parties to initiate legal proceedings based on allegations that chemicals used in the fracturing process could adversely affect the environment, including groundwater, soil and surface water. In addition, the EPA has recently asserted regulatory authority over certain hydraulic fracturing activities involving diesel fuel under the SDWA’s Underground Injection Program and has begun the process of drafting guidance documents on regulatory requirements for companies that plan to conduct hydraulic fracturing using diesel fuel. Moreover, the EPA announced on October 20, 2011 that it is also launching a study regarding wastewater resulting from hydraulic fracturing activities and currently plans to propose standards by 2014 that such wastewater must meet before being transported to a treatment plant. In addition, a number of other federal agencies are also analyzing a variety of environmental issues associated with hydraulic fracturing and could potentially take regulatory actions that impair our ability to conduct hydraulic fracturing activities. Some states, including Texas, and local governments have adopted, and others are considering, regulations to restrict and regulate hydraulic fracturing. For example, the State of Arkansas recently required certain oil and gas operators to cease water injection associated with hydraulic fracturing activities due to a concern that the injection was related to increased earthquake activity. Any similar actions by the State of Oklahoma could have a material adverse effect on our business, financial condition, results of operations and ability to make distributions to our unitholders.

Air Emissions

The federal Clean Air Act, as amended, and comparable state laws regulate emissions of various air pollutants through air emissions standards, construction and operating permitting programs and the imposition of other compliance requirements. These laws and regulations may require us to obtain pre-approval for the construction or modification of certain projects or facilities expected to produce or significantly increase air emissions, obtain and strictly comply with stringent air permit requirements or utilize specific equipment or technologies to control emissions. The need to obtain permits has the potential to delay the development of our projects.

We may be required to incur certain capital expenditures in the next few years for air pollution control equipment or other air emissions-related issues. For example, on July 28, 2011, the EPA proposed four sets of new rules which, if adopted, will impose stringent new standards for air emissions from oil and gas development and production operations, including crude oil storage tanks with a throughput of at least 20 barrels per day, condensate storage tanks with a throughput of at least 1 barrel per day, completions of new hydraulically fractured natural gas wells, and recompletions of existing natural gas wells that are fractured or refractured. The EPA will receive public comment and hold hearings regarding the proposed rules and must take final action by April 3, 2012. If adopted, these rules may require us to incur additional expenses to control air emissions from current operations and during new well developments by installing emissions control technologies and adhering to a variety of work practice and other requirements. Though the regulations ultimately adopted may change, we do not believe that such requirements will have a material adverse effect on our operations.

Climate Change

On December 15, 2009, the EPA published its findings that emissions of carbon dioxide, or CO2, methane, and other greenhouse gases, or GHGs, present an endangerment to public health and the environment because emissions of such gases are, according to the EPA, contributing to the warming of the earth’s atmosphere and other climate changes. These findings allow the EPA to adopt and implement regulations that would restrict emissions of GHGs under existing provisions of the federal Clean Air Act. The EPA has adopted two sets of regulations under the Clean Air Act. The first limits emissions of GHGs from motor vehicles beginning with the 2012 model year. The EPA has asserted that these final motor vehicle GHG emission standards trigger Clean Air Act construction and operating permit requirements for stationary sources, commencing when the motor vehicle standards took effect on January 2, 2011. On June 3, 2010, the EPA published its final rule to address the permitting of GHG emissions from stationary sources under the Prevention of Significant Deterioration, or “PSD,” and Title V permitting programs. This rule “tailors” these permitting programs to apply to certain stationary sources of GHG emissions in a multi-step process, with the largest sources first subject to permitting. It is widely expected that facilities required to obtain PSD permits for their GHG emissions also will be required to reduce those emissions according to “best available control technology” standards for GHG that have yet to be developed. In addition, in October 2009, the EPA published a final rule requiring the reporting of GHG emissions from specified large GHG emission sources in the U.S. beginning in 2011 for emissions occurring in 2010. On November 8, 2010, the EPA expanded this GHG reporting rule to include onshore oil production, processing, transmission, storage, and distribution facilities, with reporting beginning in 2012 for emissions occurring in 2011. On August 4, 2011, the EPA issued a proposed rule amending and clarifying certain provisions of the reporting rule and extended the 2012 reporting deadline to September 2012. We are required to report under this rule but we do not believe that our compliance costs associated with GHG reporting will be material.

In addition, both houses of U.S. Congress have previously considered legislation to reduce emissions of GHGs, and almost one-half of the states have already taken legal measures to reduce emissions of GHGs, primarily through the planned development of GHG emission inventories and/or regional GHG cap and trade programs. Most of these cap and trade programs work by requiring either major sources of emissions or major producers of fuels to acquire and surrender emission allowances, with the number of allowances available for purchase reduced each year until the overall GHG emission reduction goal is achieved. The adoption of any legislation or regulations that requires reporting of GHGs or otherwise limits emissions of GHGs from our equipment and operations could require us to incur costs to monitor and report on GHG emissions or reduce emissions of GHGs associated with our operations, and such requirements also could adversely affect demand for the oil that we produce.

Finally, it should be noted that some scientists have concluded that increasing concentrations of greenhouse gases in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other climatic events. If any such effects were to occur in areas where we operate, they could have an adverse effect on our assets and operations.

National Environmental Policy Act

Oil exploration, development and production activities on federal lands are subject to the National Environmental Policy Act, as amended, or NEPA. NEPA requires federal agencies, including the Department of Interior, to evaluate major agency actions having the potential to significantly impact the environment. In the course of such evaluations, an agency will prepare an environmental assessment that analyses the potential direct, indirect and cumulative impacts of a proposed project and, if necessary, will prepare a more detailed environmental impact statement that may be made available for public review and comment. Currently, we have no exploration and production activities on federal lands. However, for future or proposed exploration and development plans on federal lands, governmental permits or authorizations that are subject to the requirements of NEPA may be required. This process has the potential to delay the development of oil projects.

Endangered Species Act

The Endangered Species Act, as amended, or ESA, may impact exploration, development and production activities on public or private lands. The ESA provides broad protection for species of fish, wildlife and plants that are listed as threatened or endangered in the U.S., and prohibits taking of endangered species. Federal agencies are required to insure that any action authorized, funded or carried out by them is not likely to jeopardize the continued existence of listed species or modify their critical habitat. While our facilities are located in areas that are not currently designated as habitat for endangered or threatened species, the designation of previously unidentified endangered or threatened species habitats could cause us to incur additional costs or become subject to operating restrictions or bans in the affected areas.

OSHA

We are subject to the requirements of the federal Occupational Safety and Health Act, as amended, or OSHA, and comparable state statutes whose purpose is to protect the health and safety of workers. In addition, the OSHA hazard communication standard, the Emergency Planning and Community Right to Know Act and implementing regulations, and similar state statutes and regulations require that we organize and/or disclose information about hazardous materials used or produced in our operations and that this information be provided to employees, state and local governmental authorities and citizens. We believe that we are in substantial compliance with all applicable laws and regulations relating to worker health and safety.

Other Regulation of the Oil and Natural Gas Industry

General

Various aspects of our oil and natural gas operations are subject to extensive and frequently changing regulation as the activities of the oil and natural gas industry often are reviewed by legislators and regulators. Numerous departments and agencies, both federal and state, are authorized by statute to issue, and have issued, rules and regulations binding upon the oil and natural gas industry and its individual members.

The Federal Energy Regulatory Commission (“FERC”) regulates the transportation and sale for resale of natural gas in interstate commerce pursuant to the Natural Gas Act of 1938 (the “NGA”) and the Natural Gas Policy Act of 1978 (the “NGPA”). FERC regulates interstate oil pipelines under the provisions of the Interstate Commerce Act (“ICA”) as in effect in 1977 when ICA jurisdiction over oil pipelines was transferred to FERC, and the Energy Policy Act of 1992 (“EPAct 1992”). FERC is also authorized to prevent and sanction market manipulation in natural gas markets under the Energy Policy Act of 2005 (“EPAct 2005”) and to maintain oversight of public utility holding companies under the Public Utility Holding Company Act of 2005 (“PUHCA”). In 1989, Congress enacted the Natural Gas Wellhead Decontrol Act, which removed all remaining price and nonprice controls affecting wellhead sales of natural gas, effective January 1, 1993. While sales by producers of natural gas and all sales of crude oil, condensate and natural gas liquids can currently be made at uncontrolled market prices, Congress could reenact price controls in the future.

In addition, the Federal Trade Commission (“FTC”), and the CFTC hold statutory authority to prevent market manipulation in oil and energy futures markets, respectively. Together with FERC, these agencies have imposed broad rules and regulations prohibiting fraud and manipulation in oil and gas markets and energy futures markets. We are also subject to various reporting requirements that are designed to facilitate transparency and prevent market manipulation. Failure to comply with such market rules, regulations and requirements could have a material adverse effect on our business, results of operations, and financial condition.

Oil and NGLs Transportation Rates

Our sales of crude oil, condensate and NGLs are not currently regulated and are transacted at market prices. In a number of instances, however, the ability to transport and sell such products is dependent on pipelines whose rates, terms and conditions of service are subject to FERC jurisdiction under the ICA and EPAct 1992. The price we receive from the sale of oil and NGLs is affected by the cost of transporting those products to market. Interstate transportation rates for oil, natural gas liquids, and other products are regulated by the FERC, and in general, these rates must be cost-based or based on rates in effect in 1992, although FERC has established an indexing system for such transportation which allows such pipelines to take an annual inflation-based rate increase. Shippers may, however, contest rates that do not reflect costs of service. FERC has also established market-based rates and settlement rates as alternative forms of ratemaking in certain circumstances.

In other instances involving intrastate-only transportation of oil, NGLs, and other products, the ability to transport and sell such products is dependent on pipelines whose rates, terms and conditions of service are subject to regulation by state regulatory bodies under state statutes. Such pipelines may be subject to regulation by state regulatory agencies with respect to safety, rates and/or terms and conditions of service, including requirements for ratable takes or non-discriminatory access to pipeline services. The basis for intrastate regulation and the degree of regulatory oversight and scrutiny given to intrastate pipelines varies from state to state. Many states operate on a complaint-based system and state commissions have generally not initiated investigations of the rates or practices of liquids pipelines in the absence of a complaint.

Regulation of Oil and Natural Gas Exploration and Production

Our exploration and production operations are subject to various types of regulation at the federal, state and local levels. Such regulations include requiring permits, bonds and pollution liability insurance for the drilling of wells, regulating the location of wells, the method of drilling, casing, operating, plugging and abandoning wells, notice to surface owners and other third parties, and governing the surface use and restoration of properties upon which wells are drilled. Many states also have statutes or regulations addressing conservation of oil and gas resources, including provisions for the unitization or pooling of oil and natural gas properties, the establishment of maximum rates of production from oil and natural gas wells and the regulation of spacing of such wells.

Oklahoma (where most of our properties are currently located), allows forced pooling or integration of tracts to facilitate exploration, while other states rely on voluntary pooling of lands and leases. In some instances, forced pooling or unitization may be implemented by third parties and may reduce our interest in the unitized properties. In addition, state conservation laws establish maximum rates of production from oil wells, generally prohibit the venting or flaring of natural gas and impose requirements regarding the ratability of production. These laws and regulations may limit the amount of oil we can produce from our wells or limit the number of wells or the locations at which we can drill.

States also impose severance taxes and enforce requirements for obtaining drilling permits. For example, the State of Oklahoma, where most of our properties are located, currently imposes a production tax of 7.2% for oil and natural gas properties and an excise tax of 0.095%. A portion of our wells in the State of Oklahoma currently receive a reduced production tax rate due to the Enhanced Recovery Project Gross Production Tax Exemption. Additionally, production tax rates vary by state. States do not regulate wellhead prices or engage in other similar direct economic regulation, but there can be no assurance that they will not do so in the future.

In 2011, there were numerous new and proposed regulations related to oil and gas exploration and production activities. The failure to comply with these rules and regulations can result in substantial penalties. Our competitors in the oil and natural gas industry are subject to the same regulatory requirements and restrictions that affect our operations.

Pipeline Safety and Maintenance

Pipelines, gathering systems and terminal operations are subject to increasingly strict safety laws and regulations. Both the transportation and storage of refined products and crude oil involve a risk that hazardous liquids may be released into the environment, potentially causing harm to the public or the environment. In turn, such incidents may result in substantial expenditures for response actions, significant government penalties, liability to government agencies for natural resources damages, and significant business interruption. The

U.S. Department of Transportation (“DOT”) has adopted safety regulations with respect to the design, construction, operation, maintenance, inspection and management of our pipeline and storage facilities. These regulations contain requirements for the development and implementation of pipeline integrity management programs, which include the inspection and testing of pipelines and the correction of anomalies. These regulations also require that pipeline operation and maintenance personnel meet certain qualifications and that pipeline operators develop comprehensive spill response plans. States may also impose additional or more stringent safety standards on pipelines.

There have been recent initiatives to strengthen and expand pipeline safety regulations and to increase penalties for violations. Legislation has passed the United States Senate and is pending in the United States House of Representatives that would impose additional safety requirements on oil and natural gas pipelines. These additional safety requirements could have a material effect on our operations. In addition, recent regulatory initiatives undertaken by DOT could impose additional safety requirements, which could result in a material increase in transportation costs for oil and natural gas. However, it is unlikely that these pending statutory and regulatory measures would disproportionately affect our operations in comparison to the rest of the industry.

Legislation continues to be introduced in U.S. Congress, and the development of regulations continues in the Department of Homeland Security and other agencies concerning the security of industrial facilities, including oil and natural gas facilities. Our operations may be subject to such laws and regulations. Presently, we do not believe that compliance with these laws will have a material adverse impact on us.

The oil and natural gas industry is also subject to compliance with various other federal, state and local regulations and laws. Some of those laws relate to resource conservation and equal employment opportunity. We do not believe that compliance with these laws will have a material adverse effect on us.

Employees

The officers of our general partner will manage our operations and activities. However, neither we, our subsidiary, nor our general partner have employees. Immediately prior to the closing of this offering, our general partner will enter into a services agreement with Mid-Con Energy Operating pursuant to which Mid-Con Energy Operating will perform services for us, including the operation of our properties. Please read “Certain Relationships and Related Party Transactions —Agreements Governing the Transactions—Services Agreement.” Immediately after the closing of this offering, we expect that Mid-Con Energy Operating will have approximately 60 employees performing services for our operations and activities. We believe that Mid-Con Energy Operating has a satisfactory relationship with those employees.

Offices

Our headquarters are located at 2501 North Harwood Street, Suite 2410, Dallas, Texas 75201, with approximately 4,000 square feet of office space under lease. Our lease expires in 2016. For our principal operating office, we currently lease approximately 10,000 square feet of office space in Tulsa, Oklahoma at 2431 East 61st Street, Suite 850, Tulsa, Oklahoma 74136. Our lease expires in June 2012.

Legal Proceedings

Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we are not currently a party to any material legal proceedings. In addition, we are not aware of any significant legal or governmental proceedings against us, or contemplated to be brought against us, under the various environmental protection statutes to which we are subject.

MANAGEMENT

Management of Mid-Con Energy Partners, LP

Our general partner will manage our operations and activities on our behalf through its executive officers and board of directors. References in this prospectus to our officers and board of directors therefore refer to the officers and board of directors of our general partner. Our general partner is owned and controlled by the Founders.

Our general partner is not elected by our unitholders and will not be subject to re-election on an annual or other continuing basis in the future. In addition, our unitholders will not be entitled to elect the directors of our general partner, each of whom will be appointed by the Founders, or directly or indirectly participate in our management or operations. Further, our partnership agreement contains provisions that substantially restrict the fiduciary duties that our general partner would otherwise owe to our unitholders under Delaware law. Please read “Conflicts of Interest and Fiduciary Duties—Fiduciary Duties.”

Upon the closing of this offering, we expect that the board of directors of our general partner will have seven members. The NASDAQ listing rules do not require a listed limited partnership like us to have a majority of independent directors on the board of directors of our general partner or to establish a compensation committee or a nominating and corporate governance committee. We are, however, required to have an audit committee of at least three members, all of whom are required to meet the independence and experience standards established by the NASDAQ listing rules and SEC rules. Please see “—Director Independence” and “—Committees of the Board of Directors” below.

All of the executive officers of our general partner are also officers and/or directors of the Mid-Con Affiliates. The executive officers of our general partner will allocate their time between managing our business and affairs and the business and affairs of the Mid-Con Affiliates. In addition, employees of Mid-Con Energy Operating will provide management, administrative and operating services to us pursuant to the services agreement, but they will also provide these services to the Mid-Con Affiliates. Please see “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Services Agreement.” We expect the executive officers of our general partner and other shared personnel to devote a sufficient amount of time to our business and affairs as is necessary for the proper management and conduct of our business and operations. However, we anticipate that, for the foreseeable future, the executive officers of our general partner and other shared personnel will also devote substantial amounts of their time to managing the businesses of the Mid-Con Affiliates.

Directors and Executive Officers of Mid-Con Energy GP, LLC

The following table sets forth certain information regarding the current directors and executive officers of our general partner upon consummation of this offering.

Name	Age	Position with Mid-Con Energy GP, LLC

S. Craig George	59	Executive Chairman of the Board
Charles R. “Randy” Olmstead	63	Chief Executive Officer and Director
Jeffrey R. Olmstead	34	President, Chief Financial Officer and Director
David A. Culbertson	46	Vice President and Chief Accounting Officer
Robbin W. Jones	53	Vice President and Chief Engineer
Peter A. Leidel	55	Director
Cameron O. Smith	61	Director
Robert W. Berry	87	Director
Peter Adamson III	70	Director

The members of our general partner’s Board of Directors are appointed for one-year terms by the Founders and hold office until the earlier of their death, resignation, removal or disqualification or until their successors have been appointed and qualified. The executive officers of our general partner serve at the discretion of the board of directors. All of our general partner’s executive officers also serve as executive officers of the Mid-Con Affiliates. Charles R. Olmstead and Jeffrey R. Olmstead are father and son, respectively. There are no other family relationships among our general partner’s executive officers and directors. In evaluating director candidates, the Founders will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skill and expertise that are likely to enhance the ability of the board of directors to manage and direct our affairs and business, including, when applicable, to enhance the ability of the committees of the board to fulfill their duties. While the Founders may consider diversity among other factors when considering director nominees, they do not apply any specific diversity policy with regard to selecting and appointing directors to the board of directors. However, when appointing new directors, the Founders will consider each individual director’s qualifications, skills, business experience and capacity to serve as a director, and the diversity of these attributes for the board of directors as a whole.

S. Craig George will serve as Executive Chairman of the board of directors of our general partner. Mr. George has been a member of the board of directors of Mid-Con Energy III, LLC, Mid-Con Energy IV, LLC and Mid-Con Energy Operating since June 2011. Mr. George has been a member of the board of directors of Mid-Con Energy I, LLC and Mid-Con Energy Operating since its formation in 2004 and of Mid-Con Energy II, LLC since its formation in 2009. From 1991 to 2004, Mr. George served in various executive positions at Vintage Petroleum, Inc., including President, Chief Executive Officer and as a member of the board of directors. In 1981, Mr. George joined Santa Fe Minerals, Inc. where he served until 1991 in executive positions including Vice President of Domestic Operations and Vice President-International. From 1975-1981, Mr. George held engineering and management positions with Amoco Production Company. Mr. George is a graduate of Missouri University of Science and Technology, with a Bachelor of Science degree in Mechanical Engineering, and of Aquinas Institute, with a Master of Arts in Theology. We believe that Mr. George’s service as the chief executive officer and a director of a publicly traded exploration and production company brings important experience and leadership skill to the board of directors of our general partner.

Charles R. “Randy” Olmstead will serve as Chief Executive Officer and as a member of the board of directors of our general partner. Mr. Olmstead has been Chief Executive Officer and Chairman of the board of directors of Mid-Con Energy III, LLC and Mid-Con Energy IV, LLC since June 2011. Mr. Olmstead has served as President, Chief Financial Officer and Chairman of the board of directors of Mid-Con Energy I, LLC since its formation in 2004 and of Mid-Con Energy II, LLC since its formation in 2009. He has been President, Chief Financial Officer and Chairman of the board of directors of Mid-Con Energy Operating since its incorporation in 1986. Prior to that, Mr. Olmstead was general manager for LB Jackson Drilling Company from 1978 to 1980 and worked in public accounting for Touche Ross & Co. from 1974 to 1978 as an oil and gas tax consultant. Mr. Olmstead is a certified public accountant. Mr. Olmstead graduated from the University of Oklahoma with Bachelors of Business Administration degrees in finance and accounting before serving three years in the US Navy. We believe that Mr. Olmstead’s extensive experience in the oil and gas industry brings important experience and leadership skill to the board of directors of our general partner.

Jeffrey R. Olmstead will serve as President, Chief Financial Officer and as a member of the board of directors of our general partner. Mr. Olmstead has been a member of the board of directors of Mid-Con Energy III, LLC and President, Chief Financial Officer and a member of the board of directors of Mid-Con Energy IV, LLC since June 2011. Mr. Olmstead has been a member of the board of directors of Mid-Con Energy I, LLC and Mid-Con Energy Operating since 2007 and of Mid-Con Energy II, LLC since its formation. Mr. Olmstead previously served as Chief

Financial Officer and Vice President of Primexx Energy Partners, Ltd., a privately held exploration and production company, from May 2010 until July 2011. From August 2006 until May 2010, Mr. Olmstead served as an Assistant Vice President at Bank of Texas/Bank of Oklahoma where, in the bank’s energy group, he managed a portfolio of approximately 20 oil and gas borrowers with total commitments of approximately $250 million. Mr. Olmstead is a graduate of Vanderbilt University, with a Bachelor of Engineering degree in Electrical Engineering and Math, and of the Owen School of Business at Vanderbilt University, with a Master of Business Administration. We believe that Mr. Olmstead’s experience in energy-related finance brings important experience and leadership skill to the board of directors of our general partner.

David A. Culbertson will serve as Vice President and Chief Accounting Officer of our general partner. Mr. Culbertson has served as Controller of Mid-Con Energy I, LLC since 2006 and of Mid-Con Energy II, LLC since its formation in 2009. He has also supervised the accounting function for affiliates of our predecessor. Prior to joining us in 2006, Mr. Culbertson served in various accounting positions with Vintage Petroleum from 2003-2006, The Williams Companies from 1999-2003 and Samson Resources from 1989-1999. Mr. Culbertson is a graduate of Oklahoma State University, with a Bachelor of Business Administration degree in accounting, and of the University of Tulsa, with a Master of Business Administration. He is a Certified Public Accountant.

Robbin W. Jones, P.E. will serve as Vice President and Chief Engineer of the General Partner. Mr. Jones was elected President of Mid-Con Energy III, LLC in June 2011. Mr. Jones has been a Vice President and Chief Operating Officer of the predecessor and affiliate companies since 2007. Mr. Jones served as reservoir engineer and manager of our Houston office from March 2005, when he joined our predecessor, until 2007. Mr. Jones served as manager at Schlumberger Data & Consulting Services from 2004 to 2005 and has twenty years of engineering experience in all phases of waterflood development and management working for Enserch Exploration, Caruthers Producing, Diamond Energy Operating Company and Equinox Oil Company. Mr. Jones received a Bachelor of Science degree in Petroleum Engineering from the University of Tulsa. He is a Registered Professional Engineer in the states of Louisiana and Texas and a member of the Society of Petroleum Engineers.

Peter A. Leidel will serve as a member of the board of directors of our general partner. Mr. Leidel is a founder and principal of Yorktown Partners LLC, which was established in September 1990. Yorktown Partners LLC is the manager of private investment partnerships that invest in the energy industry. Mr. Leidel has been a member of the board of directors of Mid-Con Energy III, LLC, Mid-Con Energy IV, LLC and Mid-Con Energy Operating since June 2011. Mr. Leidel has been a member of the board of directors of Mid-Con Energy I, LLC since its formation in 2004 and of Mid-Con Energy II, LLC since its formation in 2009. Previously, he was a partner of Dillon, Read & Co. Inc., held corporate treasury positions at Mobil Corporation and worked for KPMG and for the U.S. Patent and Trademark Office. Mr. Leidel is a director of certain non-public companies in the energy industry in which Yorktown holds equity interests. Mr. Leidel is a graduate of the University of Wisconsin, with a Bachelor of Business Administration degree in accounting and of the Wharton School at the University of Pennsylvania, with a Master of Business Administration. We believe that Mr. Leidel’s extensive financial and private investment experience, as well as his experience on the boards of directors of numerous public and private companies (including prior service as the chairman of the audit committies of two public companies), bring substantial leadership skill and experience to the board of directors.

Cameron O. Smith will serve as a member of the board of directors of our general partner. Mr. Smith founded and from 1992 to 2008, served as a Senior Managing Director of COSCO Capital Management LLC, an investment bank focused on private oil and gas corporate and project financing until Rodman & Renshaw, LLC, a full service investment bank, purchased the business and assets of COSCO Capital Management LLC. From 2008 until December 2009, Mr. Smith served as a Senior Managing Director of Rodman & Renshaw, LLC and as Head of The Rodman Energy Group, a sector vertical within Rodman & Renshaw, LLC. Mr. Smith retired from The Rodman Energy Group in December 2009. Mr. Smith founded and ran Taconic Petroleum Corporation, an exploration company headquartered in Tulsa, Oklahoma from 1978 to 1991. Mr. Smith served as exploration geologist, officer and director of several private family and public client companies from 1975 to 1985. Mr. Smith attended Princeton University receiving an A.B. in Art History in 1972 and Pennsylvania State University receiving a Master of Science in Geology in 1975. We believe that Mr. Smith’s extensive financial and private equity experience, as well as his experience in the oil and natural gas industry generally, bring substantial leadership skill and experience to the board of directors.

Robert W. Berry will serve as a member of the board of directors of our general partner. Mr. Berry is founder, Chief Executive Officer and President of Robert W. Berry, Inc., Empress Gas Corp. Ltd., R.W. Berry Canada, Inc. and Berry Ventures, Inc. which produce oil and gas in Oklahoma, Texas, Arkansas, North Dakota and Canada, and has served in these positions for more than the past five years. Mr. Berry has drilled and discovered numerous oil fields in Texas, North Dakota and Canada since working for Amerada Petroleum Corporation as a geologist. Mr. Berry graduated from the University of Oklahoma with a Bachelor of Science degree in Geology. We believe that Mr. Berry’s extensive experience in the oil and gas industry brings substantial leadership skill and experience to the board of directors of our general partner.

Peter Adamson III will serve as a member of the board of directors of our general partner. Mr. Adamson is a founder of Adams Hall Asset Management LLC, a Tulsa, Oklahoma based registered investment advisor with over $1 billion under management. Prior to forming Adams Hall in 1997, Mr. Adamson was an owner and principal of Houchin, Adamson & Co., Inc., a registered broker-dealer formed in 1980. Mr. Adamson is founding co-investor and advisor to Horizon Well Logging, a leading provider of geological field services. Mr. Adamson serves on the advisory board of the Michel F. Price College of Business at the University of Oklahoma and serves on the University of Oklahoma asset oversight committee. Mr. Adamson received his Bachelor of Business Administration degree in accounting from the University of Oklahoma. We believe that Mr. Adamson’s extensive financial and investing experience bring substantial leadership skill and experience to the board of directors.

Reimbursement of Expenses of Our General Partner

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates, including Mid-Con Energy Operating, may be reimbursed. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us.

Upon the closing of this offering, we will enter into a services agreement with Mid-Con Energy Operating pursuant to which Mid-Con Energy Operating will provide management, administrative and operational services to us. We will reimburse Mid-Con Energy Operating, on a monthly basis, for the allocable expenses it incurs in its performance under the services agreement. These expenses include, among other things, salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and other expenses allocated to us. Mid-Con Energy Operating will have substantial discretion to determine in good faith which expenses to incur on our behalf and what portion to allocate to us. Please read “Certain Relationships and Related Party Transactions—Agreements with Affiliates in Connection with the Transactions.” For further discussion of the reimbursements that Mid-Con Energy Operating will be entitled to receive relating to services provided in connection with the services agreement, please read “Certain Relationships and Related Party Transactions—Agreements with Affiliates in Connection with the Transactions—Services Agreement.”

Director Independence

Messrs. Berry, Smith and Adamson meet the independence standards established by the NASDAQ listing rules.

Committees of the Board of Directors

The board of directors of our general partner will have an audit committee and a conflicts committee. We do not expect that we will have a compensation committee, but rather that our board of directors or an appointed committee will approve equity grants to directors and employees. As noted above, the NASDAQ listing rules do not require a listed limited partnership to establish a compensation committee or a nominating and corporate governance committee.

Audit Committee

We are required to have an audit committee of at least three members, and all its members are required to meet the independence and experience standards established by the NASDAQ listing rules and rules of the SEC. The audit committee will assist the board of directors in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and partnership policies and controls. The audit committee will have the sole authority to (1) retain and terminate our independent registered public accounting firm, (2) approve all auditing services and related fees and the terms thereof performed by our independent registered public accounting firm and (3) pre-approve any non-audit services and tax services to be rendered by our independent registered public accounting firm. The audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to the audit committee and our management, as necessary. Initially, Messrs. Berry, Smith and Adamson will serve on the audit committee.

Conflicts Committee

Our partnership agreement requires that at least two independent members of the board of directors of our general partner will serve on a conflicts committee to review specific matters that the board of directors believes may involve conflicts of interest (including certain transactions with affiliates of our general partner, including the Mid-Con Affiliates) and that it determines to submit to the conflicts committee for review. We expect that additional independent directors will serve on the conflicts committee as they are appointed. Our general partner may, but is not required to, seek approval from the conflicts committee of a resolution of a conflict of interest with our general partner or affiliates. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, including the Mid-Con Affiliates or holders of any ownership interest in our general partner or any of its affiliates, other than common units or securities exercisable, convertible into or exchangeable for common units, and must meet the independence standards established by the NASDAQ listing rules and the Securities Exchange Act of 1934 to serve on an audit committee of a board of directors, and certain other requirements. Any matters approved by the conflicts committee will be permitted and conclusively deemed to be approved by all of our partners and not a breach of our partnership agreement or of any duties our general partner may owe us or our unitholders. Please read “Conflicts of Interest and Fiduciary Duties—Conflicts of Interest.” Initially, Messrs. Berry, Smith and Adamson will serve on the conflicts committee.

Board Leadership Structure and Role in Risk Oversight

Leadership of our general partner’s board of directors is vested in a Chairman of the Board. Although our Chief Executive Officer currently does not serve as Chairman of the Board of Directors of our general partner, we currently have no policy prohibiting our current or any future chief executive officer from serving as Chairman of the Board. The board of directors, in recognizing the importance of its ability to operate independently, determined that separating the roles of

Chairman of the Board and Chief Executive Officer is advantageous for us and our unitholders. Our general partner’s board of directors has also determined that having the Chief Executive Officer serve as a director could enhance understanding and communication between management and the board of directors, allows for better comprehension and evaluation of our operations, and ultimately improves the ability of the board of directors to perform its oversight role.

The management of enterprise-level risk may be defined as the process of identification, management and monitoring of events that present opportunities and risks with respect to the creation of value for our unitholders. The board of directors of our general partner has delegated to management the primary responsibility for enterprise-level risk management, while retaining responsibility for oversight of our executive officers in that regard. Our executive officers will offer an enterprise-level risk assessment to the board of directors at least once every year.

Compensation of Executive Officers

We and our general partner were formed in July 2011. As such, neither we nor our general partner accrued any obligations with respect to compensation for directors and executive officers for the fiscal year ended December 31, 2010, or for any prior periods. Accordingly, we are not presenting any compensation for historical periods. We have not paid or accrued any amounts for compensation for directors and executive officers for the 2010 fiscal year.

The executive officers of our general partner are also executive officers and/or directors of the Mid-Con Affiliates. We expect these executive officers to devote a sufficient amount of time to our business and affairs as is necessary for the proper management and conduct of our business and operations. However, we anticipate that these executive officers will devote substantial amounts of time to managing the businesses of the Mid-Con Affiliates. We expect that the executive officers of our general partner will devote their business time to our business as follows: S. Craig George, Charles R. Olmstead, Jeffrey R. Olmstead, David A. Culbertson and Robbin W. Jones will devote approximately 80%, 66 2/3%, 80%, 66 2/3% and 50% of their business time, respectively. The amount of time that each of our executive officers devotes to our business will be subject to change depending on our activities, the activities of the Mid-Con Affiliates to which they also provide services, and any acquisitions or dispositions made by us or the Mid-Con Affiliates.

Our general partner will enter into employment agreements with each of the following named employees of our general partner: Charles R. Olmstead, Chief Executive Officer; Jeffrey R. Olmstead, President and Chief Financial Officer; and S. Craig George, Executive Chairman of the Board of our general partner.

The employment agreements provide for a term that commenced on August 1, 2011 and expires on August 1, 2014, unless earlier terminated, with automatic one-year renewal terms unless either we or the employee gives written notice of termination at least by February 1 preceding any such August 1. Pursuant to the employment agreements, each employee will serve in his respective position with our general partner, as set forth above, and will have duties, responsibilities, and authority as the board of directors of our general partner may specify from time to time, in roles consistent with such positions that are assigned to him.

The annual base salaries for each employee will be subject to possible increases through the normal salary review process. In addition, each employee will continue to be eligible (i) to participate in our short term incentive plan which is paid as an annual cash bonus based on the attainment of certain performance criteria established by the board of our general partner and (ii) to receive awards under our long-term incentive program.

The employment agreements provide that if, during the employment period, the employee’s employment is terminated without “cause” or by the employee with “good reason” (each as defined in the employment agreements), the employee will be entitled to a lump-sum cash payment equal to the employee’s earned but unpaid base salary, accrued but unpaid vacation pay, any unreimbursed business expenses and any accrued benefits. Additionally, if the employee’s employment is terminated without “cause” or by the employee with “good reason,” and subject to the employee’s execution and non-revocation of a general release of claims, or if we elect not to renew the employment period and the employee is still willing and able to continue employment, the employee will be entitled to the following: (i) payment of his base salary, as in effect immediately prior to his termination, multiplied by the greater of the number of years remaining in the employment period and one; (ii) continued healthcare benefits for the employee and his eligible dependents at the same levels and cost as in effect immediately prior to his termination for the applicable COBRA period; (iii) accelerated vesting and conversion of any units which may have been awarded to the employee through our long-term incentive program; (iv) payment of an amount equal to the lesser of the “target annual bonus” (as defined in the employment agreements) and the average of the previous two annual bonuses paid to the employee multiplied by the greater of the number of years remaining in the employment period and one; and (v) the payment of any unpaid annual bonus that would have become payable to the employee in respect of any calendar year that ends on or before the date of termination had the employee remained employed throughout the payment date of such annual bonus.

In addition, if, during the period beginning sixty days prior to and ending two years immediately following a “change in control” (as defined in the employment agreements), either we terminate the employee’s employment without cause, the employee’s death occurs, the employee becomes disabled or the employee terminates his employment for good reason, then the employee will be entitled to the severance payments and benefits described in the preceding sentence, except that the severance multiple described in clauses (i) and (iv) will be equal to two (instead of the greater of the number of years remaining in the employment period and one). If a change in control occurs during the employment period, certain equity-based awards held by the employees, to the extent not previously vested and converted into common units, will vest in full upon such change in control and will be settled in common units in accordance with the applicable award agreements.

The employment agreements provide that if an employee’s employment terminates due to his death or disability during the employment period, the employee will be entitled to the payment of a lump-sum cash payment equal to the employee’s earned but unpaid base salary, accrued but unpaid vacation pay, any unreimbursed business expenses, and any accrued benefits. Additionally, subject to the employee’s execution and non-revocation of a general release of claims, the employee will be entitled to receive: (i) accelerated vesting and conversion of any units which may have been awarded to the employee through our long-term incentive program, in accordance with the terms of the applicable award agreement; (ii) continued healthcare benefits for the employee and his eligible dependents at the same cost as in effect immediately prior to his termination for the applicable COBRA period; (iii) a payment equal to the product of the employee’s base salary as in effect immediately prior to the date of his termination multiplied by one; (iv) the payment of any unpaid annual bonus that would have become payable to the employee in respect of any calendar year that ends on or before the date of termination had the employee remained employed through the payment date of such annual bonus; and (v) the payment of the target annual bonus for the year in which the employee’s separation from service occurs.

The Employment Agreements also provide for customary confidentiality, non-solicitation, non-compete and indemnification protections.

The above summary of the terms of the employment agreements with each of the employees named above is qualified in its entirety by reference to the employment agreements themselves.

Because the executive officers of our general partner are employees of Mid-Con Energy Operating, their compensation will be paid by Mid-Con Energy Operating and we will reimburse Mid-Con Energy Operating pursuant to the services agreement for the portion of such compensation allocable to us. Please see “Certain Relationships and Related Party Transactions—Agreements with Affiliates in Connection with the Transactions—Services Agreement.”

The executive officers of our general partner, as well as the employees of Mid-Con Energy Operating who provide services to us, may participate in employee benefit plans and arrangements sponsored by Mid-Con Energy Operating, including plans that may be established in the future.

We anticipate that, following the closing of this offering, our general partner will adopt a long-term incentive program and the board of directors of our general partner may grant awards to our executive officers, key employees and our outside directors pursuant to this long-term incentive program. However, the board has not made any determination as to the number of awards, the type of awards or whether or when any awards would be granted. The long-term incentive program is described in further detail below.

Compensation Committee Interlocks and Insider Participation

The NASDAQ listing rules do not require a listed limited partnership to establish a compensation committee. Although the board of directors of our general partner does not currently intend to establish a compensation committee, it may do so in the future.

Compensation Discussion and Analysis

General

We do not directly employ any of the persons responsible for managing our business. Our general partner’s executive officers will manage and operate our business as part of the services provided by Mid-Con Energy Operating to our general partner under the services agreement. All of our general partner’s executive officers and other employees necessary to operate our business will be employed and compensated by Mid-Con Energy Operating, subject to reimbursement by our general partner. The compensation for all of our executive officers will be indirectly paid by us to the extent provided for in the partnership agreement because we will reimburse our general partner for payments it makes to Mid-Con Energy Operating. Please see “Certain Relationships and Related Party Transactions—Agreements with Affiliates in Connection with the Transactions—Services Agreement” and “—Reimbursement of Expenses of Our General Partner.”

We and our general partner were formed in July 2011; therefore, we incurred no cost or liability with respect to the compensation of our executive officers, nor has our general partner accrued any liabilities for management incentive or retirement benefits for our executive officers for the fiscal year ended December 31, 2010 or for any prior periods. Accordingly, we are not presenting any compensation information for historical periods.

The Founders, as the controlling members of our general partner, will have responsibility and authority for compensation-related decisions for our Chief Executive Officer and, upon consultation and recommendations by our Chief Executive Officer, for our other executive officers. Equity grants pursuant to our long-term incentive program will also be administered by the Founders. Our predecessor historically compensated its executive officers primarily with base salary and cash bonuses.

In connection with this offering, the Founders may consider the compensation structures and levels that they believe will be necessary for executive recruitment and retention for us as a public company. The Founders expect to examine the compensation practices of our peer companies and may also review compensation data from the exploration and production industry generally.

Our general partner may also grant equity-based awards to our executive officers pursuant to a long-term incentive program which our general partner intends to adopt as described below. However, no determination has been made as to the number of awards, the type of awards or whether or when any awards would be granted under this program. We expect that annual bonuses payable to our executive officers will be determined based on our financial performance as measured across a fiscal year. However, incentive compensation in respect of services provided to us will not be tied in any way to the performance of entities other than our partnership. Specifically, any performance metrics will not be tied in any way to the performance of the Mid-Con Affiliates or any other affiliate of ours.

Although we will bear an allocated portion of Mid-Con Energy Operating’s costs of providing compensation and benefits to Mid-Con Energy Operating employees who serve as the executive officers of our general partner and provide services to us, we will have no control over such costs and will not establish or direct the compensation policies or practices of Mid-Con Energy Operating. Mr. Charles R. Olmstead previously made all compensation related-decisions for Mid-Con Energy Operating. Mr. Olmstead determined the overall compensation philosophy and set the final compensation of the executive officers of our predecessors without the assistance of a compensation consultant. Mr. Olmstead will continue to make all compensation-related decisions for those Mid-Con Energy Operating employees who do not perform services for us.

Mid-Con Energy Operating does not maintain a defined benefit or pension plan for its executive officers or employees because it believes such plans primarily reward longevity rather than performance. Mid-Con Energy Operating provides a basic benefits package to all its employees, which includes a 401(k) plan and health, and basic term life insurance, and personal accident and short and long-term disability coverage. Employees provided to us under the services agreement will be entitled to the same basic benefits.

Awards under Our Long-Term Incentive Program

In connection with this offering, the board of directors of our general partner intends to adopt a long-term incentive program for employees, officers, consultants and directors of our general partner and affiliates, including Mid-Con Energy Operating, who perform services for us. The long-term incentive program will provide for the grant of restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights, other unit-based awards and unit awards as described below.

Compensation of Directors

Officers or employees of our general partner or its affiliates, including Mid-Con Energy Operating, who also serve as directors will not receive additional compensation for their service as a director of our general partner. Our general partner anticipates that each director who is not an officer or employee of our general partner or its affiliates will receive an annual retainer, compensation for attending meetings of the board of directors, as well as committee meetings and an equity grant pursuant to our long-term incentive program. The amount of compensation to be paid to our general partner’s non-employee directors has not yet been determined.

In addition, each director will be reimbursed for his out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director will be fully indemnified by us for actions associated with being a director to the extent permitted under Delaware law.

Long-Term Incentive Program

Our general partner intends to adopt a long-term incentive program for employees, officers, consultants and directors of our general partner and its affiliates, including Mid-Con Energy Operating, who perform services for us.

The description of the long-term incentive program set forth below is a summary of the anticipated material features of the program. This summary, however, does not purport to be a complete description of all of the anticipated provisions of the program. Additionally, our general partner is still in the process of implementing the program and, accordingly, this summary is subject to change prior to the effectiveness of the registration statement of which this prospectus is a part.

We expect that the long-term incentive program will consist of the following components: restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights, other unit-based awards and unit awards. The purpose of awards under the long-term incentive program is to provide additional incentive compensation, at the discretion of the board, to employees providing services to us, and to align the economic interests of such employees with the interests of our unitholders. The long-term incentive program will initially limit the number of units that may be delivered pursuant to vested awards to           common units. Common units cancelled, forfeited or withheld to satisfy exercise prices or tax withholding obligations will be available for delivery pursuant to other awards. The program will be administered by the board of directors of our general partner or a designated committee thereof, which we refer to as the program administrator. The program administrator may also delegate its duties as appropriate.

Amendment or Termination of Long-Term Incentive Program

The program administrator may terminate or amend the long-term incentive program at any time with respect to any units for which a grant has not yet been made. The program administrator also has the right to alter or amend the long-term incentive program or any part of the program from time to time, including increasing the number of units that may be granted subject to the requirements of the exchange upon which the common units are listed at that time. However, no change in any outstanding grant may be made that would materially reduce the rights or benefits of the participant without the consent of the participant. The program will expire on the earliest to occur of (i) the date on which all common units available under the program for grants have been paid to participants, (ii) termination of the program by the program administrator or (iii) the date ten years following its date of adoption.

Restricted Units

A restricted unit is a common unit that vests over a period of time, and during that time, is subject to forfeiture. Forfeiture provisions lapse at the end of the vesting period. The program administrator may make grants of restricted units containing such terms as it shall determine, including the period over which restricted units will vest. The program administrator, in its discretion, may base its determination upon the achievement of specified financial or other performance objectives. Restricted units will be entitled to receive quarterly distributions during the vesting period.

We intend the restricted units under the program to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation of our common units. Therefore, it is expected that program participants will not pay any consideration for restricted units they receive, and we will receive no remuneration for the restricted units.

Phantom Units

A phantom unit is a notional common unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or, in the discretion of the program administrator, cash equivalent to the value of a common unit. The program administrator may make grants of phantom units under the program containing such terms as the program administrator shall determine, including the period over which phantom units granted will vest. The program administrator, in its discretion, may base its determination upon the achievement of specified financial or other performance objectives.

We intend the issuance of any common units upon vesting of the phantom units under the program to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation of our common units. Therefore, it is expected that plan participants will not pay any consideration for the common units they receive, and we will receive no remuneration for the common units.

Unit Options

The long-term incentive program will permit the grant of options covering common units. Unit options represent the right to purchase a designated number of common units at a specified price. The program administrator may make grants containing such terms as the program administrator shall determine. Unit options will have an exercise price that is not less than the fair market value of the common units on the date of grant. In general, unit options granted will become exercisable over a period determined by the program administrator.

Unit Appreciation Rights

The long-term incentive program will permit the grant of unit appreciation rights. A unit appreciation right is an award that, upon exercise, entitles the participant to receive the excess of the fair market value of a common unit on the exercise date over the exercise price established for the unit appreciation right. Such excess will be paid in cash or common units. The program administrator may make grants of unit appreciation rights containing such terms as the program administrator shall determine. Unit appreciation rights will have an exercise price that is not less than the fair market value of the common units on the date of grant. In general, unit appreciation rights granted will become exercisable over a period determined by the program administrator.

Distribution Equivalent Rights

The program administrator may, in its discretion, grant distribution equivalent rights, or DERs, in tandem with phantom unit awards under the long-term incentive program. DERs entitle the participant to receive an amount in cash, units or phantom units equal to the amount of any cash distributions made by us during the period that the phantom unit award is outstanding. Payment of a DER issued in connection with another award may be subject to the same or different vesting terms as the award to which it relates or in the discretion of the program administrator.

Other Unit-Based Awards

The long-term incentive program will permit the grant of other unit-based awards, which are awards that are based, in whole or in part, on the value or performance of a common unit. Upon vesting, the award may be paid in common units, cash or a combination thereof, as provided in the grant agreement.

Unit Awards

The long-term incentive program will permit the grant of common units that are not subject to vesting restrictions. Unit awards may be in lieu of or in addition to other compensation payable to the individual.

Change in Control and Anti-Dilution Adjustments

Upon a “change of control” (as defined in the long-term incentive program) , any change in applicable law or regulation affecting the long-term incentive program or awards thereunder, or any change in accounting principles affecting the financial statements of our general partner, the program administrator, in an attempt to prevent dilution or enlargement of any benefits available under the long-term incentive program may, in its discretion, provide that awards will (i) become exercisable or payable, as applicable, (ii) be exchanged for cash, (iii) be replaced with other rights or property selected by the program administrator, (iv) be assumed by the successor or survivor entity or be exchanged for similar options, rights or awards covering the equity of such successor or survivor, or a parent or subsidiary thereof, with other appropriate adjustments or (v) be terminated. Additionally, the program administrator may also, in its discretion, make adjustments to the terms and conditions, vesting and performance criteria and the number and type of common units, other securities or property subject to outstanding awards.

Termination of Service

The consequences of the termination of a grantee’s employment, consulting arrangement or membership on the board of directors will be determined by the program administrator in the terms of the relevant award agreement or employment agreement.

Source of Common Units

Common units to be delivered pursuant to awards under the long-term incentive program may be common units already owned by our general partner or us or acquired by our general partner in the open market from any other person, directly from us or any combination of the foregoing. If we issue new common units upon the grant, vesting or payment of awards under the long-term incentive program, the total number of common units outstanding will increase, and our general partner will remit the proceeds it receives from a participant, if any, upon exercise of an award to us. With respect to any awards settled in cash, our general partner will be entitled to reimbursement by us for the amount of the cash settlement.

Relation of Compensation Policies and Practices to Risk Management

We anticipate that our compensation policies and practices will be designed to provide rewards for short-term and long-term performance, both on an individual basis and at the entity level. In general, optimal financial and operational performance, particularly in a competitive business, requires some degree of risk taking. Accordingly, the use of compensation as an incentive for performance can foster the potential for management and others to take unnecessary or excessive risks to reach performance thresholds which qualify them for additional compensation. From a risk management perspective, our policy will be to conduct our commercial activities in a manner intended to control and minimize the potential for unwarranted risk taking. We expect to also routinely monitor and measure the execution and performance of our projects and acquisitions relative to expectations. Additionally, our compensation arrangements may include delaying the rewards and subjecting such rewards to forfeiture for terminations related to violations of our risk management policies and practices or of our code of conduct.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our common units that, upon the consummation of this offering and the related transactions and assuming the underwriters do not exercise their option to purchase additional common units, will be owned by:

•	beneficial owners of more than 5% of our common units;

•	each executive officer of our general partner; and

•	all directors, director nominees and executive officers of our general partner as a group.

Percentage of
	Common	Common Units
	Units to be	to be
	Beneficially	Beneficially
Name of Beneficial Owner(1)	Owned	Owned

Yorktown Energy Partners VI, L.P.(1)(2)
Yorktown Energy Partners VII, L.P.(1)(3)
Yorktown Energy Partners VIII, L.P.(1)(4)
Charles R. Olmstead(5)
Jeffrey R. Olmstead(5)
Robbin W. Jones(5)
David A. Culbertson(5)
S. Craig George(5)
Peter A. Leidel(5)
Peter Adamson III(5)
Robert W. Berry(5)
Cameron O. Smith(5)
All named executive officers, directors and director nominees as a group ( persons)(5)

(1)	Has a principal business address of 410 Park Avenue, 19th Floor, New York, New York 10022.

(2)	Yorktown VI Company LP is the sole general partner of Yorktown Energy Partners VI, L.P. Yorktown VI Associates LLC is the sole general partner of Yorktown VI Company LP. As a result, Yorktown VI Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the common units owned by Yorktown Energy Partners VI, L.P. Yorktown VI Company LP and Yorktown VI Associates LLC disclaim beneficial ownership of the common units owned by Yorktown Energy Partners VI, L.P. in excess of their pecuniary interests therein.

(3)	Yorktown VII Company LP is the sole general partner of Yorktown Energy Partners VII, L.P. Yorktown VII Associates LLC is the sole general partner of Yorktown VII Company LP. As a result, Yorktown VII Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the common units owned by Yorktown Energy Partners VII, L.P. Yorktown VII Company LP and Yorktown VII Associates LLC disclaim beneficial ownership of the common units owned by Yorktown Energy Partners VII, L.P. in excess of their pecuniary interests therein.

(4)	Yorktown VIII Company LP is the sole general partner of Yorktown Energy Partners VIII, L.P. Yorktown VIII Associates LLC is the sole general partner of Yorktown VIII Company LP. As a result, Yorktown VIII Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the common units owned by Yorktown Energy Partners VIII, L.P. Yorktown VIII Company LP and Yorktown VIII Associates LLC disclaim beneficial ownership of the common units owned by Yorktown Energy Partners VIII, L.P. in excess of their pecuniary interests therein.

(5)	c/o Mid-Con Energy GP, LLC, 2431 E. 61st Street, Suite 850 Tulsa, Oklahoma 74136.

The following table sets forth the beneficial ownership of equity interests in our general partner.

Member
Name of Beneficial Owner	Interest(2)

Charles R. Olmstead(1)	33.33%
S. Craig George(1)	33.33%
Jeffrey R. Olmstead(1)	33.33%

(1)	c/o Mid-Con Energy GP, LLC, 2431 E. 61st Street, Suite 850 Tulsa, Oklahoma 74136.

(2)	Messrs. Olmstead, George, and Olmstead, by virtue of their ownership interest in our general partner, may be deemed to beneficially own the interests in us held by our general partner. Each of Messrs. Olmstead, George and Olmstead disclaims beneficial ownership of these securities in excess of his pecuniary interest in such securities.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Upon the consummation of this offering, assuming the underwriters do not exercise their option to purchase additional common units, the Founders and Yorktown will own           common units representing an approximate     % limited partner interest in us. In addition, our general partner will own a 2.0% general partner interest in us, evidenced by           general partner units. These percentages do not reflect any common units that may be issued under the long-term incentive program that our general partner expects to adopt prior to the closing of this offering.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with our formation, ongoing operation and liquidation. These distributions and payments were determined by and among affiliated entities and, consequently, were not the result of arm’s length negotiations.

Formation Stage

The consideration received by our general partner and the Contributing Parties prior to or in connection with this offering	• common units;

• general partner units; and

• approximately $ million in cash.

To the extent the underwriters exercise their option to purchase up to an additional common units, the number of common units issued to the Contributing Parties (as reflected in the first bullet above) will decrease by the aggregate number of common units purchased by the underwriters pursuant to such exercise. The net proceeds from any exercise of such option will be used to distribute additional cash consideration to the Contributing Parties in respect of the merger of Mid-Con Energy I, LLC and Mid-Con Energy II, LLC into our subsidiary at the closing of this offering.

Operational Stage

Distributions of available cash to our general partner and its affiliates	We will generally make cash distributions 98.0% to our unitholders, pro rata, including the Contributing Parties as the holder of approximately % of our limited partner interests, and 2.0% to our general partner, assuming it makes any capital contributions necessary to maintain its 2.0% general partner interest in us.

Assuming we have sufficient available cash to pay the full initial quarterly distribution on all of our outstanding units for four quarters, our general partner would receive an annual distribution of approximately $ million on its general partner units and the Contributing Parties would receive an annual distribution of approximately $ million on their common units.

Payments to our general partner and its affiliates	Our general partner will not receive a management fee or other compensation for its management of our partnership, but we will reimburse our general partner for all direct and indirect expenses it incurs and payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. Our partnership agreement does not set a limit on the amount of expenses for which our general partner may be reimbursed. These expenses include salary, bonus, incentive compensation, employment benefits and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us.

Withdrawal or removal of our general partner	In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the departing general partner’s general partner interest for a cash payment equal to the fair market value of such interest. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the departing general partner’s general partner interest in us for its fair market value.

Liquidation Stage

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their respective capital account balances.

Agreements with Affiliates in Connection with the Transactions

In connection with the closing of this offering, we, our general partner and its affiliates will enter into the various documents and agreements that will affect the transactions described in “Prospectus Summary—Formation Transactions and Partnership Structure” including the vesting of assets in, and the assumption of liabilities by, us and the application of the net proceeds of this offering. These agreements have been negotiated among affiliated parties and, consequently, are not the result of arm’s length negotiations. All of the transaction expenses incurred in connection with these transactions, including the expenses associated with transferring assets to us, will be paid from the proceeds of this offering.

Services Agreement

Contemporaneously with the closing of this offering, we will enter into a services agreement with Mid-Con Energy Operating pursuant to which Mid-Con Energy Operating will provide certain services to us, including management, administrative and operating services, which include marketing, geological and engineering services. Under the services agreement, we will reimburse Mid-Con Energy Operating, on a monthly basis, for the allocable expenses it incurs in its performance under the services agreement. These expenses include, among other things, salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and other expenses allocated by Mid-Con Energy Operating to us. Mid-Con Energy Operating will have substantial discretion to determine in good faith which expenses to incur on our behalf and what portion to allocate to us. Mid-Con Energy Operating will not be liable to us for its performance of, or failure to perform, services under the services agreement unless its acts or omissions constitute gross negligence or willful misconduct.

Assignment, Bill of Sale and Conveyance Agreement

Immediately prior to the closing of this offering, we will enter into an assignment, bill of sale and conveyance agreement pursuant to which J&A Oil Company, a company controlled by Charles R. Olmstead and Jeffrey R. Olmstead, and Charles R. Olmstead, in his individual capacity, will contribute to us certain working interests in the Cushing Field and J & A Oil Company will contribute to us its interests in certain derivative contracts for aggregate consideration of approximately $6.0 million. The working interests to be acquired were producing approximately 30 Boe per day (net) and contained approximately 193 MBoe of estimated net proved reserves, each as of September 30, 2011. The related derivative contracts to be acquired for 2011 are swaps covering volumes of approximately 35 Bbls per day with a floor of $86.55 per barrel. The related derivative contracts to be acquired for 2012 are either swaps or collars covering volumes of approximately 23 Bbls per day with a floor of at least $100.00 per barrel. For information on our other interests in the Cushing Field and our commodity derivative contracts, please read “Business and Properties—Our Properties—Northeastern Oklahoma—Cushing Field” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation—How We Evaluate Our Operations—Realized Prices on the Sale of Oil—Commodity Derivative Contracts.”

Contribution, Conveyance, Assumption and Merger Agreement

In connection with the closing of this offering, we will enter into a contribution, conveyance, assumption and merger agreement pursuant to which Mid-Con Energy I, LLC and Mid-Con Energy II, LLC will merge into our subsidiary, Mid-Con Energy Properties, and our general partner will make a contribution to us. The contribution, conveyance, assumption and merger agreement will provide for the Contributing Parties, as the owners of Mid-Con Energy I, LLC and Mid-Con Energy II, LLC, to receive consideration that includes a combination of common units and cash from the proceeds of this offering and for our general partner to receive a 2.0% general partner interest in us. All of the transaction expenses incurred in connection with these transactions will be paid from proceeds of this offering.

Other Transactions with Related Persons

Operating Agreements

We, various third parties with an ownership interest in the same property and our affiliate, Mid-Con Energy Operating, are party to standard oil and gas joint operating agreements entered into prior to the closing of this offering, pursuant to which we and those third parties pay Mid-Con Energy Operating overhead charges associated with operating our properties (commonly referred to as the Council of Petroleum Accountants Societies, or COPAS, fee). We and those third parties will also pay Mid-Con Energy Operating for its direct and indirect expenses that are chargeable to the wells under their respective operating agreements.

Certain Derivative Transactions

At September 30, 2011, we had a payable to J&A Oil Company, LLC of $162,000 arising from shared derivative transactions that we jointly entered into with financial institutions.

Review, Approval or Ratification of Transactions with Related Persons

We expect that we will adopt a Code of Business Conduct and Ethics that will set forth our policies for the review, approval and ratification of transactions with related persons. Upon our adoption of a Code of Business Conduct and Ethics, a director would be expected to bring to the attention of the Chief Executive Officer or the board of directors of our general partner any conflict or potential conflict of interest that may arise between the director or any affiliate of the director, on the one hand, and us or our general partner on the other. The resolution of any such conflict or potential conflict will be addressed in accordance with our general partner’s organizational documents and the provisions of our partnership agreement. The resolution may be determined by disinterested directors, our general partner’s board of directors, or the conflicts committee of our general partner’s board of directors.

Upon our adoption of a Code of Business Conduct and Ethics, any executive officer of our general partner will be required to avoid conflicts of interest unless approved by the board of directors.

The board of directors of our general partner will have a standing conflicts committee comprised of at least two independent directors. Our general partner may, but is not required to, seek the approval of the conflicts committee in connection with future acquisitions of oil and natural gas properties from the Mid-Con Affiliates or any other affiliates of the general partner. In addition to acquisitions from affiliates of our general partner, the board of directors of our general partner will also determine whether to seek conflicts committee approval to the extent we act jointly to acquire additional oil and natural gas properties with affiliates of our general partner. In the case of any sale of equity or debt by us to an owner or affiliate of an owner of our general partner, we anticipate that our practice will be to obtain the approval of the conflicts committee of the board of directors of our general partner for the transaction. The conflicts committee will be entitled to hire its own financial and legal advisors in connection with any matters on which the board of directors of our general partner has sought the conflicts committee’s approval.

The Mid-Con Affiliates or other affiliates of our general partner are free to offer properties to us on terms they deem acceptable, and the board of directors of our general partner (or the conflicts committee) is free to accept or reject any such offers, negotiating terms it deems acceptable to us. As a result, the board of directors of our general partner (or the conflicts committee) will decide, in its sole discretion, the appropriate value of any assets offered to us by affiliates of our general partner. In so doing, we expect the board of directors (or the conflicts committee) will consider a number of factors in its determination of value, including, without limitation, production and reserve data, operating cost structure, current and projected cash flow, financing costs, the anticipated impact on distributions to our unitholders, production decline profile, commodity price outlook, reserve life, future drilling inventory and the weighting of the expected production between oil and natural gas.

We expect that the Mid-Con Affiliates or other affiliates of our general partner will consider a number of the same factors considered by the board of directors of our general partner to determine the proposed purchase price of any assets it may offer to us in future periods. In addition to these factors, given that the Founders and Yorktown will own an approximate     % limited partner interest in us following the consummation of this offering and through their interests in our general partner, they may consider the potential positive impact on their underlying investment in us by causing the Mid-Con Affiliates to offer properties to us at attractive purchase prices. Likewise, the affiliates of our general partner may consider the potential negative impact on their underlying investment in us if we are unable to acquire additional assets on favorable terms, including the negotiated purchase price.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner, our general partner’s affiliates (including the Mid-Con Affiliates) and Yorktown on the one hand, and us and our limited partners, on the other hand. The directors and officers of our general partner have fiduciary duties to manage the business of our general partner in a manner beneficial to its owners. In addition, all of our general partner’s executive officers and non-independent directors will continue to have economic interests in affiliates of our general partner, which may lead to additional conflicts of interest. At the same time, our general partner has a fiduciary duty to manage our partnership in a manner beneficial to us and our unitholders.

Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us and our limited partners, on the other hand, our general partner will resolve that conflict. Our partnership agreement contains provisions that modify and limit our general partner’s fiduciary duties to our unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions taken that, without those limitations, might constitute breaches of fiduciary duty.

Our general partner will not be in breach of its obligations under our partnership agreement or its duties to us or our unitholders if the resolution of the conflict is:

•	approved by the conflicts committee, although our general partner is not obligated to seek such approval;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	fair and reasonable to us, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to us.

As required by our partnership agreement, the board of directors of our general partner will maintain a conflicts committee comprised of at least two independent directors. Our general partner may, but is not required to, seek approval from the conflicts committee of a resolution of a conflict of interest with our general partner or affiliates. Any matters approved by the conflicts committee in good faith will be permitted and conclusively deemed to be approved by all of our partners and not a breach of our partnership agreement or of any duties our general partner may owe us or our unitholders. If our general partner does not seek approval from the conflicts committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third or fourth bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith and, in each case, in any proceeding brought by or on behalf of any limited partner or us challenging such approval, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee may consider any factors it determines in good faith to consider when resolving a conflict. When our partnership agreement requires someone to act in good faith, it requires that person to subjectively believe that he or she is acting in our best interest.

Conflicts of interest could arise in the situations described below, among others:

Affiliates of our general partner will not be limited in their ability to compete with us, which could cause conflicts of interest and limit our ability to acquire additional assets.

Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner (or as general partner or managing member, as the case may be, of another company of which we are a partner or member) or those activities incidental to its ownership of interests in us. However, affiliates of our general partner, including the Mid-Con Affiliates, and Yorktown are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us. Additionally, Yorktown, through its investment funds and managed accounts, makes investments and purchases entities in various areas of the oil and natural industry. These investments and acquisitions may include entities or assets that we would have been interested in acquiring.

Pursuant to the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to our general partner, any of its affiliates (including its executive officers, directors and the Mid-Con Affiliates) or Yorktown. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us; provided, however, that such person does not pursue or acquire such opportunity for itself as a result of using confidential or proprietary information provided by or on behalf of us to such person. Therefore, affiliates of our general partner, including the Mid-Con Affiliates, and Yorktown may compete with us for investment opportunities and may own an interest in entities that compete with us.

Our general partner and its affiliates are allowed to take into account the interests of parties other than us in resolving conflicts of interest.

Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include our general partners limited call right, its registration rights and its determination whether or not to consent to any merger or consolidation involving us.

All of the executive officers and non-independent directors of our general partner will spend significant time serving entities that may compete with us in seeking acquisitions and business opportunities and, accordingly, may have conflicts of interest in allocating time or pursuing business opportunities.

To maintain and increase our levels of production, we will need to acquire oil and natural gas properties. All of the executive officers and non-independent directors of our general partner are also officers and/or directors of the Mid-Con Affiliates and will continue to devote significant time to those businesses. Further, all of our executive officers and non-independent directors will continue to have economic interests in, as well as management and fiduciary duties to, the Mid-Con Affiliates. The existing positions held by these directors and officers may give rise to fiduciary duties that are in conflict with fiduciary duties they owe to us. We cannot assure our unitholders that these conflicts will be resolved in our favor. As officers and directors of our general partner, these individuals may become aware of business opportunities that may be appropriate for presentation to us as well as the other entities with which they are or may become affiliated. Due to these existing and potential future affiliations and economic interests in these and other entities, they may have fiduciary obligations or incentives to present potential business opportunities to those entities prior to presenting them to us, which could cause additional conflicts of interest. They may also decide that certain opportunities are more appropriate for other entities with which they are affiliated, and as a result, they may elect not to present them to us. For further discussion of our management’s business affiliations and the potential conflicts of interest of which our unitholders should be aware, please read “Business and Properties—Our Principal Business Relationships” and “Management.”

Our partnership agreement limits our general partner’s fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions that reduce the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty laws. For example, our partnership agreement:

•	permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, which allows our general partner to consider only the interests and factors that it desires, without a duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its limited call right, the exercise of its rights to transfer or vote the units it owns, the exercise of its registration rights and its determination whether or not to consent to any merger or consolidation involving us or to any amendment to the partnership agreement;

•	provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as general partner so long as it acted in good faith;

•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner acting in good faith and not involving a vote of unitholders must either be (i) on terms no less favorable to us than those generally being provided to or available from unrelated third parties or (ii) must be “fair and reasonable” to us, as determined by our general partner in good faith. In determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us;

•	provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, our general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

•	provides that in resolving conflicts of interest, it will be presumed that in making its decision our general partner’s board of directors or the conflicts committee of our general partner’s board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

By purchasing a common unit, a unitholder will become bound by the provisions in the partnership agreement, including the provisions discussed above. Please read “—Fiduciary Duties.”

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval or with respect to which our general partner has sought conflicts committee approval, on such terms as it determines to be necessary or appropriate to conduct our business, including, but not limited to, the following:

•	the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible or exchangeable into our securities, and the incurring of any other obligations;

•	the purchase, sale or other acquisition or disposition of our securities, or the issuance of options, rights, warrants, restricted units, unit appreciation rights, phantom or tracking interests or other economic interests in us or relating to our securities;

•	the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets or the merger or other combination of us with or into another entity (subject to certain prior approvals);

•	the use of our assets (including cash on hand) for any purpose consistent with our partnership agreement;

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of our cash;

•	the selection, employment, retention and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our partners;

•	the formation of, or acquisition of an interest in, the contribution of property to, and the making of loans to, any limited or general partnerships, joint ventures, corporations, limited liability companies or other entities;

•	the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

•	the making of tax, regulatory and other filings or rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets; and

•	the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Our partnership agreement provides that our general partner must act in “good faith” when making decisions on our behalf, and our partnership agreement further provides that in order for a determination by our general partner to be made in “good faith,” our general partner must subjectively believe that the determination is in our best interests. Please read “The Partnership Agreement—Limited Voting Rights” for information regarding matters that require unitholder approval.

Our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuance of additional partnership interests and the creation, reduction or increase of reserves, each of which can affect the amount of cash that is distributed to our unitholders.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	the manner in which our business is operated;

•	the amount, nature and timing of asset purchases and sales, including whether to pursue acquisitions that may also be suitable for affiliates of our general partner;

•	the amount, nature and timing of our capital expenditures;

•	the amount of borrowings;

•	the issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

Our partnership agreement provides that we and our subsidiary may borrow funds from our general partner and its affiliates. However, our general partner and its affiliates may not borrow funds from us or our operating subsidiaries.

Our general partner determines which costs incurred by it are reimbursable by us.

We will reimburse our general partner and its affiliates for costs incurred in managing and operating our business, including costs incurred in rendering staff and support services to us pursuant to the services agreement with Mid-Con Energy Operating, an affiliate of our general partner.

Payments for these services will be substantial and will reduce the amount of cash available for distribution to our unitholders. Please read “Certain Relationships and Related Party Transactions — Agreements with Affiliates in Connection with the Transactions — Services Agreement.” Our general partner will have substantial discretion to determine in good faith which expenses to incur on our behalf and what portion to allocate to us. In turn, our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. Please read “Certain Relationships and Related Party Transactions.”

In addition, under Delaware partnership law, our general partner has unlimited liability for our obligations, such as our debts and environmental liabilities, except for our contractual obligations that are expressly made without recourse to our general partner. To the extent our general partner incurs obligations on our behalf, we are obligated to reimburse or indemnify it. If we are unable or unwilling to reimburse or indemnify our general partner, our general partner may take actions to cause us to make payments of these obligations and liabilities. Any such payments could reduce the amount of cash otherwise available for distribution to our unitholders.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, will not be the result of arm’s-length negotiations.

Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Neither our partnership agreement nor any of the other agreements, contracts, and arrangements between us and our general partner and its affiliates are or will be the result of arm’s-length negotiations. Similarly, agreements, contracts or arrangements between us and our general partner and its affiliates that are entered into following the closing of this offering will not be required to be negotiated on an arm’s-length basis, although, in some circumstances, our general partner may determine that the conflicts committee may make a determination on our behalf with respect to such arrangements.

Our general partner will determine, in good faith, the terms of any of these transactions entered into after the close of this offering.

Our general partner and its affiliates will have no obligation to permit us to use any facilities or assets of our general partner and its affiliates, except as may be provided in contracts entered into specifically for such use. There is no obligation of our general partner and its affiliates to enter into any contracts of this kind.

Our general partner may exercise its right to call and purchase common units if it and its affiliates own more than 80% of the common units.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner may exercise its right to call and purchase common units as provided in the partnership agreement or assign this right to one of its affiliates or to us. Our general partner is not bound by fiduciary duty restrictions in determining whether to exercise this right. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price. Please read “The Partnership Agreement—Limited Call Right.”

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Our general partner, our general partner’s affiliates (including the Founders) and Yorktown may be able to amend our partnership agreement without the approval of any other unitholder.

Our general partner has the discretion to propose amendments to our partnership agreement, certain of which may be made by our general partner without unitholder approval. Our partnership agreement can also be amended with the consent of our general partner and the approval of the holders of a majority of our outstanding common units (including common units held by affiliates of our general partner and Yorktown). Upon the consummation of this offering, the Founders and Yorktown will own approximately           common units representing a     % limited partnership interest in us. Assuming that the Founders and Yorktown retain a sufficient number of their respective common units and that we do not issue additional common units, our general partner, our general partner’s affiliates and Yorktown will have the ability to amend our partnership agreement without the approval of any other unitholder. Please read “The Partnership Agreement—Amendment of the Partnership Agreement.”

Our general partner intends to limit its liability regarding our obligations.

Our general partner will enter into contractual arrangements on our behalf and intends to limit its liability under such contractual arrangements so that the other party has recourse only to our assets and not against our general partner or its assets. The partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability.

Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

The attorneys, independent accountants and others who have performed services for us regarding this offering have been retained by our general partner. The attorneys, independent accountants and others who perform services for us are selected by our general partner, or the conflicts committee of our general partner’s board of directors, and may also perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Fiduciary Duties

Our general partner is accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to unitholders by our general partner are prescribed by law and the partnership agreement.

The Delaware Revised Uniform Limited Partnership Act, which we refer to in this prospectus as the Delaware Act, provides that Delaware limited partnerships may, in their partnership agreements, modify, restrict or expand the fiduciary duties otherwise owed by a general partner to limited partners and the partnership.

Our partnership agreement contains various provisions modifying and restricting the fiduciary duties that might otherwise be owed by our general partner. We have adopted these restrictions to allow our general partner and its affiliates to engage in transactions with us that would otherwise be prohibited by state-law fiduciary duty standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. Without these modifications, our general partner’s ability to make decisions involving conflicts of interest would be restricted, and engaging in such transactions could result in violations of our general partner’s state-law fiduciary standards. We believe these modifications are appropriate and necessary because our general partner’s board of directors has fiduciary duties to manage our general partner in a manner beneficial to its owners, as well as to our unitholders. The modifications to the fiduciary standards enable our general partner to take into consideration the interests of all parties involved in the proposed action, so long as the resolution is fair and reasonable to us. These modifications also enable our general partner to attract and retain experienced and capable directors. These modifications are detrimental to our common unitholders because they restrict the rights and remedies that would otherwise be available to our unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest.

The following is a summary of the material restrictions of the fiduciary duties owed by our general partner to the limited partners:

State-law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

Rights and remedies of unitholders	The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These legal actions include actions against a general partner for breach of fiduciary duty or the partnership agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues about compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for losses sustained or liabilities incurred as a result of any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, our general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct, or in the case of a criminal matter, acted with the knowledge that such conduct was unlawful.

Special Provisions Regarding Affiliated Transactions. Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest that are not approved by a vote of unitholders and that are not approved by the conflicts committee of the board of directors of our general partner must be:

• on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

• fair and reasonable to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our general partner does not seek approval from the conflicts committee and the board of directors of our general partner determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors, which may include board members affected by the conflict of interest, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us challenging such approval, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

By purchasing our common units, each common unitholder automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner to sign a partnership agreement does not render our partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify our general partner and its officers, directors, managers and certain other specified persons, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that, in respect of the matter for which these persons are seeking indemnification, these persons acted in bad faith or engaged in fraud or willful misconduct. We must also provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it meets the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, in the opinion of the SEC, such indemnification is contrary to public policy and, therefore, unenforceable. Please read “The Partnership Agreement—Indemnification.”

DESCRIPTION OF THE COMMON UNITS

The Units

The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the rights of holders of common units in and to partnership distributions, please read this section and “Our Cash Distribution Policy and Restrictions on Distributions.” For a description of other rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement.”

Transfer Agent and Registrar

Duties

Wells Fargo Shareholder Services will serve as registrar and transfer agent for the common units. We will pay all fees charged by the transfer agent for transfers of common units, except the following, which must be paid by our unitholders:

•	surety bond premiums to replace lost or stolen certificates or to cover taxes and other governmental charges;

•	special charges for services requested by a common unitholder; and

•	other similar fees or charges.

There will be no charge to our unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their respective stockholders, directors, officers and employees against all claims and losses that may arise out of their actions for their activities in that capacity, except for any liability due to any gross negligence or willful misconduct of the indemnitee.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor is appointed, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of our partnership agreement; and

•	makes the consents, acknowledgments and waivers contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

Our general partner may request that a transferee of common units certify that such transferee is an Eligible Holder. As of the date of this prospectus, an Eligible Holder means:

•	a citizen of the United States;

•	a corporation organized under the laws of the United States or of any state thereof;

•	a public body of the United States, including a municipality of the United States;

•	an association of United States citizens, such as a partnership or limited liability company, organized under the laws of the United States or of any state thereof, but only if such association does not have any direct or indirect foreign ownership, other than foreign ownership of stock in a parent corporation organized under the laws of the United States or of any state thereof; or

•	a limited partner whose nationality, citizenship or other related status would not, in the determination of our general partner, create a substantial risk of cancellation or forfeiture of any property in which we or our subsidiary has an interest.

For the avoidance of doubt, onshore mineral leases or any direct or indirect interest therein may be acquired and held by aliens only through stock ownership, holding or control in a corporation organized under the laws of the United States or of any state thereof.

In addition to other rights acquired upon transfer, the transferor gives the transferee the right to be admitted to our partnership as a limited partner with respect to the transferred common units. A transferee will become a limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and any transfers are subject to the laws governing transfers of securities.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “Our Cash Distribution Policy and Restrictions on Distributions” and “Provisions of Our Partnership Agreement Relating to Cash Distributions;”

•	with regard to the fiduciary duties of our general partner, please read “Conflicts of Interest and Fiduciary Duties;”

•	with regard to the transfer of common units, please read “Description of the Common Units—Transfer Agent and Registrar—Transfer of Common Units;” and

•	with regard to allocations of taxable income, taxable loss and other matters, please read “Material Tax Consequences.”

Organization and Duration

Our partnership was organized in July 2011 and will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.

Purpose

Our purpose under our partnership agreement is to engage directly in, or enter into or form, hold and dispose of any corporation, partnership, joint venture, limited liability company or other arrangement to engage directly in, any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law and, in connection therewith, to exercise all of the rights and powers conferred upon us pursuant to the agreements relating to such business activity and do anything necessary or appropriate to the foregoing. However, our general partner may not cause us to engage in any business activity that it determines would be reasonably likely to cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our general partner has the ability to cause us and our subsidiary to engage in activities other than the ownership, acquisition, exploitation and development of oil and natural gas properties and the ownership, acquisition and operation of related assets, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interests of us or our limited partners. Our general partner is generally authorized to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Cash Distributions

Our partnership agreement specifies the manner in which we will make cash distributions to our unitholders and other partnership interests as well as to our general partner in respect of its general partner interest. For a description of these cash distribution provisions, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described under “—Limited Liability.”

For a discussion of our general partner’s right to contribute capital to maintain its 2.0% general partner interest if we issue additional units, please read “—Issuance of Additional Interests.”

Limited Voting Rights

The following is a summary of the unitholder vote required for each of the matters specified below.

Various matters require the approval of a “unit majority,” which means the approval of a majority of the outstanding common units.

In voting their common units, our general partner, and our general partner’s affiliates (including the Founders) and Yorktown will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or our limited partners.

Issuance of additional units	No approval right. Please read “—Issuance of Additional Interests.”

Amendment of the partnership agreement	Certain amendments may be made by our general partner without the approval of any limited partner. Other amendments generally require the approval of a unit majority. Please read “—Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority, in certain circumstances. Please read “—Merger, Consolidation, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. Please read “—Dissolution.”

Continuation of our business upon dissolution	Unit majority. Please read “—Dissolution.”

Withdrawal of our general partner	Prior to December 31, 2021, under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates (including the Founders), is required for the withdrawal of our general partner in a manner that would cause a dissolution of our partnership. Please read “—Withdrawal or Removal of Our General Partner.”

Removal of our general partner	Not less than 66 2/3% of the outstanding units, including units held by our general partner and its affiliates (including the Founders). Please read “—Withdrawal or Removal of Our General Partner.”

Transfer of our general partner interest	Our general partner may transfer without a vote of our unitholders all, but not less than all, of its general partner interest in us to an affiliate or another person (other than an individual) in connection with its merger or consolidation with or into, or sale of all, or substantially all, of its assets to, such other person. The approval of a majority of the common units, excluding common units held by our general partner and its affiliates (including the Founders), is required in other circumstances for a transfer of the general partner interest to a third party prior to , 2021. Please read ‘‘—Transfer of General Partner Interest.”

Transfer of ownership interests in our general partner	No approval required at any time. Please read “—Transfer of Ownership Interests in Our General Partner.”

Applicable Law; Forum, Venue and Jurisdiction

Our partnership agreement is governed by Delaware law. Our partnership agreement requires that any claims, suits, actions or proceedings:

•	arising out of or relating in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us);

•	brought in a derivative manner on our behalf;

•	asserting a claim of breach of duty (including any fiduciary duty) owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or the limited partners;

•	asserting a claim arising pursuant to or to interpret or enforce any provision of the Delaware Act; or

•	asserting a claim governed by the internal affairs doctrine,

shall be exclusively brought in the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction), in each case, regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. By purchasing a common unit, a limited partner (i) irrevocably submits to the exclusive jurisdiction of such courts in connection with any such claim, suit, action or proceedings; (ii) irrevocably agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of such courts or of any other court to which proceedings in such courts may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum, or (C) the venue of such claim, suit, action or proceeding is improper; (iii) expressly waives any requirement for the posting of a bond by a party bringing such claim, suit, action or proceeding; (v) consents to process being served in any such claim, suit, action or proceeding by (X) mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices under our partnership agreement or (Y) any other manner permitted by law; and (vi) irrevocably waives any and all right to trial by jury in any such claim, suit, action or proceeding.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right or exercise of the right by our limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to the partnership agreement; or

•	to take other action under the partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then our limited partners could be held personally liable for our obligations under Delaware law, to the same extent as our general partner. This liability would extend to persons who transact business with us and reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Our operating subsidiary conducts business in Oklahoma and Colorado, and we may have operating subsidiaries that conduct business in other states in the future. Maintenance of our limited liability as an owner of our operating subsidiary may require compliance with legal requirements in the jurisdictions in which our operating subsidiary conducts business, including qualifying our operating subsidiary to do business there.

Limitations on the liability of members or limited partners for the obligations of a limited liability company or limited partnership have not been clearly established in many jurisdictions. If, by virtue of our ownership in our subsidiary or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by our limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then our limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of our limited partners.

Issuance of Additional Interests

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests and options, rights, warrants, restricted units, appreciation rights, phantom or tracking interests or other economic interests in us or in our securities for the consideration and on the terms and conditions determined by our general partner without the approval of our unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit the issuance by our subsidiary of equity interests, which may effectively rank senior to our common units.

If we issue additional partnership interests (other than the issuance of common units upon exercise by the underwriters of their option to purchase additional common units, the issuance of common units to the Contributing Parties upon expiration of the underwriters’ option to purchase additional common units or the issuance of partnership interests upon conversion of any outstanding partnership interests that may be converted into common units), our general partner will be entitled, but not required, to make additional capital contributions to the extent necessary to maintain its 2.0% general partner interest in us. Our general partner’s 2.0% general partner interest in us will be reduced if we complete any such issuance of partnership interests in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2.0% general partner interest in us. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other partnership interests whenever, and on the same terms that, we issue those interests to persons other than our general partner and its affiliates, to the extent necessary to maintain the aggregate percentage interest in us of our general partner and its affiliates, including such interest represented by common units or other partnership interests, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership interests.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith and in the best interests of us or our limited partners. To adopt a proposed amendment, other than the amendments discussed below under “—No Unitholder Approval,” our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of our limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may:

•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•	enlarge the obligations of, restrict, change or modify in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld in its sole discretion.

The provision of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units (including units owned by our general partner, our general partner’s affiliates (including the Founders) and Yorktown) or upon receipt of a written opinion of counsel acceptable to our general partner to the effect that such amendment will not affect the limited liability of any limited partner under the Delaware Act. Upon the consummation of this offering, affiliates of our general partner (including the Founders) and Yorktown will own an aggregate of approximately     % of our outstanding common units representing an aggregate of approximately     % of our outstanding limited partnership units.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•	a change that our general partner determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or other entity in which the limited partners have limited liability under the laws of any state or to ensure that neither we, nor our subsidiary will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•	a change in our fiscal year or taxable period and related changes;

•	an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or the directors, officers, agents or trustees of our general partner from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, or ERISA, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the U.S. Department of Labor;

•	an amendment that our general partner determines to be necessary or appropriate for the creation, authorization or issuance of any class or series of additional partnership securities or options, rights, warrants, restricted units, appreciation rights, tracking or phantom interests or other economic interests in the partnership relating to our securities;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•	any amendment that our general partner determines to be necessary or appropriate to reflect and account for the formation by us of, or our investment in, any corporation, partnership, limited liability company, joint venture or other entity, as otherwise permitted by our partnership agreement;

•	conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance subject in each case to certain restrictions; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner if our general partner determines that those amendments:

•	do not adversely affect our limited partners (or any particular class of limited partners) in any material respect;

•	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•	are necessary or appropriate to facilitate the trading of our units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which any class of our partnership interests is or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to our limited partners or result in our being treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes in connection with any of the amendments described above under “—No Unitholder Approval.” No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under Delaware law of any of our limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected, but no vote will be required by any class or classes or type or types of limited partners that our general partner determines are not adversely affected in any material respect. Any amendment that reduces the voting percentage required to take any action other than to remove the general partner or call a meeting of unitholders must be approved by the affirmative vote of partners holding aggregate partnership interests constituting not less than the voting requirement sought to be reduced. Any amendment that would increase the percentage of units required to remove the general partner or call a meeting of unitholders must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the percentage sought to be increased.

Merger, Consolidation, Sale or Other Disposition of Assets

A merger or consolidation of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any duty (including any fiduciary duty) or obligation whatsoever to us or our limited partners, including any duty to act in good faith and in the best interest of us or our limited partners.

In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us, among other things, to sell, exchange or otherwise dispose of all or substantially all of our and our subsidiary’s assets (taken as a whole) in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination or sale of ownership interests of our subsidiary. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without such approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without such approval. Finally, our general partner may consummate any merger or consolidation without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the merger or consolidation will not result in a material amendment to our partnership agreement (other than an amendment that the general partner could adopt without the consent of other partners), each of our partnership interests outstanding immediately prior to the merger or consolidation will be an identical partnership interest of our partnership following the transaction, and the number partnership interests to be issued in such merger or consolidation does not exceed 20% of our outstanding partnership interests immediately prior to the effective date of such merger or consolidation.

If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or our subsidiary into a new limited liability entity or merge us or our subsidiary into, or convey all of our assets to, a newly formed entity that has no assets, liabilities or operations at the time of such conversion, merger or conveyance, if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, our general partner has received an opinion of counsel regarding limited liability and tax matters, and the governing instruments of the new entity provide our limited partners and our general partner with substantially the same rights and obligations as contained in our partnership agreement. The unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Dissolution

We will continue as a limited partnership until dissolved under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by the holders of a unit majority;

•	there being no limited partners, unless we are continued without dissolution in accordance with the Delaware Act;

•	the entry of a decree of judicial dissolution of our partnership pursuant to the provisions of the Delaware Act; or

•	the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner, other than by reason of a transfer of its general partner interest in us in accordance with our partnership agreement, unless a successor general partner is admitted pursuant to our partnership agreement.

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the exercise of the right would not result in the loss of limited liability under the Delaware Act of any limited partner; and

•	neither our partnership nor our subsidiary would be treated as an association taxable as a corporation or otherwise be taxable as an entity for U.S. federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless our business is continued, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in “Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to December 31, 2021 without obtaining the approval of the holders of at least a majority of our outstanding common units, excluding common units held by our general partner and its affiliates (including the Founders), and furnishing an opinion of counsel regarding limited liability and tax matters. On or after December 31, 2021, our general partner may withdraw as our general partner without first obtaining approval of any unitholder by giving at least 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw as our general partner without unitholder approval upon 90 days’ notice to our limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates (including the Founders). In addition, subject to the restrictions set forth in our partnership agreement, on or after December 31, 2021, our general partner may sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “—Transfer of General Partner Interest.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority may, prior to the effective date of such withdrawal, elect a successor to the withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters is not obtained, we will be dissolved, wound up and liquidated, unless within a specified period of time after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “—Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of our outstanding units, including units held by our general partner, our general partner’s affiliates (including the Founders) and Yorktown, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of our outstanding common units, voting as a separate class. The ownership of more than 33 1/3% of our outstanding units by our general partner, our general partner’s affiliates (including the Founders) and Yorktown would give them the practical ability to prevent our general partner’s removal. Upon the consummation of this offering, affiliates of our general partner (including the Founders) and Yorktown will own an aggregate of approximately     % of our outstanding common units, representing approximately     % of our outstanding limited partnership units.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist our general partner will have the right to convert its general partner interest into common units or to receive cash in exchange for those interests based on the fair market value of the interests at the time.

In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the departing general partner’s general partner interest for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached within the period provided under our partnership agreement, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. If the departing general partner and the successor general partner cannot agree upon one independent investment banking firm or other independent expert, then an independent investment banking firm or other independent expert chosen by agreement of the independent investment banking firm or other independent expert selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner will become a limited partner and such general partner interest will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for the transfer by our general partner of all, but not less than all, of its general partner interest to:

•	an affiliate of our general partner (other than an individual); or

•	another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any part of its general partner interest to another person prior to December 31, 2021, without the approval of the holders of at least a majority of our outstanding common units, excluding common units held by our general partner and its affiliates (including the Founders). As a condition of this transfer, the transferee must agree to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interests held by our general partner as the general partner or managing member, if any, of us or our subsidiary and must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner, our general partner’s affiliates (including the Founders) and Yorktown may at any time transfer common units to one or more persons without unitholder approval.

Transfer of Ownership Interests in Our General Partner

At any time, the members of our general partner may sell or transfer all or part of their membership interests in our general partner to an affiliate or a third party without the approval of our unitholders.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove our general partner or otherwise change the management of our general partner. If any person or group other than our general partner, its affiliates (including the Founders) and Yorktown acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights with respect to all of such partnership interests. This loss of voting rights does not apply to any person or group that acquires partnership interests directly from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires partnership interests with the prior approval of the board of directors of our general partner.

If our general partner is removed without cause, our partnership agreement provides that, among other things, our general partner will have the right to convert its general partner interest into common units or receive cash in exchange for those interests.

Limited Call Right

If at any time our general partner and its affiliates (including the Founders) own more than 80% of our then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign and transfer in whole or in part to any of its affiliates or to us, to purchase all, but not less than all, of the limited partner interests of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days’ notice. The purchase price in the event of this purchase is the greater of:

•	the highest cash price paid by our general partner or any of its affiliates for any limited partner interests of such class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase such limited partner interests; and

•	the average of the daily closing prices of the limited partner interests of such class over the 20 trading days preceding the date three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or price. The federal income tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material Tax Consequences—Disposition of Units.”

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of partnership interests then outstanding, record holders of limited partner interests on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Units that are owned by non-citizens or other ineligible holders will be voted by our general partner and our general partner will cast the votes on those units in the same ratios as the votes of limited partners on other units are cast. Please read “Non-Citizen Unitholders; Redemption” for additional information concerning the citizenship, nationality, and related status requirements for owning our common units.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. If authorized by our general partner, any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if an approval in writing describing the action so taken is signed by holders of not less than the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Interests.” However, if at any time any person or group, other than our general partner and its affiliates (including the Founders) or a direct or subsequently approved transferee of our general partner or its affiliates and specifically approved by our general partner, acquires, in the aggregate, beneficial ownership of 20% or more of any class of partnership interests then outstanding, that person or group will lose voting rights with respect to all of such partnership interests and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes or, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

Upon a transfer of any common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records and such limited partner becomes the record holder of the common units so transferred. Except as described under ‘‘—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

Non-Citizen Unitholders; Redemption

We may acquire interests in oil and natural gas leases on United States federal lands in the future. To comply with certain U.S. laws relating to the ownership of interests in oil and natural gas leases on federal lands, our general partner, acting on our behalf, may request any unitholder to furnish to the general partner within 30 days of the request a properly completed certificate certifying as to the unitholder’s nationality, citizenship or other related status. If, following a request by our general partner, a unitholder fails to furnish such certification within the 30-day period or if the general partner determines, with the advice of counsel, that the unitholder’s nationality, citizenship or other related status would create a substantial risk of cancellation or forfeiture of property in which the we have an interest, we will have the right to redeem the units held by such unitholder. Further, the units held by such unitholder will not be entitled to any voting rights. The redemption price will be paid in cash or delivery of a promissory note, as determined by our general partner. If our general partner chooses to redeem the units in cash, the redemption price will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption. If our general partner chooses to redeem the units with a promissory note, the promissory note will bear interest at the rate of 5% annually and be payable in three equal annual installments of principal and accrued interest, commencing one year after the redemption date.

For the avoidance of doubt, onshore mineral leases or any direct or indirect interest therein may be acquired and held by aliens only through stock ownership, holding or control in a corporation organized under the laws of the United States or of any state thereof.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events whether civil, criminal, administrative or investigative, and whether formal or informal and including appeals:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of our general partner or any departing general partner;

•	any person who is or was a director, officer, employee, agent, manager, managing member, partner, fiduciary or trustee of us, our subsidiary or any entity set forth in the preceding three bullet points;

•	any person who is or was serving at the request of a general partner, any departing general partner, or any affiliate of us or our subsidiary, as a director, officer, employee, agent, manager, managing member, general partner, fiduciary or trustee of another person owing a fiduciary duty to us or our subsidiary;

•	any person who controls our general partner or any departing general partner; and

•	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance covering liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on behalf of us or our subsidiary and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates, including Mid-Con Energy Operating, may be reimbursed. These expenses include salary, bonus, incentive compensation, employment benefits, and other amounts paid to persons who perform services for us or on our behalf, and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine in good faith the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books and records of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis in accordance with GAAP. For financial reporting and tax purposes, our fiscal year end is December 31.

We will furnish or make available to record holders of common units, within 100 days after the close of each fiscal year, an annual report containing audited financial statements, including a balance sheet and statements of operations, partnership equity and cash flows and a report on those financial statements by our independent registered public accounting firm. Except for our fourth quarter, we will also furnish or make available within 50 days after the close of each quarter, a report containing unaudited financial statements and such other information as may be received by applicable law, regulation or NASDAQ Global Market rule, or as our general partner determines to be necessary or appropriate.

Our general partner will be deemed to have made a report available if it has either filed such report with the SEC and such report is publicly available or made such report available on any publicly available website maintained by us.

The tax information reasonably required for federal, state and local income tax reporting purposes will be furnished within 90 days of the close of the calendar year in which our taxable period ends.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, obtain:

•	a current list of the name and last known address of each record holder;

•	copies of our partnership agreement, our certificate of limited partnership and, related amendments;

•	true and full information regarding the status of our business and financial condition (provided that these requirements will be satisfied to the extent the limited partner is furnished our most recent annual report any subsequent quarterly or periodic reports required to be filed with the SEC pursuant to Section 13 of the Exchange Act); and

•	any other information regarding our affairs as our general partner determines in its sole discretion is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partner’s trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, our general partner and its affiliates (including the Founders) have the right to cause us to register for resale under the Securities Act and applicable state securities laws any common units or other partnership interests proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. In addition, our general partner and its affiliates (including the Founders) have the right to include such securities in a registration by us or any other unitholder, subject to customary exceptions. These registration rights continue for two years following the withdrawal or removal of our general partner and for so long as is required for the holder to sell all of the partnership interests with respect to which it has requested registration during such two-year period. In addition, we are restricted from granting any superior piggyback registration rights during this two-year period. We will pay all expenses incidental to the registration, excluding underwriting fees and discounts. In connection with any registration of this kind, we will indemnify the unitholders participating in the registration and their officers, directors and controlling persons from and against specified liabilities, including under the Securities Act or any applicable state securities laws. Please read “Units Eligible for Future Sale.”

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered hereby, the Founders, Yorktown and the other Contributing Parties will hold an aggregate of           common units. The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop.

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units owned by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1.0% of the total number of the securities outstanding; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A unitholder who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell his common units under Rule 144 without regard to the rule’s public information requirements, volume limitations, manner of sale provisions and notice requirements.

Our partnership agreement does not restrict our ability to issue any partnership interests. Any issuance of additional common units or other equity interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, our common units then outstanding. Please read “The Partnership Agreement—Issuance of Additional Interests.”

Under our partnership agreement, our general partner and its affiliates, including the Founders, have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any common units or other partnership interests that they hold, which we refer to as registerable securities. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any registerable securities to require registration of such registerable securities and to include any such registerable securities in a registration by us of common units or other partnership interests, including common units or other partnership interests offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years following the withdrawal or removal of our general partner. In connection with any registration of units held by our general partner or its affiliates, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts. Except as described below, our general partner and its affiliates may sell their common units or other partnership interests in private transactions at any time, subject to compliance with certain conditions and applicable laws.

We, our general partner and certain of its affiliates and the directors and executive officers of our general partner have agreed, subject to certain exceptions, not to sell any common units for a period of 180 days from the date of this prospectus. For a description of these lock-up provisions, please read “Underwriting.”

MATERIAL TAX CONSEQUENCES

This section is a summary of the material U.S. federal income, state and local tax consequences that may be relevant to prospective unitholders and, unless otherwise noted in the following discussion, is the opinion of Andrews Kurth LLP insofar as it describes legal conclusions with respect to matters of U.S. federal income tax law. Such statements are based on the accuracy of the representations made by our general partner and us to Andrews Kurth LLP, and statements of fact do not represent opinions of Andrews Kurth LLP. To the extent this section discusses U.S. federal income taxes, that discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing and proposed Treasury regulations promulgated thereunder (the “Treasury Regulations”), and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Mid-Con Energy Partners, LP and our subsidiary.

This section does not address all U.S. federal, state and local tax matters that affect us or our unitholders. To the extent that this section relates to taxation by a state, local or other jurisdiction within the United States, such discussion is intended to provide only general information. We have not sought the opinion of legal counsel regarding U.S. state, local or other taxation and, thus, any portion of the following discussion relating to such taxes does not represent the opinion of Andrews Kurth LLP or any other legal counsel. Furthermore, this section focuses on unitholders who are individual citizens or residents of the United States, whose functional currency is the U.S. dollar and who hold common units as a capital asset (generally, property that is held as an investment). This section has only limited application to corporations, partnerships (and entities treated as partnerships for U.S. federal income tax purposes), estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, non-U.S. persons, individual retirement accounts, employee benefit plans, real estate investment trusts or mutual funds. Accordingly, we encourage each prospective unitholder to consult such unitholder’s own tax advisor in analyzing the U.S. federal, state, local and non-U.S. tax consequences particular to that unitholder resulting from his ownership or disposition of his common units.

No ruling has been or will be requested from the Internal Revenue Service (the “IRS”) regarding any matter that affects us or our unitholders. Instead, we will rely on opinions and advice of Andrews Kurth LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for our common units and the prices at which such common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, our tax treatment, or the tax treatment of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, Andrews Kurth LLP has not rendered an opinion with respect to the following specific U.S. federal income tax issues: (1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Units—Allocations Between Transferors and Transferees”); and (3) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Uniformity of Units”).

Taxation of Mid-Con Energy Partners, LP

Partnership Status

We will be treated as a partnership for U.S. federal income tax purposes and, therefore, generally will not be liable for U.S. federal income taxes. Instead, each of our unitholders will be required to take into account his respective share of our items of income, gain, loss and deduction in computing his U.S. federal income tax liability as if the unitholder had earned such income directly, even if no cash distributions are made to the unitholder. Distributions by us to a unitholder generally will not be taxable to the unitholder unless the amount of cash distributed to the unitholder exceeds the unitholder’s tax basis in his common units.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from exploration and production of certain natural resources, including oil, natural gas, and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 5% of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner, and a review of the applicable legal authorities, Andrews Kurth LLP is of the opinion that at least 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time.

No ruling has been or will be sought from the IRS, and the IRS has made no determination as to our status or the status of our operating subsidiary for U.S. federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Andrews Kurth LLP on such matters. It is the opinion of Andrews Kurth LLP that we will be classified as a partnership and our operating subsidiary will be disregarded as an entity separate from us for U.S. federal income tax purposes.

In rendering its opinion, Andrews Kurth LLP has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Andrews Kurth LLP has relied include, without limitation:

(a) neither we nor our operating subsidiary has elected or will elect to be treated as a corporation; and

(b) for each taxable year, including short taxable years occurring as a result of a constructive termination, more than 90% of our gross income has been and will be income that Andrews Kurth LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

We believe that these representations have been true in the past and expect that these representations will continue to be true in the future.

If we fail to meet the Qualifying Income Exception, unless such failure is determined by the IRS to be inadvertent and is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we failed to meet the Qualifying Income Exception, in return for stock in that corporation and then distributed that stock to our unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to our unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for U.S. federal income tax purposes.

If we were taxed as a corporation for U.S. federal income tax purposes in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return, rather than being passed through to our unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as taxable dividend income, to the extent of our current and accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in our common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of our common units.

The discussion below is based on Andrews Kurth LLP’s opinion that we will be classified as a partnership for U.S. federal income tax purposes.

Tax Consequences of Unit Ownership

Limited Partner Status

Unitholders who are admitted as limited partners of Mid-Con Energy Partners, LP, as well as unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of common units, will be treated as partners of Mid-Con Energy Partners, LP for U.S. federal income tax purposes. A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for U.S. federal income tax purposes. Please read “—Treatment of Short Sales.” Unitholders who are not treated as partners in us as described above are urged to consult their own tax advisors with respect to the tax consequences applicable to them under the circumstances.

The references to “unitholders” in the discussion that follows are to persons who are treated as partners in Mid-Con Energy Partners, LP for federal income tax purposes.

Flow-Through of Taxable Income

Subject to the discussion below under “—Entity-Level Collections of Unitholder Taxes,” neither we nor our subsidiary will pay any U.S. federal income tax. For U.S. federal income tax purposes, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether we make cash distributions to such unitholder. Consequently, we may allocate income to a unitholder even if that unitholder has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for his taxable year or years ending with or within our taxable year. Our taxable year ends on December 31.

Treatment of Distributions

Distributions made by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Cash distributions made by us to a unitholder in an amount in excess of the unitholder’s tax basis in his common units generally will be considered to be gain from the sale or exchange of those common units, taxable in accordance with the rules described under “—Disposition of Units” below. Any reduction in a unitholder’s share of our liabilities, including as a result of future issuances of additional common units, will be treated as a distribution of cash to that unitholder. To the extent that cash distributions made by us cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, that unitholder must recapture any losses deducted in previous years. Please read ‘‘—Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property, including a deemed distribution, may result in ordinary income to a unitholder, regardless of that unitholder’s tax basis in its common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, depletion recapture and/or substantially appreciated “inventory items,” both as defined in Section 751 of the Internal Revenue Code, and collectively, “Section 751 Assets.” To the extent of such reduction, a unitholder will be treated as having received his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for an allocable portion of the non-pro rata distribution made to such unitholder. This latter deemed exchange generally will result in the unitholder’s realization of ordinary income in an amount equal to the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis (generally zero) in the Section 751 Assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2014, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 40% of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders could substantially increase. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make the initial quarterly distribution on all common units and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure our unitholders that these estimates will prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

•	gross income from operations exceeds the amount required to pay distributions at the initial quarterly distribution rate on all common units, yet we only pay distributions at the initial quarterly distribution rate on all common units; or

•	we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Basis of Units

A unitholder’s initial tax basis in his common units will be the amount he paid for those common units plus his share of our nonrecourse liabilities. That basis generally will be

(i) increased by the unitholder’s share of our income and by any increases in such unitholder’s share of our nonrecourse liabilities, and (ii) decreased, but not below zero, by distributions to him, by his share of our losses, by depletion deductions taken by him to the extent such deductions do not exceed his proportionate share of the adjusted tax basis of the underlying properties, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner, but will have a share, generally, based on his share of our profits, of our nonrecourse liabilities. Please read “—Disposition of Units—Recognition of Gain or Loss.”

Limitations on Deductibility of Losses

The deduction by a unitholder of that unitholder’s share of our losses will be limited to the lesser of (i) the tax basis such unitholder has in his common units, and (ii) in the case of an individual, estate, trust or corporate unitholder (if more than 50% of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals or some tax exempt organizations) to the amount for which the unitholder is considered to be “at risk” with respect to our activities. A unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause the unitholder’s at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction in a later year to the extent that the unitholder’s tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at risk limitation in excess of that gain would no longer be utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of the unitholder’s common units, excluding any portion of that basis attributable to the unitholder’s share of our nonrecourse liabilities, reduced by (1) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (2) any amount of money the unitholder borrows to acquire or hold his common units, if the lender of those borrowed funds owns an interest in us, is related to another unitholder or can look only to the common units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s common units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in the unitholder’s share of our liabilities.

The at risk limitation applies on an activity-by-activity basis, and in the case of oil and natural gas properties, each property is treated as a separate activity. Thus, a taxpayer’s interest in each oil or natural gas property is generally required to be treated separately so that a loss from any one property would be limited to the at risk amount for that property and not the at risk amount for all the taxpayer’s oil and natural gas properties. It is uncertain how this rule is implemented in the case of multiple oil and natural gas properties owned by a single entity treated as a partnership for federal income tax purposes. However, for taxable years ending on or before the date on which further guidance is published, the IRS will permit aggregation of oil or natural gas properties we own in computing a unitholder’s at risk limitation with respect to us. If a unitholder were required to compute his at risk amount separately with respect to each oil or natural gas property we own, he might not be allowed to utilize his share of losses or deductions attributable to a particular property even though he has a positive at risk amount with respect to his common units as a whole.

In addition to the basis and at risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations may deduct losses from passive activities, which are generally defined as trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or a unitholder’s investments in other publicly-traded partnerships, or a unitholder’s salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or (if applicable) qualified dividend income. The IRS has indicated that net passive income earned by a publicly-traded partnership will be treated as investment income to its unitholders for purposes of the investment interest expense limitation. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections of Unitholder Taxes

If we are required or elect under applicable law to pay any U.S. federal, state, local or non-U.S. tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a unitholder whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of common units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction

In general, our items of income, gain, loss and deduction will be allocated among our general partner and the unitholders in accordance with their percentage interests in us. If we have a net loss for an entire taxable year, the loss will be allocated first to our general partner and the unitholders in accordance with their percentage interests in us to the extent of the unitholders’ positive capital accounts as adjusted to take into account the unitholders’ share of nonrecourse debt, and thereafter to our general partner.

Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of our assets, a “Book Tax Disparity,” at the time of this offering and any future offerings or certain other transactions. The effect of these allocations, referred to as Section 704(c) Allocations, to a unitholder acquiring common units in this offering will be essentially the same as if the tax bases of our assets were equal to their fair market values at the time of this offering. However, in connection with providing this benefit to any future unitholders, similar allocations will be made to all holders of partnership interests immediately prior to a future offering or certain other transactions, including purchasers of common units in this offering, to account for any Book Tax Disparity at the time of such transaction. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by other unitholders.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate a Book-Tax Disparity, will generally be given effect for U.S. federal income tax purposes in determining a unitholder’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a unitholder’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Andrews Kurth LLP is of the opinion that, with the exception of the issues described in “—Section 754 Election” and “—Disposition of Common Units—Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales

A unitholder whose common units are loaned to a “short seller” to cover a short sale of common units may be considered as having disposed of those common units. If so, such unitholder would no longer be treated for tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those common units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those common units would be fully taxable; and

•	all of these distributions may be subject to tax as ordinary income.

Andrews Kurth LLP has not rendered an opinion regarding the tax treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of our common units. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult with their tax advisor about modifying any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their common units. The IRS has previously announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please read “—Disposition of Units—Recognition of Gain or Loss.”

Alternative Minimum Tax

Each unitholder will be required to take into account the unitholder’s distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for non-corporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors with respect to the impact of an investment in our common units on their liability for the alternative minimum tax.

Tax Rates

Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 35% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than one year) of individuals is 15%. However, absent new legislation extending the current rates, beginning January 1, 2013, the highest marginal U.S. federal income tax rate applicable to ordinary income and long-term capital gains of individuals will increase to 39.6% and 20%, respectively. These rates are subject to change by new legislation at any time.

Recently enacted legislation will impose a 3.8% Medicare tax on certain investment income earned by individuals, estates, and trusts for taxable years beginning after December 31, 2012. For these purposes, investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of common units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income from all investments, or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds specified threshold levels depending on a unitholder’s federal income tax filing status. In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election

We will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. That election will generally permit us to adjust a unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect the unitholder’s purchase price. The Section 743(b) adjustment separately applies to any transferee of a unitholder who purchases outstanding common units from another unitholder based upon the values and bases of our assets at the time of the transfer to the transferee. The Section 743(b) adjustment does not apply to a person who purchases common units directly from us, and belongs only to the purchaser and not to other unitholders. Please read, however, “—Allocation of Income, Gain, Loss and Deduction.” For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) the unitholder’s share of our tax basis in our assets (“common basis”) and (2) the unitholder’s Section 743(b) adjustment to that basis.

The timing and calculation of deductions attributable to Section 743(b) adjustments to our common basis will depend upon a number of factors, including the nature of the assets to which the adjustment is allocable, the extent to which the adjustment offsets any Internal Revenue Code Section 704(c) type gain or loss with respect to an asset and certain elections we make as to the manner in which we apply Internal Revenue Code Section 704(c) principles with respect to an asset to which the adjustment is applicable. Please read “—Allocation of Income, Gain, Loss and Deduction.”

The timing of these deductions may affect the uniformity of our common units. Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of common units even if that position is not consistent with these and any other Treasury Regulations or if the position would result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “—Uniformity of Units.” Andrews Kurth LLP is unable to opine as to the validity of any such alternate tax positions because there is no clear applicable authority. A unitholder’s basis in a unit is reduced by his share of our deductions (whether or not such deductions were claimed on an individual income tax return) so that any position that we take that understates deductions will overstate the unitholder’s basis in his common units and may cause the unitholder to understate gain or overstate loss on any sale of such common units. Please read “—Uniformity of Units.”

A Section 754 election is advantageous if the transferee’s tax basis in his common units is higher than the common units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and the transferee’s share of any gain or loss on a sale of assets by us would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his common units is lower than those common units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the common units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally a built-in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the fair market value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally either non-amortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure our unitholders that the determinations we make will not be successfully challenged by the IRS or that the resulting deductions will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should our general partner determine the expense of compliance exceeds the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of common units may be allocated more income than such purchaser would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We will use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his common units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read ‘‘—Disposition of Units—Allocations Between Transferors and Transferees.”

Depletion Deductions

Subject to the limitations on deductibility of losses discussed above (please read “—Tax Consequences of Unit Ownership—Limitations on Deductibility of Losses”), unitholders will be entitled to deductions for the greater of either cost depletion or (if otherwise allowable) percentage depletion with respect to our oil and natural gas interests. Although the Internal Revenue Code requires each unitholder to compute his own depletion allowance and maintain records of his share of the adjusted tax basis of the underlying property for depletion and other purposes, we intend to furnish each of our unitholders with information relating to this computation for federal income tax purposes. Each unitholder, however, remains responsible for calculating his own depletion allowance and maintaining records of his share of the adjusted tax basis of the underlying property for depletion and other purposes.

Percentage depletion is generally available with respect to unitholders who qualify under the independent producer exemption contained in Section 613A(c) of the Internal Revenue Code. To qualify as an “independent producer” eligible for percentage depletion (and that is not subject to the intangible drilling and development cost deduction limits, please read “—Deductions for Intangible Drilling and Development Costs,”) a unitholder, either directly or indirectly through certain related parties, may not be involved in the refining of more than 75,000 barrels of oil (or the equivalent amount of natural gas) on average for any day during the taxable year or in the retail marketing of oil and natural gas products exceeding $5.0 million per year in the aggregate. Percentage depletion is calculated as an amount generally equal to 15% (and, in the case of marginal production, potentially a higher percentage) of the unitholder’s gross income from the depletable property for the taxable year. The percentage depletion deduction with respect to any property is limited to 100% of the taxable income of the unitholder from the property for each taxable year, computed without the depletion allowance. A unitholder that qualifies as an independent producer may deduct percentage depletion only to the extent the unitholder’s average net daily production of domestic crude oil, or the natural gas equivalent, does not exceed 1,000 barrels. This depletable amount may be allocated between oil and natural gas production, with 6,000 cubic feet of domestic natural gas production regarded as equivalent to one barrel of crude oil. The 1,000-barrel limitation must be allocated among the independent producer and controlled or related persons and family members in proportion to the respective production by such persons during the period in question.

In addition to the foregoing limitations, the percentage depletion deduction otherwise available is limited to 65% of a unitholder’s total taxable income from all sources for the year, computed without the depletion allowance, net operating loss carrybacks, or capital loss carrybacks. Any percentage depletion deduction disallowed because of the 65% limitation may be deducted in the following taxable year if the percentage depletion deduction for such year plus the deduction carryover does not exceed 65% of the unitholder’s total taxable income for that year. The carryover period resulting from the 65% net income limitation is unlimited.

Unitholders that do not qualify under the independent producer exemption are generally restricted to depletion deductions based on cost depletion. Cost depletion deductions are calculated by (i) dividing the unitholder’s share of the adjusted tax basis in the underlying mineral property by the number of mineral common units (barrels of oil and thousand cubic feet, or Mcf, of natural gas) remaining as of the beginning of the taxable year and (ii) multiplying the result by the number of mineral common units sold within the taxable year. The total amount of deductions based on cost depletion cannot exceed the unitholder’s share of the total adjusted tax basis in the property.

All or a portion of any gain recognized by a unitholder as a result of either the disposition by us of some or all of our oil and natural gas interests or the disposition by the unitholder of some or all of his common units may be taxed as ordinary income to the extent of recapture of depletion deductions, except for percentage depletion deductions in excess of the tax basis of the property. The amount of the recapture is generally limited to the amount of gain recognized on the disposition.

The foregoing discussion of depletion deductions does not purport to be a complete analysis of the complex legislation and Treasury Regulations relating to the availability and calculation of depletion deductions by the unitholders. Further, because depletion is required to be computed separately by each unitholder and not by our partnership, no assurance can be given, and counsel is unable to express any opinion, with respect to the availability or extent of percentage depletion deductions to the unitholders for any taxable year. Moreover, the availability of percentage depletion may be reduced or eliminated if recently proposed (or similar) tax legislation is enacted. For a discussion of such legislative proposals, please read “—Recent Legislative Developments.” We encourage each prospective unitholder to consult his tax advisor to determine whether percentage depletion would be available to him.

Deductions for Intangible Drilling and Development Costs

We will elect to currently deduct intangible drilling and development costs (“IDCs”). IDCs generally include our expenses for wages, fuel, repairs, hauling, supplies and other items that are incidental to, and necessary for, the drilling and preparation of wells for the production of oil, natural gas, or geothermal energy. The option to currently deduct IDCs applies only to those items that do not have a salvage value.

Although we will elect to currently deduct IDCs, each unitholder will have the option of either currently deducting IDCs or capitalizing all or part of the IDCs and amortizing them on a straight-line basis over a 60-month period, beginning with the taxable month in which the expenditure is made. If a unitholder makes the election to amortize the IDCs over a 60-month period, no IDC preference amount in respect of those IDCs will result for alternative minimum tax purposes.

Integrated oil companies must capitalize 30% of all their IDCs (other than IDCs paid or incurred with respect to oil and natural gas wells located outside of the United States) and amortize these IDCs over 60 months beginning in the month in which those costs are paid or incurred. If the taxpayer ceases to be an integrated oil company, it must continue to amortize those costs as long as it continues to own the property to which the IDCs relate. An “integrated oil company” is a taxpayer that has economic interests in oil or natural gas properties and also carries on substantial retailing or refining operations. An oil or natural gas producer is deemed to be a substantial retailer or refiner if it is does not qualify as an independent producer under the rules disqualifying retailers and refiners from taking percentage depletion. Please read “—Depletion Deductions.”

IDCs previously deducted that are allocable to property (directly or through ownership of an interest in a partnership) and that would have been included in the adjusted tax basis of the property had the IDC deduction not been taken are recaptured to the extent of any gain realized upon the disposition of the property or upon the disposition by a unitholder of interests in us. Recapture is generally determined at the unitholder level. Where only a portion of the recapture property is sold, any IDCs related to the entire property are recaptured to the extent of the gain realized on the portion of the property sold. In the case of a disposition of an undivided interest in a property, a proportionate amount of the IDCs with respect to the property is treated as allocable to the transferred undivided interest to the extent of any gain recognized. Please read ‘‘—Disposition of Units—Recognition of Gain or Loss.”

The election to currently deduct IDCs may be restricted or eliminated if recently proposed (or similar) tax legislation is enacted. For a discussion of such legislative proposals, please read ‘‘—Recent Legislative Developments.”

Deduction for U.S. Production Activities

Subject to the limitations on the deductibility of losses discussed above and the limitation discussed below, unitholders will be entitled to a deduction, herein referred to as the Section 199 deduction, equal to 6% of our qualified production activities income that is allocated to such unitholder.

Qualified production activities income is generally equal to gross receipts from domestic production activities reduced by cost of goods sold allocable to those receipts, other expenses directly associated with those receipts, and a share of other deductions, expenses and losses that are not directly allocable to those receipts or another class of income. The products produced must be manufactured, produced, grown or extracted in whole or in significant part by the taxpayer in the United States.

For a partnership, the Section 199 deduction is determined at the partner level. To determine his Section 199 deduction, each unitholder will aggregate his share of the qualified production activities income allocated to him from us with the unitholder’s qualified production activities income from other sources. Each unitholder must take into account his distributive share of the expenses allocated to him from our qualified production activities regardless of whether we otherwise have taxable income. However, our expenses that otherwise would be taken into account for purposes of computing the Section 199 deduction are taken into account only if and to the extent the unitholder’s share of losses and deductions from all of our activities is not disallowed by the tax basis rules, the at risk rules or the passive activity loss rules. Please read “—Tax Consequences of Unit Ownership—Limitations on Deductibility of Losses.”

The amount of a unitholder’s Section 199 deduction for each year is limited to 50% of the IRS Form W-2 wages actually or deemed paid by the unitholder during the calendar year that are deducted in arriving at qualified production activities income. Each unitholder is treated as having been allocated IRS Form W-2 wages from us equal to the unitholder’s allocable share of our wages that are deducted in arriving at qualified production activities income for that taxable year. It is not anticipated that we or our operating subsidiary will pay material wages that will be allocated to our unitholders, and thus a unitholder’s ability to claim the Section 199 deduction may be limited.

This discussion of the Section 199 deduction does not purport to be a complete analysis of the complex legislation and Treasury authority relating to the calculation of domestic production gross receipts, qualified production activities income, or IRS Form W-2 wages, or how such items are allocated by us to unitholders. Further, because the Section 199 deduction is required to be computed separately by each unitholder, no assurance can be given, and counsel is unable to express any opinion, as to the availability or extent of the Section 199 deduction to the unitholders. Moreover, the availability of Section 199 deductions may be reduced or eliminated if recently proposed (or similar) tax legislation is enacted. For a discussion of such legislative proposals, please read “—Recent Legislative Developments.” Each prospective unitholder is encouraged to consult his tax advisor to determine whether the Section 199 deduction would be available to him.

Lease Acquisition Costs

The cost of acquiring oil and natural gas lease or similar property interests is a capital expenditure that must be recovered through depletion deductions if the lease is productive. If a lease is proved worthless and abandoned, the cost of acquisition less any depletion claimed may be deducted as an ordinary loss in the year the lease becomes worthless. Please read “—Tax Treatment of Operations—Depletion Deductions.”

Geophysical Costs

The cost of geophysical exploration incurred in connection with the exploration and development of oil and natural gas properties in the United States are deducted ratably over a 24-month period beginning on the date that such expense is paid or incurred. The amortization period for certain geological and geophysical expenditures may be extended if recently proposed (or similar) tax legislation is enacted. For a discussion of such legislative proposals, please read ‘‘—Recent Legislative Developments.”

Operating and Administrative Costs

Amounts paid for operating a producing well are deductible as ordinary business expenses, as are administrative costs, to the extent they constitute ordinary and necessary business expenses that are reasonable in amount.

Tax Basis, Depreciation and Amortization

The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering will be borne by our partners holding interests in us prior to such offering. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods, including bonus depreciation to the extent applicable, that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. We may not be entitled to any amortization deductions with respect to certain goodwill properties conveyed to us or held by us at the time of any future offering. Please read “—Uniformity of Units.” Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Units—Recognition of Gain or Loss.”

The costs incurred in selling our common units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts we incur will be treated as syndication.

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates of the relative fair market values and the initial tax bases of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Units

Recognition of Gain or Loss

Gain or loss will be recognized on a sale of common units equal to the difference between the unitholder’s amount realized and the unitholder’s tax basis for the common units sold. A unitholder’s amount realized will equal the sum of the cash or the fair market value of other property he receives plus his share of our liabilities. Because the amount realized includes a unitholder’s share of our liabilities, the gain recognized on the sale of common units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us that in the aggregate were in excess of the cumulative net taxable income allocated for a unit that decreased a unitholder’s tax basis in that unit will, in effect, become taxable income if the unit is sold at a price greater than the unitholder’s tax basis in the unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder on the sale or exchange of a unit held for more than one year will generally be taxable as long-term capital gain or loss. However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or “inventory items” that we own. The term “unrealized receivables” includes potential recapture items, including depreciation, depletion, amortization or IDC recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized on the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of common units. Capital losses may offset capital gains and no more than $3,000 of ordinary income each year, in the case of individuals, and may only be used to offset capital gain in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, he may designate specific common units sold for purposes of determining the holding period of common units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of our common units. A unitholder considering the purchase of additional common units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an

“appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract;

in each case, with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of common units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the “Allocation Date”). However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring common units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly-traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Recently, however, the Department of the Treasury and the IRS issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly-traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we have adopted. Existing publicly-traded partnerships are entitled to rely on those proposed Treasury Regulations; however, they are not binding on the IRS and are subject to change until the final Treasury Regulations are issued. Accordingly, Andrews Kurth LLP is unable to opine on the validity of this method of allocating income and deductions between transferee and transferor unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferee and transferor unitholders, as well as among unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who disposes of common units prior to the record date set for a cash distribution for any quarter will be allocated items of our income, gain, loss and deductions attributable to the month of sale but will not be entitled to receive that cash distribution.

Notification Requirements

A unitholder who sells any of his common units is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of common units who purchases common units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase.

Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of common units may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination

We will be considered to have terminated our tax partnership for U.S. federal income tax purposes upon the sale or exchange of interests in us that, in the aggregate, constitute 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of measuring whether the 50% threshold has been met, multiple sales of the same unit are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in such unitholder’s taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in us filing two tax returns (and unitholders could receive two Schedules K-1 if the relief discussed below is not available) for one fiscal year and the cost of the preparation of these returns will be borne by all unitholders. However, pursuant to an IRS relief procedure for publicly traded partnerships that have technically terminated, the IRS may allow, among other things, that we provide a single Schedule K-1 for the tax year in which a termination occurs. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

Because we cannot match transferors and transferees of common units and because of other reasons, we must maintain uniformity of the economic and tax characteristics of the common units to a purchaser of these common units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity could result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to apply to a material portion of our assets. Any non-uniformity could have a negative impact on the value of the common units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”

Our partnership agreement permits our general partner to take positions in filing our tax returns that preserve the uniformity of our common units even under circumstances like those described above. These positions may include reducing for some unitholders the depreciation, amortization or loss deductions to which they would otherwise be entitled or reporting a slower amortization of Section 743(b) adjustments for some unitholders than that to which they would otherwise be entitled. Andrews Kurth LLP is unable to opine as to validity of such filing positions. A unitholder’s basis in common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual income tax return) so that any position that we take that understates deductions will overstate the unitholder’s basis in his common units, and may cause the unitholder to understate gain or overstate loss on any sale of such common units. Please read “—Disposition of Units—Recognition of Gain or Loss” and “—Tax Consequences of Unit Ownership—Section 754 Election.” The IRS may challenge one or more of any positions we take to preserve the uniformity of common units. If such a challenge were sustained, the uniformity of common units might be affected, and, under some circumstances, the gain from the sale of common units might be increased without the benefit of additional deductions.

Tax-Exempt Organizations and Other Investors

Ownership of common units by employee benefit plans, other tax-exempt organizations, non-resident aliens, non-U.S. corporations and other non-U.S. persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. Prospective unitholders who are tax-exempt entities or non-U.S. persons should consult their tax advisor before investing in our common units.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it.

Non-resident aliens and foreign corporations, trusts or estates that own common units will be considered to be engaged in business in the United States because of the ownership of common units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, distributions to non-U.S. unitholders are subject to withholding at the highest applicable effective tax rate. Each non-U.S. unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns common units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which is effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

A foreign unitholder who sells or otherwise disposes of a unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a foreign unitholder would be considered to be engaged in a trade or business in the U.S. by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of a unit if (i) he owned (directly or constructively applying certain attribution rules) more than 5% of our common units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the common units or the 5-year period ending on the date of disposition. Currently, more than 50% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. Therefore, foreign unitholders may be subject to federal income tax on gain from the sale or disposition of their common units.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes his share of our income, gain,

loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure our unitholders that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we, nor Andrews Kurth LLP can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the common units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of U.S. federal income tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Our partnership agreement designates our general partner as our Tax Matters Partner.

The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate in that action.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(1) the name, address and taxpayer identification number of the beneficial owner and the nominee;

(2) a statement regarding whether the beneficial owner is:

(a) a person that is not a U.S. person;

(b) a non-U.S. government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

(c) a tax-exempt entity;

(3) the amount and description of common units held, acquired or transferred for the beneficial owner; and

(4) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on common units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1,500,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the common units with the information furnished to us.

Accuracy-Related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for the underpayment of that portion and that the taxpayer acted in good faith regarding the underpayment of that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(1) for which there is, or was, “substantial authority;” or

(2) as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us, or any of our investments, plans or arrangements.

A substantial valuation misstatement exists if (a) the value of any property, or the tax basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or tax basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Internal Revenue Code Section 482 is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Internal Revenue Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5.0 million or 10% of the taxpayer’s gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for a corporation other than an S Corporation or a personal holding company). The penalty is increased to 40% in the event of a gross valuation misstatement. We do not anticipate making any valuation misstatements.

In addition, the 20% accuracy-related penalty also applies to any portion of an underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposed is increased to 40%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions.

Reportable Transactions

If we were to engage in a “reportable transaction,” we (and possibly our unitholders and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2.0 million in any single tax year, or $4.0 million in any combination of six successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly our unitholders’ tax return) would be audited by the IRS. Please read “—Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, our unitholders may be subject to the following additional consequences:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described in “—Accuracy-Related Penalties;”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

Recent Legislative Developments

Both President Obama’s budget proposal for the Fiscal Year 2012 and the Administration’s proposed American Jobs Act of 2011 recommend changes in federal income tax laws including the elimination of certain key U.S. federal income tax preferences relating to oil and natural gas exploration and development. Changes in the proposals include, but are not limited to, (i) the repeal of the percentage depletion allowance for oil and natural gas properties, (ii) the elimination of current deductions for intangible drilling and development costs, (iii) the elimination of the deduction for certain domestic production activities, and (iv) an extension of the amortization period for certain geological and geophysical expenditures. It is unclear whether these or similar changes will be enacted and, if enacted, how soon any such changes could become effective. The passage of any legislation as a result of these proposals or any other similar changes in U.S. federal income tax laws could eliminate or postpone certain tax deductions that are currently available with respect to oil and natural gas exploration and development, and any such change could increase the taxable income allocable to our unitholders and negatively impact the value of an investment in our common units.

In addition, the Obama Administration is considering, and, in the last Congressional session, the U.S. House of Representatives passed legislation that would have provided for substantive changes to the definition of qualifying income and the treatment of certain types of income earned from profits interests in partnerships. It is possible that these legislative efforts could result in changes to the existing federal income tax laws that affect publicly traded partnerships. As previously proposed, we do not believe any such legislation would affect our tax treatment as a partnership. However, the proposed legislation could be modified in a way that could affect us. We are unable to predict whether any of these changes, or other proposals, will ultimately be enacted. Any such changes could negatively impact the value of an investment in our common units.

State, Local and Other Tax Considerations

In addition to U.S. federal income taxes, unitholders will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which we conduct business or own property or in which the unitholder is a resident. We currently conduct business or own property in Oklahoma and Colorado, each of which imposes personal income taxes on individuals. These states also impose an income tax on corporations and other entities. Moreover, we may also own property or do business in other states in the future that impose income or similar taxes on nonresident individuals. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. A unitholder may be required to file state income tax returns and to pay state income taxes in any state in which we do business or own property, and such unitholder may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the state, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “—Tax Consequences of Unit Ownership—Entity-Level Collections of Unitholder Taxes.” Based on current law and our estimate of our future operations, we anticipate that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend on, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all tax returns that may be required of him. Andrews Kurth LLP has not rendered an opinion on the state, local or non-U.S. tax consequences of an investment in us.

INVESTMENT IN MID-CON ENERGY PARTNERS, LP BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and the restrictions imposed by Section 4975 of the Internal Revenue Code and provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Internal Revenue Code or ERISA (collectively, “Similar Laws”). For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or individual retirement accounts or annuities (“IRAs”) established or maintained by an employer or employee organization, and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements (collectively, “Employee Benefit Plans”). Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether in making the investment, the plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

•	whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. Please read “Material Tax Consequences—Tax-Exempt Organizations and Other Investors”; and

•	whether making such an investment will comply with the delegation of control and prohibited transaction provisions of ERISA, the Internal Revenue Code and any other applicable Similar Laws.

The person with investment discretion with respect to the assets of an Employee Benefit Plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit Employee Benefit Plans, and IRAs that are not considered part of an Employee Benefit Plan, from engaging, either directly or indirectly, in specified transactions involving “plan assets” with parties that, with respect to the plan, are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Internal Revenue Code. In addition, the fiduciary of the ERISA plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Internal Revenue Code.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner would also be a fiduciary of such plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code, ERISA and any other applicable Similar Laws.

The Department of Labor regulations and Section 3(42) of ERISA provide guidance with respect to whether, in certain circumstances, the assets of an entity in which Employee Benefit Plans acquire equity interests would be deemed “plan assets.” Under these rules, an entity’s assets would not be considered to be “plan assets” if, among other things:

•	the equity interests acquired by the Employee Benefit Plan are publicly offered securities—i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, are freely transferable and are registered under certain provisions of the federal securities laws;

•	the entity is an “operating company,”—i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

•	there is no significant investment by “benefit plan investors,” which is generally defined to mean that less than 25% of the value of each class of equity interest, disregarding any such interests held by our general partner, its affiliates and certain persons, is held by the Employee Benefit Plans.

Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in the first two bullet points above.

In light of the serious penalties imposed on persons who engage in prohibited transactions or other violations, plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA, the Internal Revenue Code and other Similar Laws.

UNDERWRITING

RBC Capital Markets is acting as book-running manager of the offering and as representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, the underwriters set forth below have agreed to purchase from us the number of common units set forth opposite its name.

Number of
Underwriter	Common Units

RBC Capital Markets, LLC
Total

The underwriting agreement provides that the underwriters’ obligations to purchase the common units depend on the satisfaction of the conditions contained in the underwriting agreement and that if any of our common units are purchased by the underwriters, all of our common units must be purchased. The conditions contained in the underwriting agreement include the condition that all the representations and warranties made by us to the underwriters are true, that there has been no material adverse change in the condition of us or in the financial markets and that we deliver to the underwriters’ customary closing documents.

The following table shows the underwriting fees to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units. This underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us to purchase the common units. On a per common unit basis, the underwriting fee is     % of the initial price to the public.

Paid by Us
	No Exercise	Full Exercise

Per common unit	$	$
Total	$	$

We estimate that total expenses of the offering, other than underwriting discounts, a structuring fee and commissions, will be approximately $     . We will pay RBC Capital Markets, LLC a structuring fee equal to     % of the gross proceeds of this offering for the evaluation, analysis and structuring of our partnership.

We have been advised by the underwriters that the underwriters propose to offer our common units directly to the public at the initial price to the public set forth on the cover page of this prospectus and to dealers (who may include the underwriters) at this price to the public less a concession not in excess of $      per common unit. The underwriters may allow, and the dealers may reallow, a concession not in excess of $      per common unit to certain brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to payments that may be required to be made with respect to these liabilities.

We have granted to the underwriters an option to purchase up to an aggregate of          additional common units at the initial price to the public less the underwriting discount set forth on the cover page of this prospectus exercisable solely to cover over-allotments, if any. Such option may be exercised in whole or in part at any time until 30 days after the date of this prospectus. If this option is exercised, each underwriter will be committed, subject to satisfaction of the conditions specified in the underwriting agreement, to purchase a number of additional common units proportionate to the underwriter’s initial commitment as indicated in the preceding table, and we will be obligated, pursuant to the option, to sell these common units to the underwriters.

We, our general partner and certain of its affiliates, including the directors and executive officers of our general partner have agreed that we will not, directly or indirectly, offer, sell, short sell, contract to sell, pledge or otherwise dispose of any common units or securities convertible into or exchangeable or exercisable for common units, or enter into any derivative transaction with similar effect, for a period of 180 days after the date of this prospectus without the prior written consent of RBC Capital Markets, LLC. The restrictions described in this paragraph do not apply to:

•	the sale of common units to the underwriters;

•	restricted common units issued by us under the long-term incentive program or upon the exercise of options issued under the long-term incentive program; or

•	certain transfers to affiliates and certain bona fide gifts.

The 180-day restricted period described in the preceding paragraphs will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period;

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

RBC Capital Markets, LLC, in its sole discretion, may release the common units subject to lock-up agreements in whole or in part at any time with or without notice. When determining whether or not to release common units from lock-up agreements, RBC Capital Markets, LLC will consider, among other factors, the unitholders’ reasons for requesting the release, the number of common units for which the release is being requested and market conditions at the time. However, RBC Capital Markets, LLC has informed us that, as of the date of this prospectus, there are no agreements between them and any party that would allow such party to transfer any common units, nor do they have any intention at this time of releasing any of the common units subject to the lock-up agreements, prior to the expiration of the lock-up period.

Our partnership agreement requires that all common unitholders be Eligible Holders. As used herein, an Eligible Holder means a person or entity qualified to hold an interest in oil and gas leases on federal lands. As of the date hereof, Eligible Holder means: (1) a citizen of the United States; (2) a corporation organized under the laws of the United States or of any state thereof; (3) a public body, including a municipality; (4) an association of United States citizens, such as a partnership or limited liability company, organized under the laws of the United States or of any state thereof, but only if such association does not have any direct or indirect foreign ownership, other than foreign ownership of stock in a parent corporation organized under the laws of the United States or of any state thereof; or (5) a limited partner whose nationality, citizenship or other related status would not, in the determination of our general partner, create a substantial risk of cancellation or forfeiture of any property in which we or our subsidiary has an interest. For the avoidance of doubt, onshore mineral leases or any direct or indirect interest therein may be acquired and held by aliens only through stock ownership, holding or control in a corporation organized under the laws of the United States or of any state thereof.

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment transactions involve sales by the underwriters of the common units in excess of the number of common units the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of common units over-allotted by the underwriters is not greater than the number of common units they may purchase in their option to purchase additional common units. In a naked short position, the number of common units involved is greater than the number of common units in the underwriters’ option to purchase additional common units. The underwriters may close out any short position by either exercising their option and/or purchasing common units in the open market.

•	Syndicate covering transactions involve purchases of the common units in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of the common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through their option. If the underwriters sell more common units than could be covered by their option to purchase additional common units, which we refer to in this prospectus as a naked short position, the position can only be closed out by buying common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, if commenced, will not be discontinued without notice.

We have applied to list our common units on the NASDAQ Global Market under the symbol “MCEP.”

The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. Additionally, affiliates of certain of the underwriters will serve as lenders under our new credit facility.

Because the Financial Industry Regulatory Authority views our common units as interests in a direct participation program, this offering is being made in compliance with Rule 2310 of the FINRA rules. Investor suitability with respect to the common units will be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

No sales to accounts over which any underwriter exercises discretionary authority in excess of 5% of the units offered by them may be made without the prior written approval of the customer.

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Other than the prospectus in electronic format, information contained in any other web site maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been endorsed by us and should not be relied on by investors in deciding whether to purchase any units. The underwriters and selling group members are not responsible for information contained in web sites that they do not maintain.

Offering Price Determination

Prior to this offering, there has been no public market for the common units. The initial public offering price was determined by negotiation between us and the underwriters. The principal factors considered in determining the public offering price included the following:

•	the information set forth in this prospectus and otherwise available to the underwriters;

•	our history and prospects and the history and prospects for the industry in which we will compete;

•	the ability of our management;

•	our prospects for future cash flow;

•	the present state of our development and our current financial condition;

•	market conditions for initial public offerings and the general condition of the securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded units of generally comparable entities.

VALIDITY OF THE COMMON UNITS

The validity of the common units will be passed upon for us by GableGotwals, Tulsa, Oklahoma. Certain tax matters will be passed upon for us by Andrews Kurth LLP. Certain legal matters in connection with the common units offered by us will be passed upon for the underwriters by Latham & Watkins LLP, Houston, Texas.

EXPERTS

The audited balance sheet of Mid-Con Energy Partners, LP as of July 29, 2011 included in this prospectus and elsewhere in the registration statement has been so included in reliance on the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in auditing and accounting in giving said report.

The audited financial statements of Mid-Con Energy Corporation and the audited combined financial statements of Mid-Con Energy I, LLC and Mid-Con Energy II, LLC included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in auditing and accounting in giving said reports.

Estimated quantities of our proved oil and natural gas reserves and the net present value of such reserves as of December 31, 2010 and June 30, 2011 set forth in this prospectus are based upon reserve reports prepared by our internal reservoir engineers and audited by Cawley, Gillespie & Associates, Inc.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-l regarding our common units. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. For further information regarding us and our common units offered in this prospectus, we refer you to the full registration statement, including its exhibits and schedules, filed under the Securities Act. The full registration statement, of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Copies of these materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549. The registration statement, of which this prospectus forms a part, can also be downloaded from the SEC’s web site on the Internet at http://www.sec.gov. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

We intend to furnish or make available to our unitholders annual reports containing our audited financial statements and furnish or make available quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each of our fiscal years. Additionally, we intend to file other periodic reports with the SEC, as required by the Securities Exchange Act of 1934.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control, which may include statements about our:

•	business strategies;

•	ability to replace the reserves we produce through acquisitions and the development of our properties;

•	oil and natural gas reserves;

•	technology;

•	realized oil and natural gas prices;

•	production volumes;

•	lease operating expenses;

•	general and administrative expenses;

•	future operating results;

•	cash flow and liquidity;

•	availability of production equipment;

•	availability of oil field labor;

•	capital expenditures;

•	availability and terms of capital;

•	marketing of oil and natural gas;

•	general economic conditions;

•	competition in the oil and natural gas industry;

•	effectiveness of risk management activities;

•	environmental liabilities;

•	counterparty credit risk;

•	governmental regulation and taxation;

•	developments in oil producing and natural gas producing countries; and

•	plans, objectives, expectations and intentions.

These types of statements, other than statements of historical fact included in this prospectus, are forward-looking statements. These forward-looking statements may be found in “Prospectus Summary,” “Risk Factors,” “Our Cash Distribution Policy and Restrictions on Distributions,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business and Properties” and other sections of this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” the negative of such terms or other comparable terminology.

The forward-looking statements contained in this prospectus are largely based on our expectations, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management’s assumptions about future events may prove to be inaccurate. All readers are cautioned that the forward-looking statements contained in this prospectus are not guarantees of future performance, and we cannot assure any reader that such statements will be realized or that the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to factors described in “Risk Factors” and elsewhere in this prospectus. All forward-looking statements speak only as of the date of this prospectus. We do not intend to update or revise any forward-looking statements as a result of new information, future events or otherwise. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

INDEX TO FINANCIAL STATEMENTS

Page

MID-CON ENERGY PARTNERS, LP
Unaudited Pro Forma Condensed Financial Statements:
Introduction	F-2
Unaudited Pro Forma Condensed Balance Sheet as of September 30, 2011	F-3
Unaudited Pro Forma Condensed Statement of Operations for the Nine Months Ended September 30, 2011	F-4
Unaudited Pro Forma Condensed Statement of Operations for the Twelve Months Ended December 31, 2010	F-5
Notes to Unaudited Pro Forma Condensed Financial Statements	F-6
Historical Balance Sheet:
Report of Independent Registered Public Accounting Firm	F-9
Balance Sheet as of July 29, 2011	F-10
Note to Balance Sheet	F-11
PREDECESSOR
Unaudited Historical Combined Financial Statements as of December 31, 2010 and September 30, 2011 and for the Nine Months Ended September 30, 2010 and 2011:
Unaudited Combined Balance Sheets	F-12
Unaudited Combined Statements of Operations	F-13
Unaudited Combined Statements of Members’ Equity	F-14
Unaudited Combined Statements of Cash Flows	F-15
Notes to Unaudited Combined Financial Statements	F-16
Historical Combined Financial Statements as of December 31, 2009 and 2010 and for the period from inception (July 1, 2009) to December 31, 2009 and for the year ended December 31, 2010:
Report of Independent Registered Public Accounting Firm	F-27
Combined Balance Sheets	F-28
Combined Statements of Operations	F-29
Combined Statements of Members’ Equity	F-30
Combined Statements of Cash Flows	F-31
Notes to Combined Financial Statements	F-32
Historical Consolidated Financial Statements for the years ended June 30, 2008 and 2009:
Report of Independent Registered Public Accounting Firm	F-52
Consolidated Statements of Operations	F-53
Consolidated Statements of Stockholders’ Equity	F-54
Consolidated Statements of Cash Flows	F-55
Notes to Consolidated Financial Statements	F-56

Mid-Con Energy Partners, LP

Unaudited Pro Forma Condensed Financial Statements

Introduction

The following unaudited pro forma condensed financial statements of Mid-Con Energy Partners, LP (the “Partnership”) are derived from the audited and unaudited historical combined results of Mid-Con Energy I, LLC and Mid-Con Energy II, LLC (collectively, the “predecessor”). The pro forma condensed financial statements give pro forma effect to formation and offering related transactions described in Note 1 to these financial statements. The unaudited pro forma condensed financial statements have been prepared on the basis that the Partnership will be treated as a partnership for federal income tax purposes. The unaudited pro forma condensed financial statements should be read in conjunction with the notes accompanying these unaudited pro forma condensed financial statements and with the audited and unaudited historical combined financial statements and related notes of the predecessor found elsewhere in this prospectus.

The pro forma adjustments to the audited historical financial statements are based upon currently available information and certain estimates and assumptions. The actual effect of the transactions discussed in the accompanying notes ultimately may differ from the unaudited pro forma adjustments included herein. However, management believes that the assumptions utilized to prepare the pro forma adjustments provide a reasonable basis for presenting the significant effects of the transactions as currently contemplated and that the unaudited pro forma adjustments are factually supportable, give appropriate effect to the expected impact of events that are directly attributable to the transactions, and reflect those items expected to have a continuing impact on the Partnership.

The unaudited pro forma condensed financial statements of the Partnership are not necessarily indicative of the results that actually would have occurred if the Partnership had completed the transactions described above on the dates indicated or that could be achieved in the future.

Mid-Con Energy Partners, LP

Pro Forma Condensed Balance Sheet
September 30, 2011
(Unaudited)

				Mid-Con
		Offering and		Energy
	Predecessor	Other		Pro Forma,
	Historical	Adjustments		As Adjusted
	(in thousands)

ASSETS
Current Assets:
Cash and cash equivalents	$186	$29,790	(a)	$—
		108,000	(b)
		1,936	(c)
		(139,912)	(d)
Accounts receivable:
Oil and natural gas sales	3,091	—		3,091
Affiliate	355	(355)	(d)	—
Other	1,042	(1,021)	(d)	—
		(21)	(k)
Derivative financial instruments	3,980			3,980

Total current assets	8,654	(1,583)		7,071

Property and Equipment:
Oil and gas properties, successful efforts method:
Proved properties	83,639	6,000	(j)	89,639
Unproved properties	162	—		162
Accumulated depreciation, depletion and amortization	(8,589)	(469)	(j)	(9,058)

Total property and equipment, net	75,212	5,531		80,743

Other Assets	300	(300)	(e)	—
Derivative Financial Instruments	4,516	47	(j)	4,563

Total assets	$88,682	$3,695		$92,377

LIABILITIES AND PARTNERS’ CAPITAL
Current Liabilities:
Accounts payable	$1,795	$—		$1,795
Accrued liabilities	30	—		30
Revenue payable	10	—		10

Total current liabilities	1,835	—		1,835

Long-Term Debt	15,210	29,790	(a)	45,000

Asset Retirement Obligations	1,682	—		1,682

Partners’ Capital:
Contributed capital	71,891	108,000	(b)	43,860
		(141,309)	(d)
		(300)	(e)
		5,578	(j)
Notes receivable from officers, directors and employees	(1,936)	1,936	(c)	—

Total partners’ capital	69,955	(26,095)		43,860

Total liabilities and partners’ capital	$88,682	$3,695		$92,377

The accompanying notes are an integral part of these pro forma financial statements.

Mid-Con Energy Partners, LP

Pro Forma Condensed Statement of Operations
For the nine months ended September 30, 2011
(Unaudited)

							Mid-Con
				Mid-Con	Offering and		Energy
	Predecessor	Disposed		Energy	Other		Pro Forma,
	Historical	Assets		Pro Forma	Adjustments		As Adjusted
	(in thousands)

Revenues:
Oil sales	$25,068	$(721	)(f)	$24,347	$693	(j)	$25,040
Natural gas sales	974	—		974	4	(j)	978
Realized gain (loss) on derivatives, net	(799)	—		(799)	(76	)(j)	(875)
Unrealized gain (loss) on derivatives, net	9,400	—		9,400	—		9,400

Total revenues	34,643	(721)		33,922	621		34,543

Operating costs and expenses:
Lease operating expenses	5,951	(583	)(f)	5,368	232	(j)	5,600
Oil and gas production taxes	1,116	(46	)(f)	1,070	49	(j)	1,119
Dry holes and abandonments of unproved properties	772	—		772	—		772
Geological and geophysical	171	(171	)(f)	—	—		—
Depreciation, depletion and amortization	4,318	(338	)(g)	3,980	148	(j)	4,128
Accretion of discount on asset retirement obligations	55	—		55	—		55
General and administrative	552	—		552	—		552

Total operating costs and expenses	12,935	(1,138)		11,797	429		12,226

Income from operations	21,708	417		22,125	192		22,317

Other income (expense):
Interest income and other	160	—		160	(58	)(h)	102
Interest expense	(378)	—		(378)	(635	)(i)	(1,013)
Gain on sale of assets	1,559	(1,559	)(f)	—	—		—
Stock-based compensation	(1,671)	—		—	—		(1,671)
Other revenue and expense, net	576	(576	)(f)	—	—		—

Total other income (expenses)	246	(2,135)		(1,889)	978		(2,582)

Net income (loss)	$21,954	$(1,718)		$20,236	$1,170		$19,735

Computation of net income per limited partner unit:
General partner’s interest in net income							$395

Limited partners’ interest in net income							$19,340

Net income per limited partner unit (basic and diluted)							$

Weighted average number of limited partner units outstanding (basic and diluted)

The accompanying notes are an integral part of these pro forma financial statements.

Mid-Con Energy Partners, LP

Pro Forma Condensed Statement of Operations
For the twelve months ended December 31, 2010
(Unaudited)

									Mid-Con
				Mid-Con	Offering and				Energy
	Predecessor	Disposed		Energy	Other				Pro Forma,
	Historical	Assets		Pro Forma	Adjustments				As Adjusted
	(in thousands)
	(restated)

Revenues:
Oil sales	$16,853	$(1,337	)(f)	$15,516	$770	(j)			$16,286
Natural gas sales	1,418	(26	)(f)	1,392	5	(j)			1,397
Realized gain (loss) on derivatives, net	(90)	—		(90)	(10	)(j)			(100)
Unrealized gain (loss) on derivatives, net	(707)	—		(707)	—				(707)

Total revenues	17,474	(1,363)		16,111	765				16,876

Operating costs and expenses:
Lease operating expenses	6,237	(1,449	)(f)	4,788	253	(j)			5,041
Oil and gas production taxes	822	(81	)(f)	741	56	(j)			797
Dry holes and abandonments of unproved properties	1,418	(904	)(f)	514	—				514
Geological and geophysical	394	(394	)(f)	—	—				—
Depreciation, depletion and amortization	5,851	(2,837	)(g)	3,014	313	(j)			3,327
Accretion of discount on asset retirement obligations	127	(64	)(f)	63	—				63
General and administrative	982	—		982	—				982
Impairment of proved oil and gas properties	1,886	(626	)(f)	1,260	—				1,260

Total operating costs and expenses	17,717	(6,355)		11,362	622				11,984

Income (loss) from operations	(243)	4,992		4,749	143				4,892

Other income (expense):
Interest income and other	218	—		218	(92)		(h	)	126
Interest expense	(98)	—		(98)	(1,252	)(i)			(1,350)
Gain on sale of assets	354	(354	)(f)	—	—				—
Other revenue and expense, net	847	(847	)(f)	—	—				—

Total other income (expenses)	1,321	(1,201)		120	(1,344)				(1,224)

Net income (loss)	$1,078	$3,791		$4,869	$(1,201)				$3,668

Computation of net income per limited partner unit:
General partner’s interest in net income									$73

Limited partners’ interest in net income									$3,595

Net income per limited partner unit (basic and diluted)									$

Weighted average number of limited partner units outstanding (basic and diluted)

The accompanying notes are an integral part of these pro forma financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

1.	Basis of Presentation

The unaudited pro forma condensed balance sheet of the Partnership as of September 30, 2011 is based on the unaudited historical combined balance sheet of the predecessor and includes pro forma adjustments to give effect to the formation and the offering as described below as if they occurred on September 30, 2011.

The unaudited pro forma condensed statement of operations of the Partnership is based on the unaudited historical combined statement of operations of the predecessor for the nine months ended September 30, 2011 and the audited historical combined statement of operations of the predecessor for the year ended December 31, 2010 and includes pro forma adjustments to give effect to the transactions described below as if they occurred on January 1, 2010.

The unaudited pro forma condensed financial statements give pro forma effect to:

•	the sale by the predecessor as of June 30, 2011 of certain oil and natural gas properties representing approximately 1% of its proved reserves by value, as calculated using the standardized measure, as of such date, and certain subsidiaries that do not own oil and natural gas reserves, including Mid-Con Energy Operating, Inc. (collectively, the “Disposed Assets”), to Mid-Con Energy III, LLC and Mid-Con Energy IV, LLC (collectively, the “Mid-Con Affiliates”) for aggregate consideration of $7.5 million;

•	the merger of the predecessor with the Partnership’s wholly owned subsidiary (the “Merger”) in exchange for aggregate consideration of common units and $ million in cash;

•	the issuance to Mid-Con Energy GP, LLC, the Partnership’s general partner, of general partner units, representing a 2.0% general partner interest in the Partnership in exchange for a contribution from our general partner;

•	the issuance and sale by the Partnership to the public of common units (the “Offering”) and the application of the net proceeds as described in “Use of Proceeds;”

•	the Partnership’s borrowing of approximately $45.0 million under its new credit facility and the application of the proceeds as described in “Use of Proceeds;” and

•	our acquisition of additional working interests in the Cushing Field from J&A Oil Company and Charles R. Olmstead immediately prior to the closing of this offering.

The Merger has been accounted for as a combination of entities under common control, whereby the assets and liabilities sold and contributed will be recorded based on the predecessor’s historical cost.

The historical balance sheet at September 30, 2011 of the predecessor reflects the sale of the Disposed Assets. Because the sale was effective as of June 30, 2011, no pro forma adjustments to the historical balance sheet of the predecessor are necessary to reflect the sale. However, the historical statements of operations of the predecessor for the year ended December 31, 2010 and the nine months ended September 30, 2011 include the results of operations attributable to the Disposed Assets. Accordingly, the Partnership’s unaudited pro forma condensed statements of operations for the year ended December 31, 2010 and the nine months ended September 30, 2011 include adjustments to reflect the sale of the Disposed Assets.

The Partnership’s unaudited pro forma condensed statements of operations do not reflect the incremental general and administrative expenses of approximately $3.0 million that the Partnership expects to incur annually as a result of being a publicly traded partnership.

NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS— (continued)

2.	Pro Forma Adjustments and Assumptions

Unaudited pro forma condensed balance sheet

(a) Pro forma adjustment to reflect the cash proceeds from borrowings by the Partnership of $45.0 million under its new revolving credit facility. Pro forma adjustment reflects additional amount to reflect the new credit facility.

(b) Pro forma adjustment to reflect gross cash proceeds of approximately $140.0 million from the issuance and sale of           common units in the offering at an assumed initial public offering of $      per unit.

(c) Pro forma adjustment to record the net proceeds from the payment of the notes receivable of the predecessor’s members.

(d) Pro forma adjustment to record the use of the net proceeds from the offering and borrowings under the Partnership’s new credit facility, after underwriting discounts and commissions, a structuring fee and estimated offering and borrowing expenses of approximately $12.0 million, to repay $15.2 million in outstanding indebtedness under the predecessor’s credit facilities and to make a $171.8 million cash distribution to the owners of the predecessor.

(e) Pro forma adjustment to record retirement of interest on notes receivable from members.

Unaudited pro forma statements of operations

(f) Pro forma adjustment to reflect the revenues and direct operating expenses excluding the Disposed Assets. These adjustments are based on the actual results of the Disposed Assets. Historical lease operating statements by individual asset were used as the basis for the revenues and direct lease operating expenses.

(g) Pro forma adjustment to reflect the depreciation, depletion and amortization expenses associated with the Disposed Assets. The calculations based on the actual allocated costs of the Disposed Assets and the associated production and reserves as if the sale of the Disposed Assets had occurred on January 1, 2010.

(h) Pro forma adjustment to reflect interest income on the notes receivables from officers, directors and employees from the issuances of the predecessor’s units.

(i) Pro forma adjustment to reflect interest expense and amortization of deferred financing costs on $45.0 million of borrowings by the Partnership under a new credit facility assuming an interest rate of approximately 3.0%. A one-eighth percentage point change in the interest rate would change pro forma interest expense by less than $42,000 for the nine months ended September 30, 2011.

(j) Pro forma adjustments to reflect the acquisition of working interests in the Cushing Field from J&A Oil Company, LLC and Charles R. Olmstead prior to the closing of the Offering.

(k) Pro forma adjustments to reflect issuance of predecessor’s units.

3.	Pro Forma Net Income Per Limited Partner Unit

Pro forma net income per limited partner unit is determined by dividing the pro forma net income available to the holders of common units, after deducting the general partner’s 2.0% interest in pro forma net income, by the number of common units expected to be outstanding at the closing of the Offering. For purposes of this calculation, management assumed the aggregate

NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS— (continued)

number of common units was          . All units were assumed to have been outstanding since January 1, 2010.

4.	Pro Forma Standardized Measure of Discounted Future Net Cash Flow

Standardized Measure of Future Net Cash Flow

The table below reflects the pro forma standardized measure of discounted future net cash flow related to the Partnership’s interest in proved reserves as of December 31, 2010:

December 31,
2010
(in thousands)

Future cash flow	$523,095
Future production costs	(149,591)
Future development costs	(26,802)

Future net cash flow	346,702
10% discount for estimated timing of cash flow	(164,563)

Standardized measure of discounted future net cash flow	$182,139

The principal changes in the pro forma standardized measure of discounted future net cash flow attributable to the Partnership’s proved reserves as of December 31, 2010 are as follows:

December 31,
2010
(in thousands)

Standardized measure of discounted future net cash flow, beginning of period	$98,036
Changes in the year resulting from:
Sales, less production costs	(11,379)
Revisions of previous quantity estimates	3,964
Extensions and discoveries, and improved recovery	16,562
Net changes in prices and production costs	41,030
Changes in estimated future development costs	(5,232)
Previously estimated development costs incurred during the period	9,343
Purchase of minerals in place	22,330
Accretion of discount	9,804
Timing differences and other	(2,319)

Standardized measure of discounted future net cash flow, end of period	$182,139

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Mid-Con Energy GP, LLC

We have audited the accompanying balance sheet of Mid-Con Energy Partners, LP (a Delaware limited partnership) as of July 29, 2011. This financial statement is the responsibility of the Partnership’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Mid-Con Energy Partners, LP as of July 29, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/  GRANT THORNTON LLP

Tulsa, Oklahoma
August 12, 2011

Mid-Con Energy Partners, LP

Balance Sheet
July 29, 2011

Assets:
Cash	$1,000

Total Assets	$1,000

Partners’ Capital:
Limited Partners’ Capital	$980
General Partner’s Capital	20

Total Partners’ Capital	$1,000

The accompanying note is an integral part of this balance sheet.

Mid-Con Energy Partners, LP
Note to Balance Sheet
July 29, 2011

1.	Organization and Operations

Mid-Con Energy Partners, LP (the “Partnership”) is a Delaware limited partnership formed on July 29, 2011 to own, operate, acquire, exploit and develop producing oil and natural gas properties in the Mid-Continent region of the United States. In connection with its formation, the Partnership issued (a) a 2.0% general partner interest to Mid-Con Energy GP, LLC, its general partner, and (b) a 98.0% limited partner interest to Mr. S. Craig George, its organizational limited partner.

Mid-Con Energy GP, LLC, as general partner, contributed $20 and S. Craig George, as the organizational limited partner, contributed $980 to the Partnership as of July 29, 2011. The accompanying balance sheet reflects the financial position of the Partnership immediately subsequent to this initial capitalization. There have been no other transactions involving the Partnership as of July 29, 2011.

Mid-Con Energy I, LLC and Mid-Con Energy II, LLC

Combined Balance Sheets

	As of	As of
	December 31,	September 30,
	2010	2011
	(unaudited, in thousands)
	(as restated,
	see Note 9)

ASSETS
Current Assets:
Cash and cash equivalents	$222	$186
Accounts receivable:
Oil and gas sales	2,134	3,091
Joint operations and other	1,548	1,042
Due to affiliates	—	355
Certificate of deposit—government bond	150	—
Inventory	771	—
Prepaids and other	147	—
Derivative financial instruments	—	3,980

Total current assets	4,972	8,654

Property and Equipment:
Oil and gas properties, successful efforts method:
Proved properties	57,364	83,639
Unproved properties	446	162
Other property and equipment	2,324	—
Accumulated depreciation, depletion and amortization	(8,478)	(8,589)

Total property and equipment, net	51,656	75,212

Other Assets	239	300
Derivative Financial Instruments	—	4,516

Total assets	$56,867	$88,682

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Accounts payable	$2,785	$1,795
Accrued liabilities	399	30
Revenue payable	182	10
Advance billings and other	1,864	—
Current portion of long-term debt	5,354	—
Derivative financial instruments	904	—

Total current liabilities	11,488	1,835

Long-Term Debt	159	15,210

Asset Retirement Obligations	2,148	1,682

Members’ Equity:
Contributed capital	52,923	56,284
Notes receivable from officers, directors and employees	(1,833)	(1,936)
(Accumulated deficit) retained earnings	(8,018)	15,607

Total members’ equity	43,072	69,955

Total liabilities and members’ equity	$56,867	$88,682

The accompanying notes are an integral part of these combined balance sheets.

Mid-Con Energy I, LLC and Mid-Con Energy II, LLC

Combined Statements of Operations

	Nine Months Ended September 30,
	2010	2011
	(unaudited, in thousands)

Revenues:
Oil sales	$11,390	$25,068
Natural gas sales	1,104	974
Realized loss on derivatives, net	(87)	(799)
Unrealized gain on derivatives, net	182	9,400

Total revenues	12,589	34,643

Operating costs and expenses:
Lease operating expenses	4,654	5,951
Oil and gas production taxes	522	1,116
Dry holes and abandonments of unproved properties	1,053	772
Geological and geophysical	253	171
Depreciation, depletion and amortization	4,743	4,318
Accretion of discount on asset retirement obligations	95	55
General and administrative	708	552

Total operating costs and expenses	12,028	12,935

Income from operations	561	21,708

Other income (expense):
Interest income and other	208	160
Interest expense	(59)	(378)
Gain on sale of assets	354	1,559
Stock-based compensation	—	(1,671)
Other revenue and expense, net	501	576

Total other income (expenses)	1,004	246

Net income	$1,565	$21,954

The accompanying notes are an integral part of these combined financial statements.

Mid-Con Energy I, LLC and Mid-Con Energy II, LLC

Combined Statements of Members’ Equity

		Notes
		Receivable
		from Officers,		Total
	Contributed	Directors and	Accumulated	Members’
	Capital	Employees	Deficit	Equity
	(unaudited, in thousands)

Balance at December 31, 2010 (as restated, see Note 9)	$52,923	$(1,833)	$(8,018)	$43,072
Contribution	3,365	(106)	—	3,259
Repurchase of member units	(4)	3	—	(1)
Stock-based compensation	—	—	1,671	1,671
Net income	—	—	21,954	21,954

Balance at September 30, 2011	$56,284	$(1,936)	$15,607	$69,955

The accompanying notes are an integral part of these combined financial statements.

Mid-Con Energy I, LLC and Mid-Con Energy II, LLC

Combined Statements of Cash Flow

	Nine Months Ended
	September 30,
	2010	2011
	(unaudited, in thousands)

Cash Flows From Operating Activities:
Net income	$1,565	$21,954
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	4,743	4,318
Accretion of discount on asset retirement obligations	95	55
Dry holes and abandonments of unproved properties	1,053	772
Unrealized loss (gain) on derivative instruments, net	(182)	(9,400)
Gain on sale of assets	(354)	(1,559)
Stock-based compensation	—	1,671
Changes in operating assets and liabilities:
Accounts receivable	(733)	(1,498)
Prepaids and other	582	270
Other assets	(108)	(104)
Inventory	(324)	(27)
Accounts payable	2,114	(1,987)
Accrued liabilities	(49)	167
Revenue payable	112	42
Advance billings and other	1,755	(120)

Net cash provided by operating activities	10,269	14,554

Cash Flows From Investing Activities:
Additions to oil and natural gas properties	(10,716)	(21,370)
Additions to other property and equipment	(640)	(679)
Proceeds from sale of other property and equipment	607	1,219
Proceeds from sale of property and equipment to affiliate	—	4,000
Proceeds from sale of subsidiary, net of cash sold	—	2,095
Acquisitions of oil and natural gas properties	(5,173)	(10,146)

Net cash used in investing activities	(15,922)	(24,881)

Cash Flows From Financing Activities:
Proceeds from credit facilities	7,100	17,850
Payments on credit facilities	(1,900)	(7,900)
Borrowings on note payable	—	412
Payments on note payable	(63)	(84)
Issue/repurchase member units, net	(4)	13

Net cash provided by financing activities	5,133	10,291

Net decrease in cash and cash equivalents	(520)	(36)
Beginning Cash and Cash Equivalents	763	222

Ending Cash and Cash Equivalents	$243	$186

Supplemental Cash Flow Information:
Cash paid for interest	$40	$340

Non-Cash Investing and Financing Activities:
Accrued capital expenditures—oil and gas properties	$1,167	$1,421

Accounts and notes receivable from officers, directors and employees	$—	$106

Deferred gain on sale of property and equipment to affiliate	$—	$3,224

The accompanying notes are an integral part of these combined financial statements.

Mid-Con Energy I, LLC and Mid-Con Energy II, LLC
Notes to Combined Financial Statements
September 30, 2011
(Unaudited)

1.	Organization and Nature of Operations

Mid-Con Energy, I LLC and Mid-Con Energy II, LLC (collectively, with subsidiaries of Mid-Con Energy II, LLC, the “predecessor”) are Delaware limited liability companies. The predecessor’s principal business is the acquisition, development and production of existing oil and natural gas properties in the Mid-Continent region of the United States. The predecessor uses secondary oil recovery techniques, such as waterflooding, to increase production from mature oil fields. Mid-Con Energy II, LLC’s wholly owned subsidiaries are RDT Properties, Inc. (“RDT”) and ME3 Oilfield Service, LLC (“ME3”). RDT is the sole operator of mineral properties owned by the predecessor, and ME3 provides oil field construction and maintenance services, as well as oil and water transportation services, to the predecessor and to third parties.

On June 30, 2011, Mid-Con Energy III, LLC, an affiliate of our predecessor, purchased RDT, ME3 and certain oil and gas properties from the predecessor. Because this was a transaction of companies under common control, the excess of the cash that our predecessor received over the book value of the net assets transferred to Mid-Con Energy III, LLC was recorded as a capital contribution and no gain was recognized. The accompanying balance sheet as of September 30, 2011, reflects the sale of these subsidiaries and properties. The results of operations for these subsidiaries and properties are included in the accompanying statements of operations and cash flows up to the date of the sale.

In connection with the closing of the initial public offering of common units of Mid-Con Energy Partners, LP (the “Partnership”), the predecessor will merge with and into a wholly owned subsidiary of the Partnership in exchange for a combination of common units issued and cash consideration paid to the predecessor’s owners.

2.	Summary of Significant Accounting Policies

Basis of presentation and principles of combination

The accompanying combined financial statements were derived from the historical accounting records of the predecessor and reflect the historical financial position, results of operations and cash flow for the periods described herein. All intercompany transactions and account balances have been eliminated. The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The predecessor operates oil and natural gas properties as one business segment: the exploration, development and production of oil and natural gas. The predecessor’s management evaluates performance based on one business segment as there are not different economic environments within the operation of the oil and natural gas properties.

The accompanying combined financial statements of the predecessor have not been audited, except that the combined balance sheet at December 31, 2010 is derived from the predecessor’s audited combined financial statements. In the opinion of management, the accompanying combined financial statements reflect all adjustments necessary to present fairly the predecessor’s financial position at September 30, 2011, and its results of operations and cash flow for the nine months ended September 30, 2010 and 2011. All such adjustments are of a normal recurring nature. The results for interim periods are not necessarily indicative of annual results.

Certain disclosures have been condensed or omitted from these combined financial statements. Accordingly, these combined financial statements should be read with the audited combined financial statements and notes included elsewhere in this prospectus.

Mid-Con Energy I, LLC and Mid-Con Energy II, LLC
Notes to Combined Financial Statements
September 30, 2011
(Unaudited) — (continued)

Use of estimates

Preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. Depletion of oil and gas properties is determined using estimates of proved oil and gas reserves. There are numerous uncertainties inherent in the estimation of quantities of proved reserves and in the projection of future rates of production and the timing of development expenditures. Similarly, evaluations for impairment of proved and unproved oil and gas properties are subject to numerous uncertainties including, among others, estimates of future recoverable reserves and commodity price outlooks. Other significant estimates include, but are not limited to, asset retirement obligations, fair value of business combinations and fair value of derivative financial instruments.

Accounts receivable

The predecessor sells oil and natural gas to various customers and participates with other parties in the drilling, completion and operation of oil and gas wells. The predecessor’s joint interest and oil and gas sales receivables related to these operations are generally unsecured. Accounts receivable for joint interest billings are recorded as amounts billed to customers less an allowance for doubtful accounts. Amounts are considered past due after 30 days. The predecessor determines joint interest operations accounts receivable allowances based on management’s assessment of the creditworthiness of the joint interest owners and the predecessor’s ability to realize the receivables through netting of anticipated future production revenues. The predecessor had no allowance for doubtful accounts at December 31, 2010 and September 30, 2011 and there were no provisions for bad debts or write-offs of accounts receivable for the nine months ended September 30, 2010 or 2011.

Revenue recognition

The predecessor uses the sales method of accounting for crude oil and natural gas revenues. Under this method, revenues are recognized based on the predecessor’s share of actual proceeds from oil and gas sold to purchasers. Natural gas revenues would not have been significantly altered for the period presented had the entitlements method of recognizing natural gas revenues been utilized. If reserves are not sufficient to recover natural gas overtake positions, a liability is recorded. The predecessor had no significant natural gas imbalances at December 31, 2010 or September 30, 2011.

Oil and natural gas properties

The predecessor utilizes the successful efforts method of accounting for its oil and gas properties. Under this method all costs associated with productive wells and nonproductive development wells are capitalized, while nonproductive exploration costs are expensed. Capitalized costs relating to proved properties are depleted using the units-of-production method based on proved reserves on a field basis. The depreciation of capitalized production equipment is based on the units-of-production method using proved developed reserves on a field basis. The predecessor had no exploratory wells in progress and no capitalized exploratory well costs pending determination of reserves at December 31, 2010 or September 30, 2011.

Capitalized costs of individual properties abandoned or retired are charged to accumulated depletion, depreciation and amortization. Proceeds from sales of individual properties are

Mid-Con Energy I, LLC and Mid-Con Energy II, LLC
Notes to Combined Financial Statements
September 30, 2011
(Unaudited) — (continued)

credited to property costs. No gain or loss is recognized until the entire amortization base (field) is sold or abandoned.

Costs of significant nonproducing properties and wells in the process of being drilled are excluded from depletion until such time as the proved reserves are established or impairment is determined. Costs of significant development projects are excluded from depreciation until the related project is completed. The predecessor capitalizes interest, if debt is outstanding, on expenditures for significant development projects until such projects are ready for their intended use. At December 31, 2010 and September 30, 2011, the predecessor had no capitalized interest.

The predecessor reviews its long-lived assets to be held and used, including proved oil and gas properties accounted for under the successful efforts method of accounting, whenever events or circumstances indicate that the carrying value of those assets may not be recoverable. The impairment provision is based on the excess of carrying value over fair value. Fair value is defined as the present value of the estimated future net revenues from production of total proved and risk-adjusted probable and possible oil and gas reserves over the economic life of the reserves based on the predecessor’s expectations of future oil and gas prices and costs. The predecessor reviews its oil and gas properties by amortization base (field) or by individual well for those wells not constituting part of an amortization base. The predecessor did not recognize any impairments of proved oil and gas properties for the nine months ended September 30, 2010 or 2011.

Unproved oil and gas properties are each periodically assessed for impairment by comparing their costs to their estimated values on a project-by-project basis. The estimated value is affected by the results of exploration activities, future drilling plans, commodity price outlooks, planned future sales or expiration of all or a portion of leases on such projects. If the quantity of potential reserves determined by such evaluations is not sufficient to fully recover the cost invested in each project, the predecessor recognizes an impairment loss at that time. The predecessor recognized approximately $1.1 million and $0.8 million as abandonment expense for the nine months ended September 30, 2010 and 2011, related to its unproved oil and gas properties.

Other property and equipment

Other property and equipment is stated at historical cost and is comprised of software, vehicles, office equipment, and field service equipment. Costs incurred for normal repairs and maintenance are charged to expense as incurred, unless they extend the useful life of the asset. Depreciation is calculated using the straight-line method based on useful lives of the assets ranging from three to fifteen years and is included in the accumulated depreciation, depletion and amortization totals. Depreciation expense related to other property and equipment for the nine months ended September 30, 2010 and 2011 totaled approximately $0.7 million and $0.3 million, respectively. All of the other property and equipment was sold to Mid-Con Energy III, LLC at June 30, 2011.

Derivatives and hedging

All derivative instruments are recorded on the balance sheet as either assets or liabilities at fair value. Derivative instruments that do not meet specific hedge accounting criteria must be adjusted to fair value through net income. Effective changes in the fair value of derivative instruments that are accounted for as cash flow hedges are recognized in other accumulated comprehensive income in members’ equity until such time as the hedged items are recognized in net income. Ineffective portions of a derivative instrument’s change in fair value are immediately recognized in net income.

Mid-Con Energy I, LLC and Mid-Con Energy II, LLC
Notes to Combined Financial Statements
September 30, 2011
(Unaudited) — (continued)

None of the predecessor’s derivatives held during 2010 and 2011 were designated as hedges for financial statement purposes; therefore, the adjustments to fair value are included in net income. Realized and unrealized gains and losses on derivatives are included in cash flow from operating activities.

Inventory

Inventory consists primarily of oilfield equipment and is valued at the lower of cost or market. No excess or obsolete reserve has been recorded at December 31, 2010. All of the predecessor’s inventory was sold to Mid-Con Energy III, LLC at June 30, 2011.

Other revenue and expense, net

The predecessor receives fees for the operation of jointly-owned oil and gas properties and records such reimbursements as reductions of other revenue and expense, net. Such fees totaled approximately $2.4 million and $2.1 million for the nine months ended September 30, 2010 and 2011, respectively.

Income taxes

The entities comprising the predecessor are two limited liability companies, and, as such, their earnings or losses for federal and state income tax purposes are generally included in the tax returns of the individual unitholders of the predecessor. Earnings or losses for financial statement purposes may differ significantly from those reported to the individual unitholders for income tax purposes as a result of differences between the tax basis and financial reporting basis of assets and liabilities and the taxable income allocation requirements under the limited liability agreements of the predecessor.

The predecessor evaluates uncertain tax positions for recognition and measurement in the financial statements. To recognize a tax position, the predecessor determines whether it is more likely than not that the tax positions will be sustained upon examination, including resolution of any related appeals or litigation, based on the technical merits of the position. A tax position that meets the more likely than not threshold is measured to determine the amount of benefit to be recognized in the financial statements. The amount of tax benefit recognized with respect to any tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon settlement. The predecessor had no uncertain tax positions that required recognition in the financial statements at December 31, 2010 or September 30, 2011. Any interest or penalties would be recognized as a component of income tax expense.

New accounting pronouncements

In December 2010, the FASB issued an accounting standards update regarding disclosure of supplementary pro forma information for business combinations. This update was issued in order to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements. The update requires a public entity to disclose pro forma information for business combinations that occurred in the current reporting period. The disclosures include pro forma revenue and earnings of the combined entity for the current reporting period as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the annual reporting period. If comparative financial statements are presented, the pro forma revenue and earnings of the combined entity for the comparable prior reporting period should be reported as though the acquisition date for all business combinations that occurred during the current year had been as of the beginning of the comparable prior

Mid-Con Energy I, LLC and Mid-Con Energy II, LLC
Notes to Combined Financial Statements
September 30, 2011
(Unaudited) — (continued)

annual reporting period. In practice, some preparers have presented the pro forma information in their comparative financial statements as if the business combination that occurred in the current reporting period had occurred as of the beginning of each of the current and prior annual reporting periods. Other preparers have disclosed the pro forma information as if the business combination occurred at the beginning of the prior annual reporting period only, and carried forward the related adjustments, if applicable, through the current reporting period. The predecessor plans to adopt the updated rules in relation to all future business combinations.

In January 2010, the FASB issued an accounting standards update for improving disclosure about fair value measurements. This amendment provides guidance that clarifies and requires new disclosures about fair value measurements. The clarifications and requirement to disclose the amounts and reasons for significant transfers between Level 1 and Level 2, as well as significant transfers in and out of Level 3 of the fair value hierarchy, were adopted by the predecessor in 2010. Note 4—Fair Value Measurements reflects the amended disclosure requirements. The new guidance also requires that purchases, sales, issuances, and settlements be presented on a gross basis in the Level 3 reconciliation and that requirement is effective for fiscal years beginning after December 15, 2010 and for interim periods within those years, with early adoption permitted. Since this new guidance only amends the disclosures requirements, it did not impact the predecessor’s statement of financial position, statement of operations, or cash flow statement.

3.	Acquisitions

On June 30, 2011, the predecessor acquired two waterflood units, the War Party I and II Units, for a purchase price of $7.2 million. The predecessor is currently engaged in a workover program to return a number of inactive wells in these units to production, optimize producing well rates and increase injection. The predecessor expects that this program will be substantially completed by October 31, 2011.

4.	Fair Value Measurement

The carrying amounts reported in the balance sheet for cash, accounts receivable, accounts payable and derivative financial instruments approximate their fair values. The recorded values of the predecessor’s credit facilities approximate fair value as the interest rate is variable and the terms of the credit facilities are similar to what the predecessor believes comparable companies would receive.

The predecessor accounts for its oil and gas commodity derivatives at fair value. The fair value of derivative financial instruments is determined utilizing the New York Mercantile Exchange (“NYMEX”) closing prices for the contract period.

The predecessor has categorized its financial instruments, based on the priority of inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Mid-Con Energy I, LLC and Mid-Con Energy II, LLC
Notes to Combined Financial Statements
September 30, 2011
(Unaudited) — (continued)

Financial assets and liabilities recorded in the balance sheet are categorized based on the inputs to the valuation techniques as follows:

Level 1—Financial assets and liabilities for which values are based on unadjusted quoted prices for identical assets or liabilities in an active market that management has the ability to access.

Level 2—Financial assets and liabilities for which values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3—Financial assets and liabilities for which values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

When the inputs used to measure fair value fall within different levels of the hierarchy in a liquid environment, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities. The following presents the predecessor’s fair value hierarchy for assets and liabilities measured at fair value on September 30, 2011 and December 31, 2010:

	Level 1	Level 2	Level 3
	(in thousands)

September 30, 2011
Assets and Liabilities Measured as Fair Value on a Recurring Basis
—Derivative financial instruments—asset	$—	$8,496	$—
Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis
—Asset retirement obligations	$—	$—	$503
December 31, 2010
Assets and Liabilities Measured at Fair Value on a Recurring Basis
—Derivative financial instruments—liability	$—	$904	$—
Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis
—Asset retirement obligations	$—	$—	$319
—Impairment of proved oil and gas properties	$—	$—	$1,886

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain assets and liabilities are reported at fair value on a nonrecurring basis in the predecessor’s combined balance sheet.

The predecessor estimates the fair value of the asset retirement obligations based on discounted cash flow projections using numerous estimates, assumptions and judgments regarding such factors as the existence of a legal obligation for an ARO; amounts and timing of

Mid-Con Energy I, LLC and Mid-Con Energy II, LLC
Notes to Combined Financial Statements
September 30, 2011
(Unaudited) — (continued)

settlements; the credit-adjusted risk-free rate to be used; and inflation rates. See Note 5 for a summary of changes in AROs.

The predecessor reviews its long-lived assets to be held and used, including proved oil and natural gas properties, whenever events or circumstances indicate that the carrying value of those assets may not be recoverable. An impairment loss is indicated if the sum of the expected undiscounted future net cash flows is less than the carrying amount of the assets. In this circumstance, the predecessor recognizes an impairment loss for the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset and reduces the carrying amount of the asset. Estimating future cash flows involves the use of judgments, including estimation of the proved oil and natural gas reserve quantities, timing of development and production, expected future commodity prices, capital expenditures and production costs.

5.	Asset Retirement Obligations

Asset retirement obligations are recorded as a liability at their estimated present value at the various assets’ inception, with the offsetting charge to oil and gas properties. Periodic accretion of the discounted estimated liability is recorded in the statement of operations. The discounted capitalized cost is amortized to expense through the depreciation calculation over the life of the assets based on proved developed reserves.

The predecessor’s asset retirement obligations primarily represent the estimated present value of the amount the predecessor will incur to plug, abandon and remediate its producing properties at the end of their production lives, in accordance with applicable state laws. The predecessor has determined its asset retirement obligations by calculating the present value of estimated cash flow related to the liability. The following is a reconciliation of the asset retirement obligation at September 30, 2010 and 2011 (in thousands):

	2010	2011
	(in thousands)

Asset retirement obligations at December 31	$1,736	$2,148
Liabilities incurred for new wells	78	311
Disposition of wells	—	(1,024)
Revision in estimates	60	192
Accretion expense	96	55

Asset retirement obligations at September 30	$1,970	$1,682

6.	Derivative Financial Instruments

The predecessor is exposed to commodity price risk and considers it prudent to periodically reduce the predecessor’s exposure to cash flow variability resulting from commodity price change fluctuations. Accordingly, the predecessor enters into derivative instruments to manage its exposure to commodity price fluctuations and fluctuations in location differences between published index prices and the NYMEX futures prices.

At December 31, 2010 and September 30, 2011 the predecessor’s open positions consisted of crude oil price collar contracts and crude oil price swap contracts. Under commodity swap agreements, the predecessor exchanges a stream of payments over time according to specified terms with another counterparty. In a typical commodity swap agreement, the predecessor agrees

Mid-Con Energy I, LLC and Mid-Con Energy II, LLC
Notes to Combined Financial Statements
September 30, 2011
(Unaudited) — (continued)

to pay an adjustable or floating price tied to an agreed upon index for the oil commodity and in return receives a fixed price based on notional quantities. A collar is a combination of a put purchased by a party and a call option sold by the same party. In a typical collar transaction, if the floating price based on a market index is below the floor price, the predecessor receives from the counterparty an amount equal to this difference multiplied by the specified volume, effectively a put option. If the floating price exceeds the floor price and is less than the ceiling price, no payment is required by either party. If the floating price exceeds the ceiling price, the predecessor must pay the counterparty an amount equal to the difference multiplied by the specific quantity, effectively a call option.

The predecessor elected not to designate any positions as cash flow hedges for accounting purposes and, accordingly, recorded the net change in the mark-to-market valuation of these derivative contracts in the statement of operations. Pursuant to the accounting standard that permits netting of assets and liabilities where the right of offset exists, the predecessor presents the fair value of derivative financial instruments on a net basis.

At September 30, 2011 the predecessor had the following commodity derivative open positions:

	Settlement			Instrument	Total	NYMEX
Months Outstanding	Price	Floor	Ceiling	Type	Bbls	Index	Fair Value
							(in thousands)

Oct-Dec 2011	$83.25			Price Swap	9,000	WTI	$25
Oct-Dec 2011	$86.75			Price Swap	9,000	WTI	63
Oct-Dec 2011	$85.30			Price Swap	6,000	WTI	31
Oct-Dec 2011	$89.55			Price Swap	9,000	WTI	93
Oct-Dec 2011	$100.25			Price Swap	18,000	WTI	464
Jan-Dec 2012	$104.28			Price Swap	72,000	WTI	1,588
Jan-Dec 2012	$100.00			Price Swap	96,000	WTI	1,727
Jan-Dec 2012		$100.00	$117.00	Collar	72,000	WTI	1,537
Jan-Dec 2013	$105.80			Price Swap	72,000	WTI	1,610
Jan-Dec 2013		$100.00	$111.00	Collar	72,000	WTI	1,358

At September 30, 2011, the predecessor recorded the estimated fair value of the derivative contracts as $4.5 million as a long-term asset and $4.0 million as a short term asset.

The predecessor’s derivative contracts are secured by an agreement with one of the predecessor’s purchasers; whereby, the derivative counterparty can seek payment directly from the predecessor’s purchaser on the predecessor’s oil production under the contract, should the predecessor be in default of the contract.

A certain officer and member of the predecessor is entitled to, or responsible for, as applicable, 10% of the receivable or payable, respectively, on the monthly settlement from or to, as applicable, the derivative counterparty.

7.	Members’ Equity

Membership Units

In June 2011, certain employees of the predecessor purchased a total of 5,770 Class C Units of Mid-Con Energy I, LLC. The employees paid a purchase price of $10 per unit, consisting of 25% cash and a full recourse note for the remaining 75%. The aggregate amount of the notes was

Mid-Con Energy I, LLC and Mid-Con Energy II, LLC
Notes to Combined Financial Statements
September 30, 2011
(Unaudited) — (continued)

$43,000. In September 2011, certain employees of the predecessor purchased a total of 8,400 Class B Units of Mid-Con Energy I, LLC. The employees paid a purchase price of $10 per unit, consisting of 25% cash and a full recourse note for the remaining 75%. The aggregate amount of the notes was $63,000. The units are subject to a restricted period of four years, beginning on the date the individual began serving as an employee of the predecessor. During the restricted period, the employee may not sell, transfer, pledge, exchange or otherwise dispose of the units. The units vest ratably over the restricted period. All awards immediately vest upon a change of control of the predecessor. If the individual’s employment or service to the predecessor is terminated prior to vesting, the individual has no further rights to the unvested units and the predecessor has the right to repurchase any or all of the vested and unvested units.

In June 2011, certain employees of the predecessor were granted a total of 13,160 non-vested Class C Units of Mid-Con Energy II, LLC. In September 2011, certain employees of the predecessor were granted a total of 16,350 non-vested Class B Units of Mid-Con Energy II, LLC. These unit awards are subject to a restricted period of four years, beginning on the date the individual began serving as an employee of the predecessor. During the restricted period, the employees may not sell, transfer, pledge, exchange or otherwise dispose of the units. The units vest ratably over the restricted period. All awards immediately vest upon a change of control of the predecessor. If the employee’s employment or service to the predecessor is terminated prior to vesting, that person has no further rights to the Class C units.

The following is an analysis of non-vested Class C Units for the nine month ended September 30, 2011:

Beginning non-vested Class C Units outstanding	35,254
Awards granted	13,160
Awards cancelled	—
Awards vested	—

Ending non-vested Class C Units outstanding	49,414

Beginning non-vested Class B Units outstanding	745,674
Awards granted	16,350
Awards cancelled	—
Awards vested	—

Ending non-vested Class B Units outstanding	762,024

Notes Receivable from Officers, Directors and Employees

At September 30, 2011, the predecessor had notes receivable from various officers, directors and employees totaling $2.1 million, including accrued interest. The maturity date of the notes is defined as the earlier of the date upon which the predecessor or any successor to the predecessor registers any class of its stock under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”); is required to file periodic reports under Section 15(d) of the Exchange Act; the date a registration statement filed under the Securities Act of 1933 is declared effective; or April 2, 2013 for Mid-Con Energy I, LLC units and June 15, 2016 for Mid-Con Energy II, LLC units. The stated annual interest rate on all notes is 6%. Interest is compounded annually. All accrued and unpaid interest on the notes is due and payable at maturity. All such notes receivable were originally issued in conjunction with purchases of the predecessor’s membership

Mid-Con Energy I, LLC and Mid-Con Energy II, LLC
Notes to Combined Financial Statements
September 30, 2011
(Unaudited) — (continued)

units by the predecessor’s officers, directors and employees. Performance of the predecessor’s officers’, directors’ and employees’ obligations under these notes is secured by security interests granted by each of them to the predecessor in all of the membership units purchased. Additionally, the predecessor has full recourse against the assets of the predecessor’s officers, directors and employees for collection of amounts due upon the occurrence of a default that is not remedied.

8.	Debt

Debt at December 31, 2010 and September 30, 2011 consisted of the following:

	December 31,	September 30,
	2010	2011
	(in thousands)
Revolving credit facilities	$5,260	$15,210
Term loans	253	—

	5,513	15,210
Less: Current portion	5,354	—

Long-term debt	$159	$15,210

The predecessor has a borrowing capacity of $22.0 million under two revolving credit facilities with a financial institution. The total borrowing base is also $22.0 million, re-determined semi-annually based on the predecessor’s oil and natural gas reserves. Interest is payable monthly and charged at the financial institution’s prime rate (4% at June 30, 2011). The predecessor’s oil properties located in southern Oklahoma are pledged as security under the agreements. The predecessor had approximately $5.3 million and $15.2 million borrowed against their credit facilities at December 31, 2010 and September 30, 2011, respectively. Any amounts outstanding are due at maturity in December 2013. There were no outstanding letters of credit as of December 31, 2010 or September 30, 2011.

During 2009, the predecessor entered into a variable rate term loan for approximately $350,000. The loan bears interest at New York Prime Rate (3.25% at June 30, 2011) and matures on October 9, 2013. During 2011, the predecessor entered into an additional variable rate term loan for approximately $400,000. The loan bears interest at Wall Street Journal Prime rate plus 1% (5.5% at June 30, 2011) and matures on February 9, 2015. These term loans were assumed by Mid-Con Energy III, LLC on June 30, 2011 in connection with the transfer of ME3 from the predecessor to Mid-Con Energy III, LLC.

9.	Restatement

During September 2011, our auditors identified mathematical errors that existed in the calculation of depreciation, depletion and amortization and impairment of proved oil and gas properties for all periods prior to 2011. Our auditors also determined that a clerical error resulted in expensing of certain geological and geophysical costs by Mid-Con Energy I, LLC in the six months ended December 31, 2009, that had previously been expensed by the predecessor, Mid-Con Energy Corporation, during the fiscal year ended June 30, 2009.

Mid-Con Energy I, LLC and Mid-Con Energy II, LLC
Notes to Combined Financial Statements
September 30, 2011
(Unaudited) — (continued)

Management has restated the combined financial statements to correct these errors. The following tables reflect the impact of the restatement on the predecessor’s combined balance sheets at December 31, 2010:

	December 31, 2010
	As Previously
	Reported	Adjustments	As Restated
	(in thousands)

Combined Balance Sheet:
Proved oil and gas properties	$57,873	$(509)	$57,364
Accumulated depreciation, depletion and amortization	(8,795)	317	(8,478)
Total property and equipment, net	51,848	(192)	51,656
Total assets	57,059	(192)	56,867
Contributed capital	52,933	(10)	52,923
Accumulated deficit	(7,836)	(182)	(8,018)
Total members’ equity	43,264	(192)	43,072
Total liabilities and members’ equity	57,059	(192)	56,867

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Mid-Con Energy GP, LLC

We have audited the accompanying combined balance sheets of Mid-Con Energy I, LLC (a Delaware limited liability company) and Mid-Con Energy II, LLC (a Delaware limited liability company) and subsidiaries as of December 31, 2009 and 2010, and the related combined statements of operations, members’ equity and cash flow for the period from inception (July 1, 2009) to December 31, 2009 and for the year ended December 31, 2010. These financial statements are the responsibility of the Companies’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Companies are not required to have, nor were we engaged to perform audits of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Companies’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Mid-Con Energy I, LLC and Mid-Con Energy II, LLC and subsidiaries as of December 31, 2009 and 2010, and the results of their operations and their cash flow for the period from inception (July 1, 2009) to December 31, 2009 and for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 12, the accompanying financial statements have been restated to correct misstatements.

/s/ GRANT THORNTON LLP

Tulsa, Oklahoma
August 12, 2011, except for Note 12, as to which the date is October 5, 2011

Mid-Con Energy I, LLC and Mid-Con Energy II, LLC

Combined Balance Sheets

	As of December 31,
	2009	2010
	(in thousands)
	(as restated,
	see Note 12)

ASSETS
Current Assets:
Cash and cash equivalents	$763	$222
Accounts receivable:
Oil and gas sales	1,321	2,134
Joint operations and other	913	1,548
Certificate of deposit—government bond	150	150
Inventory	259	771
Prepaids and other	751	147

Total current assets	4,157	4,972

Property and Equipment:
Oil and gas properties, successful efforts method:
Proved properties	37,069	57,364
Unproved properties	397	446
Other property and equipment	1,482	2,324
Accumulated depreciation, depletion and amortization	(2,726)	(8,478)

Total property and equipment, net	36,222	51,656

Other Assets	117	239

Total assets	$40,496	$56,867

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Accounts payable	$404	$2,785
Accrued liabilities	392	399
Revenue payable	136	182
Advance billings and other	489	1,864
Current portion of long-term debt	94	5,354
Derivative financial instruments	222	904

Total current liabilities	1,737	11,488

Long-Term Debt	243	159

Asset Retirement Obligations	1,737	2,148

Members’ Equity:
Contributed capital	47,073	52,923
Notes receivable from officers, directors and employees	(1,198)	(1,833)
Accumulated deficit	(9,096)	(8,018)

Total members’ equity	36,779	43,072

Total liabilities and members’ equity	$40,496	$56,867

The accompanying notes are an integral part of these combined balance sheets.

Mid-Con Energy I, LLC and Mid-Con Energy II, LLC

Combined Statements of Operations

	Period from
	Inception	Year
	(July 1, 2009) to	Ended
	December 31,	December 31,
	2009	2010
	(in thousands)
	(as restated, see Note 12)

Revenues:
Oil sales	$5,729	$16,853
Natural gas sales	743	1,418
Realized loss on derivatives, net	(350)	(90)
Unrealized loss on derivatives, net	(147)	(707)

Total revenues	5,975	17,474

Operating costs and expenses:
Lease operating expenses	2,431	6,237
Oil and gas production taxes	269	822
Dry holes and abandonments of unproved properties	—	1,418
Geological and geophysical	—	394
Depreciation, depletion and amortization	2,552	5,851
Accretion of discount on asset retirement obligations	58	127
General and administrative	704	982
Impairment of proved oil and gas properties	9,208	1,886

Total operating costs and expenses	15,222	17,717

Loss from operations	(9,247)	(243)

Other income (expense):
Interest income and other	35	218
Interest expense	(2)	(98)
Gain on sale of assets	—	354
Other revenue and expense, net	118	847

Total other income (expenses)	151	1,321

Net income (loss)	$(9,096)	$1,078

The accompanying notes are an integral part of these combined financial statements.

Mid-Con Energy I, LLC and Mid-Con Energy II, LLC

Combined Statements of Members’ Equity

		Notes
		Receivable
		from Officers,		Total
	Contributed	Directors and	Accumulated	Members’
	Capital	Employees	Deficit	Equity
	(in thousands)
	(as restated, see Note 12)

Beginning LLC Balances at July 1, 2009:
Mid-Con Energy I, LLC	$41,992	$(552)	$—	$41,440
Mid-Con Energy II, LLC	6,580	(646)	—	5,934

	48,572	(1,198)	—	47,374
Distributions	(1,499)	—	—	(1,499)
Net loss	—	—	(9,096)	(9,096)

Balance at December 31, 2009:	47,073	(1,198)	(9,096)	36,779
Contributions	10,646	(646)	—	10,000
Distributions	(4,785)	—	—	(4,785)
Repurchase of member units	(15)	11	—	(4)
Other	4	—	—	4
Net income	—	—	1,078	1,078

Balance at December 31, 2010:	$52,923	$(1,833)	$(8,018)	$43,072

The accompanying notes are an integral part of these combined financial statements.

Mid-Con Energy I, LLC and Mid-Con Energy II, LLC

Combined Statements of Cash Flow

	Period from
	Inception	Year
	(July 1, 2009) to	Ended
	December 31,	December 31,
	2009	2010
	(in thousands)
	(as restated, see Note 12)

Cash Flows From Operating Activities:
Net income (loss)	$(9,096)	$1,078
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation, depletion and amortization	2,552	5,851
Accretion of discount on asset retirement obligations	58	127
Dry holes and abandonments of unproved properties	—	1,418
Impairment of proved oil and gas properties	9,208	1,886
Unrealized loss on derivative instruments, net	147	707
Gain on sale of assets	—	(354)
Changes in operating assets and liabilities:
Accounts receivable	(198)	(1,473)
Prepaids and other	(649)	539
Other assets	(100)	(134)
Inventory	37	(512)
Accounts payable	(381)	1,172
Accrued liabilities	(418)	7
Revenue payable	5	46
Advance billings and other	(200)	1,440

Net cash provided by (used in) operating activities	965	11,798

Cash Flows From Investing Activities:
Additions to oil and gas properties	(3,639)	(15,936)
Additions to other property and equipment	(734)	(922)
Proceeds from sale of other property and equipment	—	608
Acquisitions of oil and natural gas properties	(645)	(6,484)
Other	—	8

Net cash used in investing activities	(5,018)	(22,726)

Cash Flows From Financing Activities:
Proceeds from line of credit	—	15,760
Payments on line of credit	—	(10,500)
Borrowings on note payable	351	10
Payments on note payable	(16)	(94)
Members’ contribution	—	10,000
Distributions paid	(1,499)	(4,785)
Repurchase member units	—	(4)

Net cash provided by (used in) financing activities	(1,164)	10,387

Net decrease in cash and cash equivalents	(5,217)	(541)

Beginning Cash and Cash Equivalents	5,980	763

Ending Cash and Cash Equivalents	$763	$222

Supplemental Cash Flow Information:
Cash paid for interest	$2	$95

Non-Cash Investing and Financing Activities:
Accrued capital expenditures—oil and gas properties	$178	$1,209

Notes receivable from officers, directors and employees	$—	$635

The accompanying notes are an integral part of these combined financial statements.

Mid-Con Energy I, LLC and Mid-Con Energy II, LLC
Notes to Combined Financial Statements
December 31, 2009 and 2010

1.	Organization and Nature of Operations

Mid-Con Energy, I LLC and Mid-Con Energy II, LLC (collectively, with their subsidiaries of Mid-Con Energy II, LLC, the “predecessor”) are Delaware limited liability companies. The predecessor’s principal business is the acquisition, development and production of existing oil and natural gas properties in the Mid-Continent region of the United States. The predecessor uses secondary oil recovery techniques, such as waterflooding to increase production from mature oil fields. Mid-Con Energy II, LLC’s wholly owned subsidiaries are RDT Properties, Inc. (“RDT”) and ME3 Oilfield Service, LLC (“ME3”). RDT is the sole operator of mineral properties owned by the predecessor and ME3 provides oil field construction and maintenance services, as well as oil and water transportation services, to the predecessor and third parties.

On June 30, 2009, Mid-Con Energy Corporation and its subsidiaries (collectively, the “Corporation”), reorganized to form the predecessor. As a result of this reorganization, the mineral properties were transferred to the predecessor, along with the related accounts receivable, accounts payable and cash. RDT and ME3 were transferred to Mid-Con Energy II, LLC. The reorganization also resulted in issuance of notes receivable from certain officers, directors and shareholders, for the purchase of membership units.

In connection with the closing of the initial public offering of common units of Mid-Con Energy Partners, LP (the “Partnership”), the predecessor will merge with and into a wholly owned subsidiary of the Partnership in exchange for a combination of common units issued and cash consideration paid to the predecessor’s owners.

2.	Summary of Significant Accounting Policies

Basis of presentation and principles of combination

The accompanying combined financial statements were derived from the historical accounting records of the predecessor and reflect the historical financial position, results of operations and cash flow for the periods described herein. All intercompany transactions and account balances have been eliminated.

In the reorganization of the Corporation into the predecessor, the majority owner of the Corporation became the majority owner in the predecessor and made additional cash contributions to the predecessor. Therefore, management of the predecessor determined that the reorganization constituted a transaction between entities under common control. In comparison to the purchase method of accounting, whereby the purchase price for the asset acquisition would have been allocated to identifiable assets and liabilities of the predecessor based upon their fair values with any excess treated as goodwill, transfers between entities under common control require that assets and liabilities be recognized by the acquirer at carrying value at the date of transfer, with any difference between the purchase price and the net book value of the assets recognized as an adjustment to members’ equity.

In addition to the cash contributions from the majority owner, in the reorganization of the Corporation into the predecessor, certain officers and directors of the predecessor purchased Class A Units in consideration of full recourse notes payable to the predecessor (see Note 6.) The predecessor also recognized an increase to equity of approximately $0.5 million related to elimination of deferred tax balances of the Corporation. As discussed below, as limited liability companies, the earnings or losses of the predecessor for federal and some state income tax purposes will generally be included in the tax returns of the individual unitholders of the predecessor.

Mid-Con Energy I, LLC and Mid-Con Energy II, LLC
Notes to Combined Financial Statements
December 31, 2009 and 2010—(continued)

The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The predecessor operates oil and natural gas properties as one business segment: the exploration, development and production of oil and natural gas. The predecessor’s management evaluates performance based on one business segment as there are not different economic environments within the operation of the oil and natural gas properties.

Use of estimates

Preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. Depletion of oil and gas properties is determined using estimates of proved oil and gas reserves. There are numerous uncertainties inherent in the estimation of quantities of proved reserves and in the projection of future rates of production and the timing of development expenditures. Similarly, evaluations for impairment of proved and unproved oil and gas properties are subject to numerous uncertainties including, among others, estimates of future recoverable reserves and commodity price outlooks. Other significant estimates include, but are not limited to, asset retirement obligations, purchase price allocations and fair value of derivative financial instruments.

Cash and cash equivalents

The predecessor considers all cash on hand, depository accounts held by banks and money market accounts with an original maturity of three months or less to be cash equivalents.

Accounts receivable

The predecessor sells oil and natural gas to various customers and participates with other parties in the drilling, completion and operation of oil and gas wells. The predecessor’s joint interest and oil and gas sales receivables related to these operations are generally unsecured. Accounts receivable for joint interest billings are recorded as amounts billed to customers less an allowance for doubtful accounts. Amounts are considered past due after 30 days. The predecessor determines joint interest operations accounts receivable allowances based on management’s assessment of the creditworthiness of the joint interest owners and the predecessor’s ability to realize the receivables through netting of anticipated future production revenues. The predecessor had no allowance for doubtful accounts at December 31, 2009 or 2010, and there were no provisions for bad debts or write-offs of accounts receivable for the periods then ended.

Revenue recognition

The predecessor uses the sales method of accounting for crude oil and natural gas revenues. Under this method, revenues are recognized based on the predecessor’s shares of actual proceeds from oil and gas sold to purchasers. Natural gas revenues would not have been significantly altered for the period presented had the entitlements method of recognizing natural gas revenues been utilized. If reserves are not sufficient to recover natural gas overtake positions, a liability is recorded. The predecessor had no significant natural gas imbalances at December 31, 2009 or 2010.

Mid-Con Energy I, LLC and Mid-Con Energy II, LLC
Notes to Combined Financial Statements
December 31, 2009 and 2010—(continued)

Oil and natural gas properties

The predecessor utilizes the successful efforts method of accounting for its oil and gas properties. Under this method all costs associated with productive wells and nonproductive development wells are capitalized, while nonproductive exploration costs are expensed. Capitalized costs relating to proved properties are depleted using the units-of-production method based on proved reserves on a field basis. The depreciation of capitalized production equipment is based on the units-of-production method using proved developed reserves on a field basis. The predecessor had no exploratory wells in progress and no capitalized exploratory well costs pending determination of reserves at December 31, 2009 and 2010.

Capitalized costs of individual properties abandoned or retired are charged to accumulated depreciation, depletion and amortization. Proceeds from sales of individual properties are credited to property costs. No gain or loss is recognized until the entire amortization base (field) is sold or abandoned.

Costs of significant nonproducing properties and wells in the process of being drilled are excluded from depletion until such time as the proved reserves are established or impairment is determined. Costs of significant development projects are excluded from depreciation until the related project is completed. The predecessor capitalizes interest, if debt is outstanding, on expenditures for significant development projects until such projects are ready for their intended use. At December 31, 2009 and December 31, 2010, the predecessor had no significant amount of capitalized interest.

The predecessor reviews its long-lived assets to be held and used, including proved oil and gas properties accounted for under the successful efforts method of accounting, whenever events or circumstances indicate that the carrying value of those assets may not be recoverable. The impairment provision is based on the excess of carrying value over fair value. Fair value is defined as the present value of the estimated future net revenues from production of total proved and risk-adjusted probable and possible oil and gas reserves over the economic life of the reserves based on the predecessor’s expectations of future oil and gas prices and costs. The predecessor reviews its oil and gas properties by amortization base (field) or by individual well for those wells not constituting part of an amortization base.

The predecessor recognized approximately $9.2 million restated and $1.9 million restated as impairment charges against earnings for the periods ended December 31, 2009 and 2010, respectively, related to its proved oil and gas properties due to a significant decline in estimated proved and probable reserves values. These non-cash charges are included in the “Impairment of proved oil and gas properties” line item in the accompanying statements of operations. The fair value of the properties was measured by estimated cash flow reported in the audited reserve report. This report was based upon future oil and natural gas prices, which are based on observable inputs adjusted for basis differentials, which are Level 3 inputs in the fair value hierarchy described in Note 3. The fair values of proved properties are measured using valuation techniques consistent with the income approach, converting future cash flow to a single discounted amount. Significant inputs used to determine the fair values of proved properties include estimates of reserves, future operating and development costs, future commodity prices and market-based weighted average cost of capital rate. The underlying commodity prices embedded in the Corporation’s estimated cash flow are the product of a process that begins with New York Mercantile Exchange (“NYMEX”) forward curve pricing, adjusted for estimated location and quality differentials, as well as other factors that management believes will impact realizable prices. Furthermore, significant assumptions in valuing the proved reserves included

Mid-Con Energy I, LLC and Mid-Con Energy II, LLC
Notes to Combined Financial Statements
December 31, 2009 and 2010—(continued)

the reserve quantities, anticipated drilling and operating costs, anticipated production taxes, future expected oil and natural gas prices. Cash flow estimates for the impairment testing excluded derivative instruments used to mitigate the risk of lower future oil and natural gas prices. The impairments were caused by below expected performance for some of the waterflood units and other producing properties and revisions to the future expected drilling schedules. These impairments have no impact on the predecessor’ cash flow, liquidity position, or debt covenants.

Unproved oil and gas properties are each periodically assessed for impairment by comparing their costs to their estimated values on a project-by-project basis. The estimated value is affected by the results of exploration activities, future drilling plans, commodity price outlooks, planned future sales or expiration of all or a portion of leases on such projects. If the quantity of potential reserves determined by such evaluations is not sufficient to fully recover the cost invested in each project, the predecessor recognizes an impairment loss at that time. The predecessor had no abandonments for the period from inception (July 1, 2009) to December 31, 2009. The predecessor recognized approximately $1.4 million as abandonment expenses for the year ended December 31, 2010, related to its unproved oil and gas properties.

In January 2010, the Financial Accounting Standards Board (“FASB”) issued an accounting standards update that aligns the oil and natural gas reserve estimation and disclosure requirements of GAAP with the requirements in the final rule, Modernization of the Oil and Gas Reporting Requirements, issued in December 31, 2008 by the United States Securities and Exchange Commission (“SEC”) and effective for fiscal years ending on or after December 31, 2009. The new rules are intended to provide investors with a more meaningful and comprehensive understanding of oil and natural gas reserves, which should help investors evaluate the relative value of oil and natural gas companies. The new rules permit the use of new technologies to determine proved reserves estimates if those technologies have been demonstrated empirically to lead to reliable conclusions about reserve volume estimates. The new rules will also allow, but not require, companies to disclose their probable and possible reserves to investors in documents filed with the SEC. In addition, the new disclosure requirements require companies to: (i) report the independence and qualifications of its reserves preparer or auditor; (ii) file reports when a third party is relied upon to prepare reserves estimates or conduct a reserves audit; and (iii) report oil and natural gas reserves using an average price based upon the prior 12-month period rather than a year-end price. The predecessor adopted the updated requirements as of December 31, 2009, which had the effect of adding 307 MBoe of proved reserves. See reserves information in Note 11.

Oil and gas property is stated at cost less accumulated depletion, depreciation and impairment and consisted of the following:

	December 31,
	2009	2010
	(in thousands)
	(as restated,
	see Note 12)

Oil and gas properties
Proved properties	$37,069	$57,364
Unproved properties	397	446

	37,466	57,810
Less: Accumulated depletion, depreciation and amortization	2,358	7,521

Oil and gas properties, net	$35,108	$50,289

Mid-Con Energy I, LLC and Mid-Con Energy II, LLC
Notes to Combined Financial Statements
December 31, 2009 and 2010—(continued)

Other property and equipment

Other property and equipment is stated at historical cost and is comprised of software, vehicles, office equipment, and field service equipment. Costs incurred for normal repairs and maintenance are charged to expense as incurred, unless they extend the useful life of the asset. Depreciation is calculated using the straight-line method based on useful lives of the assets ranging from three to fifteen years and is included in the accumulated depletion, depreciation and amortization totals.

Depreciation expense related to other property and equipment for the periods ended December 31, 2009 and 2010 totaled $0.2 million and $0.6 million, respectively. Other property and equipment consist of the following:

	December 31,
	2009	2010
	(in thousands)

Land	$19	$19
Leasehold improvements (15 years)	33	33
Hardware and software (3-5 years)	249	282
Furniture and fixtures (5 years)	88	88
Machinery and equipment (5 years)	1,073	1,882
Field building (15 years)	20	20

	1,482	2,324
Less: accumulated depreciation	368	957

Other property, plant and equipment, net	$1,114	$1,367

Asset retirement obligations

The predecessor has obligations under its lease agreements and federal regulations to remove equipment and restore land at the end of oil and natural gas production operations. These asset retirement obligations (“ARO”) are primarily associated with plugging and abandoning wells. Determining the future restoration and removal requires management to make estimates and judgments because most of the removal obligations are many years in the future and contracts and regulations often have vague descriptions of what constitutes removal. Asset removal technologies and costs are constantly changing, as are regulatory, political, environmental, safety and public relations considerations. The predecessor is required to record the fair value of a liability for an ARO in the period in which it is incurred with a corresponding increase in the carrying amount of the related long-lived asset. The predecessor typically incurs this liability upon acquiring or drilling a well. Over time, the liability is accreted each period toward its future value and the capitalized cost is depleted as a component of development costs. Upon settlement of the liability, a gain or loss is recognized to the extent the actual costs differ from the recorded liability.

Inherent to the present value calculation are numerous estimates, assumptions and judgments, including the ultimate settlement amounts, inflation factors, credit adjusted risk-free rates, timing of settlement and changes in the legal, regulatory, environmental and political environments. To the extent future revisions to these assumptions impact the present value of the abandonment liability, management will make corresponding adjustments to both the ARO and the related oil and natural gas property asset balance. Increases in the discounted

Mid-Con Energy I, LLC and Mid-Con Energy II, LLC
Notes to Combined Financial Statements
December 31, 2009 and 2010—(continued)

retirement obligation liability and related oil and natural gas assets resulting from the passage of time will be reflected as additional accretion and depreciation expense in the combined statements of operations.

Derivatives and hedging

All derivative instruments are recorded on the balance sheet as either assets or liabilities at fair value. Derivative instruments that do not meet specific hedge accounting criteria must be adjusted to fair value through net income. Effective changes in the fair value of derivative instruments that are accounted for as cash flow hedges are recognized in other accumulated comprehensive income in members’ equity until such time as the hedged items are recognized in net income. Ineffective portions of a derivative instrument’s change in fair value are immediately recognized in net income.

None of the predecessor’s derivatives held during 2010 and 2009 were designated as hedges for financial statement purposes; therefore, the adjustments to fair value are included in net income. Realized and unrealized gains and losses on derivatives are shown separately in the statement of operations and are included in cash flow from operating activities.

Inventory

Inventory consists primarily of oilfield equipment and is valued at the lower of cost or market. No excess or obsolete reserve has been recorded at December 31, 2009, or December 31, 2010.

Deferred financing costs

Costs incurred in connection with the execution or modification of the predecessor’s credit facilities were expensed as incurred based on the immateriality of costs.

Other noncurrent assets

The predecessor has accrued interest receivable related to notes receivable from officers, directors and employees, which is classified as other noncurrent assets on the combined balance sheet.

Other revenue and expense, net

The predecessor receives fees for the operation of jointly-owned oil and gas properties and records such reimbursements as reductions of other revenue and expense, net. Such fees totaled $1.2 million and $3.1 million for the period from inception (July 1, 2009) to December 31, 2009, and the year ended December 31, 2010, respectively.

Unit-based compensation

The cost of employee services received in exchange for equity instruments is measured based on the grant-date fair value of compensation expense over the requisite service period (often the vesting period). Awards subject to performance criteria vest when it is probable that the performance criteria will be met. Compensation for these awards is recorded upon vesting, based on their grant-date fair value. Generally, no compensation expense is recognized for equity instruments that do not vest. The unit-based compensation expense was not significant for either of the periods presented.

Mid-Con Energy I, LLC and Mid-Con Energy II, LLC
Notes to Combined Financial Statements
December 31, 2009 and 2010—(continued)

Income taxes

The entities comprising the predecessor are two limited liability companies, and, as such, their earnings or losses for federal and some state income tax purposes will generally be included in the tax returns of the individual unitholders of the predecessor. Earnings or losses for financial statement purposes may differ significantly from those reported to the individual unitholders for income tax purposes as a result of differences between the tax basis and financial reporting basis of assets and liabilities and the taxable income allocation requirements under the limited liability agreement of the predecessor.

The predecessor evaluates uncertain tax positions for recognition and measurement in the financial statements. To recognize a tax position, the predecessor determines whether it is more likely than not that the tax positions will be sustained upon examination, including resolution of any related appeals or litigation, based on the technical merits of the position. A tax position that meets the more likely than not threshold is measured to determine the amount of benefit to be recognized in the financial statements. The amount of tax benefit recognized with respect to any tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon settlement. The predecessor had no uncertain tax positions that required recognition in the financial statements at December 31, 2009 or 2010. Any interest or penalties would be recognized as a component of income tax expense.

New Accounting Pronouncements

In December 2010, the FASB issued an accounting standards update regarding disclosure of supplementary pro forma information for business combinations. This update was issued in order to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements. The update requires a public entity to disclose pro forma information for business combinations that occurred in the current reporting period. The disclosures include pro forma revenue and earnings of the combined entity for the current reporting period as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the annual reporting period. If comparative financial statements are presented, the pro forma revenue and earnings of the combined entity for the comparable prior reporting period should be reported as though the acquisition date for all business combinations that occurred during the current year had been as of the beginning of the comparable prior annual reporting period. In practice, some preparers have presented the pro forma information in their comparative financial statements as if the business combination that occurred in the current reporting period had occurred as of the beginning of each of the current and prior annual reporting periods. Other preparers have disclosed the pro forma information as if the business combination occurred at the beginning of the prior annual reporting period only, and carried forward the related adjustments, if applicable, through the current reporting period. The predecessor plans to adopt the updated rules in relation to all future business combinations.

In January 2010, the FASB issued an accounting standards update for improving disclosure about fair value measurements. This amendment to the disclosure requirements provides guidance that clarifies and requires new disclosures about fair value measurements. The clarifications and requirement to disclose the amounts and reasons for significant transfers between Level 1 and Level 2, as well as significant transfers in and out of Level 3 of the fair value hierarchy, were adopted by the predecessor in the last quarter of 2010. Note 3—Fair Value Measurements reflects the amended disclosure requirements. The new guidance also requires that purchases, sales, issuances, and settlements be presented gross in the Level 3 reconciliation and that requirement is effective for fiscal years beginning after December 15, 2010 and for

Mid-Con Energy I, LLC and Mid-Con Energy II, LLC
Notes to Combined Financial Statements
December 31, 2009 and 2010—(continued)

interim periods within those years, with early adoption permitted. Since this new guidance only amends the disclosures requirements, it did not impact the statement of financial position, statement of operations, or cash flow statement.

3.	Fair Value Measurement

The carrying amounts reported in the balance sheet for cash, accounts receivable, accounts payable and derivative financial instruments approximate their fair values. The recorded values of the predecessor’s credit facilities approximate fair value as the interest rate is variable and the terms of the credit facilities are similar to what the predecessor believes comparable companies would receive.

The predecessor accounts for its oil and gas commodity derivatives at fair value. The fair value of derivative financial instruments is determined utilizing the NYMEX closing prices for the contract period.

The predecessor has categorized their financial instruments, based on the priority of inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Financial assets and liabilities recorded in the balance sheet are categorized based on the inputs to the valuation techniques as follows:

Level 1—Financial assets and liabilities for which values are based on unadjusted quoted prices for identical assets or liabilities in an active market that management has the ability to access.

Level 2—Financial assets and liabilities for which values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3—Financial assets and liabilities for which values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

When the inputs used to measure fair value fall within different levels of the hierarchy in a liquid environment, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets

Mid-Con Energy I, LLC and Mid-Con Energy II, LLC
Notes to Combined Financial Statements
December 31, 2009 and 2010—(continued)

or liabilities. The following presents the predecessor’s fair value hierarchy for assets and liabilities measured at fair value on December 31, 2009 and December 31, 2010.

	Level 1	Level 2	Level 3
	(in thousands)
	(as restated, see Note 12)

December 31, 2009
Assets and Liabilities Measured at Fair Value on a Recurring Basis
—Derivative financial instruments—liability	$—	$222	$—
Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis
—Asset retirement obligations	$—	$—	$1,679
—Impairment of proved oil and gas properties	$—	$—	$9,208
December 31, 2010
Assets and Liabilities Measured at Fair Value on a Recurring Basis
—Derivative financial instruments—liability	$—	$904	$—
Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis
—Asset retirement obligations	$—	$—	$319
—Impairment of proved oil and gas properties	$—	$—	$1,886

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain assets and liabilities are reported at fair value on a nonrecurring basis in the predecessor’s combined balance sheet.

The predecessor estimates the fair value of the asset retirement obligations based on discounted cash flow projections using numerous estimates, assumptions and judgments regarding such factors as the existence of a legal obligation for an ARO; amounts and timing of settlements; the credit-adjusted risk-free rate to be used; and inflation rates. See Note 4 for a summary of changes in asset retirement obligations.

The predecessor reviews its long-lived assets to be held and used, including proved oil and natural gas properties, whenever events or circumstances indicate that the carrying value of those assets may not be recoverable. An impairment loss is indicated if the sum of the expected undiscounted future net cash flows is less than the carrying amount of the assets. In this circumstance, the predecessor recognizes an impairment loss for the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset and reduces the carrying amount of the asset. Estimating future cash flows involves the use of judgments, including estimation of the proved oil and natural gas reserve quantities, timing of development and production, expected future commodity prices, capital expenditures and production costs.

4.	Asset Retirement Obligations

Asset retirement obligations are recorded as a liability at their estimated present value at the various assets’ inception, with the offsetting charge to oil and gas properties. Periodic accretion of the discounted estimated liability is recorded in the statement of operations. The discounted capitalized cost is amortized to expense through the depreciation calculation over the life of the assets based on proved developed reserves.

Mid-Con Energy I, LLC and Mid-Con Energy II, LLC
Notes to Combined Financial Statements
December 31, 2009 and 2010—(continued)

The predecessor’s asset retirement obligations primarily represent the estimated present value of the amount the predecessor will incur to plug, abandon and remediate its producing properties at the end of its production lives, in accordance with applicable state laws. The predecessor has determined their asset retirement obligations by calculating the present value of estimated cash flows related to the liability. The following is a reconciliation of the asset retirement obligations at December 31, 2010 and 2009 (in thousands):

Asset retirement obligations at July 1, 2009	$1,569
Liabilities incurred for new wells	115
Revision in estimates	(5)
Accretion expense	58

Asset retirement obligations at December 31, 2009	1,737
Liabilities incurred for new wells	265
Disposition of wells	(35)
Revision in estimates	54
Accretion expense	127

Asset retirement obligations at December 31, 2010	$2,148

5.	Derivative Financial Instruments

The predecessor is exposed to oil commodity price risk and considers it prudent to periodically reduce its exposure to cash flow variability resulting from commodity price change fluctuations. Accordingly the predecessor enters into derivative instruments to manage its exposure to commodity price fluctuations, and fluctuations in location differences between published index prices and the NYMEX futures prices.

At December 31, 2009 and 2010, the predecessor’s open positions consisted of crude oil price collar contracts and crude oil price swap contracts. Under commodity swap agreements, the predecessor exchanges a stream of payments over time according to specified terms with another counterparty. In a typical commodity price swap agreement, the predecessor agrees to pay an adjustable or floating price tied to an agreed upon index for the oil commodity and in return receives a fixed price based on notional quantities. A collar is a combination of a put purchased by a party and a call option sold by the same party. In a typical collar transaction, if the floating price based on a market index is below the floor price, the predecessor receives from the counterparty an amount equal to this difference multiplied by the specified volume, effectively a put option. If the floating price exceeds the floor price and is less than the ceiling price, no payment is required by either party. If the floating price exceeds the ceiling price, the predecessor must pay the counterparty an amount equal to the difference multiplied by the specific quantity, effectively a call option.

The predecessor elected not to designate any positions as cash flow hedges for accounting purposes and, accordingly, recorded the net change in the mark-to-market valuation of these derivative contracts in the statement of operations. The predecessor recorded its derivative activities on a mark-to-market or fair value basis. Pursuant to the accounting standard that permits netting of assets and liabilities where the right of offset exists, the predecessor presents the fair value of derivative financial instruments on a net basis.

Mid-Con Energy I, LLC and Mid-Con Energy II, LLC
Notes to Combined Financial Statements
December 31, 2009 and 2010—(continued)

At December 31, 2009 the predecessor had the following commodity derivative open positions:

	Settlement			Instrument	Total	NYMEX
Months Outstanding	Price	Floor	Ceiling	Type	Bbls	Index	Fair Value
							(in thousands)

Jan 2010 – Dec 2010		$72.50	$83.00	Collar	5,000	WTI	$(184)
Jan 2011 – June 2011	$77.45			Price Swap	2,000	WTI	(38)

At December 31, 2010 the predecessor had the following commodity derivative open positions:

	Settlement			Instrument	Total	NYMEX
Months Outstanding	Price	Floor	Ceiling	Type	Bbls	Index	Fair Value
							(in thousands)

Jan 2011 – Dec 2011	$83.25			Price Swap	18,000	WTI	$(357)
Jan 2011 – Dec 2011	$86.75			Price Swap	12,000	WTI	(227)
Jan 2011 – Dec 2011	$85.30			Price Swap	12,000	WTI	(183)
Jan 2011 – Dec 2011	$89.55			Price Swap	18,000	WTI	(137)

At December 31, 2010 and 2009, the predecessor recorded the estimated fair value of $0.9 million and $0.2 million, respectively, for these swaps and collars as current liabilities on the balance sheet.

The predecessor’s derivative contracts are secured by an agreement with one of the predecessor’s purchasers; whereby, the derivative counterparty can seek payment directly from the predecessor’s purchaser on the predecessor’s oil production under the contract, should the predecessor be in default of the contract.

A certain officer and unitholder of the predecessor is entitled to, or responsible for, as applicable, 10% of the receivable or payable, respectively, on the monthly settlement from or to, as applicable, the derivative counterparty.

6.	Members’ Equity

Membership Units

On July 1, 2009, Mid-Con Energy I, LLC issued Class A Units, Class B Units and Class C Units. Class A and Class B Units have voting rights. Class C Units are not entitled to voting rights. At December 31, 2010, 332,500 Class A Units, 384,022, Class B Units and 31,437 Class C Units were issued and outstanding. The Class B Units and the Class C Units will be allocated value upon all Class A Unitholders recouping their investment, plus 6%.

On July 1, 2009, Mid-Con Energy II, LLC issued Class A Units, Class B Units and Class C Units. Class A and Class B Units have voting rights. Class C Units are not entitled to voting rights. At December 31, 2010, 212,926 Class A Units, 745,674 Class B Units and 51,406 Class C Units were issued and outstanding. The Class B Units and the Class C Units will be allocated value upon all Class A Unitholders recouping their investment, plus 6%.

Mid-Con Energy I, LLC and Mid-Con Energy II, LLC
Notes to Combined Financial Statements
December 31, 2009 and 2010—(continued)

Upon formation of Mid-Con Energy I, LLC and Mid-Con Energy II, LLC, certain officers and directors purchased 6,463 Class A Units of Mid-Con Energy II, LLC at $100 per unit in consideration of full recourse notes totaling approximately $0.6 million.

In 2010, Mid-Con Energy II, LLC sold an additional 100,000 Class A Units for $100 per unit. At that time, the officers and directors holding Class A Units of Mid-Con Energy II, LLC purchased an additional 6,463 Class A Units at $100 per unit in consideration of full recourse notes totaling approximately $0.6 million.

In 2009, certain employees of the predecessor were granted a total of 51,406 non-vested Class C Units of Mid-Con Energy II, LLC. These unit awards are subject to a restricted period of four years, beginning on the date of grant. During the restricted period, the employees may not sell, transfer, pledge, exchange or otherwise dispose of the units. The units vest ratably over the restricted period. All awards immediately vest upon a change of control, of the predecessor. If the employee’s employment or service to the predecessor is terminated prior to vesting, that person has no further rights to the Class C Units. No unit awards were granted in 2010.

The following is an analysis of non-vested Class C Units for 2009 and 2010:

	Period from Inception
	(July 1, 2009) to	Year Ended
	December 31, 2009	December 31, 2010

Beginning non-vested Class C Units outstanding	—	51,406
Awards granted	51,406	—
Awards cancelled	—	(4,400)
Awards vested	—	(11,752)

Ending non-vested Class C Units outstanding	51,406	35,254

Notes Receivable from Officers, Directors and Employees

In the aggregate at December 31, 2009 and 2010, the predecessor had notes receivable from officers, directors and employees of $1.2 million and $1.8 million, respectively, plus accrued interest of $0.1 million and $0.2 million, respectively. The notes mature at the earlier of the date upon which the predecessor or any successor to the predecessor registers any class of its membership units under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”); is required to file periodic reports under Section 15(d) of the Exchange Act; the date a registration statement filed under the Securities Act of 1933 is declared effective; or April 2, 2013 for Mid-Con Energy I, LLC units and June 15, 2016 for Mid-Con Energy II, LLC units. The stated annual interest rate on all notes is 6%. Interest is compounded annually. All accrued and unpaid interest on the notes is due and payable at maturity. All such notes receivable were originally issued in conjunction with purchases of the predecessor’s membership units by the predecessor’s officers, directors and employees. Performance of the predecessor’s officers, directors and employees obligations under these notes is secured by security interests granted by each of them to the predecessor in all of the membership units purchased. Additionally, the predecessor has full recourse against the assets of the predecessor’s officers, directors and employees for collection of amounts due upon the occurrence of a default that is not remedied.

Mid-Con Energy I, LLC and Mid-Con Energy II, LLC
Notes to Combined Financial Statements
December 31, 2009 and 2010—(continued)

7.	Debt

Debt at December 31, 2009 and 2010 consisted of the following:

	December 31,
	2009	2010
	(in thousands)
Revolving credit facilities	$—	$5,260
Term loan	337	253

	337	5,513
Less: Current portion	94	5,354

Long-term debt	$243	$159

The predecessor has borrowing capacity of $17 million under two revolving credit facilities with a financial institution. The total borrowing base is also $17 million, re-determined semi-annually based on the predecessor’s oil and natural gas reserves. Interest is payable monthly and charged at LIBOR, at the financial institution’s prime rate, or 4.0%, whichever is greatest. The predecessor’s oil properties located in southern Oklahoma are pledged as security under the agreements. The predecessor had approximately $5.3 million borrowed against the lines of credit at December 31, 2010. There were no outstanding letters of credit as of December 31, 2010. The predecessor had no outstanding borrowings and no outstanding letters of credit at December 31, 2009. The revolving credit facility matures at December 31, 2011.

During 2009, the predecessor entered into a variable rate term loan for approximately $350,000. The loan bears interest at New York Prime Rate (3.25% at December 31, 2010) and matures on October 9, 2013. Payments due on the term loan are approximately $87,000 in 2011, $90,000 in 2012 and $76,000 in 2013.

8.	Credit Risk

Financial instruments which potentially subject the predecessor to credit risk consist principally of cash balances, accounts receivable and derivative financial instruments. The predecessor maintains cash and cash equivalents in bank deposit accounts which, at times, may exceed the federally insured limits. The predecessor has not experienced any significant losses from such investments.

For the six months ended December 31, 2009, purchases by a subsidiary of Sunoco Logistics Partners L.P. (“Sunoco Logistics”), ScissorTail Energy, LLC and Teppco Crude Oil, LLC accounted for 78%, 11% and 5%, respectively of the predecessor’s total sales revenues. These purchasers represented 74%, 12% and 3%, respectively, of the outstanding oil and natural gas accounts receivable for the six months ended December 31, 2009.

For the year ended December 31, 2010, purchases by Sunoco Logistics, ScissorTail Energy, LLC and Teppco Crude Oil, LLC accounted for 76%, 8% and 5%, respectively of the predecessor’s total sales revenues. These purchasers represented 83%, 9% and 6%, respectively, of the outstanding oil and natural gas accounts receivable for the year ended December 31, 2010.

Management believes that the loss of any one purchaser would not have an adverse effect on the ability of the predecessor to sell its oil and gas production because management believes market conditions are such that the predecessors could sell to other purchasers at market-based

Mid-Con Energy I, LLC and Mid-Con Energy II, LLC
Notes to Combined Financial Statements
December 31, 2009 and 2010—(continued)

prices. The predecessor has not experienced any significant losses due to uncollectible accounts receivable from these purchasers.

9.	Commitments and Contingencies

In the normal course of business, the predecessor enters into contracts that contain a variety of representations and warranties and provide general indemnifications. The predecessor’s maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the predecessor that have not yet occurred. The predecessor does not expect to suffer any material losses in connection with these contracts.

Various federal, state and local laws and regulations covering, among other things, the release of waste materials into the environment and state and local taxes affect the predecessor’s operations and costs. Management believes the predecessor is in substantial compliance with applicable federal, state and local laws, and management expects that the ultimate resolution of any claims or legal proceedings instituted against the predecessor will not have a material effect on its financial position or results of operations.

The predecessor is party to a non-cancelable operating lease for office space for its office in Tulsa, Oklahoma. Rent expense was approximately $0.1 million and $0.2 million for the periods ended December 31, 2009 and 2010. Future minimum lease commitments under this lease at December 31, 2010, are approximately $90,000 per year in 2011 and 2012.

10.	Defined Contribution Plans

The predecessor maintains a 401(k) contribution plan (the “Plan”). Employees must be 21 years of age or older and have worked for 90 days to be eligible to participate. Employees may contribute 15% of their compensation up to the annual IRS limitation. The predecessor makes contributions of 3% of an employee’s pay and employees are 100% vested at all times. For the period from inception (July 1, 2009) to December 31, 2009, and the year ended December 31, 2010, the predecessor contributed approximately $44,000 and $107,000, respectively, to the Plan.

11.	Supplemental Oil and Gas Disclosures

Costs Incurred in Oil and Gas Property Acquisition, Exploration and Development Activities

Costs incurred in the acquisition and development of oil and gas assets are presented below for the period from inception (July 1, 2009) through December 31, 2009 and for the year ended December 31, 2010 (in thousands):

	2009	2010
	(in thousands)

Property acquisition costs:
Proved	$642	$6,483
Unproved	4	1
Exploration	—	912
Development	3,099	16,843
Asset retirement obligations	101	353

Total costs incurred	$3,846	$24,592

Mid-Con Energy I, LLC and Mid-Con Energy II, LLC
Notes to Combined Financial Statements
December 31, 2009 and 2010—(continued)

Net Proved Oil and Gas Reserves—(Unaudited)

The predecessor’s proved oil and gas reserves as of December 31, 2009 were prepared by the predecessor’s reservoir engineers. The predecessor’s proved oil and gas reserves as of December 31, 2010 were audited by Cawley, Gillespie & Associates, Inc., independent third party petroleum consultants. In accordance with the updated SEC regulations, reserves at December 31, 2010 and 2009 were estimated using the unweighted arithmetic average first-day-of-the-month price for the preceding 12—month period for oil and natural gas. Reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of producing oil and natural gas properties. Accordingly, the estimates are expected to change as future information becomes available. An analysis of the change in estimated quantities of oil and gas reserves, all of which are located within the United States, for the period from inception (July 1, 2009) through December 31, 2009 and for the year ended December 31, 2010, are as follows:

	Period from Inception (July 1, 2009)
	to December 31, 2009
	Oil	Gas
	(MBbls)	(MMcf)	MBoe

Proved developed and undeveloped reserves:
Beginning of period	4,868	916	5,021
Revisions of previous estimates	1,293	29	1,298
Extensions, discoveries and other additions	113	4	114
Purchases of minerals in place	12	—	12
Production	(87)	(140)	(110)

End of period	6,199	809	6,335

Proved developed reserves:
Beginning of period	2,489	834	2,628
End of period	2,513	809	2,649
Proved undeveloped reserves:
Beginning of period	2,379	82	2,393
End of period	3,686	—	3,686

Mid-Con Energy I, LLC and Mid-Con Energy II, LLC
Notes to Combined Financial Statements
December 31, 2009 and 2010—(continued)

	Year Ended
	December 31, 2010
	Oil	Gas
	(MBbls)	(MMcf)	MBoe

Proved developed and undeveloped reserves:
Beginning of year	6,199	809	6,335
Revisions of previous estimates	(469)	728	(347)
Extensions, discoveries and other additions	765	—	765
Purchases of minerals in place	740	—	740
Production	(228)	(191)	(260)

End of year	7,007	1,346	7,231

Proved developed reserves:
Beginning of year	2,513	809	2,649
End of year	3,601	1,346	3,825
Proved undeveloped reserves:
Beginning of year	3,686	—	3,686
End of year	3,406	—	3,406

The tables above include changes in estimated quantities of oil and natural gas reserves shown in MBoe equivalents at a rate of six Mcf per Boe.

The change in quantities of proved reserves during the period from July 1, 2009 through December 31, 2010 is due to (i) increases in oil prices during this time period, (ii) acquisitions of third party interests in existing waterflood units, (iii) infill drilling in our Battle Springs and Highlands waterflood units which resulted in an upward revision of oil in place and therefore recoverable reserves, and (iv) production responses from our existing waterflood units that exceeded earlier projections.

Estimates of economically recoverable oil and natural gas reserves and of future net revenues are based upon a number of variable factors and assumptions, all of which are to some degree subjective and may vary considerably from actual results. Therefore, actual production, revenues, development and operating expenditures may not occur as estimated. The reserve data are estimates only, are subject to many uncertainties and are based on data gained from production histories and on assumptions as to geologic formations and other matters. Actual quantities of oil and natural gas may differ materially from the amounts estimated.

Standardized Measure of Discounted Future Net Cash Flow—(Unaudited)

The estimates of future cash flow and future production and development costs as of December 31, 2010 and 2009 are based on the unweighted arithmetic average first-day-of-the-month price for the preceding 12-month period. Estimated future production of proved reserves and estimated future production and development costs of proved reserves are based on current costs and economic conditions. No future income tax expenses are computed because the predecessor entities are pass-through entities for federal income tax purposes. Prices used were $61.18 and $79.43 per Bbl of oil and $3.83 and $4.37 per Mcf of natural gas for December 31, 2009 and 2010, respectively. These prices were adjusted by lease for quality, transportation fees, location differentials, marketing bonuses or deductions or other factors affecting the price received at the wellhead. Average adjusted prices used were $54.92 and $74.26 per Bbl of oil and

Mid-Con Energy I, LLC and Mid-Con Energy II, LLC
Notes to Combined Financial Statements
December 31, 2009 and 2010—(continued)

$3.91 and $7.36 per Mcf of natural gas for December 31, 2009 and 2010, respectively. Adjusted natural gas price includes the sale of associated natural gas liquids. All wellhead prices are held flat over the life of the properties for all reserve categories. The estimated future net cash flow is then discounted at a rate of 10%.

The standardized measure of discounted future net cash flow does not purport to be, nor should it be interpreted to represent, the fair market value of the proved oil and natural gas reserves of the predecessor. An estimate of fair value would take into account, among other things, the recovery of reserves not presently classified as proved, the value of unproved properties, and consideration of expected future economic and operating conditions. The disclosures shown are based on estimates of proved reserve quantities and future production schedules which are inherently imprecise and subject to revision, and the 10% discount rate is arbitrary. In addition, costs and prices as of the measurement date are used in the determinations, and no value may be assigned to probable or possible reserves.

The standardized measure of discounted future net cash flow relating to proved oil and natural gas reserves is as follows at December 31:

	2009	2010
	(in thousands)

Future cash inflows	$343,595	$529,309
Future production costs	(109,344)	(152,913)
Future development costs	(26,447)	(26,802)

Future net cash flow	207,804	349,594
10% discount for estimated timing of cash flow	(102,004)	(165,932)

Standardized measure of discounted future net cash flow	$105,800	$183,662

In the foregoing determination of future cash inflows, sales prices used for oil and natural gas for December 31, 2010 and 2009 were estimated using the average price during the 12-month period, determined as the unweighted arithmetic average of the first-day-of-the-month price for each month in such period. Future costs of developing and producing the proved oil and reserves reported at the end of each year shown were based on costs determined at each such year-end, assuming the continuation of existing economic conditions.

Mid-Con Energy I, LLC and Mid-Con Energy II, LLC
Notes to Combined Financial Statements
December 31, 2009 and 2010—(continued)

Changes in the standardized measure of discounted future net cash flow relating to proved oil and gas reserves for the periods form inception (July 1, 2009) to December 31, 2009 and for the year ended December 31, 2010 are as follows:

	2009	2010
	(in thousands)

Standardized measure of discounted future net cash flow, beginning of period	$77,880	$105,800
Changes in the year resulting from:
Sales, less production costs	(3,772)	(11,212)
Revisions of previous quantity estimates	24,394	(9,278)
Extensions, discoveries and improved recovery	280	16,562
Net change in prices and production costs	(16,860)	44,773
Net change in income taxes	36,447	—
Changes in estimated future development costs	(11,081)	(2,170)
Previously estimated development costs incurred during the period	2,212	9,242
Purchases of minerals in place	161	22,330
Accretion of discount	11,433	10,580
Timing differences and other	(15,294)	(2,965)

Standardized measure of discounted future net cash flow, end of year	$105,800	$183,662

12.	Restatement

During September 2011, our auditors identified mathematical errors that existed in the calculation of depreciation, depletion and amortization and impairment of proved oil and gas properties for all periods prior to 2011. Our auditors also determined that a clerical error resulted in expensing of certain geological and geophysical costs by Mid-Con Energy I, LLC in the six months ended December 31, 2009, that had previously been expensed by the predecessor, Mid-Con Energy Corporation, during the fiscal year ended June 30, 2009.

Management has restated the combined financial statements to correct these errors. The following tables reflect the impact of the restatement on the predecessor’s combined balance sheets at December 31, 2009 and 2010 and the predecessor’s combined statements of operations

Mid-Con Energy I, LLC and Mid-Con Energy II, LLC
Notes to Combined Financial Statements
December 31, 2009 and 2010—(continued)

and cash flow for the periods from inception (July 1, 2009) to December 31, 2009 and for the year ended December 31, 2010:

	December 31, 2009
	As Previously
	Reported	Adjustments	As Restated
	(in thousands)

Combined Balance Sheet:
Proved oil and gas properties	$37,523	$(454)	$37,069
Accumulated depreciation, depletion and amortization	(2,677)	(49)	(2,726)
Total property and equipment, net	36,725	(503)	36,222
Total assets	40,999	(503)	40,496
Contributed capital	47,083	(10)	47,073
Accumulated deficit	(8,603)	(493)	(9,096)
Total members’ equity	37,282	(503)	36,779
Total liabilities and members’ equity	40,999	(503)	40,496

	December 31, 2010
	As Previously
	Reported	Adjustments	As Restated
	(in thousands)

Combined Balance Sheet:
Proved oil and gas properties	$57,873	$(509)	$57,364
Accumulated depreciation, depletion and amortization	(8,795)	317	(8,478)
Total property and equipment, net	51,848	(192)	51,656
Total assets	57,059	(192)	56,867
Contributed capital	52,933	(10)	52,923
Accumulated deficit	(7,836)	(182)	(8,018)
Total members’ equity	43,264	(192)	43,072
Total liabilities and members’ equity	57,059	(192)	56,867

	Period from Inception (July 1, 2009) to December 31, 2009
	As Previously
	Reported	Adjustments	As Restated
	(in thousands)

Combined Statement of Operations:
Geological and geophysical expense	$979	$(979)	$—
Depreciation, depletion and amortization	2,503	49	2,552
Impairment of proved oil and gas properties	7,785	1,423	9,208
Total operating costs and expenses	14,729	493	15,222
Loss from operations	(8,754)	(493)	(9,247)
Net loss	(8,603)	(493)	(9,096)

Mid-Con Energy I, LLC and Mid-Con Energy II, LLC
Notes to Combined Financial Statements
December 31, 2009 and 2010—(continued)

	Year Ended December 31, 2010
	As Previously
	Reported	Adjustments	As Restated
	(in thousands)

Combined Statement of Operations:
Depreciation, depletion and amortization	$6,217	$(366)	$5,851
Impairment of proved oil and gas properties	1,831	55	1,886
Total operating costs and expenses	18,028	(311)	17,717
Loss from operations	(554)	311	(243)
Net income	767	311	1,078

	Period from Inception (July 1, 2009) to December 31, 2009
	As Previously
	Reported	Adjustments	As Restated
	(in thousands)

Combined Statement of Cash Flow:
Net loss	$(8,603)	$(493)	$(9,096)
Depreciation, depletion and amortization	2,503	49	2,552
Impairment of proved oil and gas properties	7,785	1,423	9,208
Net cash provided by (used in) operating activities	(14)	979	965
Additions to oil and gas properties	(2,660)	(979)	(3,639)
Net cash used in investing activities	(4,039)	(979)	(5,018)

	Year Ended December 31, 2010
	As Previously
	Reported	Adjustments	As Restated
	(in thousands)

Combined Statement of Cash Flow:
Net income	$767	$311	$1,078
Depreciation, depletion and amortization	6,217	(366)	5,851
Impairment of proved oil and gas properties	1,831	55	1,886

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Mid-Con Energy GP, LLC

We have audited the accompanying consolidated statements of operations, stockholders’ equity and cash flow of Mid-Con Energy Corporation (a Delaware corporation), and subsidiaries for the years ended June 30, 2008 and 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flow of Mid-Con Energy Corporation and subsidiaries for the years ended June 30, 2008 and 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 12, the accompanying financial statements have been restated to correct misstatements.

/s/  GRANT THORNTON LLP

Tulsa, Oklahoma
August 12, 2011, except for Note 12, as to which the date is October 5, 2011

Mid-Con Energy Corporation and Subsidiaries

Consolidated Statements of Operations

	Year Ended June 30,
	2008	2009
	(in thousands)
	(as restated, see Note 12)

Revenues:
Oil sales	$13,667	$10,246
Natural gas sales	618	2,172
Realized loss on derivatives, net	(804)	(669)
Unrealized gain (loss) on derivatives, net	(2,035)	1,679

Total revenues	11,446	13,428

Operating costs and expenses:
Lease operating expenses	5,005	5,369
Oil and gas production taxes	946	631
Geological and geophysical	1,296	507
Depreciation, depletion and amortization	1,599	2,293
Accretion of discount on asset retirement obligations	56	78
General and administrative	1,871	1,767

Total operating costs and expenses	10,773	10,645

Income from operations	673	2,783

Other income (expense):
Interest income and other	115	119
Interest expense	(3)	(93)
Other revenue and expense, net	108	298

Total other income (expense)	220	324

Income before income taxes	893	3,107

Income tax (expense) benefit:
Current	—	(625)
Deferred	(261)	502

Total income tax (expense) benefit	(261)	(123)

Net income	$632	$2,984

The accompanying notes are an integral part of these consolidated financial statements.

Mid-Con Energy Corporation and Subsidiaries

Consolidated Statements of Stockholders’ Equity
(as restated, see Note 12)

						Notes
						Receivable
						from
						Officers,			Retained
	Series A				Additional	Director			Earnings	Total
	Preferred Stock		Common Stock		Paid-In	and	Treasury Stock		(Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Employees	Shares	Amount	Deficit)	Equity
	(in thousands)

Balance at June 30, 2007	282	$3	344	$3	$28,021	$(394)	—	$—	$(445)	$27,188
Stock issuance	—	—	3	—	26	(25)	—	—	—	1
Stock repurchase	—	—	—	—	—	—	—	(4)	—	(4)
Excess tax expense for restricted stock grants	—	—	—	—	21	—	—	—	—	21
Net income	—	—	—	—	—	—	—	—	632	632

Balance at June 30, 2008	282	3	347	3	28,068	(419)	—	(4)	187	27,838
Stock issuance	50	—	72	1	5,165	(156)	—	—	—	5,010
Stock repurchase	—	—	—	—	—	19	3	(38)	—	(19)
Net income	—	—	—	—	—	—	—	—	2,984	2,984

Balance at June 30, 2009	332	$3	419	$4	$33,233	$(556)	3	$(42)	$3,171	$35,813

The accompanying notes are an integral part of these consolidated financial statements.

Mid-Con Energy Corporation and Subsidiaries

Consolidated Statements of Cash Flow

	For the Year Ended June 30,
	2008	2009
	(in thousands)
	(as restated, see Note 12)

Cash Flow From Operating Activities:
Net income	$632	$2,984
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization	1,599	2,293
Accretion of discount on asset retirement obligations	56	78
Bad debt expense	159	—
Unrealized (gain) loss on derivatives, net	2,035	(1,679)
Gain on sale of assets	—	(1)
Deferred income taxes	261	(502)
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(1,255)	373
Prepaids and other	(20)	21
Other assets	(125)	(54)
Inventory	—	(299)
Accounts payable	555	(549)
Accrued liabilities	88	664
Revenue payable	82	(140)
Advance billings and other	154	7,978
Derivative financial instruments	—	(232)

Net cash provided by operating activities	4,221	10,935

Cash Flow From Investing Activities:
Additions to oil and natural gas properties	(5,555)	(11,008)
Additions to other property and equipment	(235)	(360)
Acquisitions of oil and natural gas properties	(1,856)	(1,080)

Net cash used in investing activities	(7,646)	(12,448)

Cash Flow From Financing Activities:
Proceeds from credit facilities	300	12,635
Payments on credit facilities	(150)	(12,785)
Purchase of treasury stock	(4)	(19)
Proceeds from issuance of common and Series A preferred stock	1	5,010

Net cash provided by financing activities	147	4,841

Net (decrease) increase in cash and cash equivalents	(3,278)	3,328
Beginning Cash and Cash Equivalents	3,427	149

Ending Cash and Cash Equivalents	$149	$3,477

Supplemental Cash Flow Information:
Cash paid for interest	$3	$96

Non-Cash Investing and Financing Activities:
Accrued capital expenditures—oil and gas properties	$308	$2

Notes receivable from officers, directors and employees	$25	$137

The accompanying notes are an integral part of these consolidated financial statements.

Mid-Con Energy Corporation and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2008 and 2009

1.	Organization and Nature of Operations

Mid-Con Energy Corporation (collectively, with its subsidiaries, the “Corporation”) is a Delaware corporation formed on July 1, 2004. The Corporation’s principal business is the acquisition, development and production of existing oil and natural gas properties in the Mid-Continent region of the United States. The Corporation uses secondary oil recovery techniques, such as waterflooding to increase production from mature fields. The Corporation’s wholly owned subsidiaries are RDT Properties, Inc. (“RDT”) and ME3 Oilfield Service, LLC (“ME3”). RDT is the sole operator of mineral properties owned by the Corporation and ME3 provides oil field construction and maintenance services, as well as oil and water transportation services, to the Corporation and to third parties.

On June 30, 2009, the Corporation and its subsidiaries, reorganized to form two separate companies, Mid-Con Energy I, LLC and Mid-Con Energy II, LLC (collectively, the “predecessor”). As a result of this reorganization, the mineral properties were transferred to the predecessor, along with the related accounts receivable, accounts payable and cash. RDT and ME3 were transferred to Mid-Con Energy II, LLC. The reorganization also resulted in issuance of notes receivable from certain officers, director and shareholders, for the purchase of ownership units. See further discussion of these notes receivable in Note 5.

In connection with the closing of the initial public offering of common units of Mid-Con Energy Partners, LP (the “Partnership”), the predecessor will merge with and into a wholly owned subsidiary of the Partnership in exchange for a combination of common units issued and cash consideration paid to the predecessor’s owners.

2.	Summary of Significant Accounting Policies

Basis of presentation and principles of consolidation

The accompanying consolidated financial statements were derived from the historical accounting records of the Corporation and its wholly owned subsidiaries, RDT and ME3, and reflect the historical results of operations and cash flow for the periods described herein. All intercompany transactions and account balances have been eliminated. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Corporation operates oil and natural gas properties as one business segment: the exploration, development and production of oil and natural gas. The Corporation’s management evaluates performance based on one business segment as there are not different economic environments within the operation of the oil and natural gas properties.

Use of estimates

Preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. Depletion of oil and gas properties is determined using estimates of proved oil and gas reserves. There are numerous uncertainties inherent in the estimation of quantities of proved reserves and in the projection of future rates of production and the timing of development expenditures. Similarly, evaluations for impairment of proved and unproved oil and gas properties are subject to numerous uncertainties including, among others, estimates of future recoverable reserves and commodity price outlooks. Other significant estimates include, but are

Mid-Con Energy Corporation and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2008 and 2009 — (continued)

not limited to, asset retirement obligations, fair value of business combinations and fair value of derivative financial instruments.

Cash and cash equivalents

The Corporation considers all cash on hand, depository accounts held by banks and money market accounts with an original maturity of three months or less to be cash equivalents.

Accounts receivable

The Corporation sells oil and natural gas to various customers and participates with other parties in the drilling, completion and operation of oil and gas wells. The Corporation’s oil and gas sales receivables and joint interest receivables related to these operations are generally unsecured. Accounts receivable for joint interest billings are recorded as amounts billed to customers less an allowance for doubtful accounts. Amounts are considered past due after 30 days. The Corporation determines joint interest operations accounts receivable allowances based on management’s assessment of the creditworthiness of the joint interest owners and the Corporation’s ability to realize the receivables through netting of anticipated future production revenues. The Corporation had bad debt expense of $0.2 million for the year ended June 30, 2008 and there were no provisions for bad debts or write-offs of accounts receivable for the year then ended June 30, 2009.

Revenue recognition

The Corporation uses the sales method of accounting for crude oil and natural gas revenues. Under this method, revenues are recognized based on the Corporation’s share of actual proceeds from oil and gas sold to purchasers. Natural gas revenues would not have been significantly altered for the period presented had the entitlements method of recognizing natural gas revenues been utilized. If reserves are not sufficient to recover natural gas overtake positions, a liability is recorded. The Corporation had no significant natural gas imbalances at June 30, 2008 or 2009.

Oil and natural gas properties

The Corporation utilized the successful efforts method of accounting for its oil and gas properties. Under this method all costs associated with productive wells and nonproductive development wells are capitalized, while nonproductive exploration costs are expensed. Capitalized costs relating to proved properties were depleted using the units-of-production method based on proved reserves on a field basis. The depreciation of capitalized production equipment was based on the units-of-production method using proved developed reserves on a field basis. The Corporation had no exploratory wells in progress and no capitalized exploratory well costs pending determination of reserves at June 30, 2008 and 2009.

Capitalized costs of individual properties abandoned or retired are charged to accumulated depletion, depreciation and amortization. Proceeds from sales of individual properties are credited to property costs. No gain or loss is recognized until the entire amortization base (field) is sold or abandoned.

Costs of significant nonproducing properties and wells in the process of being drilled are excluded from depletion until such time as the proved reserves are established or impairment is determined. Costs of significant development projects are excluded from depreciation until the related project is completed. The Corporation capitalizes interest, if debt is outstanding, on expenditures for significant development projects until such projects are ready for their intended use. The Corporation did not capitalize any interest for the years ended June 30, 2008 and 2009.

Mid-Con Energy Corporation and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2008 and 2009 — (continued)

The Corporation reviewed its long-lived assets to be held and used, including proved oil and gas properties accounted for under the successful efforts method of accounting, whenever events or circumstances indicated that the carrying value of those assets may not be recoverable. The impairment provision is based on the excess of carrying value over fair value. Fair value is defined as the present value of the estimated future net revenues from production of total proved and risk-adjusted probable and possible oil and gas reserves over the economic life of the reserves, based on the Corporation’s expectations of future oil and gas prices and costs. The Corporation reviews its oil and gas properties by amortization base (field) or by individual well for those wells not constituting part of an amortization base. The Corporation did not recognize any impairments of proved oil and gas properties for the years ended June 30, 2008 or 2009.

Unproved oil and gas properties are each periodically assessed for impairment by comparing their costs to their estimated values on a project-by-project basis. The estimated value is affected by the results of exploration activities, future drilling plans, commodity price outlooks, planned future sales or expiration of all or a portion of leases on such projects. If the quantity of potential reserves determined by such evaluations is not sufficient to fully recover the cost invested in each project, the Corporation recognizes an impairment loss at that time. The Corporation did not have any abandonments expense for the years ended June 30, 2008 or 2009.

Other property and equipment

Other property and equipment is stated at historical cost and is comprised of software, vehicles, office equipment, and field service equipment. Costs incurred for normal repairs and maintenance are charged to expense as incurred, unless they extend the useful life of the asset. Depreciation is calculated using the straight-line method based on useful lives of the assets ranging from three to seven years and is included in the accumulated depletion, depreciation and amortization totals.

Depreciation expense related to other property and equipment for the years ended June 30, 2008 and 2009 totaled approximately $0.1 million and $0.2 million, respectively.

Asset retirement obligations

The Corporation has obligations under its lease agreements and federal regulations to remove equipment and restore land at the end of oil and natural gas production operations. These asset retirement obligations (“ARO”) are primarily associated with plugging and abandoning wells. Determining the future restoration and removal requires management to make estimates and judgments because most of the removal obligations are many years in the future and contracts and regulations often have vague descriptions of what constitutes removal. Asset removal technologies and costs are constantly changing, as are regulatory, political, environmental, safety and public relations considerations. The Corporation is required to record the fair value of a liability for an ARO in the period in which it is incurred with a corresponding increase in the carrying amount of the related long-lived asset. The Corporation typically incurs this liability upon acquiring or drilling a well. Over time, the liability is accreted each period toward its future value and the capitalized cost is depleted as a component of development costs. Upon settlement of the liability, a gain or loss is recognized to the extent the actual costs differ from the recorded liability.

Inherent to the present value calculation are numerous estimates, assumptions and judgments, including the ultimate settlement amounts, inflation factors, credit adjusted risk-free rates, timing of settlement and changes in the legal, regulatory, environmental and political environments. To the extent future revisions to these assumptions impact the present value of

Mid-Con Energy Corporation and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2008 and 2009 — (continued)

the abandonment liability, management will make corresponding adjustments to both the ARO and the related oil and natural gas property asset balance. Increases in the discounted retirement obligation liability and related oil and natural gas assets resulting from the passage of time are reflected as additional accretion and depreciation expense in the consolidated statements of operations.

Derivatives and hedging

All derivative instruments are recorded on the balance sheet as either assets or liabilities at fair value. Derivative instruments that do not meet specific hedge accounting criteria were adjusted to fair value through net income. Effective changes in the fair value of derivative instruments that are accounted for as cash flow hedges are recognized in other accumulated comprehensive income in stockholders’ equity until such time as the hedged items are recognized in net income. Ineffective portions of a derivative instrument’s change in fair value are immediately recognized in net income.

None of the Corporation’s derivatives outstanding at June 30, 2008 or 2009 or during the years ended June 30, 2008 and 2009 were designated as hedges for financial statement purposes; therefore, the adjustments to fair value are included in net income. Realized and unrealized gains and losses on derivatives are shown separately in the statement of operations and were included in cash flow from operating activities in the statement of cash flow.

Other revenue and expense, net

The Corporation receives fees for the operation of jointly-owned oil and gas properties and records such reimbursements as reductions of other revenue and expense, net. Such fees totaled $1.1 million and $1.5 million for the years ended June 30, 2008 and 2009, respectively.

Treasury stock

Treasury stock purchases are recorded at cost.  Upon reissuance, the cost of treasury stock is reduced by the average price per share of the aggregated treasury shares held. During the years ended June 30, 2008 and 2009, the Corporation did not retire any treasury stock.

Income taxes

The Corporation accounts for income taxes in accordance with the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date.

3.	Asset Retirement Obligations

The Corporation records asset retirement obligations as liabilities at the estimated present value at the related asset’s inception, with the offsetting charge to property costs. Periodic accretion of the discounted estimated liability is recorded in the statement of operations. The discounted capitalized cost is amortized to expense through the depreciation calculation over the life of the assets based on proved developed reserves.

Mid-Con Energy Corporation and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2008 and 2009 — (continued)

The Corporation’s asset retirement obligations primarily represent the estimated present value of the amount the Corporation will incur to plug, abandon and remediate its producing properties at the end of their production lives, in accordance with applicable state laws. The Corporation determined its asset retirement obligation by calculating the present value of estimated cash flow related to the liability. The following is a reconciliation of the asset retirement obligation for the years ended June 30, 2008 and 2009 (in thousands):

Asset retirement obligations at, July 1, 2007	$672
Liabilities incurred for new wells	48
Revision in estimates	174
Accretion expense	56

Asset retirement obligations at June 30, 2008	950
Liabilities incurred for new wells	70
Revision in estimates	471
Accretion expense	78

Asset retirement obligations at June 30, 2009	$1,569

4.	Derivative Financial Instruments

The Corporation is exposed to commodity price risk and considers it prudent to periodically reduce the Corporation’s exposure to cash flow variability resulting from commodity price change fluctuations. Accordingly, the Corporation enters into derivative instruments to manage their exposure to commodity price fluctuations and fluctuations in location differences between published index prices and the New York Mercantile Exchange (“NYMEX”) futures prices.

Under commodity swap agreements, one party exchanges a stream of payments over time according to specified terms with another counterparty. In a typical commodity swap agreement, the Corporation agrees to pay an adjustable or floating price tied to an agreed upon index for the oil commodity and in return receives a fixed price based on notional quantities. A collar is a combination of a put purchased by a party and a call option sold by the same party. In a typical collar transaction, if the floating price based on a market index is below the floor price, the Corporation receives from the counterparty an amount equal to this difference multiplied by the specified volume, effectively a put option. If the floating price exceeds the floor price and is less than the ceiling price, no payment is required by either party. If the floating price exceeds the ceiling price, the Corporation must pay the counterparty an amount equal to the difference multiplied by the specific quantity, effectively a call option.

The Corporation elected not to designate any positions as cash flow hedges for accounting purposes and, accordingly, recorded the net change in the mark-to-market valuation of these derivative contracts in the statement of operations.

The Corporation entered into a crude oil fixed price swap contract for the period of January 2008 through December 2008, with a notional amount of 5,000 barrels per month. The Corporation received a fixed price of $73.80 per Bbl and paid the average monthly NYMEX price. The swap was settled monthly and marked to market at each reporting date and all unrealized gains and losses were recognized in current earnings.

In May 2009, the Corporation entered into a crude oil fixed price swap contract for the period of June 2009 through December 2009, with a notional amount of 5,000 barrels per month. The Corporation receives a fixed price of $58.45 per Bbl and pays the average monthly NYMEX price.

Mid-Con Energy Corporation and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2008 and 2009 — (continued)

The swap is settled monthly, marked to market at each reporting date, and all unrealized gains and losses are recognized in current earnings.

The Corporation’s derivative contracts are secured by an agreement with one of the Corporation’s purchasers whereby the derivative counterparty can seek payment directly from the Corporation’s purchaser on the Corporation’s oil production under the contract, should the Corporation be in default of the contract.

A certain officer and stockholder of the Corporation is entitled to, or responsible for, as applicable, 10% of the receivable or payable, respectively, on the monthly settlement from or to, as applicable, the derivative counterparty.

5.	Stockholders’ Equity

Preferred stock

The Corporation is authorized to issue 332,500 shares of Series A Preferred Stock, $0.01 par value. As of June 30, 2008 and 2009, 282,085 shares and 332,500, respectively, were issued and outstanding. The Series A Preferred Stock bears a 6.00% dividend payable annually in arrears. The Corporation has the election to pay the dividend in whole or in part in cash or in additional shares of Series A Preferred Stock at a redemption value of $90.00 per share. Upon liquidation, the Series A Preferred Stock is ranked senior to all other classes of shares. Dividends in arrears at June 30, 2008 and 2009, were $4.1 million and $6.3 million, respectively.

Common stock

The Corporation is authorized to issue 450,000 shares of common stock, $0.01 par value and there were 346,525 and 418,851 shares issued and outstanding at June 30, 2008 and 2009, respectively.

Under the Mid-Con Energy Corporation 2006 Stock Incentive Plan (the “Stock Plan”), shares of the Corporation’s common stock are available for issuance to key employees and directors of the Corporation. The Stock Plan permits the granting of any or all of the following types of awards: (a) stock options, (b) stock appreciation rights, (c) restricted stock awards, (d) performance awards and (e) stock awards and other incentive awards.

The Stock Plan is administered by the Corporation’s Board of Directors (the “Board”). Subject to the terms of the Stock Plan, the Board has the authority to determine plan participants, the types and amounts of awards to be granted and the terms, conditions and provisions of awards. Options granted pursuant to the Stock Plan may, at the discretion of the Board, be either incentive stock options or non-qualified stock options. The exercise price of incentive stock options generally may not be less than the fair market value of the common stock on the date of grant and the term of the option may not exceed 10 years. Any stock appreciation rights granted under the Stock Plan gives the holder the right to receive cash in an amount equal to the difference between the fair market value of the share of common stock on the date of exercise and the exercise price. Non-vested stock under the Stock Plan will generally consist of shares which may not be disposed of by participants until certain restrictions established by the Board lapse. The Board may require a participant to pay a stipulated purchase price for each share of restricted stock. Restricted stock rights under the Stock Plan will generally represent the right to receive shares of common stock when certain restrictions, established by the Board, lapse.

Through June 30, 2008, certain officers, directors and employees purchased common stock of the Corporation for $10 per share, consisting of 25% cash and a full recourse note for the

Mid-Con Energy Corporation and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2008 and 2009 — (continued)

remaining 75%. The purchased stock is subject to a restricted period of four to six years, beginning on the date the participant began serving as an employee or director of the Corporation. During the restricted period, the individual may not sell, transfer, pledge, exchange or otherwise dispose of the common stock. The common stock vests ratably over the restricted period. All common stock immediately vests upon a change of control of the Corporation. If the individual’s employment or service to the Corporation is terminated prior to vesting, the individual has no further rights to the common stock and the Corporation has the right to repurchase any or all of the common stock.

During the year ended June 30, 2008, the Corporation issued a total of 2,575 shares of common stock to various employees for cash consideration and purchase notes in the aggregate principal amount of $25,750 and the Corporation repurchased 361 shares of its common stock for an aggregate purchase price of $3,614, none of which was retired during the year and all of which are held in treasury.

On October 31, 2008, the Corporation completed an offering of 50,415 units (“Subscribed Units”) to an investor at a price of $100.00 per unit for aggregate consideration of $5.0 million. Each Subscribed Unit consists of one share of common stock, par value $0.01 per share, of the Corporation and one share of Series A Preferred Stock.

During the year ended June 30, 2009, the Corporation issued a total of 10,797 common shares to various employees for cash consideration of $27,285 and purchase notes in the aggregate principal amount of $80,685. The Corporation repurchased 2,933 shares of its common stock for an aggregate purchase price of $37,928, none of which was retired during the year and all of which are held in treasury.

Notes receivable from officers, director and employees

In the aggregate, at June 30, 2008 and 2009, the Corporation had notes receivable from officers, a director and employees totaling $0.4 million and $0.6 million, respectively, including accrued interest. The maturity date of the notes is defined as the earlier of the date upon which the Corporation or any successor to the Corporation registers any class of its stock under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”); is required to file periodic reports under Section 15(d) of the Exchange Act, the date a registration statement filed under the Securities Act of 1933 is declared effective; or July 28, 2011. The stated annual interest rate on all notes is 6.00%. Interest is compounded annually. All accrued and unpaid interest on the notes is due and payable at maturity. All such notes receivable were originally issued in conjunction with purchases of the Corporation’s common stock by the officers, employees and a director. Performance of the officers’ and director’s obligations under these notes is secured by security interests granted by each of the officers and director to the Corporation in all of the common stock purchased. Additionally, the Corporation has full recourse against the assets of the officers and director for collection of amounts due upon the occurrence of a default that was not remedied.

LLC conversion

As described in Note 1, on June 30, 2009, the Corporation and its subsidiaries reorganized to form the predecessor. Upon formation of Mid-Con Energy I, LLC each holder of Preferred Stock, Common Stock and Restricted Common Stock of Mid-Con Energy Corporation received an equal number of Class A Units, Class B units and Class C units, respectively, in Mid-Con Energy I, LLC.

Mid-Con Energy Corporation and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2008 and 2009 — (continued)

6.	Debt

The Corporation has a $10 million revolving credit facility with a financial institution. The borrowing base is $5 million, re-determined annually based on the Corporation’s oil and natural gas reserves. Interest is payable monthly and charged at LIBOR plus 2.75% or the financial institution’s prime rate. All of the Corporation’s oil and natural gas properties are pledged as security under the agreement. The Corporation did not have any outstanding borrowings at June 30, 2009, but had $0.2 million in outstanding borrowings and $25,000 in letters of credit as of June 30, 2008. The revolving credit facility matures at the end of each fiscal year ending June 30.

7.	Income Taxes

The Corporation and its subsidiaries file consolidated United States federal and state income tax returns. The tax returns and the amount of taxable income or loss reflected thereon are subject to examination by United States federal and state taxing authorities. An estimated tax payment of $0.6 million was made for the year ended June 30, 2009. There were no current or estimated tax payment made for the year ended June 30, 2008.

The reconciliation between the tax benefit (expense) computed by multiplying pretax income by the U.S. federal statutory rate and the reported amounts of income tax benefit (expense) for the period ended June 30 is as follows:

	2008	2009
	(as restated,
	see Note 12)

U.S. federal statutory income tax rate	34.0%	34.0%
State income taxes	4.0%	4.0%
Percentage depletion in excess of tax basis	(11.3)%	(32.7)%
Non-deductible permanent differences	0.9%	(1.0)%
Other	1.6%	(0.3)%

	29.2%	4.0%

8.	Credit Risk

Financial instruments which potentially subject the Corporation to credit risk consisted principally of cash balances, accounts receivable and derivative financial instruments. The Corporation maintains cash and cash equivalents in bank deposit accounts which, at times, may have exceed the federally insured limits. The Corporation has not experienced any significant losses from such investments.

For the year ended June 30, 2008, purchases by a subsidiary of Sunoco Logistics Partners L.P. (“Sunoco Logistics”), Teppco Crude Oil, LLC and High Sierra Crude Oil and Marketing, LLC accounted for 53%, 14% and 9%, respectively of the Corporation’s total sales revenues.

For the year ended June 30, 2009, purchases by Sunoco Logistics, ScissorTail Energy, LLC and Teppco Crude Oil, LLC accounted for 69%, 16% and 5% of the Corporation’s total sales revenues.

Management believes that the loss of any one purchaser would not have an adverse effect on the ability of the predecessor to sell its oil and gas production because management believes market conditions are such that other purchasers would be willing to buy from the predecessor

Mid-Con Energy Corporation and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2008 and 2009 — (continued)

at market based prices. The predecessor has not experienced any significant losses due to uncollectible accounts receivable from the purchasers.

9.	Commitments and Contingencies

In the normal course of business, the Corporation enters into contracts that contain a variety of representations and warranties and provide general indemnifications. The Corporation’s maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Corporation that have not yet occurred. The Corporation does not expect to suffer any material losses in connection with these contracts.

Various federal, state and local laws and regulations covering, among other things, the release of waste materials into the environment and state and local taxes affect the Corporation’s operations and costs. Management believes the Corporation is in substantial compliance with applicable federal, state and local laws, and management expects that the ultimate resolution of any claims or legal proceedings instituted against the Corporation will not have a material effect on its financial position or results of operations.

The Corporation is a party to a non-cancelable operating lease for office space for its office in Tulsa, Oklahoma through 2012. The Corporation recognizes expense on a straight-line basis in equal amounts over the lease term. Rent expense was approximately $0.2 million for each of the years ended June 30, 2008 and 2009. Future minimum lease commitments under this lease at June 30, 2009, are approximately $0.2 million for fiscal 2010, $0.2 million for fiscal 2011 and $0.1 million for fiscal 2012.

The Corporation had an employment contract with an employee. The contract provides for an annual bonus determined upon secondary reserves identified, acquired and developed. The bonus equals $0.15 per net barrel developed for the Corporation and is paid as follows: one third upon approval of unitization, one third upon achieving payout of the project and one third upon achieving a second payout of the project. The employment contract guarantees $24,000 annually to the employee to be paid quarterly.

10.	Defined Contribution Plan

The Corporation maintains a 401(k) contribution plan (the “Plan”) for its employees. Employees must be 21 years of age or older and have worked for 90 days to be eligible to participate. All employees that were employed prior to adoption of the Plan on December 31, 2006, became an active member of the Plan as of December 31, 2006. Employees may contribute 15% of their compensation up to the annual IRS limitation. The Corporation makes contributions of 3% of an employee’s pay and employees are 100% vested at all times.

For each of the years ended June 30, 2008 and 2009, the Corporation contributed $0.1 million to the defined contribution plans.

11.	Supplemental Oil and Gas Disclosures

Costs Incurred in Oil and Gas Property Acquisition, Exploration and Development Activities

Mid-Con Energy Corporation and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2008 and 2009 — (continued)

Costs incurred in the acquisition and development of oil and gas assets are presented below for the years ended June 30:

	2008	2009
	(in thousands)

Property acquisition costs:
Proved	$1,758	$1,080
Unproved	98	—
Development	5,555	11,570
Asset retirement obligations	249	36

Total costs incurred	$7,660	$12,686

Net Proved Oil and Gas Reserves—(Unaudited)

The Corporation’s proved oil and gas reserves as of June 30, 2007, 2008 and 2009 were prepared by the Corporation’s reservoir engineers. These reserve estimates have been prepared in compliance with the rules of the United States Securities and Exchange Commission at those dates. The Corporation emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of producing oil and natural gas properties. Accordingly, the estimates are expected to change as future information becomes available. An analysis of the change in estimated quantities of oil and gas reserves, all of which are located within the United States, for the years ended June 30, are as follows:

	Year Ended June 30, 2008
	Oil	Gas
	(MBbls)	(MMcf)	MBoe

Proved developed and undeveloped reserves:
Beginning of year	4,250	228	4,288
Revisions of previous estimates	184	(27)	179
Extensions, discoveries and other additions	997	1,650	1,272
Purchases of minerals in place	53	7	54
Production	(145)	(86)	(159)

End of year	5,339	1,772	5,634

Proved developed reserves:
Beginning of year	2,108	228	2,146
End of year	2,855	976	3,018
Proved undeveloped reserves:
Beginning of year	2,142	—	2,142
End of year	2,484	796	2,616

Mid-Con Energy Corporation and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2008 and 2009 — (continued)

	Year Ended June 30, 2009
	Oil	Gas
	(MBbls)	(MMcf)	MBoe

Proved developed and undeveloped reserves:
Beginning of year	5,339	1,772	5,634
Revisions of previous estimates	(618)	(517)	(704)
Extensions, discoveries and other additions	300	2	301
Purchases of minerals in place	—	—	—
Production	(153)	(341)	(210)

End of year	4,868	916	5,021

Proved developed reserves:
Beginning of year	2,855	976	3,018
End of year	2,489	834	2,628
Proved undeveloped reserves:
Beginning of year	2,484	796	2,616
End of year	2,379	82	2,393

The tables above include changes in estimated quantities of oil and natural gas reserves shown in MBoe equivalents at a rate of six Mcf per Boe.

The quantities of proved reserves due to “Extensions, discoveries and other additions” in June 2008 were a result of the development of the Highlands Unit, Decker Unit, drilling of gas wells in the Paradigm Field in Oklahoma (a unit in our “Other” core area), and the addition of proved undeveloped drilling locations in North Dakota. During the twelve months ended June 2009, the quantities of proved reserves due to “Extensions, discoveries and other additions” were a result of the development of the Twin Forks Unit, and drilling development wells that offset the Southeast Hewitt Unit. For the twelve months ended June 2009, the “Revisions of Previous Estimates” were primarily due to significantly lower oil prices.

Estimates of economically recoverable oil and natural gas reserves and of future net revenues are based upon a number of variable factors and assumptions, all of which are to some degree subjective and may vary considerably from actual results. Therefore, actual production, revenues, development and operating expenditures may not occur as estimated. The reserve data are estimates only, are subject to many uncertainties and are based on data gained from production histories and on assumptions as to geologic formations and other matters. Actual quantities of oil and natural gas may differ materially from the amounts estimated.

Standardized Measure of Discounted Future Net Cash Flow—(Unaudited)

The estimates of future cash flow and future production and development costs as of June 30, 2008 and 2009 are based on year-end sales prices for oil and natural gas. Estimated future production of proved reserves and estimated future production and development costs of proved reserves are based on current costs and economic conditions. Future income tax expenses are computed using the appropriate year-end statutory tax rates applied to the future pretax net cash flow from proved oil and natural gas reserves, less the tax basis of the Corporation’s oil and natural gas properties. Prices used were $140.00 and $69.89 per Bbl of oil and $13.85 and $3.84 per Mcf of natural gas for June 30, 2008 and 2009, respectively. These prices were adjusted by lease for quality, transportation fees, location differentials, marketing bonuses or deductions or other factors affecting the price received at the wellhead. All wellhead prices are held flat over the life of the properties for all reserve categories. The estimated future net cash flow is then discounted at a rate of 10%.

Mid-Con Energy Corporation and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2008 and 2009 — (continued)

The standardized measure of discounted future net cash flow does not purport to be, nor should it be interpreted to represent, the fair market value of the proved oil and natural gas reserves of the Corporation. An estimate of fair value would take into account, among other things, the recovery of reserves not presently classified as proved, the value of unproved properties, and consideration of expected future economic and operating conditions. The Corporation cautions that the disclosures shown are based on estimates of proved reserve quantities and future production schedules which are inherently imprecise and subject to revision, and the 10% discount rate is arbitrary. In addition, costs and prices as of the measurement date are used in the determinations, and no value may be assigned to probable or possible reserves.

The standardized measure of discounted future net cash flow relating to proved oil and natural gas reserves is as follows at June 30:

	2008	2009
	(in thousands)

Future cash inflows	$728,296	$320,413
Future production costs	(167,642)	(101,045)
Future development costs	(17,223)	(13,673)
Future income tax expenses	(198,854)	(66,268)

Future net cash flow	344,577	139,427
10% discount for estimated timing of cash flow	(155,240)	(61,547)

Standardized measure of discounted cash flow	$189,337	$77,880

In the foregoing determination of future cash inflows, sales prices used for oil and natural gas were adjusted NYMEX prices at year end. Future costs of developing and producing the proved gas and oil reserves reported at the end of each year shown were based on costs determined at each such year end, assuming the continuation of existing economic conditions.

Changes in the standardized measure of discounted future net cash flow relating to proved oil and gas reserves are as follows:

	2008	2009
	(in thousands)

Standardized measure of discounted future net cash flow, beginning of year	$77,526	$189,337
Changes in the year resulting from:
Sales, less production costs	(8,334)	(6,418)
Revisions of previous quantity estimates	10,581	(16,928)
Extensions, discoveries and improved recovery	51,014	3,264
Net change in prices and production costs	129,894	(172,916)
Net change in income taxes	(69,207)	72,238
Changes in estimated future development costs	(6,666)	(2,795)
Previously estimated development costs incurred during the period	5,241	10,795
Accretion of discount	11,700	29,802
Timing differences and other	(12,412)	(28,499)

Standardized measure of discounted future net cash flow, end of year	$189,337	$77,880

Mid-Con Energy Corporation and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2008 and 2009 — (continued)

12.	Restatement

During September 2011, our auditors identified mathematical errors that existed in the calculation of depreciation, depletion and amortization and impairment of proved oil and gas properties for all periods prior to 2011.

Management has restated the consolidated financial statements to correct these errors. The following tables reflect the impact of the restatement on the Corporation’s consolidated statements of operations and cash flow for the years ended June 30, 2008 and 2009:

	Year Ended June 30, 2008
	As Previously
	Reported	Adjustments	As Restated
	(in thousands)

Consolidated Statement of Operations:
Depreciation, depletion and amortization	$1,786	$(187)	$1,599
Total operating costs and expenses	10,960	(187)	10,773
Income from operations	486	187	673
Income before income taxes	706	187	893
Deferred income tax expense	(194)	(67)	(261)
Total income tax expense	(194)	(67)	(261)
Net income	512	120	632

	Year Ended June 30, 2009
	As Previously
	Reported	Adjustments	As Restated
	(in thousands)

Consolidated Statement of Operations:
Depreciation, depletion and amortization	$2,802	$(509)	$2,293
Total operating costs and expenses	11,154	(509)	10,645
Income from operations	2,274	509	2,783
Income before income taxes	2,598	509	3,107
Deferred income tax benefit	686	(184)	502
Total income tax (expense) benefit	61	(184)	(123)
Net income	2,659	325	2,984

	June 30, 2007
	As Previously
	Reported	Adjustments	As Restated
	(in thousands)

Consolidated Statement of Stockholders’ Equity:
Accumulated deficit	$(619)	$174	$(445)
Total stockholders’ equity	27,014	174	27,188

Mid-Con Energy Corporation and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2008 and 2009 — (continued)

	June 30, 2008
	As Previously
	Reported	Adjustments	As Restated
	(in thousands)

Consolidated Statement of Stockholders’ Equity:
Retained earnings (accumulated deficit)	$(107)	$294	$187
Total stockholders’ equity	27,544	294	27,838

	June 30, 2009
	As Previously
	Reported	Adjustments	As Restated
	(in thousands)

Consolidated Statement of Stockholders’ Equity:
Retained earnings	$2,552	$619	$3,171
Total stockholders’ equity	35,194	619	35,813

	Year Ended June 30, 2008
	As Previously
	Reported	Adjustments	As Restated
	(in thousands)

Consolidated Statement of Cash Flow:
Net income	$512	$120	$632
Depreciation, depletion and amortization	1,786	(187)	1,599
Deferred income taxes	194	67	261

	Year Ended June 30, 2009
	As Previously
	Reported	Adjustments	As Restated
	(in thousands)

Consolidated Statement of Cash Flow:
Net income	$2,659	$325	$2,984
Depreciation, depletion and amortization	2,802	(509)	2,293
Deferred income taxes	(686)	184	(502)

APPENDIX A—FIRST AMENDED AND RESTATED AGREEMENT OF
LIMITED PARTNERSHIP OF MID-CON ENERGY PARTNERS, LP

A-1

Appendix-A
FIRST AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP
OF
MID-CON ENERGY PARTNERS, LP

A-i

A-ii

Section 14.1 Authority	A-51
Section 14.2 Procedure for Merger, Consolidation or Conversion	A-51
Section 14.3 Approval by Limited Partners	A-52
Section 14.4 Certificate of Merger	A-53
Section 14.5 Effect of Merger, Consolidation or Conversion	A-53

ARTICLE XV RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS	A-54

Section 15.1 Right to Acquire Limited Partner Interests	A-54

ARTICLE XVI GENERAL PROVISIONS	A-55

Section 16.1 Addresses and Notices; Written Communications	A-54
Section 16.2 Further Action	A-55
Section 16.3 Binding Effect	A-55
Section 16.4 Integration	A-55
Section 16.5 Creditors	A-56
Section 16.6 Waiver	A-56
Section 16.7 Third-Party Beneficiaries	A-56
Section 16.8 Counterparts	A-56
Section 16.9 Applicable Law; Forum, Venue and Jurisdiction	A-56
Section 16.10 Invalidity of Provisions	A-56
Section 16.11 Consent of Partners	A-56
Section 16.12 Facsimile Signatures	A-56

A-iii

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED
PARTNERSHIP OF MID-CON ENERGY PARTNERS, LP
     THIS FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF MID-CON ENERGY PARTNERS, LP, dated as of [•], 2011, is entered into by and between MID-CON ENERGY GP, LLC, a Delaware limited liability company, as the General Partner, and Mr. S. Craig George, as the Organizational Limited Partner, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:
ARTICLE I
DEFINITIONS
     Section 1.1 Definitions. The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.
     “Additional Book Basis” means the portion of any remaining Carrying Value of an Adjusted Property that is attributable to positive adjustments made to such Carrying Value as a result of Book-Up Events. For purposes of determining the extent that Carrying Value constitutes Additional Book Basis:
     (a) Any negative adjustment made to the Carrying Value of an Adjusted Property as a result of either a Book-Down Event or a Book-Up Event shall first be deemed to offset or decrease that portion of the Carrying Value of such Adjusted Property that is attributable to any prior positive adjustments made thereto pursuant to a Book-Up Event or Book-Down Event.
     (b) If Carrying Value that constitutes Additional Book Basis is reduced as a result of a Book-Down Event and the Carrying Value of other property is increased as a result of such Book-Down Event, an allocable portion of any such increase in Carrying Value shall be treated as Additional Book Basis; provided, however, that the amount treated as Additional Book Basis pursuant hereto as a result of such Book-Down Event shall not exceed the amount by which the Aggregate Remaining Net Positive Adjustments after such Book-Down Event exceeds the remaining Additional Book Basis attributable to all of the Partnership’s Adjusted Property after such Book-Down Event (determined without regard to the application of this clause (b) to such Book-Down Event).
     “Additional Book Basis Derivative Items” means any Book Basis Derivative Items that are computed with reference to Additional Book Basis. To the extent that the Additional Book Basis attributable to all of the Partnership’s Adjusted Property as of the beginning of any taxable period exceeds the Aggregate Remaining Net Positive Adjustments as of the beginning of such period (the “Excess Additional Book Basis”), the Additional Book Basis Derivative Items for such period shall be reduced by the amount that bears the same ratio to the amount of Additional Book Basis Derivative Items determined without regard to this sentence as the Excess Additional Book Basis bears to the Additional Book Basis as of the beginning of such period. With respect to a Disposed of Adjusted Property, the Additional Book Basis Derivative Items shall be the amount of Additional Book Basis taken into account in computing gain or loss from the disposition of such Disposed of Adjusted Property.
     “Adjusted Capital Account” means the Capital Account maintained for each Partner as of the end of each taxable period of the Partnership, (a) increased by any amounts that such Partner is obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5)) and (b) decreased by (i) the amount of all deductions in respect of depletion that, as of the end of such taxable period, are reasonably expected to be made to such Partner’s Capital Account in respect of the oil and gas properties of the Partnership Group, (ii) the amount of all losses and deductions that, as of the end of such taxable period, are reasonably expected to be allocated to such Partner in subsequent taxable periods under Sections 704(e)(2) and 706(d) of the Code and Treasury Regulation Section 1.751-1(b)(2)(ii), and (iii) the amount of all distributions that, as of the end of such taxable period, are reasonably expected to be made to such Partner in subsequent taxable periods in accordance with the terms of this Agreement or otherwise to the extent they exceed offsetting increases to such Partner’s Capital Account that are reasonably expected to occur during (or prior to) the taxable period in which such distributions are reasonably expected to be made (other than increases as a result of a minimum gain chargeback pursuant to Section 6.1(d)(i) or 6.1(d)(ii)). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation Section

1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The “Adjusted Capital Account” of a Partner in respect of any Partnership Interest shall be the amount that such Adjusted Capital Account would be if such Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such Partnership Interest was first issued.
     “Adjusted Property” means any property the Carrying Value of which has been adjusted pursuant to Section 5.5(d)(i) or 5.5(d)(ii).
     “Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question.
     “Aggregate Remaining Net Positive Adjustments” means, as of the end of any taxable period, the sum of the Remaining Net Positive Adjustments of all the Partners.
     “Agreed Allocation” means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of Section 6.1, including a Curative Allocation (if appropriate to the context in which the term “Agreed Allocation” is used).
     “Agreed Value” of any Contributed Property means the fair market value of such property at the time of contribution and in the case of an Adjusted Property, the fair market value of such Adjusted Property on the date of the revaluation event as described in Section 5.5(d), in both cases as determined by the General Partner.
     “Agreement” means this First Amended and Restated Agreement of Limited Partnership of Mid-Con Energy Partners, LP, as it may be amended, supplemented or restated from time to time.
     “Associate” means, when used to indicate a relationship with any Person, (a) any corporation or organization of which such Person is a director, officer, manager, general partner or managing member or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.
     “Available Cash” means, with respect to any Quarter ending prior to the Liquidation Date:
     (a) the sum of (i) all cash and cash equivalents of the Partnership Group (or the Partnership’s proportionate share of cash and cash equivalents in the case of Subsidiaries that are not wholly owned) on hand at the end of such Quarter and, (ii) if the General Partner so determines, all or a portion of the cash and cash equivalents on hand on the date of determination of Available Cash for such Quarter, less
     (b) the amount of any cash reserves (or the Partnership’s proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned) established by the General Partner to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures, working capital and operating expenses) subsequent to such Quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject or (iii) provide funds for distributions under Section 6.3 in respect of any one or more of the next four Quarters;
provided, however, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the General Partner so determines.
     Notwithstanding the foregoing, “Available Cash” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.
     “Board of Directors” means the board of directors, board of managers or similar governing body, as applicable, of the General Partner or, if the General Partner is a limited partnership, the board of directors, board of managers or similar governing body of the general partner of the General Partner.
     “Book Basis Derivative Items” means any item of income, deduction, gain or loss that is computed with reference to the Carrying Value of an Adjusted Property (e.g., depreciation, depletion, or gain or loss with respect to an Adjusted Property).

     “Book-Down Event” means an event that triggers a negative adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).
     “Book-Tax Disparity” means, with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for federal income tax purposes as of such date. A Partner’s share of the Partnership’s Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner’s Capital Account balance as maintained pursuant to Section 5.5 and the hypothetical balance of such Partner’s Capital Account computed as if it had been maintained strictly in accordance with federal income tax accounting principles.
     “Book-Up Event” means an event that triggers a positive adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).
     “Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the State of Texas shall not be regarded as a Business Day.
     “Capital Account” means the capital account maintained for a Partner pursuant to Section 5.5. The “Capital Account” of a Partner in respect of any Partnership Interest shall be the amount that such Capital Account would be if such Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such Partnership Interest was first issued.
     “Capital Contribution” means any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership or that is contributed or deemed contributed to the Partnership on behalf of a Partner (including, in the case of an underwritten offering of Units, the amount of any underwriting discounts or commissions).
     “Carrying Value” means (a) with respect to a Contributed Property or Adjusted Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, Simulated Depletion, amortization and cost recovery deductions charged to the Partners’ Capital Accounts in respect of such property and (b) with respect to any other Partnership property, the adjusted basis of such property for federal income tax purposes, all as of the time of determination; provided, however, that the Carrying Value of any property shall be adjusted from time to time in accordance with Section 5.5(d) and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner.
     “Cause” means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner liable for actual fraud or willful misconduct in its capacity as a general partner of the Partnership.
     “Certificate” means a certificate in such form (including global form if permitted by applicable rules and regulations) as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more Partnership Interests. The initial form of certificate approved by the General Partner for Common Units is attached as Exhibit A to this Agreement. Any modification to or replacement of such form of Certificate adopted by the General Partner shall not constitute an amendment to this Agreement.
     “Certificate of Limited Partnership” means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware as referenced in Section 7.2, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.
     “Citizenship Certification” means a properly completed certificate in such form as may be specified by the General Partner by which a Limited Partner certifies that he (and if he is a nominee holding for the account of another Person, that to the best of his knowledge such other Person) is an Eligible Citizen Holder.
     “claim” (as used in Section 7.12(c)) is defined in Section 7.12(c).
     “class” or “classes” means the classes of Units into which Partnership Interests may be classified or divided from time to time by the General Partner in its sole discretion pursuant to the provisions of this Agreement. As of the date of this Agreement, the only class is the Common Units. Subclasses within a class shall not be separate classes for purposes of this Agreement. For all purposes hereunder and under the Act, only such classes expressly established under this Agreement, including by the General Partner in accordance with this Agreement, shall be deemed to be classes of Partnership Interests or Limited Partner Interests in the Partnership.

     “Closing Date” means the closing date of the sale of the Firm Units (as such term is defined in the Underwriting Agreement) in the Initial Public Offering.
     “Closing Price” means, in respect of any class of Limited Partner Interests, as of the date of determination, the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the principal National Securities Exchange on which the respective Limited Partner Interests are listed or admitted to trading or, if such Limited Partner Interests are not listed or admitted to trading on any National Securities Exchange, the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the primary reporting system then in use in relation to such Limited Partner Interests of such class, or, if on any such day such Limited Partner Interests of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined by the General Partner.
     “Code” means the Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.
     “Combined Interest” is defined in Section 11.3(a).
     “Commission” means the United States Securities and Exchange Commission or any successor agency having jurisdiction under the Securities Act.
     “Common Unit” means a Partnership Interest representing a fractional part of the Partnership Interests of all Limited Partners and having the rights and obligations specified with respect to a Common Unit in this Agreement.
     “Conflicts Committee” means a committee of the Board of Directors composed entirely of two or more directors who (a) are not (i) officers or employees of the General Partner, (ii) officers or employees of any Affiliate of the General Partner or directors of any Affiliate of the General Partner (other than a Group Member) or (iii) holders of any ownership interest in the General Partner or any of its Affiliates, including any Group Member, other than Common Units or securities exercisable, convertible into or exchangeable for Common Units (including awards made to such director under any incentive plan to the General Partner or the Partnership) and (b) also meet the independence standards required of directors who serve on an audit committee of a board of directors established by the Securities Exchange Act and the rules and regulations of the Commission thereunder and by the National Securities Exchange on which any class of Partnership Interests is listed or admitted to trading.
     “Contributed Property” means each property, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership. Once the Carrying Value of a Contributed Property is adjusted pursuant to Section 5.5(d), such property shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.
     “Contributing Parties” means the Founders, Yorktown Funds and the Minority Members, collectively.
     “Contribution and Merger Agreement” means that certain Contribution, Conveyance, Assumption and Merger Agreement, dated as of [•], 2011, among the General Partner, the Partnership, the Operating Company, Mid-Con I, Mid-Con II and the Founders, together with the additional conveyance documents and instruments contemplated or referenced thereunder, as such may be amended, supplemented or restated from time to time.
     “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.
     “Curative Allocation” means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(d)(ix).
     “Current Market Price” means, in respect of any class of Limited Partner Interests, as of the date of determination, the average of the daily Closing Prices per Limited Partner Interest of such class for the 20 consecutive Trading Days immediately prior to such date.

     “Deferred Issuance and Distribution” means both (a) the issuance by the Partnership to the Contributing Parties of a number of additional Common Units that is equal to the excess, if any, of (x) [•] minus (y) the aggregate number, if any, of Common Units actually purchased by and issued to the Underwriters pursuant to the Over-Allotment Option on the Option Closing Date(s) and (b) the distribution by the Partnership of cash to the Contributing Parties in an amount equal to the aggregate amount of cash, if any, contributed by the Underwriters to the Partnership on or in connection with any Option Closing Date with respect to Common Units issued by the Partnership upon the applicable exercise of the Over-Allotment Option as described in Section 5.3(b), if any, in each case, pursuant to the Contribution and Merger Agreement.
     “Delaware Act” means the Delaware Revised Uniform Limited Partnership Act, 6 Del. C. Section 17-101, et. seq., as amended, supplemented or restated from time to time, and any successor to such statute.
     “Departing General Partner” means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Section 11.1 or Section 11.2.
     “Economic Risk of Loss” has the meaning set forth in Treasury Regulation Section 1.752-2(a).
     “Eligibility Certification” means a Citizenship Certification.
     “Eligible Citizen Holder” means (A) (i) a citizen of the United States; (ii) a corporation organized under the laws of the United States or of any state thereof; (iii) a public body of the United States, including a municipality of the United States; or (iv) an association of United States citizens, such as a partnership or limited liability company, organized under the laws of the United States or of any state thereof, but only if such association does not have any direct or indirect foreign ownership, other than foreign ownership of stock in a parent corporation organized under the laws of the United States or of any state thereof, and (B) a Limited Partner whose nationality, citizenship or other related status would not, in the determination of the General Partner, create a substantial risk of cancellation or forfeiture of any property in which a Group Member has an interest.
     “Eligible Holder” means an Eligible Citizen Holder.
     “Event of Withdrawal” is defined in Section 11.1(a).
     “Excess Additional Book Basis” (as used in the definition of Additional Book Basis Derivative Items) is defined in the definition of Additional Book Basis Derivative Items.
     “Founders” means Messrs. Charles R. Olmstead, S. Craig George and Jeffrey R. Olmstead, collectively.
     “General Partner” means Mid-Con Energy GP, LLC, a Delaware limited liability company, and its successors and permitted assigns that are admitted to the Partnership as general partner of the Partnership, in its capacity as general partner of the Partnership (except as the context otherwise requires).
     “General Partner Interest” means the ownership interest of the General Partner in the Partnership (in its capacity as a general partner without reference to any Limited Partner Interest held by it), which is evidenced in part by Notional General Partner Units, and includes any and all rights, powers and benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement.
     “Gross Liability Value” means, with respect to any Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i), the amount of cash that a willing assignor would pay to a willing assignee to assume such Liability in an arm’s-length transaction.
     “Group” means a Person that with or through any of its Affiliates or Associates has any contract, arrangement, understanding or relationship for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons), exercising investment power or disposing of any Partnership Interests with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Interests.
     “Group Member” means a member of the Partnership Group.
     “Group Member Agreement” means the partnership agreement of any Group Member, other than the Partnership, that is a limited or general partnership, the limited liability company agreement of any Group Member that is a limited liability company, the certificate of incorporation and bylaws or similar organizational documents of any Group Member that is a corporation, the joint venture agreement or similar governing document of any Group Member that is a joint venture and the governing or organizational or similar documents of any other Group Member that is a Person other than a limited or general partnership, limited liability company, corporation or joint venture, as such may be amended, supplemented or restated from time to time.

     “Holder” as used in Section 7.12, is defined in Section 7.12(a).
     “Indemnified Persons” is defined in Section 7.12(c).
     “Indemnitee” means (a) any General Partner, (b) any Departing General Partner, (c) any Person who is or was an Affiliate of the General Partner or any Departing General Partner, (d) any Person who is or was a manager, managing member, general partner, director, officer, employee, agent, fiduciary or trustee of any Group Member, a General Partner, any Departing General Partner or any Affiliate of a Group Member, a General Partner or a Departing General Partner, (e) any Person who is or was serving at the request of a General Partner, any Departing General Partner or any Affiliate of a Group Member, a General Partner or a Departing General Partner as an officer, director, manager, managing member, general partner, employee, agent, fiduciary or trustee of another Person owing a fiduciary duty to any Group Member; provided, however, that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services, (f) any Person who controls a General Partner or Departing General Partner and (g) any Person the General Partner in its sole discretion designates as an “Indemnitee” for purposes of this Agreement.
     “Ineligible Citizen Holder” means a Person whom the General Partner has determined does not constitute an Eligible Citizen Holder and as to whose Partnership Interest the General Partner has become the substitute Limited Partner, pursuant to Section 4.8(a).
     “Initial Common Unit” means a Common Unit issued in the Initial Public Offering.
     “Initial Limited Partners” means the Founders, the Yorktown Funds, the Minority Members, in each case, with respect to the Common Units received pursuant to Section 5.3 and upon being admitted to the Partnership in accordance with Section 10.1.
     “Initial Public Offering” means the initial public offering of Common Units by the Partnership, as described in the Registration Statement, including any Common Units issued pursuant to the exercise of the Over-Allotment Option.
     “Initial Unit Price” means (a) with respect to the Common Units, the initial public offering price per Common Unit at which the Underwriters offered the Common Units to the public for sale as set forth on the cover page of the prospectus included as part of the Registration Statement and first issued at or after the time the Registration Statement first became effective or (b) with respect to any other class or series of Units, the price per Unit at which such class or series of Units is initially sold by the Partnership, as determined by the General Partner, in each case, adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of Units.
     “Liability” means any liability or obligation of any nature, whether accrued, contingent or otherwise.
     “Limited Partner” means, unless the context otherwise requires, the Organizational Limited Partner prior to its withdrawal from the Partnership, each Initial Limited Partner, each additional Person that becomes a Limited Partner pursuant to the terms of this Agreement and any Departing General Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3, in each case, in such Person’s capacity as a limited partner of the Partnership.
     “Limited Partner Interest” means the ownership interest of a Limited Partner in the Partnership, which may be evidenced by Common Units or other Partnership Interests or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner is entitled as provided in this Agreement, together with all obligations of such Limited Partner to comply with the terms and provisions of this Agreement.
     “Liquidation Date” means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to continue the business of the Partnership and appoint a successor General Partner has expired without such an election and appointment being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

     “Liquidator” means one or more Persons selected pursuant to Section 12.3 to perform the functions described in Section 12.4 as liquidating trustee of the Partnership within the meaning of the Delaware Act.
     “Merger Agreement” is defined in Section 14.1.
     “Mid-Con I” means Mid-Con Energy I, LLC, a Delaware limited liability company, and any successors thereto.
     “Mid-Con II” means Mid-Con Energy II, LLC, a Delaware limited liability company, and any successors thereto.
     “Minority Members” means the individuals and entities, other than the Founders and the Yorktown Funds, who hold membership interests in the Mid-Con I and/or Mid-Con II.
     “National Securities Exchange” means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act (or any successor to such Section) and any other securities exchange (whether or not registered with the Commission under Section 6(a) (or successor to such Section) of the Securities Exchange Act) that the General Partner shall designate as a National Securities Exchange for purposes of this Agreement.
     “Net Agreed Value” means (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any Liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed and (b) in the case of any property distributed to a Partner by the Partnership, the Partnership’s Carrying Value of such property (as adjusted pursuant to Section 5.5(d)(ii)) at the time such property is distributed, reduced by any Liabilities either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution.
     “Net Income” means, for any taxable period, the excess, if any, of the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Income shall be determined in accordance with Section 5.5(b) and shall include Simulated Gain, but shall not include any items specially allocated under Section 6.1(d) or Section 6.1(e); provided that the determination of the items that have been specially allocated under Section 6.1(d) or Section 6.1(e) shall be made without regard to any reversal of such items under Section 6.1(d)(x).
     “Net Loss” means, for any taxable period, the excess, if any, of the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.5(b) and shall include Simulated Gain but shall not include any items specially allocated under Section 6.1(d) or Section 6.1(e); provided, however, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made without regard to any reversal of such items under Section 6.1(d)(x).
     “Net Positive Adjustments” means, with respect to any Partner, the excess, if any, of the total positive adjustments over the total negative adjustments made to the Capital Account of such Partner pursuant to Book-Up Events and Book-Down Events.
     “Net Termination Gain” means, for any taxable period, the sum, if positive, of all items of income, gain, loss or deduction (determined in accordance with Section 5.5(b)) that are (a) recognized by the Partnership (i) after the Liquidation Date or (ii) upon the sale, exchange or other disposition of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (excluding any disposition to a member of the Partnership Group), or (b) deemed recognized by the Partnership pursuant to Section 5.5(d); provided the items included in the determination of Net Termination Gain shall include Simulated Gain, but shall not include any items of income, gain or loss specially allocated under Section 6.1(d) or Section 6.1(e).
     “Net Termination Loss” means, for any taxable period, the sum, if negative, of all items of income, gain, loss or deduction (determined in accordance with Section 5.5(b)) that are (a) recognized by the Partnership (i) after the Liquidation Date or (ii) upon the sale, exchange or other disposition of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (excluding any disposition to a member of the Partnership Group), or (b) deemed recognized by the Partnership pursuant to Section 5.5(d); provided, however, that, items included in the determination of Net Termination Loss shall include Simulated

Gain, but shall not include any items of income, gain or loss specially allocated under Section 6.1(d) or Section 6.1(e).
     “Nonrecourse Built-in Gain” means, with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Section 6.2(d) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.
     “Nonrecourse Deductions” means any and all items of loss, deduction, expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code), Simulated Depletion or Simulated Loss that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.
     “Nonrecourse Liability” has the meaning set forth in Treasury Regulation Section 1.752-1(a)(2).
     “Notice of Election to Purchase” is defined in Section 15.1(b).
     “Notional General Partner Unit” means a notional unit used solely to calculate the General Partner’s Percentage Interest. Notional General Partner Units shall not constitute “Units” for any purpose of this Agreement. There shall initially be [•] Notional General Partner Units (resulting in the General Partner’s Percentage Interest being 2% after giving effect to any exercise of the Over-Allotment Option and the Deferred Issuance and Distribution). If the General Partner makes additional Capital Contributions pursuant to Section 5.2(b) to maintain its Percentage Interest, the number of Notional General Partner Units shall be increased proportionally to reflect the maintenance of such Percentage Interest.
     [“Omnibus Agreement” means the Omnibus Agreement, dated as of the Closing Date, among [the General Partner, the Partnership, the Operating Company and ________], as such may be amended, supplemented or restated from time to time.]
     “Operating Company” means Mid-Con Energy Properties, LLC, a Delaware limited liability company.
     “Opinion of Counsel” means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the General Partner.
     “Option Closing Date” means the date or dates on which any Common Units are sold by the Partnership to the Underwriters upon exercise of the Over-Allotment Option.
“Organizational Limited Partner” means Mr. S. Craig George in his capacity as the organizational limited partner of the Partnership pursuant to this Agreement.
     “Outstanding” means, with respect to Partnership Interests, all Partnership Interests that are issued by the Partnership and reflected as outstanding on the Partnership’s books and records as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 20% or more of the Partnership Interests of any class then Outstanding, none of the Partnership Interests of any class owned by such Person or Group shall be entitled to be voted on any matter or considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Partnership Interests so owned shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Partnership Interests shall not, however, be treated as a separate class of Partnership Interests for purposes of this Agreement or the Delaware Act); provided, further, that the foregoing limitation shall not apply to (i) any of the Founders, the Yorktown Funds or their respective Affiliates, (ii) any Person or Group who acquired 20% or more of the Partnership Interests of any class then Outstanding directly from the General Partner or its Affiliates (other than the Partnership), (iii) any Person or Group who acquired 20% or more of the Partnership Interests of any class then Outstanding directly or indirectly from a Person or Group described in clauses (i) or (ii) provided, that the General Partner shall have notified such Person or Group in writing that such limitation shall not apply, or (iv) any Person or Group who acquired 20% or more of any Partnership Interests issued by the Partnership if the General Partner shall have notified such Person or Group in writing that such limitation shall not apply.
     “Over-Allotment Option” means the over-allotment option granted to the Underwriters by the Partnership pursuant to the Underwriting Agreement.
     “Partner Nonrecourse Debt” has the meaning set forth in Treasury Regulation Section 1.704-2(b)(4).

     “Partner Nonrecourse Debt Minimum Gain” has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).
     “Partner Nonrecourse Deductions” means any and all items of loss, deduction, expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code), Simulated Depletion or Simulated Loss that, in accordance with the principles of Treasury Regulation Section 1.704-2(i), are attributable to a Partner Nonrecourse Debt.
     “Partners” means the General Partner and the Limited Partners.
     “Partnership” means Mid-Con Energy Partners, LP, a Delaware limited partnership.
     “Partnership Group” means the Partnership and its Subsidiaries treated as a single consolidated entity.
     “Partnership Interest” means any class or series of equity interest in the Partnership, which shall include the General Partner Interest and any Limited Partner Interests but shall exclude any options, rights, warrants, appreciation rights, tracking interests or phantom interests relating to any equity interest in the Partnership.
     “Partnership Minimum Gain” means that amount determined in accordance with the principles of Treasury Regulation Section 1.704-2(d).
     “Percentage Interest” means as of any date of determination (a) as to the General Partner, with respect to the General Partner Interest (calculated based upon a number of Notional General Partner Units), and as to any Unitholder with respect to Units, the product obtained by multiplying (i) 100% less the percentage applicable to clause (b) below by (ii) the quotient obtained by dividing (A) the number of Notional General Partner Units held by the General Partner or the number of Units held by such Unitholder, as the case may be, by (B) the total number of Outstanding Units and Notional General Partner Units, and (b) as to the holders of other Partnership Interests issued by the Partnership in accordance with Section 5.6, the percentage established as a part of such issuance.
     “Person” means an individual or a corporation, firm, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.
     “Plan of Conversion” is defined in Section 14.1.
     “Pro Rata” means (a) when used with respect to Units or any class thereof, apportioned equally among all designated Units in accordance with their relative Percentage Interests and (b) when used with respect to Partners or Record Holders, apportioned among all Partners or Record Holders in accordance with their relative Percentage Interests.
     “Purchase Date” means the date determined by the General Partner as the date for purchase of all Outstanding Limited Partner Interests of a certain class (other than Limited Partner Interests owned by the General Partner and its Affiliates) pursuant to Article XV.
     “Quarter” means, unless the context requires otherwise, a fiscal quarter of the Partnership, or, with respect to the fiscal quarter of the Partnership that includes the Closing Date, the portion of such fiscal quarter after the Closing Date.
     “Recapture Income” means any gain recognized by the Partnership (computed without regard to any adjustment required by Section 734 or Section 743 of the Code) upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.
     “Record Date” means the date established by the General Partner or otherwise in accordance with this Agreement for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.
     “Record Holder” means, (a) with respect to the Common Units or any other class of Partnership Interests for which a Transfer Agent has been appointed, the Person in whose name a Common Unit or Partnership Interest of such other class is registered on the books of the Transfer Agent as of the opening of business on a particular Business Day or, (b) with respect to other classes of Partnership Interests, the Person in whose name any such other

Partnership Interest is registered on the books that the General Partner has caused to be kept as of the opening of business on such Business Day.
     “Redeemable Interests” means any Partnership Interests for which a redemption notice has been given, and has not been withdrawn, pursuant to Section 4.9.
     “Registration Statement” means the Partnership’s Registration Statement on Form S-1 (Registration No. 333-174017) as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Public Offering.
     “Remaining Net Positive Adjustments” means, as of the end of any taxable period, (i) with respect to the Unitholders, the excess of (a) the Net Positive Adjustments of the Unitholders as of the end of such period over (b) the sum of those Partners’ Share of Additional Book Basis Derivative Items for each prior taxable period and (ii) with respect to the General Partner (as holder of the General Partner Interest), the excess of (a) the Net Positive Adjustments of the General Partner as of the end of such period over (b) the sum of the General Partner’s Share of Additional Book Basis Derivative Items with respect to the General Partner Interest for each prior taxable period.
     “Required Allocations” means any allocation of an item of income, gain, loss, deduction, Simulated Depletion or Simulated Loss pursuant to Section 6.1(d)(i), Section 6.1(d)(ii), Section 6.1(d)(iii), Section 6.1(d)(iv), Section 6.1(d)(v), Section 6.1(d)(vi), Section 6.1(d)(viii) or Section 6.1(e).
     “Securities Act” means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.
     “Securities Exchange Act” means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time and any successor to such statute.
     “Services Agreement” means the Services Agreement, dated as of the Closing Date, by and among the Partnership, the General Partner and Mid-Con Energy Operating, Inc.
     “Share of Additional Book Basis Derivative Items” means, in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (i) with respect to the Unitholders holding Limited Partner Interests, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders’ Remaining Net Positive Adjustments as of the end of such taxable period bears to the Aggregate Remaining Net Positive Adjustments as of that time and (ii) with respect to the General Partner (in respect of the Notional General Partner Units), the amount that bears the same ratio to such Additional Book Basis Derivative Items as the General Partner’s Remaining Net Positive Adjustments as of the end of such taxable period bears to the Aggregate Remaining Net Positive Adjustment as of that time.
     “Simulated Basis” means the Carrying Value of any oil and gas property (as defined in Section 614 of the Code).
     “Simulated Depletion” means, with respect to an oil and gas property (as defined in Section 614 of the Code), a depletion allowance computed in accordance with federal income tax principles (as if the Simulated Basis of the property was its adjusted tax basis) and in the manner specified in Treasury Regulation Section 1.704-1(b)(2)(iv)(k)(2). For purposes of computing Simulated Depletion with respect to any property, the Simulated Basis of such property shall be deemed to be the Carrying Value of such property, and in no event shall such allowance for Simulated Depletion, in the aggregate, exceed such Simulated Basis.
     “Simulated Gain” means the excess, if any, of the amount realized from the sale or other disposition of an oil or gas property over the Carrying Value of such property.
     “Simulated Loss” means the excess, if any, of the Carrying Value of an oil or gas property over the amount realized from the sale or other disposition of such property.
     “Special Approval” means approval by a majority of the members of the Conflicts Committee.
     “Subsidiary” means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if such Person, directly or indirectly through one or more Subsidiaries of such Person, (i) owns 50% or more of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) at the date of determination or (ii) controls such partnership at the date of determination, or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such other Person.
     “Surviving Business Entity” is defined in Section 14.2(b)(ii).
     “Trading Day” means, for the purpose of determining the Current Market Price of any class of Limited Partner Interests, a day on which the principal National Securities Exchange on which such class of Limited Partner Interests is listed or admitted to trading is open for the transaction of business or, if Limited Partner Interests of a class are not listed or admitted to trading on any National Securities Exchange, a day on which banking institutions in New York City generally are open.
     “transfer” is defined in Section 4.4(a).
     “Transfer Agent” means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as may be appointed from time to time by the General Partner to act as registrar and transfer agent for a class of Partnership Interests; provided, however, that if no Transfer Agent is specifically designated for a class of Partnership Interests, the General Partner shall act in such capacity.
     “Underwriter” means each Person named as an underwriter in the Underwriting Agreement who purchases Common Units pursuant thereto.
     “Underwriting Agreement” means the Underwriting Agreement, dated [•], 2011, among the Underwriters, the Partnership, the General Partner and the other parties thereto, providing for the purchase of Common Units by the Underwriters in the Initial Public Offering.
     “Unit” means a Partnership Interest that is designated as a “Unit” and shall include Common Units but shall not include Notional General Partner Units (or the General Partner Interest represented thereby).
     “Unitholders” means the holders of Units.
     “Unit Majority” means at least a majority of the Outstanding Common Units.
     “Unrealized Gain” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.5(d)) over (b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date).
     “Unrealized Loss” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.5(d)).
     “Unrestricted Person” means (a) each Indemnitee, (b) each Partner, (c) each Person who is or was a member, partner, director, officer, employee or agent of any Group Member, a General Partner or any Departing General Partner or any Affiliate of any Group Member, a General Partner or any Departing General Partner and (d) any Person the General Partner designates as an “Unrestricted Person” for purposes of this Agreement.
     “U.S. GAAP” means United States generally accepted accounting principles, as in effect from time to time, consistently applied.
     “Withdrawal Opinion of Counsel” is defined in Section 11.1(b).
     “Yorktown Funds” means Yorktown Energy Partners VI, L.P., Yorktown Energy Partners VII, L.P. and Yorktown Energy Partners VIII, L.P.
     Section 1.2 Construction. Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; (c) the terms “include,” “includes,” “including” or words of like import shall be deemed to be followed by the words “without limitation;” and (d) the terms “hereof,” “herein” or “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only, and shall not affect in any way the meaning or interpretation of this Agreement.
ARTICLE II
ORGANIZATION
     Section 2.1 Formation. The General Partner and the Organizational Limited Partner previously formed the Partnership as a limited partnership pursuant to the provisions of the Delaware Act and hereby amend and restate the Agreement of Limited Partnership of Mid-Con Energy Partners, LP, dated as of July 27, 2011, in its entirety. This amendment and restatement shall become effective as of the date first set forth above. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act. All Partnership Interests shall constitute personal property of the owner thereof for all purposes.
     Section 2.2 Name. The name of the Partnership shall be “Mid-Con Energy Partners, LP” The Partnership’s business may be conducted under any other name or names as determined by the General Partner, including the name of the General Partner. The words “Limited Partnership,” “LP,” “Ltd.” or similar words or letters shall be included in the Partnership’s name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner may change the name of the Partnership at any time and from time to time without the consent or approval of any Limited Partner and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.
     Section 2.3 Registered Office; Registered Agent; Principal Office; Other Offices. Unless and until changed by the General Partner, the registered office of the Partnership in the State of Delaware shall be located at 1209 Orange Street, Wilmington, New Castle County, Delaware 19801, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be The Corporation Trust Company. The principal office of the Partnership shall be located at 2431 E. 61st Street, Suite 850, Tulsa Oklahoma 74136, or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner determines to be necessary or appropriate. The address of the General Partner shall be 2431 E. 61st Street, Suite 850, Tulsa Oklahoma 74136, or such other place as the General Partner may from time to time designate by notice to the Limited Partners.
     Section 2.4 Purpose and Business. The purpose and nature of the business to be conducted by the Partnership shall be to (a) engage directly in, or enter into or form, hold and dispose of any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the General Partner, in its sole discretion, and that lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity and (b) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member; provided, however, that the General Partner shall not cause the Partnership to engage, directly or indirectly, in any business activity that the General Partner determines would be reasonably likely to cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes. To the fullest extent permitted by law, the General Partner shall have no duty (including any fiduciary duty) or obligation whatsoever to the Partnership, any Limited Partner, any Person who acquires an interest in Partnership Interests or any other Person bound by this Agreement to propose or approve the conduct by the Partnership of any business, and may, in its sole discretion, decline to propose or approve, the conduct by the Partnership of any business free of any duty (including any fiduciary duty) or obligation whatsoever to the Partnership, any Limited Partner, any Person who acquires an interest in Partnership Interests or any other Person bound by this Agreement and, in declining to so propose or approve, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity.

     Section 2.5 Powers. The Partnership shall be empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Partnership.
     Section 2.6 Term. The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue until the dissolution of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.
     Section 2.7 Title to Partnership Assets. Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more of its Affiliates or one or more nominees, as the General Partner may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more of its Affiliates or one or more nominees shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to the General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.
ARTICLE III
RIGHTS OF LIMITED PARTNERS
     Section 3.1 Limitation of Liability. The Limited Partners shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.
     Section 3.2 Management of Business. No Limited Partner, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware Act) of the Partnership’s business, transact any business in the Partnership’s name or have the power to sign documents for or otherwise bind the Partnership. Any action taken by any Affiliate of the General Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, manager, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall not, to the fullest extent permitted by law, be deemed to be participation in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) and shall not affect, impair or eliminate the limitations on the liability of the Limited Partners under this Agreement.
     Section 3.3 Outside Activities of the Limited Partners. Subject to the provisions of Section 7.5, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners, any Limited Partner shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner.
     Section 3.4 Rights of Limited Partners.
     (a) In addition to other rights provided by this Agreement or by applicable law (other than Section 17-305 of the Delaware Act, the obligation of which are to the fullest extent permitted by law expressly replaced in there entirety by the provisions of this Section 3.4(a)), and except as limited by Sections 3.4(b) and 3.4(c), each Limited Partner shall have the right, for a purpose that is reasonably related, to such Limited Partner’s interest as a Limited Partner in the Partnership, the reasonableness of which shall be determined by the General Partner in its sole discretion, upon reasonable written demand stating the purpose of such demand, and at such Limited Partner’s own expense, to obtain:
     (i) true and full information regarding the status of the business and financial condition of the Partnership (provided that the requirements of this Section 3.4(a)(i) shall be satisfied to the extent the Limited Partner is furnished the Partnership’s most recent annual report and any subsequent quarterly or periodic reports required to filed with the Commission pursuant to Section 13 of the Securities Exchange Act);
     (ii) a current list of the name and last known business, residence or mailing address of each Record Holder;
     (iii) a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto;
     (iv) such other information regarding the affairs of the Partnership as the General Partner determines in its sole discretion is just and reasonable.
     (b) To the fullest extent permitted by law, the General Partner may keep confidential from the Limited Partners, for such period of time as the General Partner deems reasonable, (i) any information that the General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the General Partner in good faith believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or its business or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this Section 3.4).
     (c) Notwithstanding any other provision of this Agreement or Section 17-305 of the Delaware Act, each of the Partners, each other Person who acquires an interest in a Partnership Interest and each other Person bound by this Agreement hereby agrees to the fullest extent permitted by law that they do not have rights to receive information from the Partnership or any Indemnitee for the purpose of determining whether to pursue litigation or assist in pending litigation against the Partnership or any Indemnitee relating to the affairs of the Partnership except pursuant to the applicable rules of discovery relating to litigation commenced by such Person.
ARTICLE IV
CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS;
REDEMPTION OF PARTNERSHIP INTERESTS
     Section 4.1 Certificates. Notwithstanding anything to the contrary in this Agreement, unless the General Partner shall determine otherwise with respect to all or a portion of any particular class of Partnership Interests, Partnership Interests shall not be evidenced by certificates; provided, upon the request of any Person holding Common Units, the Partnership shall issue one or more Certificates evidencing Common Units in the name of such Person. Certificates issued evidencing Partnership Interests shall be executed by the General Partner on behalf of the Partnership by the Chairman of the Board, Chief Executive Officer, President, Chief Financial Officer or any Vice President and the Secretary, any Assistant Secretary, or other authorized officer or director of the General Partner. No Certificate shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, that, if the General Partner elects to cause the Partnership to issue Partnership Interests of such class in global form, the Certificate shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Partnership Interests have been duly registered in accordance with the directions of the Partnership.
     Section 4.2 Mutilated, Destroyed, Lost or Stolen Certificates.
     (a) If any mutilated Certificate is surrendered to the Transfer Agent (if a Transfer Agent has been appointed for the class of Partnership Interests represented by such Certificate) or the General Partner (if no Transfer Agent has been appointed for the class of Partnership Interests represented by such Certificate), the appropriate officers of the General Partner on behalf of the Partnership shall execute, and the Transfer Agent (if applicable) shall countersign and deliver in exchange therefor, a new Certificate (or, if requested by the holder thereof, other evidence of the issuance of uncertificated Partnership Interests) evidencing the same number and type of Partnership Interests as the Certificate so surrendered.

     (b) The appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and the Transfer Agent (if applicable) shall countersign, a new Certificate in place of any Certificate previously issued, or issue uncertificated Units, if the Record Holder of the Certificate:
     (i) makes proof by affidavit, in form and substance satisfactory to the General Partner, that a previously issued Certificate has been lost, destroyed or stolen;
     (ii) requests the issuance of a new Certificate or evidence of the issuance of uncertificated Partnership Interests before the General Partner has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;
     (iii) if requested by the General Partner, delivers to the General Partner a bond, in form and substance satisfactory to the General Partner, with surety or sureties and with fixed or open penalty as the General Partner may direct to indemnify the Partnership, the Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and
     (iv) satisfies any other reasonable requirements imposed by the General Partner.
     If a Limited Partner fails to notify the General Partner within a reasonable period of time after such Limited Partner has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, the Limited Partner shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate or evidence of the issuance of uncertificated Partnership Interests.
     (c) As a condition to the issuance of any new Certificate or evidence of the issuance of uncertificated Partnership Interests under this Section 4.2, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.
     Section 4.3 Record Holders. The Partnership shall be entitled to recognize the Record Holder as the Partner with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to, or interest in, such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Persons on the other, such representative Person shall be (a) the Record Holder of such Partnership Interest and (b) bound by this Agreement and shall have the rights and obligations of a Partner hereunder as, and to the extent, provided herein.
     Section 4.4 Transfer Generally.
     (a) The term “transfer,” when used in this Agreement with respect to a Partnership Interest, shall mean a transaction (i) by which the General Partner assigns its General Partner Interest (including its Notional General Partner Units) to another Person, and includes a sale, assignment, gift, [pledge, encumbrance, hypothecation, mortgage,] exchange or any other disposition by law or otherwise or (ii) by which the holder of a Limited Partner Interest assigns such Limited Partner Interest to another Person who is or becomes a Limited Partner, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise, excluding a pledge, encumbrance, hypothecation or mortgage but including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage.
     (b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be, to the fullest extent permitted by law, null and void.
     (c) Nothing contained in this Agreement shall be construed to prevent a disposition by any stockholder, member, partner or other owner of any Partner of any or all of the shares of stock, membership or limited liability company interests, partnership interests or other ownership interests in such Partner and the term “transfer” shall not mean any such disposition.

     Section 4.5 Registration and Transfer of Limited Partner Interests.
     (a) The General Partner shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Limited Partner Interests. [Wells Fargo Shareowner Services] is hereby appointed as the initial Transfer Agent for the purposes of registering the Common Units and transfers of such Common Units as herein provided.
     (b) Neither the General Partner nor the Partnership shall recognize any transfer of Limited Partner Interests evidenced by Certificates until the endorsed Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer. No charge shall be imposed by the General Partner for such transfer; provided, however, that as a condition to the issuance of any new Certificate under this Section 4.5, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions hereof, the appropriate officers of the General Partner on behalf of the Partnership shall execute, the Transfer Agent (if applicable) shall countersign and General Partner or the Transfer Agent (if applicable) shall deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Certificates (or, if requested by the holder, other evidence of the issuance of uncertificated Limited Partner Interests) evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.
     (c) Upon the receipt of proper transfer instructions from the Record Holder of uncertificated Limited Partner Interests, such transfer of uncertificated Limited Partner Interests shall be recorded upon the Partnership’s register.
     (d) Subject to (i) the foregoing provisions of this Section 4.5, (ii) Section 4.3, (iii) Section 4.8, (iv) with respect to any class or series of Limited Partner Interests, the provisions of any statement of designations or an amendment to this Agreement establishing such class or series, (v) any contractual provisions binding on any Limited Partner and (vi) provisions of applicable law, including the Securities Act, Limited Partner Interests shall be freely transferable.
     (e) The General Partner and its Affiliates shall have the right, subject to Section 4.6, at any time to transfer their Common Units and any other Partnership Interests they may acquire to one or more Persons.
     Section 4.6 Transfer of the General Partner’s General Partner Interest.
     (a) Subject to Section 4.6(c) below, prior to [December 31], 2021, the General Partner shall not transfer all or any part of its General Partner Interest (including its Notional General Partner Units) to a Person unless such transfer (i) has been approved by the prior written consent or vote of the holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) or (ii) is of all, but not less than all, of its General Partner Interest (including its Notional General Partner Units) to (A) an Affiliate of the General Partner (other than an individual) or (B) another Person (other than an individual) in connection with the merger or consolidation of the General Partner with or into such other Person or the transfer by the General Partner of all or substantially all of its assets to such other Person.
     (b) Subject to Section 4.6(c) below, on or after [December 31], 2021, the General Partner may at its option transfer its General Partner Interest (including its Notional General Partner Units), in whole or in part, without Unitholder approval.
     (c) Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement, (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability of any Limited Partner under the Delaware Act or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed) and (iii) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest held by the General Partner as the general partner or managing member, if any, of each other Group Member. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.2, be admitted to the Partnership as the General Partner effective immediately prior to the transfer of the General Partner Interest, and the business of the Partnership shall continue without dissolution.

     Section 4.7 Restrictions on Transfers.
     (a) Notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer, (ii) terminate the existence or qualification of the Partnership under the laws of the jurisdiction of its formation or (iii) cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed).
     (b) The General Partner may impose restrictions on the transfer of Partnership Interests if it determines, with the advice of counsel, that such restrictions are necessary or advisable to (i) avoid a significant risk of the Partnership becoming taxable as a corporation or otherwise becoming taxable as an entity for U.S. federal income tax purposes or (ii) preserve the uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may impose such restrictions by amending this Agreement; provided, however, that any amendment that would result in the delisting or suspension of trading of any class of Limited Partner Interests on the principal National Securities Exchange on which such class of Limited Partner Interests is then listed or admitted to trading must be approved, prior to such amendment being effected, by the holders of at least a majority of the Outstanding Limited Partner Interests of such class.
     (c) Nothing contained in this Article IV[, other than Section 4.7(a),] shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading.
     (d) Each Certificate evidencing Partnership Interests shall bear a conspicuous legend in substantially the following form:
     THE HOLDER OF THIS SECURITY ACKNOWLEDGES FOR THE BENEFIT OF MID-CON ENERGY PARTNERS, LP (THE “PARTNERSHIP”) THAT THIS SECURITY MAY NOT BE SOLD, OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED IF SUCH TRANSFER WOULD (A) VIOLATE THE THEN APPLICABLE FEDERAL OR STATE SECURITIES LAWS OR RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER GOVERNMENTAL AUTHORITY WITH JURISDICTION OVER SUCH TRANSFER, (B) TERMINATE THE EXISTENCE OR QUALIFICATION OF THE PARTNERSHIP UNDER THE LAWS OF THE STATE OF DELAWARE, (C) CAUSE THE PARTNERSHIP TO BE TREATED AS AN ASSOCIATION TAXABLE AS A CORPORATION OR OTHERWISE TO BE TAXED AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED) OR (D) VIOLATE THE TERMS AND CONDITIONS OF THE PARTNERSHIP AGREEMENT. THE GENERAL PARTNER OF THE PARTNERSHIP MAY IMPOSE ADDITIONAL RESTRICTIONS ON THE TRANSFER OF THIS SECURITY IF IT DETERMINES WITH THE ADVICE OF COUNSEL THAT SUCH RESTRICTIONS ARE NECESSARY OR ADVISABLE TO AVOID A SIGNIFICANT RISK OF THE PARTNERSHIP BECOMING TAXABLE AS A CORPORATION OR OTHERWISE BECOMING TAXABLE AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES OR TO PRESERVE THE UNIFORMITY OF THE LIMITED PARTNER INTERESTS REPRESENTED BY THIS SECURITY (OR ANY CLASS OR CLASSES THEREOF).
     Section 4.8 Eligibility Certificates; Ineligible Holders.
     (a) The General Partner may request any Limited Partner to furnish to the General Partner, within 30 days after receipt of such request, an executed Citizenship Certification or such other information concerning such Limited Partner’s nationality, citizenship or other related status (or, if the Limited Partner is a nominee holding for the account of another Person, the nationality, citizenship or other related status of such Person) as the General Partner may request. If a Limited Partner fails to furnish to the General Partner within the aforementioned 30-day period such Citizenship Certification or other requested information or if upon receipt of such Citizenship Certification or other requested information the General Partner determines that a Limited Partner is not an Eligible Citizen Holder, the Limited Partner Interests owned by such Limited Partner shall be subject to redemption in accordance with the provisions of Section 4.9. In addition, the General Partner may require that the status of any such Limited Partner be changed to that of an Ineligible Citizen Holder and, thereupon, such Ineligible Citizen Holder shall cease to be a Partner and shall have no voting rights (whether arising hereunder, under the Delaware Act, at law, in equity or otherwise) in respect of his Limited Partner Interests in the Partnership. The General Partner shall be substituted for such Ineligible Citizen Holder as the Limited Partner in respect of such Ineligible Citizen Holder’s Limited Partner Interests and shall vote such Limited Partner Interests in accordance with Section 4.8(b).
     (b) The General Partner shall, in exercising voting rights in respect of Limited Partner Interests held by it on behalf of Ineligible Holders, distribute the votes in the same ratios as the votes of Limited Partners (including the General Partner and its Affiliates) in respect of Limited Partner Interests other than those of Ineligible Holders are cast, either for, against or abstaining as to the matter.
     (c) Upon dissolution of the Partnership, an Ineligible Holder shall have no right to receive a distribution in kind pursuant to Section 12.4 but shall be entitled to the cash equivalent thereof, and the Partnership shall provide cash in exchange for an assignment of the Ineligible Holder’s share of any distribution in kind. Such payment and assignment shall be treated for Partnership purposes as a purchase by the Partnership from the Ineligible Holder of his Limited Partner Interest (representing his right to receive his share of such distribution in kind).
     (d) At any time after an Ineligible Holder can and does certify that it has become an Eligible Holder, an Ineligible Holder may, upon application to the General Partner, request that with respect to any Limited Partner Interests of such Ineligible Holder not redeemed pursuant to Section 4.9, such Ineligible Holder be admitted as a Limited Partner, and upon approval of the General Partner, in its sole discretion, such Ineligible Holder shall be admitted as a Limited Partner and shall no longer constitute an Ineligible Holder and the General Partner shall cease to be deemed to be the Limited Partner in respect of the Ineligible Holder’s Limited Partner Interests.
     Section 4.9 Redemption of Partnership Interests of Ineligible Holders.
     (a) If at any time a Limited Partner fails to furnish an Eligibility Certification or other information requested within the time period specified in Section 4.8(a), or if upon receipt of such Eligibility Certification or other information, the General Partner determines, with the advice of counsel, that a Limited Partner is an Ineligible Holder, the Partnership may, unless the Limited Partner establishes to the satisfaction of the General Partner that such Limited Partner is not an Ineligible Holder or has transferred his Limited Partner Interests to a Person who is an Eligible Holder and who furnishes an Eligibility Certification or other information, as the case may be, to the General Partner prior to the date fixed for redemption as provided below, redeem the Limited Partner Interest of such Limited Partner as follows:
     (i) The General Partner shall, not later than the 30th day before the date fixed for redemption, give notice of redemption to the Limited Partner, at his last address designated on the records of the Partnership or the Transfer Agent, as applicable, by registered or certified mail, postage prepaid. The notice shall be deemed to have been given when so mailed. The notice shall specify the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon redemption of the Redeemable Interests (or, if later in the case of Redeemable Interests evidenced by Certificates, upon surrender of the Certificates evidencing the Redeemable Interests in the manner specified in the notice) and that on and after the date fixed for redemption no further allocations or distributions to which the Limited Partner would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.
     (ii) The aggregate redemption price for Redeemable Interests shall be an amount equal to the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Limited Partner Interests of the class to be so redeemed multiplied by the number of Limited Partner Interests of each such class included among the Redeemable Interests. The redemption price shall be paid, as determined by the General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 5% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.
     (iii) The Limited Partner or his duly authorized representative shall be entitled to receive the payment for the Redeemable Interests at the place of payment specified in the notice of redemption on the redemption date (or, if later in the case of Redeemable Interests evidenced by Certificates, upon surrender by or on behalf of the Limited Partner at the place specified in the notice of redemption, of the Certificates evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank).
     (iv) After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Limited Partner Interests.

     (b) The provisions of this Section 4.9 shall also be applicable to Limited Partner Interests held by a Limited Partner as nominee of a Person determined to be an Ineligible Holder.
     (c) Nothing in this Section 4.9 shall prevent the recipient of a notice of redemption from transferring his Limited Partner Interest before the redemption date if such transfer is otherwise permitted under this Agreement. Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption, provided the transferee of such Limited Partner Interest certifies to the satisfaction of the General Partner that he is an Eligible Holder. If the transferee fails to make such certification, such redemption shall be effected from the transferee on the original redemption date.
ARTICLE V
CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS
     Section 5.1 Organizational Contributions. In connection with the formation of the Partnership under the Delaware Act, the General Partner made an initial Capital Contribution to the Partnership in the amount of $20.00 in exchange for a General Partner Interest equal to a 2.0% Percentage Interest and was admitted as the General Partner of the Partnership and hereby continues in such capacity. The Organizational Limited Partner made an initial Capital Contribution to the Partnership in the amount of $980.00 in exchange for a Limited Partner Interest equal to a 98.0% Percentage Interest and was admitted as a Limited Partner of the Partnership and hereby continues in such capacity. As of the Closing Date, and effective with the admission of another Limited Partner to the Partnership, the interest of the Organizational Limited Partner shall be redeemed as provided in the Contribution and Merger Agreement, the Organizational Limited Partner shall cease to be a limited partner of the Partnership and the initial Capital Contribution of the Organizational Limited Partner shall thereupon be refunded. Ninety-eight percent of any interest or other profit that may have resulted from the investment or other use of such initial Capital Contributions shall be allocated and distributed to the Organizational Limited Partner.
     Section 5.2 Contributions by the General Partner.
     (a) On the Closing Date and pursuant to the Contribution and Merger Agreement the General Partner will contribute to the Partnership[, as a Capital Contribution,] the GP Contribution Interests (as defined in the Contribution and Merger Agreement) in exchange for [•] Notional General Partner Units, representing a continuation of its General Partner Interest with a 2.0% Percentage Interest (after giving effect to [any exercise of the Over-Allotment Option and] the Deferred Issuance and Distribution), subject to all of the rights, privileges and duties of the General Partner under this Agreement.
     (b) Upon the issuance of any additional Limited Partner Interests by the Partnership (other than the Common Units issued in the Initial Public Offering, the Common Units issued pursuant to the Over-Allotment Option or the Deferred Issuance and Distribution), the General Partner may, in exchange for a proportionate number of Notional General Partner Units, make additional Capital Contributions in an amount equal to the product obtained by multiplying (i) the quotient determined by dividing (A) the General Partner’s Percentage Interest by (B) 100 less the General Partner’s Percentage Interest times (ii) the amount contributed to the Partnership by the Limited Partners in exchange for such additional Limited Partner Interests. Except as set forth in Section 12.8, the General Partner shall not be obligated to make any additional Capital Contributions to the Partnership.
     Section 5.3 Contributions by Limited Partners.
     (a) On the Closing Date and pursuant to the Contribution and Merger Agreement, Mid-Con I and Mid-Con II will merge with and into the Operating Company, with the Operating Company surviving the merger, and in exchange for the right of the Contributing Parties to receive, in the aggregate, (i) a distribution of [•] Common Units and $[•] million in cash and (ii) a further distribution of cash upon any exercise of the Over-Allotment Option and, to the extent the Over-Allotment Option is not exercised, a distribution of additional Common Units pursuant to the Deferred Issuance and Distribution.
     (b) On the Closing Date and pursuant to the Underwriting Agreement, each Underwriter shall contribute cash to the Partnership in exchange for the issuance by the Partnership of an aggregate of [•] Common Units to the Underwriter, as set forth in the Underwriting Agreement.

     (c) Upon the exercise, if any, of the Over-Allotment Option, each Underwriter shall contribute cash to the Partnership in exchange for the issuance by the Partnership of Common Units to each Underwriter, all as set forth in the Underwriting Agreement. [The Partnership will then distribute the cash received to the Contributing Parties pursuant to the Merger and Contribution Agreement.]
     (d) [To the extent the Over-Allotment Option is not exercised, upon the expiration of such option, the Partnership will distribution additional Common Units to the Contributing Parties pursuant to the Merger and Contribution Agreement.]
     (e) No Limited Partner will be required to make any additional Capital Contribution to the Partnership pursuant to this Agreement.
     Section 5.4 Interest and Withdrawal of Capital Contributions.
     No interest shall be paid by the Partnership on Capital Contributions. No Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon dissolution of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner shall have priority over any other Partner either as to the return of Capital Contributions or as to profits, losses or distributions. Any such return shall be a compromise to which all Partners agree within the meaning of Section 17-502(b) of the Delaware Act.
     Section 5.5 Capital Accounts.
     (a) The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the General Partner) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions made to the Partnership with respect to such Partnership Interest and (ii) all items of Partnership income and gain (including Simulated Gain and income and gain exempt from tax) computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made with respect to such Partnership Interest and (y) all items of Partnership deduction and loss (including Simulated Depletion and Simulated Loss) computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1.
     (b) For purposes of computing the amount of any item of income, gain, loss, deduction, Simulated Depletion, Simulated Gain or Simulated Loss that is to be allocated pursuant to Article VI and is to be reflected in the Partners’ Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for U.S. federal income tax purposes (including any method of depreciation, cost recovery or amortization used for that purpose), provided, that:
     (i) Solely for purposes of this Section 5.5, the Partnership shall be treated as owning directly its proportionate share (as determined by the General Partner based upon the provisions of the applicable Group Member Agreement) of all property owned by (x) any other Group Member that is classified as a partnership for U.S. federal income tax purposes and (y) any other partnership, limited liability company, unincorporated business or other entity classified as a partnership for U.S. federal income tax purposes of which a Group Member is, directly or indirectly, a partner, member or other equityholder.
     (ii) All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) a Partnership Interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Partners pursuant to Section 6.1.
     (iii) Except as otherwise provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(m), the computation of all items of income, gain, loss, deduction, Simulated Depletion, Simulated Gain and Simulated Loss shall be made without regard to any election under Section 754 of the Code that may be made by the Partnership and, as to those items described in Section 705(a)(1)(B) or 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalized for U.S. federal income tax purposes. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to

Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.
     (iv) Any income, gain, loss, Simulated Gain or Simulated Loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Partnership’s Carrying Value with respect to such property as of such date.
     (v) In accordance with the requirements of Section 704(b) of the Code, any deductions for depreciation, cost recovery, amortization or Simulated Depletion attributable to any Contributed Property shall be determined as if the adjusted basis of such property on the date it was acquired by the Partnership were equal to the Agreed Value of such property. Upon an adjustment pursuant to Section 5.5(d) to the Carrying Value of any Partnership property subject to depreciation, cost recovery, amortization or Simulated Depletion, any further deductions for such depreciation, cost recovery, amortization or Simulated Depletion attributable to such property shall be determined under the rules prescribed by Treasury Regulation Section 1.704-3(d)(2) as if the adjusted basis of such property were equal to the Carrying Value of such property immediately following such adjustment.
     (vi) The Gross Liability Value of each Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i) shall be adjusted at such times as provided in this Agreement for an adjustment to Carrying Values. The amount of any such adjustment shall be treated for purposes hereof as an item of loss (if the adjustment increases the Carrying Value of such Liability of the Partnership) or an item of gain (if the adjustment decreases the Carrying Value of such Liability of the Partnership) and shall be taken into account for purposes of computing Net Income and Net Loss.
     (c) A transferee of a Partnership Interest shall succeed to a Pro Rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred.
     (d) (i) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), upon an issuance of additional Partnership Interests for cash or Contributed Property, the issuance of Partnership Interests as consideration for the provision of services, or the conversion of the Combined Interest to Common Units pursuant to Section 11.3(b), the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, and any such Unrealized Gain or Unrealized Loss shall be treated, for purposes of maintaining Capital Accounts, as if it had been recognized on an actual sale of each such property for an amount equal to its fair market value immediately prior to such issuance and had been allocated among the Partners at such time pursuant to Section 6.1(c) in the same manner as any item of gain, loss, Simulated Gain or Simulated Loss actually recognized following an event giving rise to the liquidation of the Partnership would have been allocated; provided, however, that in the event of an issuance of Partnership Interests for a de minimis amount of cash or Contributed Property, or in the event of an issuance of a de minimis amount of Partnership Interests as consideration for the provision of services, the General Partner may determine that such adjustments are unnecessary for the proper administration of the Partnership. In determining such Unrealized Gain or Unrealized Loss, the aggregate fair market value of all Partnership property (including cash or cash equivalents) immediately prior to the issuance of additional Partnership Interests shall be determined by the General Partner using such method of valuation as it may adopt. In making its determination of the fair market values of individual properties, the General Partner may determine that it is appropriate to first determine an aggregate value for the Partnership, based on the current trading price of the Common Units, and taking fully into account the fair market value of the Partnership Interests of all Partners at such time, and then allocate such aggregate value among the individual properties of the Partnership (in such manner as it determines appropriate).
     (ii) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), immediately prior to any actual or deemed distribution to a Partner of any Partnership property (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the Carrying Value of all Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, and any such Unrealized Gain or Unrealized Loss shall be treated, for purposes of maintaining Capital Accounts, as if it had been recognized on an actual sale of each such property immediately prior to such distribution for an amount equal to its fair market value, and had been allocated among the Partners, at such time, pursuant to Section 6.1(c) in the same manner as any item of gain, loss, Simulated Gain or Simulated Loss actually recognized following an event giving rise to the dissolution of the Partnership would have been allocated. In determining such Unrealized Gain or Unrealized Loss the aggregate fair market value of all Partnership property (including cash or cash equivalents) immediately prior to a distribution shall (A) in the case of an actual distribution that is not made pursuant to Section 12.4 or in the case of a deemed distribution, be determined in the same manner as that provided in Section 5.5(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 12.4, be determined by the Liquidator using such method of valuation as it may adopt.
     Section 5.6 Issuances of Additional Partnership Interests.
     (a) The Partnership may issue additional Partnership Interests and options, rights, warrants, restricted units, appreciation rights, phantom or tracking interests or other economic interests in the Partnership or interests in Partnership Interests (including pursuant to Section 7.4(c)) for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as the General Partner in its sole discretion shall determine, all without the approval of any Limited Partners.
     (b) Each additional Partnership Interest or other security authorized to be issued by the Partnership pursuant to Section 5.6(a) or Section 7.4(c) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior or junior to existing classes and series of Partnership Interests or other securities), as shall be fixed by the General Partner, including (i) the right to share in Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may or shall be required to redeem the Partnership Interest or other security (including sinking fund provisions); (v) whether such Partnership Interest or other security is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Interest or other security will be issued, evidenced by certificates and assigned or transferred; (vii) the method for determining the Percentage Interest as to such Partnership Interest or other security; and (viii) the right, if any, of each such Partnership Interest or other security to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Interest or other security.
     (c) The General Partner shall take all actions that it determines to be necessary or appropriate in connection with (i) each issuance of Partnership Interests and options, rights, warrants, restricted units, appreciation rights, phantom or tracking interests or other economic interests in the Partnership relating to Partnership Interests pursuant to this Section 5.6 or Section 7.4(c), (ii) the conversion of the General Partner Interest (represented by Notional General Partner Units) into Units pursuant to the terms of this Agreement, (iii) the admission of such additional Limited Partners and (iv) all additional issuances of Partnership Interests or other securities. The General Partner shall determine the relative rights, powers and duties of the holders of the Units or other Partnership Interests or other securities being so issued. The General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things that it determines to be necessary or appropriate in connection with any future issuance of Partnership Interests or other securities or in connection with the conversion of the Combined Interest into Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Interests or other securities are listed or admitted to trading.
     (d) No fractional Units shall be issued by the Partnership.
     Section 5.7 Limited Preemptive Right.
     Except as provided in this Section 5.7 and in Section 5.2 or as otherwise provided in a separate agreement by the Partnership, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Interest or other security, whether unissued, held in the treasury or hereafter created. The General Partner shall have the right, in its sole discretion, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Interests from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Interests to Persons other than the General Partner and its Affiliates to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates or the beneficial owners thereof or any of their respective Affiliates equal to any or all of those Percentage Interests that existed immediately prior to the issuance of such Partnership Interests.

     Section 5.8 Splits and Combinations.
     (a) Subject to Section 5.8(e), the Partnership may make a Pro Rata distribution of Partnership Interests to all Record Holders or may effect a subdivision or combination of Partnership Interests so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis or stated as a number of Units are proportionately adjusted.
     (b) Whenever such a Pro Rata distribution, subdivision or combination of Partnership Interests is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice. The General Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Interests to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.
     (c) If a Pro Rata distribution of Partnership Interests, or a subdivision or combination of Partnership Interests, is made as contemplated in this Section 5.8, the number of Notional General Partner Units constituting the Percentage Interest of the General Partner (as determined immediately prior to the Record Date for such distribution, subdivision or combination) shall be appropriately adjusted as of the date of payment of such distribution, or the effective date of such subdivision or combination, to maintain such Percentage Interest of the General Partner.
     (d) Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates or uncertificated Partnership Interests to the Record Holders of Partnership Interests, as of the applicable Record Date, representing the new number of Partnership Interests held by such Record Holders, or the General Partner may adopt such other procedures that it determines to be necessary or appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Interests Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of such new Certificate or uncertificated Partnership Interests, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.
     (e) The Partnership shall not issue fractional Units or Notional General Partner Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units or Notional General Partner Units but for the provisions of Section 5.6(d) and this Section 5.8(e), each fractional Unit shall be rounded to the nearest whole Unit or Notional General Partner Unit (and a 0.5 Unit shall be rounded to the next higher Unit or Notional General Partner Unit).
     Section 5.9 Fully Paid and Non-Assessable Nature of Limited Partner Interests.
     All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by the Delaware Act.
ARTICLE VI
ALLOCATIONS AND DISTRIBUTIONS
     Section 6.1 Allocations for Capital Account Purposes.
     For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership’s items of income, gain, loss, deduction, Simulated Depletion, Simulated Gain and Simulated Loss (computed in accordance with Section 5.5(b)) for each taxable period shall be allocated among the Partners as provided herein below.
     (a) Net Income. After giving effect to the special allocations set forth in Sections 6.1(d) and (e) and any allocations to other Partnership Interests, Net Income for each taxable period and all items of income, gain, loss, deduction, and Simulated Gain taken into account in computing Net Income for such taxable period shall be allocated to all Partners, Pro Rata.

     (b) Net Loss. After giving effect to the special allocations set forth in Sections 6.1(d) and (e) and any allocations to other Partnership Interests, Net Loss for each taxable period and all items of income, gain, loss, deduction and Simulated Gain taken into account in computing Net Loss for such taxable period shall be allocated to all Partners, Pro Rata; provided, however, that Net Loss shall not be allocated pursuant to this Section 6.1(b) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable period (or increase any existing deficit balance in its Adjusted Capital Account), instead any such Net Loss shall be allocated 100% to the General Partner.
     (c) Net Termination Gains and Losses. After giving effect to the special allocations set forth in Sections 6.1(d) and (e) and any allocations to other Partnership Interests, Net Termination Gain or Net Termination Loss (including a pro rata part of each item of income, gain, loss, deduction, and Simulated Gain taken into account in computing Net Termination Gain or Net Termination Loss) for such taxable period shall be allocated in the manner set forth in this Section 6.1(c). All allocations under this Section 6.1(c) shall be made after Capital Account balances have been adjusted by all other allocations provided under this Section 6.1 and after all distributions of Available Cash provided under Section 6.3 have been made; provided, however, that solely for purposes of this Section 6.1(c), Capital Accounts shall not be adjusted for distributions made pursuant to Section 12.4.
     (i) If a Net Termination Gain (including a pro rata part of each item of income, gain, loss, deduction and Simulated Gain taken into account in computing Net Termination Gain) is recognized, such Net Termination Gain shall be allocated in the following manner:
     (A) First, to each Partner having a deficit balance in its Capital Account in the proportion that such deficit bears to the total deficit balances in the Capital Accounts of all Partners, until each Partner has been allocated Net Termination Gain equal to any such deficit in its Capital Account; and
     (B) Second, to all Partners, Pro Rata.
     (ii) If a Net Termination Loss is recognized, such Net Termination Loss shall be allocated among the Partners in the following manner:
     (A) First, 100% to all Partners, Pro Rata, until the Capital Account in respect of each Common Unit then Outstanding has been reduced to zero; and
     (B) Second, the balance, if any, 100% to the General Partner.
     (d) Special Allocations. Notwithstanding any other provision of this Section 6.1, the following special allocations shall be made for such taxable period:
     (i) Partnership Minimum Gain Chargeback. Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each Partner shall be allocated items of Partnership income, gain and Simulated Gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this Section 6.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income, gain or Simulated Gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d) with respect to such taxable period (other than an allocation pursuant to Section 6.1(d)(v) and Section 6.1(d)(vi)). This Section 6.1(d)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.
     (ii) Chargeback of Partner Nonrecourse Debt Minimum Gain. Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(d)(i)), except as provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Partnership taxable period, any Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income, gain and Simulated Gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provisions. For purposes of this Section 6.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income, gain or Simulated Gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d), other than Section 6.1(d)(i) and other than an allocation pursuant to Section 6.1(d)(v) and Section 6.1(d)(vi), with respect to such taxable period. This Section 6.1(d)(ii) is intended to comply with the chargeback of items of income and gain requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.
     (iii) Qualified Income Offset. In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Partnership gross income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible; provided, however, that an allocation pursuant to this Section 6.1(d)(iii) shall be made only if and to the extent that such Partner would have a deficit balance in its Adjusted Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(d)(iii) were not in this Agreement..
     (iv) Gross Income Allocation. In the event any Partner has a deficit balance in its Capital Account at the end of any taxable period in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and (B) the amount such Partner is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be specially allocated items of the Partnership’s gross income, gain and Simulated Gain in the amount of such excess as quickly as possible; provided, however, that an allocation pursuant to this Section 6.1(d)(iv) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if Section 6.1(d)(iii) and this Section 6.1(d)(iv) were not in this Agreement.
     (v) Nonrecourse Deductions. Nonrecourse Deductions for any taxable period shall be allocated to the Partners Pro Rata. If the General Partner determines that the Partnership’s Nonrecourse Deductions should be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized, upon notice to the other Partners, to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirements.
     (vi) Partner Nonrecourse Deductions. Partner Nonrecourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, such Partner Nonrecourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss.
     (vii) Nonrecourse Liabilities. For purposes of Treasury Regulation Section 1.752-3(a)(3), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (A) the amount of Partnership Minimum Gain and (B) the total amount of Nonrecourse Built-in Gain shall be allocated among the Partners Pro Rata.
     (viii) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain or Simulated Gain (if the adjustment increases the basis of the asset) or loss or Simulated Loss (if the adjustment decreases such basis), and such item of gain, loss Simulated Gain or Simulated Loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.
     (ix) Curative Allocation.
     (A) Notwithstanding any other provision of this Section 6.1, other than the Required Allocations, the Required Allocations shall be taken into account in making the Agreed Allocations so that, to the extent possible, the net amount of items of gross income, gain, loss, deduction Simulated Depletion, Simulated Gain and Simulated Loss allocated to each Partner pursuant to the Required Allocations and the Agreed Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Partner under the Agreed Allocations had the Required Allocations and the related Curative Allocation not otherwise been provided in this Section 6.1 and Simulated Depletion and Simulated Loss had been included in the definition of Net Income, Net Loss, Net Termination Gain and Net Termination

Loss. Notwithstanding the preceding sentence, Required Allocations relating to (1) Nonrecourse Deductions shall not be taken into account except to the extent there has been a decrease in Partnership Minimum Gain and (2) Partner Nonrecourse Deductions shall not be taken into account except to the extent there has been a decrease in Partner Nonrecourse Debt Minimum Gain. In exercising its discretion under this Section 6.1(d)(ix)(A), the General Partner may take into account future Required Allocations that, although not yet made, are likely to offset other Required Allocations previously made. Allocations pursuant to this Section 6.1(d)(ix)(A) shall only be made with respect to Required Allocations to the extent the General Partner determines that such allocations will otherwise be inconsistent with the economic agreement among the Partners. Further, allocations pursuant to this Section 6.1(d)(ix)(A) shall be deferred with respect to allocations pursuant to clauses (1) and (2) hereof to the extent the General Partner determines that such allocations are likely to be offset by subsequent Required Allocations.
     (B) The General Partner shall, with respect to each taxable period, (1) apply the provisions of Section 6.1(d)(ix)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to Section 6.1(d)(ix)(A) among the Partners in a manner that is likely to minimize such economic distortions.
     (x) Corrective Allocations. In the event of any Book-Down Event or any recognition of a Net Termination Loss, the following rules shall apply:
     (A) In the case of any negative adjustments to the Capital Accounts of the Partners resulting from a Book-Down Event or from the recognition of a Net Termination Loss, such negative adjustment (1) shall first be allocated, to the extent of the Aggregate Remaining Net Positive Adjustments, in such a manner, as determined by the General Partner, that to the extent possible the aggregate Capital Accounts of the Partners will equal the amount that would have been the Capital Account balances of the Partners if no prior Book-Up Events had occurred and (2) any negative adjustment in excess of the Aggregate Remaining Net Positive Adjustments shall be allocated pursuant to Section 6.1(c) hereof.
     (B) In making the allocations required under this Section 6.1(d)(x), the General Partner may apply whatever conventions or other methodology it determines will satisfy the purpose of this Section 6.1(d)(x).
     (e) Simulated Depletion and Simulated Loss.
     (i) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(k), Simulated Depletion with respect to each oil and gas property shall be allocated among the Partners, Pro Rata.
     (ii) Simulated Loss with respect to the disposition of an oil and gas property shall be allocated among the Partners in proportion to their allocable share of total amount realized from such disposition under Section 6.2(c)(i).
     Section 6.2 Allocations for Tax Purposes.
     (a) Except as otherwise provided herein, for federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of “book” income, gain, loss or deduction is allocated pursuant to Section 6.1.
     (b) The deduction for depletion with respect to each separate oil and gas property (as defined in Section 614 of the Code) shall be computed for federal income tax purposes separately by the Partners rather than by the Partnership in accordance with Section 613A(c)(7)(D) of the Code. Except as provided in Section 6.2(c)(iii), for purposes of such computation (before taking into account any adjustments resulting from an election made by the Partnership under Section 754 of the Code), the adjusted tax basis of each oil and gas property (as defined in Section 614 of the Code) shall be allocated among the Partners Pro Rata. Each Partner shall separately keep records of his share of the adjusted tax basis in each oil and gas property, allocated as provided above, adjust such share of the adjusted tax basis for any cost or percentage depletion allowable with respect to such property, and use such adjusted tax basis in the computation of its cost depletion or in the computation of his gain or loss on the disposition of such property by the Partnership.
     (c) Except as provided in Section 6.2(c)(iii), for the purposes of the separate computation of gain or loss by each Partner on the sale or disposition of each separate oil and gas property (as defined in Section 614 of the Code), the Partnership’s allocable share of the “amount realized” (as such term is defined in Section 1001(b) of the Code) from such sale or disposition shall be allocated for federal income tax purposes among the Partners as follows:

     (i) first, to the extent such amount realized constitutes a recovery of the Simulated Basis of the property, to the Partners in the same proportion as the depletable basis of such property was allocated to the Partners pursuant to Section 6.2(b) (without regard to any special allocation of basis under Section 6.2(c)(iii));
     (ii) second, the remainder of such amount realized, if any, to the Partners so that, to the maximum extent possible, the amount realized allocated to each Partner under this Section 6.2(c)(ii) will equal such Partner’s share of the Simulated Gain recognized by the Partnership from such sale or disposition.
     (iii) The Partners recognize that with respect to Contributed Property and Adjusted Property there will be a difference between the Carrying Value of such property at the time of contribution or revaluation, as the case may be, and the adjusted tax basis of such property at that time. All items of tax depreciation, cost recovery, amortization, adjusted tax basis of depletable properties, amount realized and gain or loss with respect to such Contributed Property and Adjusted Property shall be allocated among the Partners to take into account the disparities between the Carrying Values and the adjusted tax basis with respect to such properties in accordance with the principles of Treasury Regulation Section 1.704-3(d).
     (d) In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, other than oil and gas properties pursuant to Section 6.2(c), items of income, gain, loss, depreciation, amortization and cost recovery deductions shall be allocated for federal income tax purposes among the Partners in the manner provided under Section 704(c) of the Code, and the Treasury Regulations promulgated under Section 704(b) and 704(c) of the Code, as determined appropriate by the General Partner; provided, however, that the General Partner shall apply the principles of Treasury Regulation Section 1.704-3(d) in all events.
     (e) The General Partner may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the unamortized Book-Tax Disparity of such property, despite any inconsistency of such approach with Treasury Regulation Section 1.167(c)-l(a)(6) or any successor regulations thereto. If the General Partner determines that such reporting position cannot reasonably be taken, the General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Limited Partner Interests in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership’s property. If the General Partner chooses not to utilize such aggregate method, the General Partner may use any other depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Limited Partner Interests, so long as such conventions would not have a material adverse effect on the Limited Partners or the Record Holders of any class or classes of Limited Partner Interests.
     (f) In accordance with Treasury Regulation Sections 1.1245-1(e) and 1.1250-1(f), any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to this Section 6.2, be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.
     (g) All items of income, gain, loss, deduction and credit recognized by the Partnership for federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code that may be made by the Partnership; provided, however, that such allocations, once made, shall be adjusted (in the manner determined by the General Partner) to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.
     (h) Each item of Partnership income, gain, loss and deduction shall, for federal income tax purposes, be determined for each taxable period and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Partnership Interests are listed or admitted to trading on the first Business Day of each month; provided, however, such items for the period beginning on the Closing Date and ending on the last day of the month in which the Over-Allotment Option is exercised in full or the expiration of the Over-Allotment Option occurs shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Partnership Interests are listed or admitted to trading on the first Business Day of the next succeeding month; and provided further, that gain or loss on a sale or other disposition of any assets of the Partnership or any other extraordinary item of gross income, gain, loss or deduction as determined by the General Partner, shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Partnership Interests are listed or admitted to trading on the first Business Day of the month in which such item is recognized for federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder.
     (i) Allocations that would otherwise be made to a Limited Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Limited Partner Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method determined by the General Partner.
     Section 6.3 Requirement of Distributions; Distributions to Record Holders.
     (a) Subject to Section 6.3(b), within 45 days following the end of each Quarter commencing with the Quarter ending December 31, 2011, an amount equal to 100% of Available Cash with respect to such Quarter shall be distributed in accordance with this Article VI by the Partnership to the Partners in accordance with their Percentage Interest as of the Record Date selected by the General Partner. Notwithstanding any provision to the contrary contained in this Agreement, the Partnership shall not be required to make a distribution to any Partner on account of its interest in the Partnership if such distribution would violate the Delaware Act or any other applicable law.
     (b) Notwithstanding Section 6.3(a), in the event of the dissolution and liquidation of the Partnership, all assets received during or after the Quarter in which the Liquidation Date occurs shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.
     (c) The General Partner may treat taxes paid by the Partnership on behalf of, or amounts withheld with respect to, all or less than all of the Partners, as a distribution of Available Cash to such Partners.
     (d) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.
ARTICLE VII
MANAGEMENT AND OPERATION OF BUSINESS
     Section 7.1 Management.
     (a) The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, but without limitation on the ability of the General Partner to deleage its rights and powers to other Persons, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and no Limited Partner shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or that are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.3, shall have full power and authority to do all things, and on such terms, as it determines to be necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:
     (i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible or exchangeable into Partnership Interests, and the incurring of any other obligations;
     (ii) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;
     (iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section 7.3 or Article XIV);

     (iv) the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including (A) the financing of the conduct of the operations of the Partnership Group, (B) subject to Section 7.6(a), the lending of funds to other Persons (including other Group Members), (C) the repayment or guarantee of obligations of any Group Member and (D) the making of capital contributions to any Group Member;
     (v) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partner or its assets other than its interest in the Partnership, even if the same results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);
     (vi) the distribution of Partnership cash;
     (vii) the selection, employment, retention and dismissal of employees (including employees having titles such as “chief executive officer,” “president,” “chief financial officer,” “chief operating officer,” “general counsel,” “vice president,” “secretary” and “treasurer”) and agents, outside attorneys, accountants, consultants and contractors of the General Partner or the Partnership Group and the determination of their compensation and other terms of employment or hiring;
     (viii) the maintenance of insurance for the benefit of the Partnership Group, the Partners and Indemnitees;
     (ix) the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other Persons (including the acquisition of interests in, and the contributions of property to, any Group Member from time to time) subject to the restrictions set forth in Section 2.4;
     (x) the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;
     (xi) the indemnification of any Person against liabilities and contingencies to the extent permitted by law;
     (xii) the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Limited Partner Interests from, or requesting that trading be suspended on, any such exchange (subject to any prior approval that may be required under Section 4.7);
     (xiii) the purchase, sale or other acquisition or disposition of Partnership Interests, or the issuance of options, rights, warrants, restricted units, appreciation rights, phantom or tracking interests or other economic interests in the Partnership or relating to Partnership Interests;
     (xiv) the undertaking of any action in connection with the Partnership’s participation in the management of any Group Member; and
     (xv) the entering into of agreements with any of its Affiliates to render services to a Group Member or to itself in the discharge of its duties as General Partner of the Partnership.
     (b) Notwithstanding any other provision of this Agreement, any Group Member Agreement, the Delaware Act or any applicable law, rule or regulation, each of the Partners and each other Person who may acquire an interest in Partnership Interests or is otherwise bound by this Agreement hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of this Agreement, any Group Member Agreement, the Underwriting Agreement, the Contribution and Merger Agreement, the Services Agreement[, the Omnibus Agreement] and the other agreements described in or filed as exhibits to the Registration Statement that are related to the transactions contemplated by the Registration Statement (in each case other than this Agreement, without giving effect to any amendments, supplements or restatements after the date hereof); (ii) agrees that the General Partner (on its own or on behalf of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners or the other Persons who may acquire an interest in Partnership Interests or are otherwise bound by this Agreement; and (iii) agrees that the execution, delivery or performance by the General Partner, any Group Member or any Affiliate of any of them of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to Article XV) shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement (or any other agreements) or of any duty existing at law, in equity or otherwise.
     Section 7.2 Certificate of Limited Partnership.
     The General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act. The General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents that the General Partner determines to be necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent the General Partner determines such action to be necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the State of Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.4(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Limited Partner.
     Section 7.3 Restrictions on the General Partner’s Authority.
     Except as provided in Article XII and Article XIV, the General Partner may not sell, exchange or otherwise dispose of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (including by way of merger, consolidation or other combination or sale of ownership interests of the Partnership’s Subsidiaries) without the approval of the holders of a Unit Majority; provided, however, that this provision shall not preclude or limit the General Partner’s ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership Group and shall not apply to any forced sale of any or all of the assets of the Partnership Group pursuant to the foreclosure of, or other realization upon, any such encumbrance.
     Section 7.4 Reimbursement of the General Partner.
     (a) Except as provided in this Section 7.4 and elsewhere in this Agreement, the General Partner shall not be compensated for its services as a general partner or managing member of any Group Member.
     (b) The General Partner shall be reimbursed on a monthly basis, or such other basis as the General Partner may determine, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership Group (including salary, bonus, incentive compensation, employment benefits and other amounts paid to any Person, including Affiliates of the General Partner to perform services for the Partnership Group or for the General Partner in the discharge of its duties to the Partnership Group), and (ii) all other expenses allocable to the Partnership Group or otherwise incurred by the General Partner in connection with operating the Partnership Group’s business (including expenses allocated to the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to the General Partner or the Partnership Group. Reimbursements pursuant to this Section 7.4 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.7.
     (c) Subject to the applicable rules and regulations of the National Securities Exchange on which the Common Units are listed, the General Partner, without the approval of the Limited Partners (who shall have no other right to vote in respect thereof under this Agreement), may propose and adopt on behalf of the Partnership benefit plans, programs and practices (including plans, programs and practices involving the issuance of Partnership Interests or options to purchase or rights, warrants or appreciation rights or phantom or tracking interests or other economic interests in the Partnership or relating to Partnership Interests), or cause the Partnership to issue Partnership Interests in connection with, or pursuant to, any benefit plan, program or practice maintained or sponsored by the General Partner or any of its Affiliates, in each case for the benefit of employees and directors of the General Partner or any of its Affiliates, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Partnership Interests or other securities that the General Partner or such Affiliates are obligated to provide to any employees, officers and directors pursuant to any such benefit plans, programs or practices. Expenses incurred by the General Partner in connection with any such benefit plans, programs and practices (including the net cost to the General Partner or such Affiliates of Partnership Interests or other securities purchased by the General Partner or such Affiliates from the Partnership to fulfill options or awards under such plans, programs and employee practices) shall be reimbursed in accordance with Section 7.4(b). Any and all obligations of the General Partner under any employee benefit plans, employee programs or employee practices adopted by the General Partner as permitted by this Section 7.4(c) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or Section 11.2 or the transferee of or successor to all of the General Partner’s General Partner Interest pursuant to Section 4.6.
     Section 7.5 Outside Activities.
     (a) The General Partner, for so long as it is the General Partner of the Partnership, (i) agrees that its sole business will be to act as a general partner or managing member, as the case may be, of the Partnership and any other partnership or limited liability company of which the Partnership is, directly or indirectly, a partner or member and to undertake activities that are ancillary or related thereto (including being a Limited Partner in the Partnership) and (ii) shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner or managing member, if any, of one or more Group Members or as described in or contemplated by the Registration Statement, (B) the acquiring, owning or disposing of debt securities or equity interests in any Group Member or (C) the guarantee of, and mortgage, pledge, or encumbrance of any or all of its assets in connection with, any indebtedness of the General Partner or any of its Affiliates.
     (b) Each Unrestricted Person (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty otherwise existing at law, in equity or otherwise, to any Group Member or any Partner. None of the Group Members, any Limited Partner or any other Person shall have any rights by virtue of this Agreement, any Group Member Agreement, or the partnership relationship established hereby in any business ventures of any Unrestricted Person.
     (c) Subject to the terms of Sections 7.5(a) and 7.5(b), but otherwise notwithstanding anything to the contrary in this Agreement, (i) the engaging in competitive activities by any Unrestricted Person (other than the General Partner) in accordance with the provisions of this Section 7.5 is hereby approved by the Partnership and all Partners, (ii) it shall be deemed not to be a breach of any fiduciary duty or any other obligation of any type whatsoever of the General Partner or any other Unrestricted Person for any Unrestricted Person (other than the General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership and (iii) no Unrestricted Person shall have any obligation hereunder or as a result of any duty otherwise existing at law, in equity or otherwise, to present business opportunities to the Partnership. Notwithstanding anything to the contrary in this Agreement, the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to any Unrestricted Person (including the General Partner). No Unrestricted Person (including the General Partner) who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for any Group Member, shall have any duty to communicate or offer such opportunity to any Group Member, and such Unrestricted Person (including the General Partner) shall not be liable to the Partnership, any Limited Partner, any Person who acquires an interest in a Partnership Interest or any other Person who is bound by this Agreement for breach of any fiduciary or other duty by reason of the fact that such Unrestricted Person (including the General Partner) pursues or acquires such opportunity for itself, directs such opportunity to another Person or does not communicate such opportunity or information to any Group Member; provided, however, such Unrestricted Person does not engage in such business or activity as a result of or using confidential or proprietary information provided by or on behalf of the Partnership to such Unrestricted Person.
     (d) The General Partner and each of its Affiliates may acquire Units or other Partnership Interests or securities in addition to those acquired on the Closing Date and, except as otherwise provided in this Agreement, shall be entitled to exercise, at their option, all rights relating to all Units and/or other Partnership Interests or securities acquired by them. The term “Affiliates” when used in this Section 7.5(d) with respect to the General Partner shall not include any Group Member.
     Section 7.6 Loans from the General Partner; Loans or Contributions from the Partnership or Group Members.

     (a) The General Partner or any of its Affiliates may, but shall be under no obligation to, lend to any Group Member, and any Group Member may, but shall be under no obligation to, borrow from the General Partner or any of its Affiliates, funds needed or desired by the Group Member for such periods of time and in such amounts as the General Partner may determine; provided, however, that in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party or impose terms less favorable to the borrowing party than would be charged or imposed on the borrowing party by unrelated lenders on comparable loans made on an arm’s-length basis (without reference to the lending party’s financial abilities or guarantees), all as determined by the General Partner. The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.6(a) and Section 7.6(b), the term “Group Member” shall include any Affiliate of a Group Member that is controlled by the Group Member.
     (b) The Partnership may lend or contribute to any Group Member, and any Group Member may borrow from the Partnership, funds on terms and conditions determined by the General Partner in its sole discretion. No Group Member may lend funds to the General Partner or any of its Affiliates (other than another Group Member).
     (c) No borrowing by any Group Member or the approval thereof by the General Partner shall be deemed to constitute a breach of any duty (including any fiduciary duty) of the General Partner or any of its Affiliates to the Partnership or the Partners by reason of the fact that the purpose or effect of such borrowings is directly or indirectly to enable distributions to be made to the General Partner or its Affiliates (including, if applicable, in their capacities as Limited Partners).
     Section 7.7 Indemnification.
     (a) To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all threatened pending or contemplated claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, and whether formal or informal and including appeals, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee and its having acting (or refraining from acting) in such capacity; provided, however, that the Indemnitee shall not be indemnified and held harmless pursuant to this Agreement if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.7, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful; provided, further, that no indemnification pursuant to this Section 7.7 shall be available to the General Partner or its Affiliates (other than a Group Member) with respect to its or their obligations incurred pursuant to the Underwriting Agreement[or the Omnibus Agreement] (other than obligations incurred by the General Partner on behalf of the Partnership). Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.
     (b) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.7(a) in appearing at, participating in, defending or preparing to defend against any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.7, the Indemnitee is not entitled to be indemnified upon receipt by the Partnership of an undertaking by or on behalf of the Indemnitee to repay such amount if it shall be ultimately determined that the Indemnitee is not entitled to be indemnified as authorized by this Section 7.7.
     (c) Notwithstanding Sections 7.7(a) and 7.7(b), the Partnership shall be required to indemnify and advance expenses to an Indemnitee in connection with any action, suit or proceeding commenced by such Indemnitee only if the commencement of such action, suit or proceeding by such Indemnitee was authorized by the General Partner in its sole discretion.
     (d) The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Limited Partner

Interests, as a matter of law, in equity or otherwise, both as to actions in the Indemnitee’s capacity as an Indemnitee and as to actions in any other capacity (including any capacity under the Underwriting Agreement), and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.
     (e) The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of the General Partner, its Affiliates, the Indemnities and such other Persons as the General Partner shall determine, against any liability that may be asserted against, or expense that may be incurred by, any such Person in connection with the Partnership’s activities or such Person’s activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.
     (f) For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by such Indemnitee of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee in such Indemnitee’s capacity as a fiduciary, administrator or other role with respect to an employee benefit plan pursuant to applicable law shall constitute “fines” within the meaning of Section 7.7(a); and action taken or omitted by an Indemnitee with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the best interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is in the best interests of the Partnership.
     (g) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.
     (h) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.
     (i) The provisions of this Section 7.7 are for the benefit of the Indemnitees and their heirs, successors, assigns, executors and administrators and shall not be deemed to create any rights for the benefit of any other Persons.
     (j) No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.
     Section 7.8 Liability of Indemnitees.
     (a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Limited Partners, any other Person who acquires an interest in a Partnership Interest or any other Person who is bound by this Agreement for losses sustained or liabilities incurred as a result of any act or omission of an Indemnitee unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was criminal. Each Limited Partner, each other Person who acquires an interest in a Partnership Interest and each other Person who is bound by this Agreement, on its own behalf and on behalf of the Partnership, waives, to the fullest extent permitted by the law, any and all rights to claim punitive damages or damages based on federal or state income taxes paid or payable by any Limited Partner or other Person.
     (b) Subject to its obligations and duties as General Partner set forth in Section 7.1(a), the General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.
     (c) To the extent that, at law or in equity, the General Partner or any other Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership, the Partners or any other Person bound by this Agreement, the General Partner and any other Indemnitee acting in connection with the Partnership’s business or affairs shall not be liable to the Partnership, any Partner or any other Person bound by this Agreement for its good faith reliance on the provisions of this Agreement.

     (d) Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnitees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.
     Section 7.9 Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties.
     (a) Unless otherwise expressly provided in this Agreement or any Group Member Agreement, whenever a potential conflict of interest exists or arises between the General Partner (in its individual capacity or its capacity as general partner or limited partner) or any of its Affiliates or Associates or any Indemnitee, on the one hand, and the Partnership, any Group Member or any other Partner, on the other, any resolution or course of action by the General Partner, its Affiliates or Associates or any Indemnittee in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, any Group Member Agreement, any agreement contemplated herein or therein, or any duty hereunder or stated or implied by law, equity or otherwise, if the resolution of, or course of action taken with respect to, such conflict of interest is (i) approved by Special Approval, (ii) approved by the vote of a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates), (iii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iv) fair and reasonable to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). The General Partner shall be authorized but not required in connection with its resolution of, or course of action taken with respect to, such conflict of interest to seek Special Approval or Unitholder approval of such resolution, and the General Partner may also adopt a resolution or course of action that has not received Special Approval or Unitholder approval. Notwithstanding any other provision of this Agreement or any provision of applicable law, if Special Approval is sought or obtained, then, it shall be conclusively deemed that, in making its decision, the Conflicts Committee acted in good faith, and if neither Special Approval or Unitholder is sought, or if neither is obtained, and the Board of Directors determines that the resolution or course of action taken with respect to a conflict of interest satisfies either of the standards set forth in clauses (iii) or (iv) above, then, it shall be conclusively deemed that, in making its decision, the Board of Directors acted in good faith and, in each case, in any proceeding brought by any Limited Partner or by or on behalf of such Limited Partner or any other Limited Partner or the Partnership challenging such approval, the Person bringing or prosecuting such proceeding shall have the burden of overcoming such presumption. Notwithstanding anything to the contrary in this Agreement or any duty otherwise existing at law or in equity, (x) when making any determination in connection with the resolution of or course of action taken with respect to a conflict of interest, the Conflicts Committee and the Board of Directors shall be authorized in connection with such determination to consider any and all factors as the Board of Director or Conflicts Committee, as applicable, deems to be relevant or appropriate under the circumstances and shall have no duty or obligation to consider any other factors and (y) the existence of the conflicts of interest described in the Registration Statement and any actions taken by the General Partner taken in connection therewith are hereby approved by all Partners and shall not constitute a breach of this Agreement or of any duty hereunder or existing at law, in equity or otherwise.
     (b) Whenever the General Partner, the Board of Directors or any committee thereof (including the Conflicts Committee) makes a determination or takes or declines to take any action, or any Affiliate of the General Partner or other Indemnitee causes it to do so, in the General Partner’s capacity as the general partner of the Partnership as opposed to in its individual capacity, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then, unless another express standard is provided for in this Agreement, the General Partner, the Board of Directors, such committee or such Affiliates causing the General Partner to do so, shall make such determination or take or decline to take such other action in good faith and shall not be subject to any other or different standards (including fiduciary standards) imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or otherwise existing at law, in equity or otherwise. A determination, other action or failure to act by the General Partner, the Board of Directors or any committee thereof (including the Conflicts Committee), or any Affiliate of the General Partner that causes it to make such determination, take such action or fail to act, will be deemed to be in “good faith” if the General Partner, the Board of Directors or such committee or such Affiliate of the General Partner subjectively believed that such determination, other action or failure to act was in, or not opposed to, the best interests of the Partnership. In any proceeding brought by the Partnership, any Limited Partner, any Person who acquires an interest in a Partnership Interest or any other Person who is bound by this Agreement challenging such determination, other action or failure to act, the Person bringing or prosecuting such proceeding shall have the burden of proving that such determination, action or failure to act was not in good faith.
     (c) Whenever the General Partner (including the Board of Directors or any committee thereof) makes a determination or takes or declines to take any action, or any Affiliate of the General Partner or any other Indemnitee causes it to do so, (i) under any provision that permits or requires a determination to be made in its “discretion” or “sole discretion,” regardless of whether it is acting in its capacity as the general partner of the Partnership or in its individual capacity or (ii) in its individual capacity as opposed to in its capacity as the general partner of the Partnership, in any case, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then the General Partner (including the Board of Directors or any committee thereof) or such Affiliate or Indemnitee, to the fullest extent permitted by law, shall not be subject to any duty or obligation (fiduciary or otherwise) to the Partnership, any Partner or any other Person and shall be entitled to consider only such interests and factors as it desires, including its own interests and the interests of its Affiliates and Associates, and shall have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting the Partnership, the Partners, or any other Person, and shall not be subject to any other or different standards (including fiduciary standards) imposed by this Agreement or otherwise existing at law, in equity or otherwise. By way of illustration and not of limitation, whenever the phrase, “at the option of the General Partner” or “at its option,” or some variation of those phrases, is used in this Agreement, it indicates that the General Partner is acting in its individual capacity. For the avoidance of doubt, whenever the General Partner votes or transfers its Partnership Interests, refrains from voting or transferring its Partnership Interests, exercises or refrains from exercising its right to acquire Partnership Interests or otherwise acts in its capacity as a Limited Partner or holder of Partnership Interests (other than its General Partner Interest not represented by its Notional General Partner Units), it shall be acting in its individual capacity.
     (d) The General Partner’s organizational documents may provide that determinations to take or decline to take any action in its individual, rather than representative, capacity or in its “discretion” or “sole discretion” may or shall be determined by its members, if the General Partner is a limited liability company, stockholders, if the General Partner is a corporation, or the members or stockholders of the General Partner’s general partner, if the General Partner is a partnership
     (e) Notwithstanding anything to the contrary in this Agreement, the General Partner and the other Indemnitees shall have no duty or obligation, express or implied, to (i) sell or otherwise dispose of any asset of the Partnership Group other than in the ordinary course of business or (ii) permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use. Any determination by the General Partner or any of its Affiliates to enter into such contracts shall be in its sole discretion.
     (f) The Limited Partners, each Person who acquires an interest in a Partnership Interest and each other Person who is bound by this Agreement hereby authorize the General Partner, on behalf of the Partnership as a partner or member of a Group Member, to approve of actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.9.
     (g) The Limited Partners expressly acknowledge and agree that the General Partner, the Board of Directors or any committee thereof is under no obligation to consider the separate interests of the Limited Partners (including, without limitation, the tax consequences to Limited Partners) in deciding whether to cause the Partnership to take (or decline to take) any actions, and that neither the General Partner nor any other Indemnitee shall be liable to the Limited Partners for monetary damages or equitable relief or losses sustained, liabilities incurred or benefits not derived by Limited Partners in connection with such decisions.
     Section 7.10 Other Matters Concerning the General Partner.
     (a) The General Partner may rely upon, and shall be protected in acting upon, or refraining from acting based upon, any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.
     (b) The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the advice or opinion (including an Opinion of Counsel) of such Persons as to matters that the General

Partner reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such advice or opinion.
     (c) The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of the Partnership or any Group Member.
     Section 7.11 Purchase or Sale of Partnership Interests.
     The General Partner may cause the Partnership to purchase or otherwise acquire Partnership Interests or other securities. As long as Partnership Interests or other securities are held by any Group Member, such Partnership Interests or other securities shall not be considered Outstanding for any purpose, except as otherwise provided herein. The General Partner or any Affiliate of the General Partner may also purchase or otherwise acquire and sell or otherwise dispose of Partnership Interests for its own account, subject to the provisions of Articles IV and X.
     Section 7.12 Registration Rights of the General Partner and its Affiliates.
     (a) If (i) the General Partner or any Affiliate of the General Partner, including, for purposes of this Section 7.12, any Person that is an Affiliate of the General Partner at the date hereof notwithstanding that it may later cease to be an Affiliate of the General Partner, but excluding any individual who is an Affiliate of the General Partner based on such individual’s status as an officer, director or employee of the General Partner or an Affiliate of the General Partner, holds Partnership Interests that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Partnership Interests (the “Holder”) to dispose of the number of Partnership Interests it desires to sell at the time it desires to do so without registration under the Securities Act, then at the option and upon the request of the Holder, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use all commercially reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Interests covered by such registration statement have been sold, a registration statement under the Securities Act (which may be a “shelf” registration statement as contemplated under Rule 415 under the Securities Act) registering the offering and sale of the number of Partnership Interests specified by the Holder; provided, however, that the Partnership shall not be required to effect more than three registrations pursuant to this Section 7.12(a); provided, further, that if the General Partner determines that a postponement of the requested registration would be in the best interests of the Partnership and its Partners due to a pending transaction, investigation or other event, the filing of such registration statement or the effectiveness thereof may be deferred until such time as the General Partner determines that such pending transaction, investigation or other event no longer requires such postponement; provided, further, that any postponement shall not exceed more than six months. In connection with any registration pursuant to the immediately preceding sentence, the Partnership shall (i) promptly prepare and file (A) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration, and (B) such documents as may be necessary to apply for listing or to list the Partnership Interests subject to such registration on such National Securities Exchange as the Holder shall reasonably request and (ii) do any and all other acts and things that may be necessary or appropriate to enable the Holder to consummate a public sale of such Partnership Interests in such states. Except as set forth in Section 7.12(c) below, all costs and expenses of any such registration and offering (other than the underwriting fees, discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.
     (b) If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of Partnership Interests for cash (other than a registration relating solely to a benefit plan, a registration statement relating solely to a transaction subject to Rule 145 under the Securities Act or on any registration form which does not permit secondary sales), the Partnership shall use all commercially reasonable efforts to include such number or amount of Partnership Interests held by any Holder in such registration statement as the Holder shall request; provided, however, that the Partnership is not required to make any effort or take any action to so include the Partnership Interests of the Holder once the registration statement becomes or is declared effective by the Commission, including any registration statement providing for the offering from time to time of Partnership Interests pursuant to Rule 415 of the Securities Act. If the proposed offering pursuant to this Section 7.12(b) shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Partnership and the Holder in writing that in their opinion the inclusion of all or some of the Holder’s Partnership Interests would adversely and materially affect the timing or success of the offering, the Partnership shall include in such offering only that number or amount, if any, of Partnership Interests held by the Holder that, in the opinion of the managing underwriter or managing underwriters, will not so adversely and materially affect the offering. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting fees, discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder. During the two year period set forth in Section 7.12(d), the Partnership shall not grant to any other party registration rights similar to the rights set forth in this Section 7.12(b) that are superior to such rights without the consent of the General Partner (and any of its Affiliates).
     (c) If underwriters are engaged in connection with any registration referred to in this Section 7.12, the Partnership shall provide indemnification, representations, covenants, opinions, comfort letters and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership’s obligation under Section 7.7, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, “Indemnified Persons”) from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnified Person may be involved, or is threatened to be involved, as a party or otherwise, under the Securities Act or otherwise (hereinafter referred to in this Section 7.12(c) as a “claim” and in the plural as “claims”) based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Partnership Interests held by an Indemnified Person were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus (if used prior to the effective date of such registration statement), or in any summary or final prospectus or any free writing prospectus or in any amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein (if applicable, in the light of the circumstances in which they were made) not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary or final prospectus or any free writing prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.
     (d) The provisions of Section 7.12(a), Section 7.12(b) and Section 7.12(c) shall continue to be applicable with respect to the General Partner (and any of the General Partner’s Affiliates) after it ceases to be a general partner of the Partnership, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Partnership Interests with respect to which it has requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Partnership shall not be required to file successive registration statements covering the same Partnership Interests for which registration was demanded during such two-year period. The provisions of Section 7.12(c) shall continue in effect thereafter.
     (e) The rights to cause the Partnership to register Partnership Interests pursuant to this Section 7.12 may be assigned (but only with all related obligations) by a Holder to a transferee or assignee of such Partnership Interests, provided that (i) each such transferee or assignee (or group of transferees and assignees if affiliated) holds Partnership Interests representing at least 20% (after giving effect to such transfer or assignment) of the Partnership Interests held by such Holder as of the date hereof; (ii) the Partnership is given written notice prior to any said transfer or assignment, stating the name and address of such transferee or assignee and the Partnership Interests with respect to which such registration rights are being transferred or assigned; and (iii) such transferee or assignee agrees in writing to be bound by and subject to the terms set forth in this Section 7.12.
     (f) Any request to register Partnership Interests pursuant to this Section 7.12 shall (i) specify the Partnership Interests intended to be offered and sold by the Person making the request, (ii) express such Person’s present intent to offer such Partnership Interests for distribution, (iii) describe the nature or method of the proposed offer and sale of Partnership Interests, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Interests.
     (g) The Partnership may enter into separate registration rights agreements with the General Partner or any of its Affiliates.
     Section 7.13 Reliance by Third Parties.
     Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner and any officer of the General Partner authorized by the General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner or any such officer as if it were the Partnership’s sole party in interest, both legally and beneficially. Each Limited Partner hereby waives, to the fullest extent permitted by law, any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the General Partner or any such officer in connection with any such dealing. In no event shall any Person dealing with the General Partner or any such officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.
     Section 7.14 Modification of Duties.
     Except as expressly set forth in this Agreement, none of the General Partner, the Board of Directors, any committee thereof or any other Indemnitee shall have any duties or liabilities, including fiduciary duties, to the Partnership, any Limited Partner, any Person who acquires an interest in a Partnership Interest or any other Person bound by this Agreement. Notwithstanding any other provision of this Agreement, to the extent that any provision of this Agreement (i) replaces, restricts or eliminates the duties (including fiduciary duties) that might otherwise, as a result of Delaware or other applicable law, be owed by the General Partner, its Affiliates, the Board of Directors, any committee thereof or any other Indemnitee to the Partnership, the Limited Partners, any other Person who acquires an interest in a Partnership Interest or any other Person who is bound by this Agreement, or (ii) constitutes a waiver or consent by the Partnership, the Limited Partners, any other Person who acquires an interest in a Partnership Interest or any other Person who is bound by this Agreement to any such replacement, restriction or elimination, such provision is hereby approved by the Partnership, all the Partners, each other Person who acquires an interest in a Partnership Interest and each other Person who is bound by this Agreement.
ARTICLE VIII
BOOKS, RECORDS, ACCOUNTING AND REPORTS
     Section 8.1 Records and Accounting.
     The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership’s business, including all books and records necessary to provide to the Limited Partners any information required to be provided pursuant to Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders of Units or other Partnership Interests, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, magnetic tape, photographs, micrographics or any other information storage device; provided, however, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP.
     Section 8.2 Fiscal Year.

     The fiscal year of the Partnership shall be a fiscal year ending December 31.
     Section 8.3 Reports.
     (a) As soon as practicable, but in no event later than 100 days after the close of each fiscal year of the Partnership, the General Partner shall cause to be mailed or made available, by any reasonable means to each Record Holder of a Unit or other Partnership Interest as of a date selected by the General Partner, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the General Partner.
     (b) As soon as practicable, but in no event later than 50 days after the close of each Quarter except the last Quarter of each fiscal year, the General Partner shall cause to be mailed or made available, by any reasonable means to each Record Holder of a Unit or other Partnership Interest, as of a date selected by the General Partner, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed or admitted to trading, or as the General Partner determines to be necessary or appropriate.
     (c) The General Partner shall be deemed to have made a report available to each Record Holder as required by this Section 8.3 if it has either (i) filed such report with the Commission via its Electronic Data Gathering, Analysis and Retrieval system, or any successor system, and such report is publicly available on such system or (ii) made such report available on any publicly available website maintained by the Partnership.
ARTICLE IX
TAX MATTERS
     Section 9.1 Tax Returns and Information.
     The Partnership shall timely file all returns of the Partnership that are required for U.S. federal, state and local income tax purposes on the basis of the accrual method and the taxable period or years that it is required by law to adopt, from time to time, as determined by the General Partner. In the event the Partnership is required to use a taxable period other than a year ending on December 31, the General Partner shall use reasonable efforts to change the taxable period of the Partnership to a year ending on December 31. The tax information reasonably required by Record Holders for U.S. federal, state and local income tax reporting purposes with respect to a taxable period shall be furnished to them within 90 days of the close of the calendar year in which the Partnership’s taxable period ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for U.S. federal income tax purposes.
     Section 9.2 Tax Elections.
     (a) The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the General Partner’s determination that such revocation is in the best interests of the Limited Partners. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, the General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Limited Partner Interest will be deemed to be the lowest quoted closing price of the Limited Partner Interests on any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading during the calendar month in which such transfer is deemed to occur pursuant to Section 6.2[(h)] without regard to the actual price paid by such transferee.
     (b) Except as otherwise provided herein, the General Partner shall determine whether the Partnership should make any other elections permitted by the Code.
     Section 9.3 Tax Controversies.
     Subject to the provisions hereof, the General Partner is designated as the Tax Matters Partner (as defined in the Code) and is authorized and required to represent the Partnership (at the Partnership’s expense) in connection with all examinations of the Partnership’s affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings.
     Section 9.4 Withholding; Tax Payments.
     (a) The General Partner may treat taxes paid by the Partnership on behalf of, all or less than all of the Partners, either as a distribution of cash to such Partners or as a general expense of the Partnership, as determined appropriate under the circumstances by the General Partner.
     (b) Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that may be required to cause the Partnership and other Group Members to comply with any withholding requirements established under the Code or any other federal, state or local law including pursuant to Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation of income or from a distribution to any Partner (including by reason of Section 1446 of the Code), the General Partner may treat the amount withheld as a distribution of cash pursuant to Section 6.3 in the amount of such withholding from such Partner.
ARTICLE X
ADMISSION OF PARTNERS
     Section 10.1 Admission of Limited Partners.
     (a) By acceptance of the transfer of any Limited Partner Interests in accordance with Article IV or the acceptance of any Limited Partner Interests issued pursuant to Article V or pursuant to a merger or consolidation or conversion pursuant to Article XIV, and except as provided in Section [4.7], each transferee of, or other such Person acquiring, a Limited Partner Interest (including any nominee holder or an agent or representative acquiring such Limited Partner Interests for the account of another Person) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests transferred or issued to such Person when any such transfer, issuance or admission is reflected in the books and records of the Partnership and such Limited Partner becomes the Record Holder of the Limited Partner Interests so transferred or issued, (ii) shall become bound, and shall be deemed to have agreed to be bound, by the terms of this Agreement, (iii) represents that the transferee has the capacity, power and authority to enter into this Agreement and (iv) makes the consents, acknowledgements and waivers contained in this Agreement, all with or without execution of this Agreement by such Person. A Person may become a Limited Partner or Record Holder of a Limited Partner Interest without the consent or approval of any of the Partners. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement. A Person may not become a Limited Partner without acquiring a Limited Partner Interest and until such Person is reflected in the books and records of the Partnership as the Record Holder of such Limited Partner Interest. The rights and obligations of a Person who is an Ineligible Holder shall be determined in accordance with Section 4.8.
     (b) The name and mailing address of each Record Holder shall be listed on the books and records of the Partnership maintained for such purpose by the General Partner or the Transfer Agent. The General Partner shall update the books and records of the Partnership from time to time as necessary to reflect accurately the information therein (or shall cause the Transfer Agent to do so, as applicable). A Limited Partner Interest may be represented by a Certificate, as provided in Section 4.1.
     (c) Any transfer of a Limited Partner Interest shall not entitle the transferee to share in the profits and losses, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a Limited Partner pursuant to Section 10.1(a).
     Section 10.2 Admission of Successor or Additional General Partner.
     A successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all or part of the General Partner Interest pursuant to Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to the withdrawal or removal of the predecessor or transferring General Partner, pursuant to Section 11.1 or 11.2 or the transfer of the General Partner Interest pursuant to Section 4.6, provided, however, that no such Person shall be admitted to the Partnership as a successor or additional General Partner until compliance with the terms of Section 4.6 has occurred and such Person has executed and delivered such other documents or instruments as may be required to effect such admission, including a counterpart to this Agreement. Any such successor or additional General Partner is hereby authorized to, and shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.
     Section 10.3 Amendment of Agreement and Certificate of Limited Partnership.
     To effect the admission to the Partnership of any Partner, the General Partner shall take all steps necessary or appropriate under the Delaware Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the Certificate of Limited Partnership.
ARTICLE XI
WITHDRAWAL OR REMOVAL OF PARTNERS
     Section 11.1 Withdrawal of the General Partner.
     (a) The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an “Event of Withdrawal”):
     (i) The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;
     (ii) The General Partner transfers all of its General Partner Interest (including its Notional General Partner Units) pursuant to Section 4.6;
     (iii) The General Partner is removed pursuant to Section 11.2;
     (iv) The General Partner (A) makes a general assignment for the benefit of creditors, (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code, (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law, (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A)-(C) of this Section 11.1(a)(iv) or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor-in-possession), receiver or liquidator of the General Partner or of all or any substantial part of its properties;
     (v) A final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the General Partner; or
     (vi) (A) in the event the General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation, (B) in the event the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner, (C) in the event the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust, (D) in the event the General Partner is a natural person, his death or adjudication of incompetency and (E) otherwise in the event of the termination of the General Partner.
     If an Event of Withdrawal specified in Section 11.1(a)(iv), (v) or (vi)(A), (B), (C) or (E) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.
     (b) Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 12:00 am, prevailing Central Time, on December 31, 2021, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners; provided, however, that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the Outstanding Common Units (excluding Common Units held by the

General Partner and its Affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel (“Withdrawal Opinion of Counsel”) that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability under the Delaware Act of any Limited Partner or cause any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed); (ii) at any time after 12:00 am, prevailing Central Time, on December 31, 2021, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice to the Unitholders, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the General Partner ceases to be the General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or (iv) notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner or managing member, if any, to the extent applicable, of the other Group Members. If the General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), the holders of a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall, upon admission pursuant to Section 10.2, automatically become the successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If, prior to the effective date of the General Partner’s withdrawal pursuant to Section 11.1(a)(i), a successor is not selected by the Unitholders as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1 unless the Partnership is continued without dissolution pursuant to Section 12.2. Any successor General Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.2.
     Section 11.2 Removal of the General Partner.
     The General Partner may be removed if such removal is approved by the Unitholders holding at least 66 2/3% of the Outstanding Units (including Units held by the General Partner and its Affiliates) voting as a single class. Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the Unitholders holding a majority of the outstanding Common Units (including Common Units held by the General Partner and its Affiliates). Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section 10.2. To the fullest extent permitted by law, the removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. To the fullest extent permitted by law, if a Person is elected as a successor General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.2, automatically become a successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. The right of the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.2.
     Section 11.3 Interest of Departing General Partner and Successor General Partner.
     (a) In the event of (i) withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement or (ii) removal of the General Partner by the holders of Outstanding Units under circumstances where Cause does not exist, if the successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2, the Departing General Partner shall have the option, exercisable prior to the effective date of the withdrawal or removal of such Departing General Partner, to require its successor to purchase its General Partner Interest and its or its Affiliates’ general partner interest (or equivalent interest), if any, in the other Group Members (collectively, the “Combined Interest”) in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its withdrawal or removal. If the General Partner is removed by the Unitholders under circumstances where Cause exists or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement, and if a successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2 (or if the Partnership is continued without dissolution pursuant to Section 12.2 and the successor General Partner is not the former General Partner), such successor shall have the option, exercisable prior to the effective date of the withdrawal or removal of such Departing General Partner (or, in the event the Partnership is continued without dissolution pursuant to Section 12.2, prior to the date the business of the Partnership is continued), to purchase the Combined Interest in exchange for an amount in cash equal to the fair market value of such Combined Interest of the Departing General Partner. In either event, the Departing General Partner shall be entitled to receive all reimbursements due such Departing General Partner pursuant to Section 7.4, including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the Departing General Partner or its Affiliates (other than any Group Member) for the benefit of the Partnership or the other Group Members.
     For purposes of this Section 11.3(a), the fair market value of the Combined Interest shall be determined by agreement between the Departing General Partner and its successor or, failing agreement within 30 days after the effective date of such Departing General Partner’s withdrawal or removal, by an independent investment banking firm or other independent expert selected by the Departing General Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such withdrawal or removal, then the Departing General Partner shall designate an independent investment banking firm or other independent expert, the Departing General Partner’s successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest. In making its determination, such third independent investment banking firm or other independent expert may consider the value of the Units, including the then current trading price of Units on any National Securities Exchange on which Units are then listed or admitted to trading, the value of the Partnership’s assets, the rights and obligations of the Departing General Partner and other factors it may deem relevant.
     (b) If the Combined Interest is not purchased in the manner set forth in Section 11.3(a), the Departing General Partner (or its transferee) shall become a Limited Partner and the Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing General Partner (or its transferee) as to all debts and liabilities of the Partnership arising on or after the date on which the Departing General Partner (or its transferee) becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest of the Departing General Partner to Common Units will be characterized as if the Departing General Partner (or its transferee) contributed the Combined Interest to the Partnership in exchange for the newly issued Common Units.
     (c) If a successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2 (or if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner) and the option described in Section 11.3(a) is not exercised by the party entitled to do so, the successor General Partner shall, at the effective date of its admission to the Partnership, contribute to the Partnership cash in the amount equal to the product of (x) the quotient obtained by dividing (A) the Percentage Interest of the General Partner Interest of the Departing General Partner by (B) a percentage equal to 100% less the Percentage Interest of the General Partner Interest of the Departing General Partner and (y) the Net Agreed Value of the Partnership’s assets on such date. In such event, such successor General Partner shall, subject to the following sentence, be entitled to its Percentage Interest of all Partnership allocations and distributions to which the Departing General Partner was entitled in respect of its General Partner Interest. In addition, the successor General Partner shall cause this Agreement to be amended to reflect that, from and after the date of such successor General Partner’s admission, the successor General Partner’s interest in all Partnership distributions and allocations shall be its Percentage Interest.
     Section 11.4 Withdrawal of Limited Partners.
     No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner’s Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.

ARTICLE XII
DISSOLUTION AND LIQUIDATION
     Section 12.1 Dissolution.
     The Partnership shall not be dissolved by the admission of additional Limited Partners or by the admission of a successor or additional General Partner in accordance with the terms of this Agreement. Upon the removal or other event of withdrawal of the General Partner, if a successor General Partner is elected pursuant to Section 11.1, Section 11.2 or Section 12.2, the Partnership shall not be dissolved and such successor General Partner is hereby authorized to, and shall, continue the business of the Partnership. The Partnership shall dissolve, and (subject to Section 12.2) its affairs shall be wound up, upon:
     (a) an Event of Withdrawal of the General Partner as provided in Section 11.1(a), unless a successor is admitted to the Partnership pursuant to Section 10.2;
     (b) an election to dissolve the Partnership by the General Partner that is approved by the holders of a Unit Majority;
     (c) the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act; or
     (d) at any time there are no Limited Partners, unless the Partnership is continued without dissolution in accordance with the Delaware Act.
     Section 12.2 Continuation of the Business of the Partnership After Dissolution.
     Upon (a) dissolution of the Partnership following an Event of Withdrawal caused by the withdrawal or removal of the General Partner as provided in Section 11.1(a)(i) or 11.1(a)(iii) and the failure of the Partners to select a successor to such Departing General Partner pursuant to Section 11.1 or 11.2, then, to the fullest extent permitted by law, within 90 days thereafter, or (b) dissolution of the Partnership upon an event constituting an Event of Withdrawal as defined in Section 11.1(a)(iv), (v) or (vi), then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a Unit Majority may elect in writing to continue the business of the Partnership on the same terms and conditions set forth in this Agreement by appointing, effective as of the date of the Event of Withdrawal, as a successor General Partner a Person approved by the holders of a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall dissolve and conduct only activities necessary to wind up its affairs. If such an election is so made, then:
     (i) the Partnership shall continue without dissolution unless earlier dissolved in accordance with this Article XII;
     (ii) if the successor General Partner is not the former General Partner, then the interest of the former General Partner shall be treated in the manner provided in Section 11.3; and
     (iii) the successor General Partner shall be admitted to the Partnership as General Partner, effective as of the Event of Withdrawal, by agreeing in writing to be bound by this Agreement;
provided, that the right of the holders of a Unit Majority to approve a successor General Partner and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that (x) the exercise of the right would not result in the loss of limited liability under the Delaware Act of any Limited Partner and (y) neither the Partnership nor any Group Member would be treated as an association taxable as a corporation or otherwise be taxable as an entity for U.S. federal income tax purposes upon the exercise of such right to continue (to the extent not already so treated or taxed).
     Section 12.3 Liquidator.
     Upon dissolution of the Partnership, the General Partner, or if none, the holders of a Unit Majority, shall select one or more Persons to act as Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of at least a majority of the Outstanding Common Units. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days’ prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of at least a majority of the Outstanding Common Units. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of at least a majority of the Outstanding Common Units. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.3) necessary or appropriate to carry out the duties and functions of the Liquidator hereunder for and during the period of time required to complete the winding up and liquidation of the Partnership as provided for herein.
     Section 12.4 Liquidation.
     The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to Section 17-804 of the Delaware Act and the following:
     (a) The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may defer liquidation or distribution of the Partnership’s assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership’s assets would be impractical or would cause undue loss to the Partners. The Liquidator may distribute the Partnership’s assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.
     (b) The Liquidator shall first satisfy the liabilities of the Partnership. Liabilities of the Partnership include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be applied as additional liquidation proceeds.
     (c) All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c)) for the taxable period of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable period (or, if later, within 90 days after said date of such occurrence).
     Section 12.5 Cancellation of Certificate of Limited Partnership.
     Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the winding up of the Partnership, the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.
     Section 12.6 Return of Contributions.
     The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any money or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.
     Section 12.7 Waiver of Partition.
     To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.
     Section 12.8 Capital Account Restoration.

     No Limited Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership. The General Partner shall be obligated to restore any negative balance in its Capital Account upon liquidation of its interest in the Partnership by the end of the taxable period of the Partnership during which such liquidation occurs, or, if later, within 90 days after the date of such liquidation.
ARTICLE XIII
AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE
     Section 13.1 Amendments to be Adopted Solely by the General Partner.
     Each Partner agrees that the General Partner, without the approval of any Partner, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:
     (a) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;
     (b) the admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;
     (c) a change that the General Partner determines to be necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership or other entity in which the Limited Partners have limited liability under the laws of any state or to ensure that the Group Members will not be treated as associations taxable as corporations or otherwise taxed as entities for federal income tax purposes;
     (d) a change that the General Partner determines (1) does not adversely affect the Limited Partners considered as a whole (or any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect (except as permitted by subsection (g) hereof); provided, however, that for purposes of determining whether an amendment satisfies the requirements of this Section 13.1(a)(i), the General Partner may in its sole discretion disregard any adverse effect on any class or classes of Partnership Interests the holders of which have approved such amendment pursuant to Section 13.3(c)(2) to be necessary or appropriate to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the Units (including the division of any class or classes of Outstanding Units into different classes to facilitate uniformity of tax consequences within such classes of Units) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which any class of Partnership Interests are or will be listed or admitted to trading, (3) to be necessary or appropriate in connection with action taken by the General Partner pursuant to Section 5.8 or (4) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;
     (e) a change in the fiscal year or taxable period of the Partnership and any other changes that the General Partner determines to be necessary or appropriate as a result of a change in the fiscal year or taxable period of the Partnership including, if the General Partner shall so determine, a change in the definition of “Quarter” and the dates on which distributions are to be made by the Partnership;
     (f) an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, or the General Partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;
     (g) an amendment that the General Partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of any class or series of Partnership Interests or options, rights, warrants, restricted units, appreciation rights, tracking or phantom interests or other economic interests in the Partnership relating to Partnership Interests pursuant to the terms of Section 5.6;
     (h) any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

     (i) an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.3;
     (j) an amendment that the General Partner determines to be necessary or appropriate to reflect and account for the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, limited liability company, joint venture or other entity, in connection with the conduct by the Partnership of activities permitted by Section 2.4 or 7.1(a);
     (k) a merger, conveyance or conversion pursuant to Section 14.3(d); or
     (l) any other amendments substantially similar to the foregoing.
     Section 13.2 Amendment Procedures.
     Except as provided in Section 13.1 and Section 13.3, all amendments to this Agreement shall be made in accordance with the requirements contained in this Section 13.2. Amendments to this Agreement may be proposed only by the General Partner; provided, however, that, to the fullest extent permitted by law, the General Partner shall have no duty or obligation to propose or approve any amendment to this Agreement and may decline to do so free of any duty (including any fiduciary duty) or obligation whatsoever to the Partnership, any Limited Partner or any other Person bound by this Agreement and, in declining to propose or approve an amendment, to the fullest extent permitted by law shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. A proposed amendment shall be effective upon its approval by the General Partner and, except as otherwise provided by Sections 13.1 and 13.3, the holders of a Unit Majority, unless a greater or different percentage is required under this Agreement. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment, in each case in accordance with the other provisions of this Article XIII. The General Partner shall notify all Record Holders upon final adoption of any such proposed amendments. The General Partner shall be deemed to have notified all Record Holders as required by this Section 13.2 if it has either (i) filed such amendment with the Commission via its Electronic Data Gathering, Analysis and Retrieval system, or any successor system, and such amendment is publicly available on such system or (ii) made such amendment available on any publicly available website maintained by the Partnership.
     Section 13.3 Amendment Requirements.
     (a) Notwithstanding the provisions of Section 13.1 and Section 13.2, no provision of this Agreement (other than a provision of the Delaware Act that becomes part of this Agreement by operation of law) that establishes a percentage of Outstanding Units (including Units deemed owned by the General Partner) or requires a vote or approval of Partners (or a subset of the Partners) holding a specified Percentage Interest required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of, (i) in the case of any provision of this Agreement other than Section 11.2 or Section 13.4, reducing such percentage or, (ii) in the case of Section 11.2 or Section 13.4, increasing such percentage, unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute not less than the voting requirement sought to be reduced or increased, as applicable.
     (b) Notwithstanding the provisions of Section 13.1 and Section 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner (including requiring any holder of a class of Partnership Interests to make additional Capital Contributions to the Partnership) without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c), or (ii) enlarge the obligations of, restrict, change or modify in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without the General Partner’s consent, which consent may be given or withheld in its sole discretion.
     (c) Except as provided in Section 14.3, and without limitation of the General Partner’s authority to adopt amendments to this Agreement without the approval of any other Partners as contemplated by Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected. If the General Partner determines an amendment does not satisfy the requirements of Section 13.1(d)(i) because it adversely affects one or more classes of Partnership Interests, as compared to other classes of Partnership Interests, in any material respect, such amendment shall only be required to be approved by the adversely affected class or classes.
     (d) Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Percentage Interests of all Limited Partners voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under the Delaware Act or the applicable partnership law of the state under whose laws the Partnership is organized.
     (e) Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of the Partners (including the General Partner and its Affiliates) holding at least 90% of the Percentage Interests of all Limited Partners.
     Section 13.4 Special Meetings.
     All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Partnership Interests of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the Limited Partners either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the time notice of the meeting is given as provided in Section 16.1. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.
     Section 13.5 Notice of a Meeting.
     Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Partnership Interests for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.
     Section 13.6 Record Date.
     For purposes of determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11 the General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading or U.S. federal securities laws, in which case the rule, regulation, guideline or requirement of such National Securities Exchange or U.S. federal securities laws shall govern) or (b) in the event that approvals are sought without a meeting, the date by which Limited Partners are requested in writing by the General Partner to give such approvals. If the General Partner does not set a Record Date, then (a) the Record Date for determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners shall be the close of business on the day next preceding the day on which notice is given and (b) the Record Date for determining the Limited Partners entitled to give approvals without a meeting shall be the date the first written approval is deposited with the Partnership in care of the General Partner in accordance with Section 13.11.
     Section 13.7 Adjournment.
     When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.
     Section 13.8 Waiver of Notice; Approval of Meeting.
     The transactions of any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if such transactions had occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except when the Limited Partner attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.
     Section 13.9 Quorum and Voting.
     The holders of a majority, by Percentage Interest, of the Outstanding Partnership Interests of the class or classes for which a meeting has been called represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by holders of a greater Percentage Interest, in which case the quorum shall be such greater percentage. At any meeting of the Limited Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding Partnership Interests that in the aggregate represent a majority of the Percentage Interest of those present in person or by proxy and entitled to vote at such meeting shall be deemed to constitute the act of all Limited Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Limited Partners holding Partnership Interests that in the aggregate represent at least such greater or different percentage shall be required; provided that if, as a matter of law, approval by a plurality vote of Partners (or any class thereof) is required to approve any action, no minimum quorum hall be required. The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by Partners holding the required Percentage Interest specified in this Agreement. In the absence of a quorum any meeting of Limited Partners may be adjourned from time to time by the affirmative vote of Partners with at least a majority, by Percentage Interest, of the Outstanding Partnership Interests present and entitled to vote at such meeting represented either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7.
     Section 13.10 Conduct of a Meeting.
     The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.
     Section 13.11 Action Without a Meeting.
     If authorized by the General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting, without a vote and without prior notice, if an approval in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum percentage, by Percentage Interest, of the Outstanding Partnership Interests of the class or classes for which a meeting has been or would have been called (including Partnership Interests deemed owned by the General Partner) that would be necessary to authorize or take such action at a meeting at which all the Limited Partners entitled to vote at such meeting were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not consented. The General Partner may specify that any written ballot, if any, submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. If a ballot returned to the Partnership does not vote all of the Partnership Interests held by a Limited Partner, the Partnership shall be deemed to have failed to receive a ballot for the Partnership Interests that were not voted. If approval of the taking of any action by the Limited Partners is solicited by any Person other than by or on behalf of the General Partner, any written approvals or approvals transmitted by electronic transmission shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the General Partner and (b) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability, and (ii) is otherwise permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners. Nothing contained in this Section 13.11 shall be deemed to require the General Partner to solicit all Limited Partners in connection with a matter approved by the holders of the requisite Percentage Interest of Partnership Interests acting by written consent or consent by electronic transmission without a meeting.
     Section 13.12 Right to Vote and Related Matters.
     (a) Only those Record Holders of the Outstanding Partnership Interests on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of “Outstanding”) shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Partnership Interests have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Partnership Interests shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Partnership Interests.
     (b) With respect to Partnership Interests that are held for a Person’s account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Partnership Interests are registered, such other Person shall, in exercising the voting rights in respect of such Partnership Interests on any matter, and unless the arrangement between such Persons provides otherwise, vote such Partnership Interests behalf of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.

ARTICLE XIV
MERGER, CONSOLIDATION OR CONVERSION
     Section 14.1 Authority.
     The Partnership may merge or consolidate with or into one or more corporations, limited liability companies, statutory trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a partnership (whether general or limited (including a limited liability partnership)) or convert into any such entity, whether such entity is formed under the laws of the State of Delaware or any other state of the United States of America, pursuant to a written plan of merger or consolidation (“Merger Agreement”) or a written plan of conversion (“Plan of Conversion”), as the case may be, in accordance with this Article XIV.
     Section 14.2 Procedure for Merger, Consolidation or Conversion.
     (a) Merger, consolidation or conversion of the Partnership pursuant to this Article XIV requires the prior consent of the General Partner, provided, however, that, to the fullest extent permitted by law, the General Partner shall have no duty or obligation to consent to any merger, consolidation or conversion of the Partnership and may decline to do so free of any duty (including any fiduciary duty) or obligation whatsoever to the Partnership, any Limited Partner and, in declining to consent to a merger, consolidation or conversion, to fullest extent permitted under the law shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement or any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity.
     (b) If the General Partner shall determine to consent to the merger or consolidation, the General Partner shall approve the Merger Agreement, which shall set forth:
     (i) the name and jurisdiction of formation or organization of each of the business entities proposing to merge or consolidate;
     (ii) the name and jurisdiction of formation or organization of the business entity that is to survive the proposed merger or consolidation (the “Surviving Business Entity”);
     (iii) the terms and conditions of the proposed merger or consolidation;
     (iv) the manner and basis of exchanging or converting the equity interests, securities or rights of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity; and (A) if any equity interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity, then the cash, property or interests, rights, securities or obligations of any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity) that the holders of such equity interests, securities or rights are to receive in exchange for, or upon conversion of their equity interests, securities or rights, and (B) in the case of equity interests represented by certificates, upon the surrender of such certificates, which cash, property or interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;
     (v) a statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership, certificate of formation or limited liability company agreement or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;
     (vi) the effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, however, that if the effective time of the merger is to be later than the date of the filing of such certificate of merger, the effective time shall be fixed at a date or time certain and stated in the certificate of merger); and
     (vii) such other provisions with respect to the proposed merger or consolidation that the General Partner determines to be necessary or appropriate.

     (c) If the General Partner shall determine to consent to the conversion, the General Partner shall approve the Plan of Conversion, which shall set forth:
     (i) the name of the converting entity and the converted entity;
     (ii) a statement that the Partnership is continuing its existence in the organizational form of the converted entity;
     (iii) a statement as to the type of entity that the converted entity is to be and the state or country under the laws of which the converted entity is to be incorporated, formed or organized;
     (iv) the manner and basis of exchanging or converting the equity securities, interests or rights of each constituent business entity for, or into, cash, property, interests, rights, securities or obligations of the converted entity or, in addition to or in lieu thereof, cash, property, interests, rights, securities or obligations of another entity, or the cancellation of such equity securities, interests or rights;
     (v) in an attachment or exhibit, the certificate of conversion;
     (vi) in an attachment or exhibit, the certificate of limited partnership, articles of incorporation, or other organizational documents of the converted entity;
     (vii) the effective time of the conversion, which may be the date of the filing of the certificate of conversion or a later date specified in or determinable in accordance with the Plan of Conversion (provided, however, that if the effective time of the conversion is to be later than the date of the filing of such certificate of conversion, the effective time shall be fixed at a date or time certain and stated in such certificate of conversion); and
     (viii) such other provisions with respect to the proposed conversion that the General Partner determines to be necessary or appropriate.
     Section 14.3 Approval by Limited Partners.
     (a) Except as provided in Section 14.3(d), the General Partner, upon its approval of the Merger Agreement or the Plan of Conversion, as the case may be, shall direct that the Merger Agreement or the Plan of Conversion and the merger, consolidation or conversion contemplated thereby, as applicable, be submitted to a vote of Limited Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII. A copy or a summary of the Merger Agreement or the Plan of Conversion, as the case may be, shall be included in or enclosed with the notice of a special meeting or the written consent.
     (b) Except as provided in Sections 14.3(d) and 14.3(e), the Merger Agreement or Plan of Conversion, as the case may be, shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority unless the Merger Agreement or Plan of Conversion, as the case may be, contains any provision that, if contained in an amendment to this Agreement, the provisions of this Agreement or the Delaware Act would require for its approval the vote or consent of the holders of a greater percentage of the Outstanding Units or of any class of Limited Partners, in which case such greater percentage vote or consent shall be required for approval of the Merger Agreement or the Plan of Conversion, as the case may be.
     (c) Except as provided in Sections 14.3(d) and 14.3(e), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger or certificate of conversion pursuant to Section 14.4, the merger, consolidation or conversion may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement or Plan of Conversion, as the case may be.
     (d) Notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to convert the Partnership or any Group Member into a new limited liability entity, to merge the Partnership or any Group Member into, or convey all of the Partnership’s assets to, another limited liability entity that shall be newly formed and shall have no assets, liabilities or operations at the time of such conversion, merger or conveyance other than those it receives from the Partnership or other Group Member if (i) the General Partner has received an Opinion of Counsel that the conversion, merger or conveyance, as the case may be, would not result in the loss of the limited liability of any Limited Partner as compared to its limited liability under the Delaware Act or cause the Partnership or any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already treated as such), (ii) the sole purpose of such conversion, merger, or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the governing instruments of the new entity provide the Limited Partners and the General Partner with substantially the same rights and obligations as are herein contained.
     (e) Additionally, notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to merge or consolidate the Partnership with or into another entity if (A) the General Partner has received an Opinion of Counsel that the merger or consolidation, as the case may be, would not result in the loss of the limited liability of any Limited Partner as compared to its limited liability under the Delaware Act or cause the Partnership or any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already treated as such), (B) the merger or consolidation would not result in an amendment to this Agreement, other than any amendments that could be adopted pursuant to Section 13.1, (C) the Partnership is the Surviving Business Entity in such merger or consolidation, (D) each Partnership Interest Outstanding immediately prior to the effective date of the merger or consolidation is to be an identical Partnership Interest of the Partnership after the effective date of the merger or consolidation, and (E) the number of Partnership Interests to be issued by the Partnership in such merger or consolidation does not exceed 20% of the Partnership Interests Outstanding immediately prior to the effective date of such merger or consolidation.
     (f) Pursuant to Section 17-211(g) of the Delaware Act, an agreement of merger or consolidation approved in accordance with this Article XIV may (a) effect any amendment to this Agreement or (b) effect the adoption of a new partnership agreement for the Partnership if it is the Surviving Business Entity. Any such amendment or adoption made pursuant to this Section 14.3 shall be effective at the effective time or date of the merger or consolidation.
     Section 14.4 Certificate of Merger.
     Upon the required approval by the General Partner and the Unitholders of a Merger Agreement or a Plan of Conversion, as the case may be, a certificate of merger or certificate of conversion, as applicable, shall be executed and filed with the Secretary of State of the State of Delaware in conformity with the requirements of the Delaware Act.
     Section 14.5 Effect of Merger, Consolidation or Conversion.
     (a) At the effective time of the certificate of merger:
     (i) all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;
     (ii) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;
     (iii) all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and
     (iv) all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.
     (b) At the effective time of the certificate of conversion:
     (i) the Partnership shall continue to exist, without interruption, but in the organizational form of the converted entity rather than in its prior organizational form;
     (ii) all rights, title, and interests in and to all real estate and other property owned by the Partnership shall continue to be owned by the converted entity in its new organizational form without reversion or impairment, without further act or deed, and without any transfer or assignment having occurred, but subject to any existing liens or other encumbrances thereon;
     (iii) all liabilities and obligations of the Partnership shall continue to be liabilities and obligations of the converted entity in its new organizational form without impairment or diminution by reason of the conversion;

     (iv) all rights of creditors or other parties with respect to or against the prior interest holders or other owners of the Partnership in their capacities as such in existence as of the effective time of the conversion will continue in existence as to those liabilities and obligations and may be pursued by such creditors and obligees as if the conversion did not occur;
     (v) a proceeding pending by or against the Partnership or by or against any of Partners in their capacities as such may be continued by or against the converted entity in its new organizational form and by or against the prior partners without any need for substitution of parties; and
     (vi) the Partnership Units or other rights, securities or interests of the Partnership that are to be converted into cash, property, rights, securities or interests in the converted entity, or rights, securities or interests in any other entity, as provided in the Plan of Conversion shall be so converted, and Partners shall be entitled only to the rights provided in the Plan of Conversion.
ARTICLE XV
RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS
     Section 15.1 Right to Acquire Limited Partner Interests.
     (a) Notwithstanding any other provision of this Agreement, if at any time the General Partner and its Affiliates hold more than 80% of the total Limited Partner Interests of any class then Outstanding, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable in its sole discretion, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed.
     (b) If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the Transfer Agent notice of such election to purchase (the “Notice of Election to Purchase”) and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class or classes (as of a Record Date selected by the General Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be published for a period of at least three consecutive days in at least two daily newspapers of general circulation printed in the English language and published in the Borough of Manhattan, New York. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of such Limited Partner Interests (including Certificates representing such Limited Partner Interests in the case of Limited Partner Interests evidenced by Certificates) in exchange for payment of the purchase price, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any such Limited Partner Interest shall not have been surrendered for purchase, all rights of the holders of such Limited Partner Interests (including any rights pursuant to Article III, Article IV, Article V, Article VI, and Article XII) shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 15.1(a)) therefor, without interest, upon surrender to the Transfer Agent of such Limited Partner Interests (including the Certificates representing such Limited Partner Interests in the case of Limited Partner Interests represented by Certificates), and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the owner of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the owner of such Limited Partner Interests (including all rights as owner of such Limited Partner Interests pursuant to Article III, Article IV, Article V, Article VI and Article XII).
     (c) In the case of Limited Partner Interests evidenced by Certificates, at any time from and after the Purchase Date, a holder of an Outstanding Limited Partner Interest subject to purchase as provided in this Section 15.1 may surrender his Certificate evidencing such Limited Partner Interest to the Transfer Agent in exchange for payment of the amount described in Section 15.1(a), therefor, without interest thereon.
ARTICLE XVI
GENERAL PROVISIONS
     Section 16.1 Addresses and Notices; Written Communications.
     (a) Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner at the address described below. Any notice, payment or report to be given or made to a Partner hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Interests at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Interests by reason of any assignment or otherwise. Notwithstanding the foregoing, if (i) a Partner shall consent to receiving notices, demands, requests, reports or proxy materials via electronic mail or by the Internet or (ii) the rules of the Commission shall permit any report or proxy materials to be delivered electronically or made available via the Internet, any such notice, demand, request, report or proxy materials shall be deemed given or made when delivered or made available via such mode of delivery. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report given or made in accordance with the provisions of this Section 16.1 is returned marked to indicate that such notice, payment or report was unable to be delivered, such notice, payment or report and, in the case of notices, payments or reports returned by the United States Postal Service (or other physical mail delivery mail service outside the United States of America), any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) or other delivery if they are available for the Partner at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership designated pursuant to Section 2.3. The General Partner may rely and shall be protected in relying on any notice or other document from a Partner or other Person if believed by it to be genuine.
     (b) The terms “in writing,” “written communications,” “written notice” and words of similar import shall be deemed satisfied under this Agreement by use of e-mail and other forms of electronic communication.
     Section 16.2 Further Action.
     The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.
     Section 16.3 Binding Effect.
     This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.
     Section 16.4 Integration.

     This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.
     Section 16.5 Creditors.
     Except as provided in Section 16.7, none of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.
     Section 16.6 Waiver.
     No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall, to the fullest extent permitted by law, constitute waiver of any such breach of any other covenant, duty, agreement or condition.
     Section 16.7 Third-Party Beneficiaries.
     Each Partner agrees that (a) any Indemnitee shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Indemnitee and (b) any Unrestricted Person shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Unrestricted Person.
     Section 16.8 Counterparts.
     This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Limited Partner Interest, pursuant to Sections 10.1(a) without execution hereof.
     Section 16.9 Applicable Law; Forum, Venue and Jurisdiction.
     (a) This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.
     (b) To the fullest extent permitted by law, each of the Partners and each Person holding any beneficial interest in the Partnership (whether through a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing or otherwise):
     (i) irrevocably agrees that any claims, suits, actions or proceedings (A) arising out of or relating in any way to this Agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of this Agreement or the duties, obligations or liabilities of the Partnership, among Partners or of Partners to the Partnership, or the rights or powers of, or restrictions on, the Partners or the Partnership), (B) brought in a derivative manner on behalf of the Partnership, (C) asserting a claim of breach of duty (including any fiduciary duty) owed by any director, officer, or other employee of the Partnership or the General Partner, or owed by the General Partner to the Partnership or the Partners, (D) asserting a claim arising pursuant to or to interpret or enforce any provision of the Delaware Act or (E) asserting a claim governed by the internal affairs doctrine, shall be exclusively brought in the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction), in each case regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims;
     (ii) irrevocably submits to the exclusive jurisdiction of such courts in connection with any such claim, suit, action or proceeding;
     (iii) irrevocably agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of such courts or of any other court to which proceedings in such courts may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum, or (C) the venue of such claim, suit, action or proceeding is improper;
     (iv) expressly waives any requirement for the posting of a bond by a party bringing such claim, suit, action or proceeding;
     (v) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such services shall constitute good and sufficient service of process and notice thereof; provided, however, nothing in this clause (v) hereof shall affect or limit any right to serve process in any other manner permitted by law; and
     (vi) IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY SUCH CLAIM, SUIT, ACTION OR PROCEEDING.

     (v) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such services shall constitute good and sufficient service of process and notice thereof; provided, however, nothing in this clause (v) hereof shall affect or limit any right to serve process in any other manner permitted by law; and
     (vi) IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY SUCH CLAIM, SUIT, ACTION OR PROCEEDING.
     Section 16.10 Invalidity of Provisions.
     If any provision or part of a provision of this Agreement is or becomes for any reason, invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions and part thereof contained herein shall not be affected thereby and this Agreement shall, to the fullest extent permitted by law, be reformed and construed as if such invalid, illegal or unenforceable provision, or part of a provision, had never been contained herein, and such provision or part reformed so that it would be valid, legal and enforceable to the maximum extent possible.
     Section 16.11 Consent of Partners.
     Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner and each other Person bound by the provisions of this Agreement shall be bound by the results of such action.
     Section 16.12 Facsimile Signatures.
     The use of facsimile signatures affixed in the name and on behalf of the transfer agent and registrar of the Partnership on Certificates representing Partnership Interests is expressly permitted by this Agreement.
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57

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

GENERAL PARTNER: MID-CON ENERGY GP, LLC
By:
	Name:	Charles R. Olmstead
	Title:	Chief Executive Officer

LIMITED PARTNERS: All limited partners now or hereafter admitted as Limited Partners of the Partnership without execution hereof pursuant to Section 10.1(a).

[Signature Page - First Amended and Restated Agreement of Limited Partnership
of Mid-Con Energy Partners, LP]

58

EXHIBIT A
to the First Amended and Restated
Agreement of Limited Partnership of
Mid-Con Energy Partners, LP
Certificate Evidencing Common Units
Representing Limited Partner Interests in
Mid-Con Energy Partners, LP

No.	Common Units
     In accordance with Section 4.1 of the First Amended and Restated Agreement of Limited Partnership of Mid-Con Energy Partners, LP, as amended, supplemented or restated from time to time (the “Partnership Agreement”), Mid-Con Energy Partners, LP, a Delaware limited partnership (the “Partnership”), hereby certifies that (the “Holder”) is the registered owner of Common Units representing limited partner interests in the Partnership (the “Common Units”) transferable on the books of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed. The rights, preferences and limitations of the Common Units are set forth in, and this Certificate and the Common Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at 2431 E. 61st Street, Suite 850, Tulsa, Oklahoma 74136. Capitalized terms used herein but not defined shall have the meanings given them in the Partnership Agreement.
     THE HOLDER OF THIS SECURITY ACKNOWLEDGES FOR THE BENEFIT OF MID-CON ENERGY PARTNERS, LP THAT THIS SECURITY MAY NOT BE SOLD, OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED IF SUCH TRANSFER WOULD (A) VIOLATE THE THEN APPLICABLE FEDERAL OR STATE SECURITIES LAWS OR RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER GOVERNMENTAL AUTHORITY WITH JURISDICTION OVER SUCH TRANSFER, (B) TERMINATE THE EXISTENCE OR QUALIFICATION OF MID-CON ENERGY PARTNERS, LP UNDER THE LAWS OF THE STATE OF DELAWARE, (C) CAUSE MID-CON ENERGY PARTNERS, LP TO BE TREATED AS AN ASSOCIATION TAXABLE AS A CORPORATION OR OTHERWISE TO BE TAXED AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED) OR (D) VIOLATE THE TERMS AND CONDITIONS OF THE PARTNERSHIP AGREEMENT. MID-CON ENERGY GP, LLC, THE GENERAL PARTNER OF MID-CON ENERGY PARTNERS, LP, MAY IMPOSE ADDITIONAL RESTRICTIONS ON THE TRANSFER OF THIS SECURITY IF IT DETERMINES WITH THE ADVICE OF COUNSEL THAT SUCH RESTRICTIONS ARE NECESSARY OR ADVISABLE TO AVOID A SIGNIFICANT RISK OF MID-CON ENERGY PARTNERS, LP BECOMING TAXABLE AS A CORPORATION OR OTHERWISE BECOMING TAXABLE AS AN ENTITY FOR U.S. FEDERAL INCOME TAX PURPOSES OR TO PRESERVE THE UNIFORMITY OF THE LIMITED PARTNER INTERESTS REPRESENTED BY THIS SECURITY (OR ANY CLASS OR CLASSES THEREOF).
     The Holder, by accepting this Certificate, is deemed to have (i) requested admission as, and agreed to become, a Limited Partner and to have agreed to comply with and be bound by the terms of the Partnership Agreement, (ii) represented and warranted that the Holder has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement and (iii) made the waivers and given the consents and approvals contained in the Partnership Agreement.
     This Certificate shall not be valid for any purpose unless it has been countersigned and registered by the Transfer Agent and Registrar. This Certificate shall be governed by and construed in accordance with the laws of the State of Delaware.

A-1

Dated:	Mid-Con Energy Partners, LP

Countersigned and Registered by:	By:	MID-CON ENERGY GP, LLC

By:

As Transfer Agent and Registrar	Name:

Title:

By:

Name:

Title:

A-2

[Reverse of Certificate]
ABBREVIATIONS
The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

TEN COM — as tenants in common	UNIF GIFT/TRANSFERS MIN ACT
TEN ENT — as tenants by the entireties	__________ Custodian _________
JT TEN — as joint tenants with right of survivorship and not as tenants in common
(Cust) Minor)
Under Uniform Gifts/Transfers to CD Minors Act (State)
Additional abbreviations, though not in the above list, may also be used.
ASSIGNMENT OF COMMON UNITS OF
MID-CON ENERGY PARTNERS, LP
     FOR VALUE RECEIVED, _____________ hereby assigns, conveys, sells and transfers unto

(Please print or typewrite name and address of assignee)	(Please insert Social Security or other identifying number of assignee)
____________ Common Units representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby irrevocably constitute and appoint ___________ as its attorney-in-fact with full power of substitution to transfer the same on the books of Mid-Con Energy Partners, LP

Date:	NOTE: The signature to any endorsement hereon must correspond with the name as written upon the face of this Certificate in every particular without alteration, enlargement or change.

THE SIGNATURE(S) MUST BE GUARANTEED BY AN
ELIGIBLE GUARANTOR INSTITUTION (BANKS,

STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE	(Signature)

GUARANTEE MEDALLION PROGRAM), PURSUANT TO	(Signature)
S.E.C. RULE 17Ad-15

No transfer of the Common Units evidenced hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer.

61

APPENDIX B—GLOSSARY OF TERMS

The following includes a description of the meanings of some of the oil and gas industry terms used in this prospectus. The definitions of proved developed reserves, proved reserves and proved undeveloped reserves have been excerpted from the applicable definitions contained in Rule 4-10(a) of Regulation S-X.

Basin:  A large depression on the earth’s surface in which sediments accumulate.

Bbl:  One stock tank barrel, or 42 U.S. gallons liquid volume, used in reference to oil or other liquid hydrocarbons.

Bbl/d:  One Bbl per day.

Behind Pipe:  Reserves associated with recompletion projects which have not been previously produced.

Boe:  One Boe is equal to six Mcf of natural gas or one Bbl of oil based on a rough energy equivalency. This is a physical correlation of heat content and does not reflect a value or price relationship between the commodities.

Boe/d:  One Boe per day.

Btu:  One British thermal unit, the quantity of heat required to raise the temperature of a one-pound mass of water by one degree Fahrenheit.

Conventional Hydraulic Fracturing:  Hydraulic fracturing is used to stimulate production from new and existing oil and gas wells. Large volumes of fracturing fluids, or “fracing fluids,” are pumped deep into the well at high pressures sufficient to cause the reservoir rock to break or fracture. Almost all frac fluid mixtures are comprised of more than 95 percent water. As the pressure builds within the well, rock beds begin to crack. More fluid is added while the pressure is increased until the rock beds finally fracture, creating channels for trapped oil and natural gas to flow into the well and up to the surface. The fractures are kept open with proppants made of small granular solids (generally sand) to ensure the continued flow of fluids. By creating or even restoring fractures, the surface area of a formation exposed to the borehole increases and the fracture provides a conductive path that connects the reservoir to the well. These new paths increase the rate that fluids can be produced from the reservoir formations, in some cases by many hundreds of percent.

Developed Acreage:  Acres spaced or assigned to productive wells or wells capable of production.

Development Well:  A well drilled within the proved area of an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

Dry Hole or Well:  A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production would exceed production expenses and taxes.

Exploitation:  Drilling or other projects that may target proven or unproven reserves (such as probable or possible reserves), but that generally have a lower risk than that associated with exploration projects.

Exploratory Well:  A well drilled to find and produce oil and natural gas reserves not classified as proved, to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir or to extend a known reservoir.

Field:  An area comprised of multiple leases in close proximity to one another that typically produce from the same reservoirs and may or may not be produced under waterflood.

Injection Well:  A well employed for the introduction into an underground stratum of water, gas or other fluid under pressure.

MBbls:  One thousand Bbls.

MBoe:  One thousand Boe.

MBoe/d  One thousand Boe per day.

MBtu:  One thousand Btu.

Mcf:  One thousand cubic feet of natural gas.

Mcf/d  One thousand cubic feet of natural gas per day.

MMBoe:  One million Boe.

MMBtu:  One million Btu.

MMcf:  One million cubic feet of natural gas.

Net Production:  Production that is owned by us less royalties and production due others.

Net Revenue Interest:  A working interest owner’s gross working interest in production less the royalty, overriding royalty, production payment and net profits interests.

NYMEX:  New York Mercantile Exchange.

Oil:  Oil, condensate and natural gas liquids.

Proved Developed Reserves:  Proved reserves that can be expected to be recovered from existing wells with existing equipment and operating methods.

Proved Reserves:  Those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible, from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations, prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced, or the operator must be reasonably certain that it will commence the project, within a reasonable time. The area of the reservoir considered as proved includes (i) the area identified by drilling and limited by fluid contacts, if any, and (ii) adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data. In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons, LKH, as seen in a well penetration unless geoscience, engineering or performance data and reliable technology establishes a lower contact with reasonable certainty. Where direct observation from well penetrations has defined a highest known oil, HKO, elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty. Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when (i) successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (ii) the project has been approved for development by all necessary parties and entities, including governmental entities. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the twelve-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Proved Undeveloped Reserves:  Proved oil and natural gas reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

Realized Price:  The cash market price less all expected quality, transportation and demand adjustments.

Recompletion:  The completion for production of an existing wellbore in another formation from that which the well has been previously completed. Reserves associated with recompletion are also referred to as “Behind Pipe.”

Reserve:  That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Reservoir:  A porous and permeable underground formation containing a natural accumulation of producible oil and/or natural gas that is confined by impermeable rock or water barriers and is individual and separate from other reserves.

Spacing:  The distance between wells producing from the same reservoir. Spacing is often expressed in terms of acres (e.g., 40-acre spacing) and is often established by regulatory agencies.

Spot Price:  The cash market price without reduction for expected quality, transportation and demand adjustments.

Standardized Measure:  The present value of estimated future net revenue to be generated from the production of proved reserves, determined in accordance with the rules and regulations of the SEC (using prices and costs in effect as of the date of estimation), less future development, production and income tax expenses, and discounted at 10% per annum to reflect the timing of future net revenue. Because we are a limited partnership, we are generally not subject to federal or state income taxes and thus make no provision for federal or state income taxes in the calculation of our standardized measure. Standardized measure does not give effect to derivative transactions.

Unit:  A contiguous geographic area that was established and approved by state oil and gas commissions for the express purpose of secondary recovery.

Unitization:  The process of obtaining approval from working interest owners, mineral owners and regulatory agencies to conduct secondary (e.g., waterflooding) or tertiary operations.

Wellbore:  The hole drilled by the bit that is equipped for oil or natural gas production on a completed well. Also called well or borehole.

Working Interest:  The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and a share of production.

Workover:  Operations on a producing well to restore or increase production.

WTI:  A crude oil produced in West Texas that is used as a benchmark for oil prices in the United States.

APPENDIX C—CAWLEY, GILLESPIE & ASSOCIATES, INC.
SUMMARY OF JUNE 30, 2011 RESERVES

August 8, 2011
Mr. Robbin W. Jones
Vice President & COO
Mid-Con Energy I, LLC and Mid-Con Energy II, LLC
2431 E. 61st St., Suite 850
Tulsa, Oklahoma 74136

Re:	Reserve Audit Mid-Con Energy I, LLC and Mid-Con Energy II, LLC Interests Total Proved Reserves As of June 30, 2011

Pursuant to the Guidelines of the
Securities and Exchange Commission for
Reporting Corporate Reserves and
Future Net Revenue

Dear Mr. Jones:

At your request, this letter was prepared for Mid-Con Energy I, LLC and Mid-Con Energy II, LLC (“MCE”) on August 8, 2011 for the purpose of describing our audit of your estimates of proved reserves and forecasts of economics attributable to the subject interests. We examined 100% of MCE reserves, which are made up of oil and gas properties in various fields in Oklahoma and Colorado. This examination utilized an effective date of June 30, 2011, was prepared using constant prices and costs, and conforms to Item 1202(a)(8) of Regulation S-K and other rules of the Securities and Exchange Commission (SEC). Our examination included all methods and procedures as we considered necessary under the circumstances to render the opinion set forth herein. The estimates as prepared by MCE are summarized as follows:

				Cumulative
	Net	Net		Cash Flow
	Oil	Gas	Net	Disc. @ 10%
	(Mbbls)	(MMcf)	MBOE	(M$)

Total Proved	7,733	1,053	7,907	233,147
Proved Developed Producing	3,928	1,051	4,103	117,124
Proved Developed Non-Producing	1,295	2	1,295	51,832
Proved Developed Behind Pipe	207	0	207	7,076
Proved Undeveloped	2,302	0	2,302	57,115

Future revenue is prior to deducting state production taxes and ad valorem taxes. Future net cash flow is after deducting these taxes, future capital costs and operating expenses, but before consideration of federal income taxes. In accordance with SEC guidelines, the future net cash flow has been discounted at an annual rate of ten percent to determine its “present worth”.

Mid-Con Energy I, LLC and Mid-Con Energy II, LLC
Reserve Audit
August 8, 2011

The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

The oil reserves include oil and condensate. Oil volumes are expressed in barrels (42 U.S. gallons). Gas volumes are expressed in thousands of standard cubic feet (Mcf) at contract temperature and pressure base. Our audit involved proved reserves only and did not include any probable or possible reserves nor have any values been attributed to interest in acreage beyond the location for which undeveloped reserves have been estimated.

Hydrocarbon Pricing

The base SEC oil and gas prices calculated for June 30, 2011 were $89.96/bbl and $4.20/MMBTU, respectively. As specified by the SEC, a company must use a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The base oil and gas prices are based upon WTI-Cushing and Henry Hub spot prices, respectively, as published by the EIA for July 1, 2010 through June 1, 2011.

The base prices shown above were adjusted for differentials on a per-property basis, which may include local basis differentials, transportation, gas shrinkage, gas heating value (BTU content) and/or crude quality and gravity corrections. After these adjustments, the net realized prices for the SEC price case over the life of the proved properties was estimated to be $85.65 per barrel for oil and $7.62 per MCF for gas. All economic factors were held constant in accordance with SEC guidelines.

Economic Parameters

Ownership was accepted as furnished and has not been independently confirmed. Oil and gas price differentials, gas shrinkage, ad valorem taxes, severance taxes, lease operating expenses and investments were calculated and prepared by MCE and were reviewed by us for reasonableness. Lease operating expenses were either determined at the field or individual well level using averages calculated from historical lease operating statements. All economic parameters, including lease operating expenses and investments, were held constant (not escalated) throughout the life of these properties.

SEC Conformance and Regulations

The reserve classifications and the economic considerations used herein conform to the criteria of the SEC as defined in pages 6 and 7 following this letter. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties currently in effect except as noted herein. Government policies and market conditions different from those employed in this report may cause (1) the total quantity of oil or gas to be recovered, (2) actual production rates, (3) prices received, or (4) operating and capital costs to vary from those presented in this report. However, we do not anticipate nor are we aware of any legislative changes or restrictive regulatory actions that may impact the recovery of reserves.

This evaluation includes 41 proved undeveloped locations, which includes two (2) locations in the Harker Ranch Field in Colorado and 39 locations in various fields in Oklahoma. Each of these drilling locations proposed as part of MCE’s development plans conforms to the proved undeveloped standards as set forth by the SEC. In our opinion, MCE has indicated they have every intent to complete this development plan within the next five years. Furthermore, MCE

Mid-Con Energy I, LLC and Mid-Con Energy II, LLC
Reserve Audit
August 8, 2011

has demonstrated that they have the proper company staffing, financial backing and prior development success to ensure this five year development plan will be fully executed.

Reserve Estimation Methods

The methods employed in estimating reserves are described in page 5 following this letter. Reserves for proved developed producing wells were estimated using production performance methods for the vast majority of properties. Certain new producing properties with very little production history were forecast using a combination of production performance and analogy to similar production, both of which are considered to provide a relatively high degree of accuracy.

Non-producing reserve estimates, for both developed and undeveloped properties, were forecast using either volumetric or analogy methods, or a combination of both. For certain fields either waterflooding or preparing for a waterflood, proved undeveloped reserves were based upon results from either a pilot waterflood (in the field) or an analogous, nearby waterflood deemed to be relevant. These methods provide a relatively high degree of accuracy for predicting proved developed non-producing and proved undeveloped reserves for MCE properties, due to the mature nature of their properties targeted for development and an abundance of subsurface control data. The assumptions, data, methods and procedures used herein are appropriate for the purpose served by this audit.

General Discussion

An on-site field inspection of the properties has not been performed. The mechanical operation or condition of the wells and their related facilities have not been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc. (“CG&A”) Possible environmental liability related to the properties has not been investigated nor considered. The cost of plugging and the salvage value of equipment at abandonment have not been included.

The estimates and forecasts were based upon interpretations of data furnished by your office and available from our files. To some extent information from public records has been used to check and/or supplement these data. The basic engineering and geological data were subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. All estimates represent our best judgment based on the data available at the time of preparation. Due to inherent uncertainties in future production rates, commodity prices and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

It should be understood that our audit and the development of our reserves forecasts do not constitute a complete reserve study of the oil and gas properties of MCE. In the conduct of our audit, we have not independently verified the accuracy and completeness of information and data furnished by MCE with respect to ownership interests, oil and gas production, historical costs of operation and developments, product prices, agreements relating to current and future operations and sales of production. Furthermore, if in the course of our examination something came to our attention which brought into question the validity or sufficiency of any of such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or independently verified such information or data.

Mid-Con Energy I, LLC and Mid-Con Energy II, LLC
Reserve Audit
August 8, 2011

Please be advised that, based upon the foregoing, in our opinion the above-described estimates of Mid-Con Energy I, LLC and Mid-Con Energy II, LLC’s total proved reserves are, in the aggregate, reasonable within the established audit tolerance guidelines of (+ or −) 10%. Also, these estimates have been prepared in accordance with generally accepted petroleum engineering and evaluation principles as set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers and as mandated by the SEC.

Cawley, Gillespie & Associates, Inc. is a Texas Registered Engineering Firm (F-693), made up of independent registered professional engineers and geologists that have provided petroleum consulting services to the oil and gas industry for over 50 years. This evaluation was supervised by Robert D. Ravnaas, Executive Vice President at Cawley, Gillespie & Associates, Inc. and a State of Texas Licensed Professional Engineer (License #61304). We do not own an interest in the properties, Mid-Con Energy I, LLC or Mid-Con Energy II, LLC and are not employed on a contingent basis. We have used all methods and procedures that we consider necessary under the circumstances to prepare this audit. Our work-papers and related data utilized in the preparation of these estimates are available in our office.

Sincerely,

CAWLEY, GILLESPIE & ASSOCIATES, INC.

Robert D. Ravnaas, P.E.
Executive Vice President

Mid-Con Energy I, LLC and Mid-Con Energy II, LLC
Reserve Audit
August 8, 2011

Methods Employed in the Estimation of Reserves

The four methods customarily employed in the estimation of reserves are (1) production performance, (2) material balance, (3) volumetric and (4) analogy. Most estimates, although based primarily on one method, utilize other methods depending on the nature and extent of the data available and the characteristics of the reservoirs.

Basic information includes production, pressure, geological and laboratory data. However, a large variation exists in the quality, quantity and types of information available on individual properties. Operators are generally required by regulatory authorities to file monthly production reports and may be required to measure and report periodically such data as well pressures, gas-oil ratios, well tests, etc. As a general rule, an operator has complete discretion in obtaining and/or making available geological and engineering data. The resulting lack of uniformity in data renders impossible the application of identical methods to all properties, and may result in significant differences in the accuracy and reliability of estimates.

A brief discussion of each method, its basis, data requirements, applicability and generalization as to its relative degree of accuracy follows:

Production performance.  This method employs graphical analyses of production data on the premise that all factors which have controlled the performance to date will continue to control and that historical trends can be extrapolated to predict future performance. The only information required is production history. Capacity production can usually be analyzed from graphs of rates versus time or cumulative production. This procedure is referred to as “decline curve” analysis. Both capacity and restricted production can, in some cases, be analyzed from graphs of producing rate relationships of the various production components. Reserve estimates obtained by this method are generally considered to have a relatively high degree of accuracy with the degree of accuracy increasing as production history accumulates.

Material balance.  This method employs the analysis of the relationship of production and pressure performance on the premise that the reservoir volume and its initial hydrocarbon content are fixed and that this initial hydrocarbon volume and recoveries therefrom can be estimated by analyzing changes in pressure with respect to production relationships. This method requires reliable pressure and temperature data, production data, fluid analyses and knowledge of the nature of the reservoir. The material balance method is applicable to all reservoirs, but the time and expense required for its use is dependent on the nature of the reservoir and its fluids. Reserves for depletion type reservoirs can be estimated from graphs of pressures corrected for compressibility versus cumulative production, requiring only data that are usually available. Estimates for other reservoir types require extensive data and involve complex calculations most suited to computer models which makes this method generally applicable only to reservoirs where there is economic justification for its use. Reserve estimates obtained by this method are generally considered to have a degree of accuracy that is directly related to the complexity of the reservoir and the quality and quantity of data available.

Volumetric.  This method employs analyses of physical measurements of rock and fluid properties to calculate the volume of hydrocarbons in-place. The data required are well information sufficient to determine reservoir subsurface datum, thickness, storage volume, fluid content and location. The volumetric method is most applicable to reservoirs which are not susceptible to analysis by production performance or material balance methods. These are most commonly newly developed and/or no-pressure depleting reservoirs. The amount of hydrocarbons in-place that can be recovered is not an integral part of the volumetric calculations but is an estimate

Mid-Con Energy I, LLC and Mid-Con Energy II, LLC
Reserve Audit
August 8, 2011

inferred by other methods and a knowledge of the nature of the reservoir. Reserve estimates obtained by this method are generally considered to have a low degree of accuracy; but the degree of accuracy can be relatively high where rock quality and subsurface control is good and the nature of the reservoir is uncomplicated.

Analogy.  This method which employs experience and judgment to estimate reserves, is based on observations of similar situations and includes consideration of theoretical performance. The analogy method is applicable where the data are insufficient or so inconclusive that reliable reserve estimates cannot be made by other methods. Reserve estimates obtained by this method are generally considered to have a relatively low degree of accuracy.

Much of the information used in the estimation of reserves is itself arrived at by the use of estimates. These estimates are subject to continuing change as additional information becomes available. Reserve estimates which presently appear to be correct may be found to contain substantial errors as time passes and new information is obtained about well and reservoir performance.

Mid-Con Energy I, LLC and Mid-Con Energy II, LLC
Reserve Audit
August 8, 2011

Reserve Definitions and Classifications

The Securities and Exchange Commission, in SX Reg. 210.4-10 dated November 18, 1981, as amended on September 19, 1989 and January 1, 2010, requires adherence to the following definitions of oil and gas reserves:

“(22) Proved oil and gas reserves. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

“(i) The area of a reservoir considered as proved includes: (A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

“(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

“(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

“(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when: (A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

“(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

“(6) Developed oil and gas reserves. Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

“(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

Mid-Con Energy I, LLC and Mid-Con Energy II, LLC
Reserve Audit
August 8, 2011

“(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

“(31) Undeveloped oil and gas reserves. Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

“(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

“(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

“(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

“(18) Probable reserves. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

“(i) When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

“(ii) Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

“(iii) Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

“(iv) See also guidelines in paragraphs (17)(iv) and (17)(vi) of this section (below).

“(17) Possible reserves. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

“(i) When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

“(ii) Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain.

Mid-Con Energy I, LLC and Mid-Con Energy II, LLC
Reserve Audit
August 8, 2011

Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

“(iii) Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

“(iv) The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

“(v) Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

“(vi) Pursuant to paragraph (22)(iii) of this section (above), where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.”

Instruction 4 of Item 2(b) of Securities and Exchange Commission Regulation S-K was revised January 1, 2010 to state that “a registrant engaged in oil and gas producing activities shall provide the information required by Subpart 1200 of Regulation S-K.” This is relevant in that Instruction 2 to paragraph (a)(2) states: “The registrant is permitted, but not required, to disclose probable or possible reserves pursuant to paragraphs (a)(2)(iv) through (a)(2)(vii) of this Item.”

“(26) Reserves. Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

“Note to paragraph (26):  Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).”

Through and including           (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Common Units

Mid-Con Energy Partners, LP

Common Units Representing Limited Partner Interests

PRICE $           PER COMMON UNIT

RBC Capital Markets

PRELIMINARY PROSPECTUS

          , 2011

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

Set forth below are the expenses (other than underwriting discounts, a structuring fee and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the FINRA filing fee and the NASDAQ Global Market listing fee, the amounts set forth below are estimates. The underwriters have agreed to reimburse us for a portion of our expenses.

SEC registration fee	$16,254
FINRA filing fee	$14,500
NASDAQ Global Market listing fee	$25,000
Printing and engraving expenses	$650,000
Accounting fees and expenses	$350,000
Legal fees and expenses	$1,500,000
Transfer agent and registrar fees	$20,000
Miscellaneous	$24,246
Total	$2,600,000

Item 14.	Indemnification of Directors and Officers

The partnership agreement of Mid-Con Energy Partners, LP provides that the partnership will, to the fullest extent permitted by law but subject to the limitations expressly provided therein, indemnify and hold harmless its general partner, any Departing Partner (as defined therein), any person who is or was an affiliate of the general partner, including any person who is or was a member, partner, officer, director, fiduciary or trustee of the general partner, any Departing Partner, any Group Member (as defined therein) or any affiliate of the general partner, any Departing Partner or any Group Member, or any person who is or was serving at the request of the general partner, including any affiliate of the general partner or any Departing Partner or any affiliate of any Departing Partner as an officer, director, member, partner, fiduciary or trustee of another person, or any person that the general partner designates as a Partnership Indemnitee for purposes of the partnership agreement (each, a “Partnership Indemnitee”) from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Partnership Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as a Partnership Indemnitee, provided that the Partnership Indemnitee shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Partnership Indemnitee is seeking indemnification, the Partnership Indemnitee engaged in fraud, willful misconduct or gross negligence or, a breach of its obligations under the partnership agreement of Mid-Con Energy Partners, LP or a breach of its fiduciary duty in the case of a criminal matter, acted with knowledge that the Partnership Indemnitee’s conduct was unlawful. This indemnification would under certain circumstances include indemnification for liabilities under the Securities Act. To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by a Partnership Indemnitee who is indemnified pursuant to the partnership agreement in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the partnership prior to a determination that the Partnership Indemnitee is not entitled to be indemnified upon receipt by the partnership of any undertaking by or on behalf of the

Partnership Indemnitee to repay such amount if it shall be determined that the Partnership Indemnitee is not entitled to be indemnified under the partnership agreement provided, however, there shall be no advancement of costs or fees to any Partnership Indemnitee in the event of a derivative or direct action against such Person brought by at least a Majority in Interest of the Limited Partners. Any indemnification under these provisions will be only out of the assets of the partnership. Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever.

Mid-Con Energy Partners, LP is authorized to purchase (or to reimburse its general partner for the costs of) insurance against liabilities asserted against and expenses incurred by its general partner, its affiliates and such other persons as the respective general partners may determine and described in the paragraph above in connection with their activities, whether or not they would have the power to indemnify such person against such liabilities under the provisions described in the paragraphs above. The general partner has purchased insurance covering its officers and directors against liabilities asserted and expenses incurred in connection with their activities as officers and directors of our general partner or any of its direct or indirect subsidiaries.

Any underwriting agreement entered into in connection with the sale of the securities offered pursuant to this registration statement will provide for indemnification of officers and directors of our general partner, including liabilities under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities.

On July 29, 2011, in connection with the formation of Mid-Con Energy Partners, LP, we issued (i) the 2.0% general partner interest in us to Mid-Con Energy GP, LLC for $20 and (ii) the 98.0% limited partner interest in us to S. Craig George for $980, in each case, in an offering exempt from registration under Section 4(2) of the Securities Act.

There have been no other sales of unregistered securities within the past three years.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibit Index

Exhibit
Number			Description

1.1		—	Form of Underwriting Agreement
3	.1*	—	Certificate of Limited Partnership of Mid-Con Energy Partners, LP
3	.2*	—	Agreement of Limited Partnership of Mid-Con Energy Partners, LP
3.3		—	Form of First Amended and Restated Agreement of Limited Partnership of Mid-Con Energy Partners, LP (included as Appendix A to the prospectus)
3	.4*	—	Certificate of Formation of Mid-Con Energy GP, LLC
3	.5*	—	Limited Liability Company Agreement of Mid-Con Energy GP, LLC
3.6		—	Form of Amended and Restated Limited Liability Company Agreement of Mid-Con Energy GP, LLC
5.1		—	Form of Opinion of GableGotwals as to the legality of the securities being registered
8.1		—	Form of Opinion of Andrews Kurth LLP relating to tax matters
10.1		—	Form of Credit Agreement
10.2		—	Form of Contribution, Conveyance, Assumption and Merger Agreement
10.3		—	Form of Mid-Con Energy GP, LLC Long-Term Incentive Program
10.4		—	Form of Services Agreement
10	.5**	—	Form of Crude Oil Purchase Agreement between RDT Properties Inc. (now known as Mid-Con Energy Operating, Inc.) and Sunoco Partners Marketing & Terminals, L.P.
10	.6**	—	Form of Crude Oil Purchase Agreement between Mid-Con Energy Operating, Inc. and Enterprise Crude Oil LLC
10.7		—	Form of Employment Agreement

Exhibit
Number			Description

21	.1*	—	List of Subsidiaries of Mid-Con Energy Partners, LP
23.1		—	Consent of Grant Thornton LLP
23.2		—	Consent of Cawley, Gillespie & Associates, Inc.
23.3		—	Consent of GableGotwals (contained in Exhibit 5.1)
23.4		—	Consent of Andrews Kurth LLP (contained in Exhibit 8.1)
24	.1*	—	Powers of Attorney (included on signature page)
99.1		—	Report of Cawley, Gillespie & Associates, Inc. (included as Appendix C to the prospectus) of reserves as of June 30, 2011
99	.2**	—	Report of Cawley, Gillespie & Associates, Inc. of reserves as of December 31, 2010

*	Previously filed as an exhibit to the Registration Statement (Registration No. 333-176265) filed on August 12, 2011.

**	Previously filed as an exhibit to Amendment No. 1 to the Registration Statement (Registration No. 333-176265) filed on October 5, 2011.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction of the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The registrant undertakes to send to each limited partner at least on an annual basis a detailed statement of any transactions with Mid-Con Energy GP, LLC, our general partner, or its affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to Mid-Con Energy GP, LLC or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

The registrant undertakes to provide to the limited partners the financial statements required by Form 10-K for the first full fiscal year of operations of the partnership.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tulsa, State of Oklahoma, on November 18, 2011.

MID-CON ENERGY PARTNERS, LP

By: Mid-Con Energy GP, LLC, its general partner

By:	/s/ CHARLES R. OLMSTEAD
Charles R. Olmstead, Chief Executive
Officer and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates presented.

Name	Title	Date

* S. Craig George	Executive Chairman of the Board of Directors	November 18, 2011

/s/ CHARLES R. OLMSTEAD Charles R. Olmstead	Chief Executive Officer and Director (Principal Executive Officer)	November 18, 2011

* Jeffrey R. Olmstead	Chief Financial Officer and Director (Principal Financial Officer)	November 18, 2011

* Dave A. Culbertson	Chief Accounting Officer (Principal Accounting Officer)	November 18, 2011

* Peter A. Leidel	Director	November 18, 2011

* Cameron O. Smith	Director	November 18, 2011

* Robert W. Berry	Director	November 18, 2011

* Peter Adamson III	Director	November 18, 2011

*By:	/s/ Charles R. Olmstead Charles R. Olmstead Attorney-in-fact

EXHIBIT INDEX

Exhibit
Number			Description

1.1		—	Form of Underwriting Agreement
3	.1*	—	Certificate of Limited Partnership of Mid-Con Energy Partners, LP
3	.2*	—	Agreement of Limited Partnership of Mid-Con Energy Partners, LP
3.3		—	Form of First Amended and Restated Agreement of Limited Partnership of Mid-Con Energy Partners, LP (included as Appendix A to the prospectus)
3	.4*	—	Certificate of Formation of Mid-Con Energy GP, LLC
3	.5*	—	Limited Liability Company Agreement of Mid-Con Energy GP, LLC
3.6		—	Form of Amended and Restated Limited Liability Company Agreement of Mid-Con Energy GP, LLC
5.1		—	Form of Opinion of GableGotwals as to the legality of the securities being registered
8.1		—	Form of Opinion of Andrews Kurth LLP relating to tax matters
10.1		—	Form of Credit Agreement
10.2		—	Form of Contribution, Conveyance, Assumption and Merger Agreement
10.3		—	Form of Mid-Con Energy GP, LLC Long-Term Incentive Program
10.4		—	Form of Services Agreement
10	.5**	—	Form of Crude Oil Purchase Agreement between RDT Properties Inc. (now known as Mid-Con Energy Operating, Inc.) and Sunoco Partners Marketing & Terminals, L.P.
10	.6**	—	Form of Crude Oil Purchase Agreement between Mid-Con Energy Operating, Inc. and Enterprise Crude Oil LLC
10.7		—	Form of Employment Agreement
21	.1*	—	List of Subsidiaries of Mid-Con Energy Partners, LP
23.1		—	Consent of Grant Thornton LLP
23.2		—	Consent of Cawley, Gillespie & Associates, Inc.
23.3		—	Consent of GableGotwals (contained in Exhibit 5.1)
23.4		—	Consent of Andrews Kurth LLP (contained in Exhibit 8.1)
24	.1*	—	Powers of Attorney (included on signature page)
99.1		—	Report of Cawley, Gillespie & Associates, Inc. (included as Appendix C to the prospectus) of reserves as of June 30, 2011
99	.2**	—	Report of Cawley, Gillespie & Associates, Inc. of reserves as of December 31, 2010

*	Previously filed as an exhibit to the Registration Statement (Registration No. 333-176265) filed on August 12, 2011.

**	Previously filed as an exhibit to Amendment No. 1 to the Registration Statement (Registration No. 333-176265) filed on October 5, 2011.